Confidential draft submitted to the Securities and Exchange Commission on November 13, 2023. This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________________

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

__________________________________________

HERITAGE DISTILLING HOLDING COMPANY, INC.

(Exact name of registrant as specified in its charter)

__________________________________________

Delaware	2085	83-4558219
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

9668 Bujacich Road
Gig Harbor, Washington 98332
(253) 509-0008

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

__________________________________________

Justin Stiefel
Chief Executive Officer
9668 Bujacich Road
Gig Harbor, Washington 98332
(253) 509-0008

(Name, address, including zip code, and telephone number, including area code, of agent for service)

__________________________________________

Copies to:

M. Ali Panjwani, Esq. Eric M. Hellige, Esq. Pryor Cashman LLP 7 Times Square New York, New York 10036-6569 Telephone: (212) 326-0846 Fax: 212-326-0806	Barry I. Grossman, Esq. Matthew Bernstein, Esq. Justin Grossman, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, New York 10105 Telephone: (212) 370-1300 Fax: (212) 370-7889

__________________________________________

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box: ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED             , 2023

PRELIMINARY PROSPECTUS

1,800,000 Shares

Heritage Distilling Holding Company, Inc.

Common Stock

This is an initial public offering of shares of common stock of Heritage Distilling Holding Company, Inc. We are offering 1,800,000 shares of our common stock.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share of our common stock will be between $6.50 and $8.50. We have applied to list our common stock on The Nasdaq Capital Market under the symbol “CASK”. If our common stock is not approved for listing on the Nasdaq Capital Market, we will not consummate this offering.

We are an “emerging growth company” as that term is defined in the Jumpstart Our Business Startups Act of 2012, and as such, have elected to take advantage of certain reduced public company reporting requirements.

Investing in our common stock involves a high degree of risk. Please read “Risk Factors” beginning on page 10 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

____________

(1)      Does not include warrants that are issuable by us to the underwriters for 5% of the shares of common stock sold in the offering at a price per share equal to 100% of the initial public offering price or certain out-of-pocket expenses of the underwriters that are reimbursable by us. See “Underwriting” beginning on page 124 of this prospectus for a description of the compensation payable to the underwriters.

We have granted the representative of the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase from us, up to an additional              shares of common stock at the public offering price of $            per share, less the underwriting discounts and commissions, to cover over-allotments, if any. If the representative of the underwriters exercises the option in full, the total underwriting discounts and commissions payable will be $            , and the total proceeds to us, before expenses, will be $            .

Delivery of the shares of common stock is expected to be made on or about            , 2023.

Newbridge Securities Corporation

The date of this prospectus is            , 2023

i

ABOUT THIS PROSPECTUS

The registration statement of which this prospectus forms a part, which we have filed with the Securities and Exchange Commission (the “SEC”), includes exhibits that provide more detail on the matters discussed in this prospectus.

You should read this prospectus and the related exhibits filed with the SEC, together with the additional information described under the heading “Where You Can Find More Information.”

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus or any related free writing prospectus. This prospectus is an offer to sell only the securities offered hereby but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date. Our business, financial condition, results of operations and prospects may have changed since that date.

We are not offering to sell or seeking offers to purchase these securities in any jurisdiction where the offer or sale is not permitted. We have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the jurisdiction of the United States who come into possession of this prospectus are required to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus applicable to that jurisdiction.

Unless the context otherwise requires, the terms the “Company,” “we,” “us” and “our” refer to Heritage Distilling Holding Company, Inc. and our subsidiaries. We have registered our name, our logo and a number of our trademarks, including Stiefel’s Select®, Tribal Beverage Network®, TBN®, Cocoa Bomb®, Cask Club®, Elk Rider®, and My Batch®, in the United States. Other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners. Except as set forth above and solely for convenience, the trademarks and trade names in this prospectus are referred to without the®,© and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate is based on information from independent industry and research organizations, other third-party sources (including industry publications, surveys and forecasts), and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data and our knowledge of such industry and markets, which we believe to be reasonable. Although we believe the data from these third-party sources is reliable, we have not independently verified any third-party information. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

ii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that you should consider before investing in our securities. This summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. You should read this entire prospectus carefully, including the information set forth in the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes thereto contained in this prospectus, before making an investment decision. Unless the context requires otherwise, references in this prospectus to “we,” “us,” “our,” “our company,” or similar terminology refer to Heritage Distilling Holding Company, Inc. and its subsidiaries.

Our Company

Overview

We are one of the leading craft distilleries in the United States producing, marketing and selling a diverse line of award-winning craft spirits, including whiskeys, vodkas, gins, rums, and “ready-to-drink” canned cocktails. We recognize that taste and innovation are key criteria for consumer choices in spirits and innovate new products for trial in our company-owned distilleries and tasting rooms. We have developed differentiated products that are responsive to consumer desires for rewarding and novel taste experiences. As a result, out of the more than 2,600 craft producers in North America, we have been recognized with more awards for our products from the American Distilling Institute, the leading independent spirits association in the U.S., than any other North American craft distiller for each of the last ten years. We are one of the largest craft spirits producers on the West Coast based on revenues and are developing a national reach in the U.S. through traditional sales channels (wholesale, on-premise and e-commerce) and our unique and recently-developed Tribal Beverage Network (“TBN”) sales channel.

We compete in the craft spirits segment, which is the most rapidly-growing segment of the overall $288 billion spirits market. According to the American Craft Spirits Association, a craft distillery is defined generally as a distillery that produces fewer than 750,000 gallons annually and holds an ownership interest of 51% or more of a distilled spirits plant that is licensed by the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Department of the Treasury. According to the Craft Spirits Global Market Report 2022 of Research and Markets, the craft spirits segment had revenues of in excess of $17.7 billion in 2021 and is estimated to grow at a compound annual growth rate (“CAGR”) of 30.6% to $66.0 billion in 2026. We believe we are well positioned to grow in excess of the growth rate of the market by increasing our marketing efforts, increasing the size of our sales teams and broadening our wholesale distribution.

We sell our products through wholesale distribution, directly to consumers through our five owned and operated distilleries and tasting rooms located in Washington and Oregon and by shipping directly to consumers on-line where legal. Currently, we sell products primarily in the Pacific Northwest with limited distribution in other states throughout the U.S. In addition, in collaboration with Native American tribes, we have recently developed a new sales, manufacturing and distribution channel on tribal lands that we expect will increase and broaden the recognition of our brand as that network expands nationally.

Our growth strategy is based on three primary areas. First, we are focused on growing our direct-to-consumer (“DtC”) sales by shipping to legal purchasers to their homes where allowed. We currently use a three-tier compliant, third-party platform to conduct these sales and deliveries in 34 states in which approximately 83% of the U.S. population reside. This allows us to develop a relationship directly with the consumer through higher-margin sales while collecting valuable data about our best performing products. We can then use this data to target the consumer based on location, age, key demographics and product types. With the data collected, we can also retarget and resell to these customers, thereby generating more revenue.

Our DtC sales also support our second growth area, which entails growing our wholesale volume with our distributors through key national accounts both on-premise and off-premise. By building brand recognition for key products in selected regions or states through DtC sales, we can better support the wholesale launch, marketing and product pull-through of those products in partnership with wholesalers in those targeted states. While DtC sales result in singular high-margin sales, growing volume through wholesale distribution is the most efficient way to drive large-scale growth across retail chains.

Third, we are focused on expanded growth of our collaboration with Native American tribes through the TBN model we created. In concert with tribal partners, this sales channel includes Heritage-branded micro production hubs, Heritage-branded stores and tasting rooms and the sale of our products and new tribally-branded products. In the typical TBN collaboration, the tribes will own these businesses, and we will receive a royalty on gross sales through licenses we grant to use our brands, products, recipes, programs, IP, new product development, on-going compliance support and the other support we provide. The TBN is expected to form a network of regional production hubs that will support product trials and sampling, and will generate sales of finished, intermediate and bulk spirits depending on location, equipment and market. Importantly, because these premium spirits will be produced locally, we believe the TBN will promote the positioning of our brands as local and regional. We expect that, as the brands grow and the TBN footprint expands, there will be an important synergy with increased adoption and growth through our wholesale channels in the regions where the TBN locations are driving trial and awareness. Similarly, as demand for our products grow through our wholesale channels, there should be a positive effect on the demand for our products through the tribal distilleries.

Competitive Strengths

We attribute our success to the following competitive strengths.

•        Compelling Product Offerings — Flavored Craft Spirits and Ready-to-Drink (“RTD”) Segments.    We offer a diverse line of traditional and flavored craft spirits and innovative and refreshing canned RTD alcoholic beverages with appealing taste profiles, such as Cocoa Bomb Chocolate Whiskey, Florescence Grapefruit & Pomelo Vodka, Peachy Bourbon Canned Cocktail, and Blood Orange Vodkarita. This is evidenced by the more than 300 awards we have received over the past ten years. We were the original creator of Flavored Bourbon, a flavored bourbon that won “World’s Best Flavored Whiskey” by Whiskey Magazine in London two years in a row — an unprecedented feat.

•        Premium Aged Whiskeys.    We have been testing, distilling and aging premium whiskeys since our inception over ten years ago. Unlike many new brands entering the premium craft whiskey and bourbon category that rely on sourced liquid for their blends, we chose to produce and age all of our own product in-house for our recently-launched super premium whisky line under our Stiefel’s Select label. This approach has allowed us to leverage our experience and our innovative distillation methods while taking advantage of the Pacific Northwest’s unique climate to produce aged whiskeys that are highest quality and authentic to our name. We introduced our first single barrel selections to the public in late 2022 under the Stiefel’s Select brand. The initial single barrel selections, which included a four-grain bourbon, a high rye bourbon, a wheated bourbon, a peated bourbon, a 100% rye whiskey and a single malt whiskey, sold out quickly, and we have begun releasing more single barrel selections to the market. We expect to continue to release these whiskeys as either “single barrel picks” or “small batch blends” depending on the recipe and target market. We have been awarded a Double Gold Medal, Gold Medal and Best of Category for our first releases of Stiefel’s Select by some of the most prestigious spirits competitions in the world, including at the San Francisco International Spirits Competition and the Fred Minnick Ascot Awards.

•        Differentiated Distribution Strategy.    We believe we have a strong distribution approach that increases the availability of our brands and product offerings to our target consumers.

•        Direct to Consumer (“DtC”).

•        We have five Heritage-branded tasting rooms in the Pacific Northwest and one TBN-partner tasting room that allow us to sell directly to consumers and that we use to sample new products and ideas.

•        We also sell through e-commerce and engage in other subscription-based program activities to target customers to generate recurring revenue and customer loyalty. Commencing in March 2023, we contracted with Speakeasy Company (“Speakeasy”) to sell online to consumers in 34 states via Speakeasy’s three-tier compliant system. Prior to this contract, we shipped directly to consumers in only nine states. This sales method allows us to collect high-margin sales and consumer data to drive future sales and to support the growth of our traditional spirits thorough the three-tier wholesale system.

•        In our Cask Club® program, consumers join as members and work with our distilling team to develop their own 10-liter barrel batches, which are custom aged, flavored, bottled, proofed and labeled in our retail locations. Over the last ten years we have demonstrated that this program creates repeat customer foot traffic in our tasting rooms and encourages members to bring friends and family to the locations to sample products, enjoy cocktails and purchase products of their own. It also serves as an innovation laboratory that provides us with an opportunity to develop and test new products and concepts with the goal of bringing the strongest performers to market.

•        In our Spirits Club®, a DtC subscription service, we offer members the opportunity to purchase three or four selections of spirits per year, which are automatically shipped to their homes or are available for pick up in our tasting rooms.

•        Wholesale.    We have distribution agreements with the two largest spirits distributors in the U.S., Southern Glazers Wine and Spirits (“SGWS”) and Republic National Distributing Company (“RNDC”), each of which has a dedicated sales force in our core states of Washington, Oregon and Alaska focused on our portfolios. The revenues of these distributors in 2022 collectively represented more than 50% of the market share of the total wine and spirits wholesale market in the U.S. Our existing wholesale footprint includes the seven states in the Pacific Northwest (Washington, Oregon, Alaska, Idaho, Montana, Utah and Wyoming) and special order options in Virginia through the state liquor system. Our wholesale leadership team is actively meeting with additional distributors in other states to expand our footprint for wholesale sales in 2024 and beyond.

•        Tribal Beverage Network.    According to 500nations.com, a website focused on Native American tribal casinos and casino gambling, there are currently 245 tribes in the U.S. operating 524 gaming operations in 29 states, generating annual revenues of approximately $32 billion. In most counties across the U.S. in which there are tribal casinos, the casinos are the largest accounts for spirits, beer and wine in such counties. We believe a significant percentage of the millions of visitors collectively visiting those tribal-owned operations will patronize Heritage-branded TBN distillery tasting rooms to sample and consume cocktails, sign up for one or more of our subscription-based member programs and purchase bottles of spirits to go. Under this model, the tribes exercise their tribal sovereignty and enter a new business with significant revenue and margin potential. The TBN model also includes us working with each of the participating tribes to develop their own unique brands to feature in their properties and regions.

We believe the TBN model is unique in the adult beverage industry. To set up this network, we have leveraged the role of our Chief Executive Officer in overturning in 2018 a 184-year-old federal law prohibiting Native Americans from distilling spirits on tribal lands. We designed the TBN to assist Native American tribes in developing a new business, complementary to their existing casino and entertainment businesses, in order to attract new visitors and consumers. By working with us, tribes get access to our expertise and our full portfolio of brands. We believe this is a significant new business opportunity for tribes with the potential for strong revenue and profit growth, allowing tribes to capture the full margin benefit as manufacturers and the ability to collect and keep state spirits taxes for products made and sold on their sovereign land.

•        Co-Located Retail Spaces.    Our marketing plan includes partnering with some of the most highly-regarded premium craft spirits producers in key regions across the U.S. to co-brand and cross operate retail tasting rooms. Qualified partners must have the key attributes of high-quality products, a consumer-focused tasting room opportunity to drive trial and sales, and the ability to send and receive spirits in bulk for localized bottling. As we and these other producers cross-brand our collective tasting rooms to consumers who do not otherwise have access to them in their general markets, we believe we will collectively be driving more consumer trials and increased sales, as well as building co-marketed brands in other regions of the country without the expense of new buildings, leased spaces, production capacity, employees or other capital expenditures.

•        Capital-Efficient and Scalable Operational Structure.    We have strategically structured, and plan to continue to structure, our organization and operations to minimize and most effectively manage our capital investment requirements while maintaining flexibility to rapidly scale our production capabilities while minimizing future capital expenditure to meet consumer demands. We do this by utilizing our internal distilling and bottling capabilities while leveraging a network of reputable third-party providers with industry expertise and experience performing various functions falling outside of our internal core competencies. For example, we have an existing contract with the Chehalis Tribe in southwest Washington state to utilize a certain amount of their production capacity for the distillation, production, and blending of our products.

We also contract with third-party canning and packaging companies to pack our RTDs rather than investing in the required equipment and supporting infrastructure and personnel for in-house canning operations. We can also source specific spirits or buy bulk spirits in the market or have them produced at tribal and non-tribal facilities under contract. We believe the planned expansion of the TBN will also enhance our ability to scale our production, distribution and selling operations with limited capital expenditures across many regions of the U.S. while allowing us to retain “local” brand status in those areas. We plan to continually review the structure of our organization and operations, and to make any changes we deem necessary, to best accommodate our growth and changing market conditions.

•        Food and Beverage Industry Experience.    Our executive team and board of directors operates with a focus on human capital management that holds a firm belief that quality people with proven track records can produce quality results. Our leadership team and board of directors are made up of multi-disciplinary executives with proven track records of successfully launching, growing and operating companies of all sizes and across industries, including in the spirits industry.

Strategies for Growth

Our growth plan focuses on gaining brand and product visibility, thereby increasing sales and market share, by executing the following strategies:

•        Grow Brand Recognition for Our Principal Product Lines Through High-Margin DtC Sales.    By taking advantage of the internet and targeted digital marketing, we can place our brands in front of consumers and make direct sales to them. These sales generate high-margin revenue for us while building our customer data base and product data. We plan to further leverage direct-to-consumer sales through company-owned tasting rooms, through the TBN and through co-located tasting rooms.

•        Grow Our Principal Product Lines Through High-Volume Distribution.    By leveraging the data we collect from our DtC sales, we plan to continue to produce and sell innovative, premium-branded products through our primary channels of distribution. These channels consist of wholesale distribution to retail establishments such as retail supermarkets, liquor stores, state liquor stores (in control states), hotels, casinos, bars and restaurants.

•        Grow the TBN model.    One of our primary focus areas is the expansion of the TBN to create a national network of tribal spirits production and retail operation locations in or around tribal casinos and high-foot-traffic entertainment districts on tribal lands. We believe these operations will benefit from the fact that, as sovereign nations, tribes are exempt from a variety of state and local zoning and construction codes and can collect and keep state and local excise and sales taxes on the products they produce and sell on tribal lands, along with distributing products to their own properties.

•        Continue to Innovate New Products.    We plan to continue to employ a synergistic process of rapid development and testing of new products through DtC sales, sampling in our company-owned distilleries and tasting rooms and, in collaboration with the TBN, selling products to consumers in our Heritage-branded TBN distilleries. Once we obtain positive feedback on a new product, we can then launch it for sale directly to consumers via the internet to generate revenue and collect more data from consumers across the country. With new data in hand, we can make decisions with our wholesale partners on which products should be taken to the wholesale market. This direct-to-consumer launch model is a strategy we have utilized since our inception. It has been an important part of our ability to launch, test, re-formulate and re-launch products that have subsequently proven to be appealing to consumers.

•        Continue to Innovate Marketing Through the Adoption of Artificial Intelligence (“AI”).    We plan to continue testing new AI technology, methods and tools focused on the creation of content, designs, themes and audience identification to maximize the efficiency of our marketing efforts.

Risks Associated With Our Business

Our ability to execute our business strategy is subject to numerous risks, as more fully described in the section captioned “Risk Factors” immediately following this prospectus summary. You should read these risks before you invest in our common stock. In particular, risks associated with our business include, but are not limited to, the following:

Our operating history and evolving business make it difficult to evaluate our prospects and risks.

•        We have a history of losses, anticipate increasing our operating expenses in the future and may not achieve or maintain profitability in the future.

•        As we have incurred recurring operating losses and negative cash flows from operations since our inception, there is no assurance that we will be able to continue as a going concern absent additional financing, which we may not be able to obtain on favorable terms, or at all.

•        The COVID-19 pandemic and related responsive measures have negatively impacted our business, inclusive of our retail, wholesale and TBN operations.

•        We face experienced and well capitalized competition and could lose market share to these competitors.

•        We could fail to attract, retain, motivate or integrate our personnel.

•        We may not be able to maintain and continue developing our reputation and brand recognition.

•        We could fail to maintain our company culture as we grow, which could negatively affect our business.

•        Our growth strategy will subject us to additional costs, compliance requirements and risks.

•        We could fail to effectively manage our growth and optimize our organizational structure.

•        There may be uncertainties with respect to the legal systems in the jurisdictions in which we operate.

•        As we expand our product offerings, we may become subject to additional laws and regulations.

•        We may be subject to claims, lawsuits, government investigations and other proceedings.

•        Our failure to protect or enforce our intellectual property rights could harm our business.

•        Claims by others that we infringed their intellectual property rights could harm our business.

•        Changes in laws relating to privacy and data protection could adversely affect our business.

•        We are subject to changing laws regarding regulatory matters, corporate governance and public disclosure.

•        Our working capital deficiency, incurrence of significant losses and required additional funding to meet our obligations and sustain our operations raise substantial doubt about our ability to continue as a going concern.

•        We could lose momentum with our TBN efforts, or fail to secure substantial numbers of new agreements, or maintain the agreements we already have. As it relates to TBN, we could also see a degradation of our brand if we cannot ensure product quality and consistency throughout all locations.

•        Our failure to maintain an effective system of internal control over financial reporting could adversely affect our ability to present accurately our financial statements and could materially and adversely affect us, including our business, reputation, results of operations, financial condition or liquidity.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For as long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies. These provisions include, but are not limited to:

•        being permitted to have only two years of audited financial statements and only two years of related selected financial data and management’s discussion and analysis of financial condition and results of operations disclosure;

•        an exemption from compliance with the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act;

•        reduced disclosure about executive compensation arrangements in our periodic reports, registration statements and proxy statements; and

•        exemptions from the requirements to seek non-binding advisory votes on executive compensation or golden parachute arrangements.

In addition, the JOBS Act permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are not choosing to “opt out” of this provision. We will remain an emerging growth company until the earliest of (i) the end of the fiscal year following the fifth anniversary of the completion of this offering, (ii) the first fiscal year after our annual gross revenues exceed $1.235 billion, (iii) the date on which we have, during the immediately preceding three-year period, issued more than $1.0 billion in non-convertible debt securities or (iv) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeds $700 million as of the end of the second quarter of that fiscal year.

We are also a “smaller reporting company,” meaning that the market value of our stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700.0 million and our annual revenue is less than $100.0 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our stock held by non-affiliates is less than $250.0 million or (ii) our annual revenue is less than $100.0 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700.0 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

Our Corporate Information

We were incorporated in the State of Delaware on April 25, 2019. Heritage Distilling Company, Inc. (“HDC”) was incorporated in the State of Washington on July 19, 2011 to own and operate a network of craft distilleries for the purpose of creating products and services around craft distilling, blending, bottling and marketing premium distilled spirits. HDC’s first distillery began production in late 2012 in Gig Harbor, WA. On March 4, 2019, as part of corporate restructuring, HDC became our wholly-owned subsidiary. As a result of the restructuring, we are a holding company and HDC is our operating subsidiary through which all of our business is conducted. Our principal executive offices are located at 9668 Bujacich Road, Gig Harbor, Washington 98332, and our telephone number is (253) 509-0008. Our website address is www.HeritageDistilling.com. Information on our website is not part of this prospectus.

About This Offering

Shares offered by us	1,800,000 shares.
Common stock issued and outstanding prior to this offering	6,480,389 shares.
Common stock to be issued and outstanding after this offering	8,280,389 shares, or 8,550,389 shares assuming that the underwriters exercise their over-allotment option in full.
Over-allotment option

The underwriters have an option for a period of 45 days to purchase from us up to an additional 270,000 shares of common stock, at the assumed public offering price of $7.50, which is the midpoint of the initial public offering price range reflected on the cover of this prospectus, less the underwriting discounts and commissions, solely to cover over-allotments, if any.

Use of proceeds

We currently intend to use the net proceeds from this offering for working capital and other general corporate purposes, including the purchase of raw goods and materials, equipment purchases and modifications, marketing and sales, general operating expenses and the hiring of additional personnel. See “Use of Proceeds.”

Lock-up

We, our directors and executive officers and certain shareholders have entered into lock-up agreements. Under these agreements, these individuals have agreed, subject to specified exceptions, not to sell or transfer any shares of common stock or securities convertible into, or exchangeable or exercisable for, shares of common stock during a period ending 180 days after the date of this prospectus, without first obtaining the written consent of the Representative of the underwriters.

Representative Warrants

We have agreed to issue to the Representative of the underwriters warrants to purchase up to 5% of the number of shares of common stock sold in this offering. The warrants will be exercisable at any time, and from time to time, in whole or in part, during the five (5) year period commencing 180 days from the commencement of sales of the common stock in this offering, which is also the effective date of the registration statement of which this prospectus is a part, which period is in compliance with applicable FINRA rules. The warrants are exercisable at a per share price equal to $        per share, or 100% of the public offering price per share of common stock sold in this offering.

Risk Factors	See “Risk Factors” on page 10 a discussion of certain of factors to consider carefully before deciding to purchase any shares of common stock.
Proposed Nasdaq Capital Market Symbol	We have applied to list our common stock on The Nasdaq Capital Market under the symbol “CASK.” No assurance can be given that a liquid trading market will develop for our common stock.

The number of shares of our common stock to be outstanding after this offering is based on 669,559 shares of common stock outstanding as of June 30, 2023 and gives effect to the conversion of outstanding indebtedness in the aggregate fair value of $ 33,117,687 and with a principal amount of $24,795,755 (including accrued interest) in accordance with the terms thereof into an aggregate of 5,810,830 shares of our common stock subsequent to June 30, 2023, and excludes:

•        116,928 shares of our common stock issuable upon the exercise of warrants with a weighted average exercise price of $33.42 per share that expire between July 2024 and October 2028;

•        236,666 shares of our common stock issuable upon the exercise of warrants with an exercise price equal to the price per share at which our common stock is sold in this offering that are exercisable from time to time and will also mandatorily exercise on a cashless basis when the volume weighted average price per share of our common stock over a 20-day period reaches 125% of the exercise price and which expire in August 2028;

•        890,166 shares of our common stock issuable upon the exercise of a warrant that will automatically exercise without the payment of additional consideration at any time that the holder beneficially owns a number of shares of common stock that is less than 4.99% of our outstanding shares of common stock for a number of shares that would cause the holder to beneficially own 4.99% of our outstanding shares of common stock;

•        733,320 shares of our common stock issuable upon the exercise of warrants with an exercise price equal to the price per share at which our common stock is sold in this offering that will exercise on a cashless basis when the price per share of our common stock reaches 125% of the exercise price and which expire in July 2027;

•        Up to 334,370 shares of our common stock issuable upon the conversion of convertible promissory notes with an conversion price equal to the price per share at which our common stock is sold in this offering, assuming a public offering price of $7.50 per share, which is the midpoint of the initial public offering price range reflected on the cover of this prospectus, and the conversion of such notes in full prior to the third anniversary of the closing of this offering, or up to 417,962 shares of our common stock assuming such offering price and the conversion of such notes in full subsequent to such third anniversary;

•        90,000 shares of our common stock (103,500 shares if the underwriters’ over-allotment option is exercised in full) issuable upon the exercise of the Representative’s Warrants at an exercise price equal to the price per share at which our common stock is sold in this offering, assuming a public offering price of $7.50 per share, which is the midpoint of the initial public offering price range reflected on the cover of this prospectus;

•        13,288 shares of our common stock issuable upon the exercise of outstanding stock options under our 2019 Stock Incentive Plan with an exercise price of $90.00 per share that expire between June 2025 and November 2026;

•        205,954 shares of our common stock issuable upon the settlement of outstanding restricted stock units under our 2019 Stock Incentive Plan that vest upon the six-month anniversary of the date of this prospectus; and

•                     shares of our common stock reserved for future issuance under our 2023 Equity Incentive Plan.

Unless otherwise stated, all information in this prospectus assumes no exercise of the underwriters’ over-allotment option to purchase additional shares of common stock.

SELECTED FINANCIAL INFORMATION

The following table sets forth a summary of our historical financial data as of, and for the periods ended on, the dates indicated. The operating data for the years ended December 31, 2022 and 2021 and the balance sheet data as of December 31, 2022 and 2021 have been derived from our audited financial statements included elsewhere in this prospectus. The operating data for the six months ended June 30, 2023 and 2022 and the balance sheet data as of June 30, 2023 have been derived from our unaudited condensed financial statements included elsewhere in this prospectus. The unaudited condensed financial statements were prepared on the same basis as our audited financial statements. In our opinion, such financial statements include all adjustments, consisting of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information for those periods. The summary financial data should be read in conjunction with the financial statements and the accompanying notes, which are included in this prospectus. In addition, the summary financial data should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

	Six Months Ended June 30,		Year Ended December 31,
	2023	2022	2022	2021
Operating Data:
Net sales	$3,437,355	$3,286,550	$8,309,565	$8,286,923
Total gross profit	674,935	910,256	2,520,826	2,238,327
Loss from operations	(7,119,025)	(5,846,068)	(11,837,175)	(7,927,908)
Change in fair value of convertible notes	(19,544,020)	(261,000)	2,117,636	—
Change in fair value of warrant liabilities	(343,104)	(5,000)	148,364	—
Net loss	(28,211,694)	(7,541,955)	(12,268,216)	(7,219,141)
Loss from operations, per share	$(10.63)	$(8.74)	$(17.69)	$(11.95)
Basic and diluted net loss per share, common stock	$(42.13)	$(11.27)	$(18.34)	$(10.89)
Weighted Average Common Shares Outstanding, Basic and Diluted	669,646	668,929	669,102	663,219
	As of June 30, 2023	As of December 31,
		2022	2021
Balance Sheet Data:
Cash	$19,785	$223,034	$205,278
Total assets	26,993,226	27,959,107	24,897,800
Current liabilities	25,597,564	21,853,356	8,037,661
Long-term liabilities	36,230,584	12,737,042	11,649,893
Total liabilities	61,828,148	34,590,398	19,687,554
Total stockholders’ equity/(deficit)	(34,834,921)	(6,631,291)	5,210,246

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information appearing elsewhere in this prospectus, including our financial statements, the notes thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding to invest in our securities. The occurrence of any of the following risks could have a material and adverse effect on our business, reputation, financial condition, results of operations and future growth prospects, as well as our ability to accomplish our strategic objectives. As a result, the trading price of our securities could decline and you could lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations and stock price.

Risks Related to Our Financial Position and Capital Needs

We have a history of losses, anticipate increasing our operating expenses in the future and may not achieve or maintain profitability in the future.

We have a history of operating losses, including operating losses of $7,119,025, $11,837,175 and $7,927,908 for the six months ended June 30, 2023 and the years ended December 31, 2022 and 2021, respectively, and have incurred net losses in each year other than in 2021, the year in which we sold a controlling interest in our B S B — B rown S ugar B ourbon (“Flavored Bourbon”) brand. We had an accumulated deficit of $66,257,751 at June 30, 2023, and there can be no assurance if or when we will produce sufficient revenue from our operations to support our costs. We must generate and sustain higher revenue levels in future periods to become profitable, and, even if we do, we may not be able to maintain or increase our profitability. We expect to continue to incur losses for the foreseeable future as we expend substantial financial and other resources on, among other things:

•        sales and marketing, including expanding our direct sales organization and marketing programs, particularly for larger customers and for expanding our Tribal Beverage Network efforts;

•        investments in our distillation and production team, and the development of new formulations and enhancements of our existing brands;

•        expansion of our ready-to-drink canned cocktails into national distribution;

•        hiring additional personnel to add to our production teams if we are able to successfully increase our wholesale sales; and

•        general administration, including legal, accounting and other expenses related to being a public company.

These expenditures may not result in additional revenue or the growth of our business. Accordingly, we may not be able to generate sufficient revenue to offset our expected cost increases and achieve and sustain profitability. If we fail to achieve and sustain profitability, the market price of our common stock could decline.

As we have incurred recurring operating losses and negative cash flows from operations since our inception, there is no assurance that we will be able to continue as a going concern absent additional financing, which we may not be able to obtain on favorable terms, or at all.

We have incurred operating losses since our inception and there can be no assurance if or when we will produce sufficient revenue from our operations to support our costs. Even if profitability is achieved in the future, we may not be able to sustain profitability on a consistent basis. We expect to continue to incur substantial losses and negative cash flow from operations for the foreseeable future. Our financial statements included in this prospectus have been prepared assuming that we will continue as a going concern. However, we have concluded that, absent access to additional working capital, substantial doubt about our ability to continue as a going concern exists and our auditors have made reference to this in their audit report on our audited consolidated financial statements for the years ended December 31, 2022 and 2021. As a result, it may be more difficult for us to attract investors. Our future is dependent upon our ability to obtain financing and upon future profitable operations from the sale of our products and services.

Our ability to obtain additional financing will be subject to a number of factors, including market conditions, our operating performance and investor sentiment. If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay or scale back our operations or obtain funds by entering into agreements on unattractive terms, which would likely have a material adverse effect on our business, stock price and our business relationships with third parties, at least until additional funding is obtained. If we do not have sufficient funds to continue operations, we could be required to seek bankruptcy protection or other alternatives, including selling some or all of our aging barreled spirits inventory or equipment. The sale of such assets could impact our operations and our ability to produce products for sale and diminish future revenue opportunities. Any of these actions would likely result in our stockholders losing some or all of their investment in us.

We do not have any credit facilities as a source of future funds, and if we need additional financing after this offering, there can be no assurance that we will be able to raise sufficient additional capital on acceptable terms, or at all. We may seek additional capital through a combination of private and public equity offerings, debt financings and strategic collaborations. If following this offering we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders could be significantly diluted, and these newly-issued securities may have rights, preferences or privileges senior to those of existing stockholders. Debt financing, if obtained, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, could increase our expenses and require that our assets secure such debt. Moreover, any debt we incur must be repaid regardless of our operating results.

Our future capital needs are uncertain and we may need to raise additional funds to support those needs.

We believe the net proceeds from this offering and our cash generated from our current operations will enable us to fund our operations for a minimum of 12 months following the consummation of this offering. However, we may need to seek significant future financing, namely to:

•        develop or acquire additional brands or products;

•        expand our sales and marketing efforts to further commercialize our products and TBN-related services;

•        hire additional personnel;

•        add operational, financial and management information systems;

•        pay increased costs as a result of operating as a public company; and

•        expand our research and development efforts to expand and improve our product offerings and to successfully launch new products;

Our future funding requirements will depend on many factors, including:

•        market acceptance of our products and services;

•        the cost and timing of establishing additional sales, marketing and distribution capabilities;

•        our ability to expand the TBN and to generate royalty revenues therefrom;

•        the cost of our research and development activities;

•        the success of our existing distribution and marketing arrangements and our ability to enter into additional arrangements in the future; and

•        how competing products and market developments in our industry impact our position in the market and how consumers view us and our products.

We cannot assure you that we will be able to obtain additional funds on acceptable terms, or at all. Our ability to obtain additional financing will be subject to market conditions, our operating performance and investor sentiment, among other factors. If we raise additional funds by issuing equity or equity-linked securities, our stockholders may experience dilution. Future debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt. Any debt or equity financing may contain terms that are not favorable to us or our stockholders. If we do not have, or are not able to obtain, sufficient funds, we may have to delay development or commercialization of our products. We also may have to reduce marketing, customer support or other resources devoted to our products or cease operations. Any of these factors could have a material adverse effect on our financial condition, operating results, and general business operations.

We may continue to have limited capital depending on the amount of net proceeds we receive from this offering, how our funds are managed and how well our products and services continue to be received in the market place.

There can be no assurance that we can timely realize our business plan, if at all, in order to reach sustainable revenues to cover future operational costs or new obligations that we may incur in order to expand our operations. Any material deviation from our business plan timetable could require us to seek additional capital. There can be no assurance that such capital would be available at reasonable cost, or that it would not materially dilute the investment of our stockholders if it is obtained.

Our senior secured lender may accelerate our indebtedness and foreclose on our assets.

In the past, we have not met certain financial covenants required pursuant to the terms of our indebtedness with our senior secured lender. These covenants include semi-annual minimum liquidity tests, semi-annual minimum interest coverage ratios and semi-annual minimum EBITDA ratios. In addition, we have missed certain reporting deadlines required pursuant to the terms of such indebtedness. While our senior secured lender has waived such defaults in the past, there is no guarantee that our senior secured lender will waive future defaults, if any. If our senior secured lender were to call a default and accelerate our indebtedness, or were to seize our assets, it would be very difficult, if not impossible, to continue normal operations. Such a result would likely result in our stockholders losing some or all of their investment in us.

Small Business Association (“SBA”) Paycheck Protection Program (“PPP”) loan repayment risk and timing.

In April 2022, we were informed that we may have received a PPP loan in excess of the amount we were qualified for in Round 1 of that program, and in April 2023, we received a similar notification for our Round 2 PPP loan. Those loans were part of the federal government’s relief package in response to the COVID-19 pandemic. The SBA had previously forgiven both of the loans as we had followed all rules associated with the use of proceeds under that program. It is possible that the SBA may determine that we have to repay some of the amounts we received as PPP loans. If a demand is made by the SBA for some repayment, it is unclear at this time what the payment term length would be for such repayment and there is a risk that the SBA may require immediate payment or payment on a timeline that is shorter than we anticipate. Any demand for repayment could reduce our working capital and available cash in a way that adversely impacts our ability to execute on our business and operating plans. If the SBA demands that we repay any amounts owed in excess of the amount of our available cash, it could force us to raise new capital under less than favorable terms that could be dilutive to stockholders, or to take on debt that could have higher borrowing costs. As of June 30, 2023, the total exposure for these two loans was $2,269,456.

We have broad discretion in how we use the funds we receive from this offering and we may not use these funds effectively, which could affect our results of operations and cause our stock price to decline.

We will have considerable discretion in the application of the funds we receive from this offering. Because of the number and variability of factors that determine our use of such funds, their ultimate use may vary substantially from their currently intended uses. Management might not apply our funds in ways that ultimately increase the value of our stockholders’ investment. While we currently intend to use the net proceeds from this offering to fund growth, planned and ongoing working capital needs, and the repayment of certain indebtedness, we are not obligated to do so. As a result, investors will be relying upon management’s judgment with only limited information about our specific intentions for the use of the balance of the funds from this transaction. We may use such funds for purposes that do not yield a significant return or any return at all for our stockholders. In addition, pending their use, we may invest the net proceeds we receive from this offering in a manner that does not produce income or that loses value.

We could be materially adversely affected by health concerns such as the ongoing COVID-19 pandemic, food-borne illnesses, as well as negative publicity regarding food quality, illness, injury or other health concerns.

The United States and other countries have experienced, or may experience in the future, outbreaks of viruses, such as the current outbreak of the COVID-19 pandemic, norovirus, Avian Flu or “SARS,” or H1N1. If a virus is transmitted by human contact, our employees or customers may become infected, or may choose, or be advised, to avoid gathering in public places, any of which may adversely affect the customer traffic of our tasting rooms and our ability to adequately staff our tasting rooms, receive deliveries on a timely basis or perform functions at the corporate level. We also may be adversely affected if jurisdictions in which we, or the tribes in our TBN, have distilleries or tasting rooms impose mandatory closures, seek voluntary closures or impose restrictions on operations. Even if such measures are not implemented and a virus or other disease does not spread significantly, the perceived risk of infection or significant health risk may adversely affect our business.

A health pandemic (such as the COVID-19 pandemic) is a disease outbreak that spreads rapidly and widely by infection and affects many individuals in an area or population at the same time. Our tasting rooms are places where people can gather together for human connection. Customers might avoid public gathering places in the event of a health pandemic, and local, regional or national governments might limit or ban public gatherings to halt or delay the spread of disease. The impact of a health pandemic on us might be disproportionately greater than on other food service locations that have lower customer traffic and that depend less on the gathering of people.

In addition, we cannot guarantee that our operational controls and employee training will be effective in preventing food-borne illnesses, food tampering and other food safety issues that may affect our tasting rooms. Food-borne illness or food tampering incidents could be caused by customers, employees or food suppliers and transporters and, therefore, could be outside of our control. Any negative publicity relating to health concerns or the perceived or specific outbreaks of food-borne illnesses, food tampering or other food safety issues attributed to one or more of our tasting rooms, or the tasting rooms of any of the tribes in our TBN, could result in a significant decrease in guest traffic in all of our tasting rooms or the tasting rooms of the tribes in our TBN, and could have a material adverse effect on our results of operations. Furthermore, similar publicity or occurrences with respect to other tasting rooms or restaurants could also decrease our guest traffic and have a similar material adverse effect on our results of operations and financial condition.

Our current working capital deficiency, incurrence of significant losses and required additional funding to meet our obligations and sustain our operations raise substantial doubt about our ability to continue as a going concern. Furthermore, our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its report on our audited consolidated financial statements included in this prospectus.

The report from our independent registered public accounting firm on our financial statements for the years ended December 31, 2022 and 2021 includes an explanatory paragraph stating that our working capital deficiency, incurrence of significant losses and needs to raise additional funds to meet our obligations and sustain our operations raise substantial doubt about our ability to continue as a going concern. We expect to continue to incur substantial losses and negative cash flow from operations for the foreseeable future. Our financial statements included in this prospectus have been prepared assuming that we will continue as a going concern. If, following this offering, we are unable to obtain sufficient funding to support our growth plans, our business, prospects, financial condition and results of operations could be materially and adversely affected, and we may be unable to continue as a going concern. If we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our audited consolidated financial statements, and it is likely that investors will lose all or a part of their investment. Such action could also trigger a foreclosure by our senior secured lender, which would have a material adverse effect on our business operations. After this offering, future reports from our independent registered public accounting firm may also contain statements expressing doubt about our ability to continue as a going concern. If, following his offering, we seek additional financing to fund our future business activities and there remains doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding on commercially reasonable terms or at all.

Our failure to maintain an effective system of internal control over financial reporting could adversely affect our ability to present accurately our financial statements and could materially and adversely affect us, including our business, reputation, results of operations, financial condition or liquidity.

Our independent registered public accounting firm identified material weaknesses in our internal controls over financial reporting in connection with the preparation of our financial statements and audit as of and for the year ended December 31, 2022, which relate to a deficiency in the design and operation of our financial accounting and reporting controls. Specifically, the material weaknesses resulted from (i) a lack of segregation of duties within the financial accounting and reporting processes due to limited personnel and (ii) a lack of adequate and precise review of account reconciliations and journal entries resulting in audit adjustments. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.

We have begun to address and remediate such material weaknesses, including the hiring of a Chief Financial Officer with significant accounting and public company financial reporting and compliance experience. We have also contracted with an outside accounting consulting group to assist in identifying and helping us put in place methods and processes to address such material weaknesses. While we also intend to implement additional measures to remediate the material weaknesses, there is no guarantee that they can be remediated in a timely fashion or at all. Our failure to correct these material weaknesses could result in inaccurate financial statements and could also impair our ability to comply with the applicable financial reporting requirements on a timely basis. While we believe we have addressed any regulatory or financial reporting issues highlighted by our auditor, such compliance issues, should they materialize or persist, could cause investors to lose confidence in our reported financial information and may result in volatility in and a decline in the market price of our securities, as well as adverse directions from federal, state and local regulatory authorities.

Prior to the closing of this offering, we are not subject to the Sarbanes-Oxley Act. Following this offering, Section 404 of the Sarbanes-Oxley Act will require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 10-K. It may take us time to develop the requisite internal control framework. Our management may conclude that our internal control over financial reporting is not effective, or the level at which our controls are documented, designed or reviewed is not adequate, and may result in our independent registered public accounting firm issuing a report that is qualified. In addition, the reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

Risks Related to Our Business Model

We face significant competition with an increasing number of products and market participants that could materially and adversely affect our business, results of operations and financial results.

Our industry is intensely competitive and highly fragmented. Our craft spirits compete with many other domestic and foreign premium whiskies and other spirits. Our products also compete with popularly-priced generic whiskies and with other alcoholic and, to a lesser degree, non-alcoholic beverages, for drinker acceptance and loyalty, shelf space and prominence in retail stores, presence and prominence on restaurant alcoholic beverage lists and for marketing focus by our distributors, many of which carry extensive portfolios of spirits and other alcoholic beverages. We generally compete on the basis of product taste and quality, brand image, price, service and ability to innovate in response to consumer preferences. This competition is driven by established companies as well as new entrants in our markets and categories. In the United States, spirits sales are relatively concentrated among a limited number of large suppliers, including Diageo plc (NYSE:DEO), Pernod Ricard SA, E & J Gallo Winery, Proximo Spirits, Sazerac Company, MGP, and Constellation Brands, Inc. (NYSE:STZ), among others. These and our other competitors may have more robust financial, technical, marketing and distribution networks and public relations resources than we have. As a result of this intense competition, combined with our growth goals, we have experienced and may continue to face upward pressure on our selling, marketing and promotional efforts and expenses. There can be no assurance that in the future we will be able to successfully compete with our competitors or that we will not face greater competition from other distilleries, producers and beverage manufacturers.

If we are unable to successfully compete with existing or new market participants, or if we do not effectively respond to competitive pressures, we could experience reductions in market share and margins that could have a material and adverse effect on our business, results of operations and financial results.

We compete in an industry that is brand-conscious, so brand name recognition and acceptance of our products are critical to our success.

Our business is substantially dependent upon awareness and market acceptance of our products and brands by our targeted consumers. In addition, our business depends on the acceptance by our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors’ existing beverage sales. Although we believe we have been successful in establishing our brands as recognizable brands in the regional Pacific Northwest premium craft spirits industry, we may be too early in the product life cycle of these brands to determine whether our products and brands will achieve and maintain satisfactory levels of acceptance by independent distributors, retail customers and consumers. We believe the success of our brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse effect on our revenues and financial results.

A reduction in consumer demand for whisky, vodka, gin, RTDs and other spirits, which may result from a variety of factors, including demographic shifts and decreases in discretionary spending, could materially and adversely affect our business, results of operations and financial results.

We rely on consumers’ demand for our craft spirits. While over the past several years there have been modest increases in consumption of beverage alcohol in most of our product categories and geographic markets, there have been periods in the past in which there were substantial declines in the overall per capita consumption of beverage alcohol products in the U.S. and other markets in which we participate or plans to participate. Consumer preferences may shift due to a variety of factors, including changes in demographic or social trends, changes in discretionary income, public health policies and perceptions and changes in leisure, dining and beverage consumption patterns. Our success will require us to anticipate and respond effectively to shifts in consumer behavior and drinking tastes. If consumer preferences were to move away from our Heritage Distilling or other brands, our results of operations would be materially and adversely affected.

A limited or general decline in consumer demand could occur in the future due to a variety of factors, including:

•        a general decline in economic or geopolitical conditions;

•        a general decline in the consumption of alcoholic beverage products in on-premise establishments, such as those that may result from smoking bans and stricter laws relating to driving while under the influence of alcohol and changes in public health policies, including those implemented to address the COVID-19 pandemic;

•        a generational or demographic shift in consumer preferences away from whiskies and other spirits to other alcoholic beverages;

•        increased activity of anti-alcohol groups;

•        increased regulation placing restrictions on the purchase or consumption of alcoholic beverage products;

•        concern about the health consequences of consuming alcoholic beverage products; and

•        increased federal, state, provincial, and foreign excise, or other taxes on beverage alcohol products and increased restrictions on beverage alcohol advertising and marketing.

Demand for premium spirits brands, like ours, may be particularly susceptible to changing economic conditions and consumer tastes, preferences and spending habits, particularly among younger demographic groups, which may reduce our sales of these products and adversely affect our profitability. For instance, a reduction in the overall number of consumers over the legal drinking age, but who are relatively new to the market, may choose to consume less alcohol, or to stop consuming alcohol altogether. An unanticipated decline or change in consumer demand or preference could also materially impact our ability to forecast for future production requirements, which could, in turn, impair our ability to effectively adapt to changing consumer preferences. Any reduction in the demand for our spirits products would materially and adversely affect our business, results of operations and financial results.

Adverse public opinion about alcohol could reduce demand for our products.

In the past, anti-alcohol groups have advocated successfully for more stringent labeling requirements, higher taxes and other regulations designed to discourage alcohol consumption. More restrictive regulations, negative publicity regarding alcohol consumption and/or changes in consumer perceptions of the relative healthfulness or safety of beverage alcohol could decrease sales and consumption of alcohol and thus the demand for our products. This could, in turn, significantly decrease both our revenues and our revenue growth, causing a decline in our results of operations.

Due to the three-tier alcohol beverage distribution system in the United States, we are heavily reliant on our distributors that resell alcoholic beverages in all states in which we do business. Our inability to obtain distribution in some states, or a significant reduction in distributor demand for our products, would materially and adversely affect our sales and profitability.

Due to regulatory requirements in the United States, we sell a significant portion of our craft spirits to wholesalers for resale to retail accounts. A change in the relationship with any of our significant distributors could harm our business and reduce our sales. The laws and regulations of several states prohibit changes of distributors, except under certain limited circumstances, making it difficult to terminate or otherwise cease working with a distributor for poor performance without reasonable justification, as defined by applicable statutes. Any difficulty or inability to replace distributors, poor performance of our major distributors or our inability to collect accounts receivable from our major distributors could harm our business. In addition, an expansion of the laws and regulations limiting the sale of our spirits would materially and adversely affect our business, results of operations and financial results. There can be no assurance that the distributors and accounts to which we sell our products will continue to purchase our products or provide our products with adequate levels of promotional support, which could increase competitive pressure to increase sales and marketing spending and could materially and adversely affect our business, results of operations and financial results.

Failure of third-party distributors upon which we rely could adversely affect our business.

We rely heavily on third-party distributors for the sale of our products to retailers, restaurants, bars, hotels, casinos, entertainment venues and other accounts. We expect sales to distributors to represent an increasingly substantial portion of our future net sales as we continue to grow our network of wholesale distributors. Consolidation among distributors or the loss of a significant distributor could have a material adverse effect on our business, financial condition and results of operations. Our distributors may also provide distribution services to competing brands, as well as larger, national or international brands, and may be to varying degrees influenced by their continued business relationships with other larger beverage, and specifically, craft spirits companies. Our independent distributors may be influenced by a large competitor if they rely on that competitor for a significant portion of their sales. There can be no assurance that our distributors will continue to effectively market and distribute our products. The loss of any distributor or the inability to replace a poorly-performing distributor in a timely fashion, or our inability to expand our distribution network into states in which we do not currently have distribution, could slow our growth and have a material adverse effect on our business, financial condition and results of operations. Furthermore, no assurance can be given that we will successfully attract new distributors as we increase our presence in their existing markets or expand into new markets.

We incur significant time and expense in attracting and maintaining key distributors.

Our marketing and sales strategy depends in large part on the availability and performance of our independent distributors. We currently do not have, nor do we anticipate in the future that we will be able to establish, long-term contractual commitments or agreements from some of our distributors and some of our distributors may discontinue their relationship with us on short notice. Some distributors handle a number of competitive products. In addition, our products are a small part of our distributors’ businesses. We may not be able to maintain our current distribution relationships or establish and maintain successful relationships with distributors in new geographic distribution areas. Moreover, there is the additional possibility that we may have to incur additional expenditures to attract and maintain key distributors in one or more of our geographic distribution areas in order to profitably exploit our geographic markets.

The marketing efforts of our distributors are important for our success. If our brands prove to be less attractive to our existing distributors and/or if we fail to attract additional distributors, and/or our distributors do not market and promote our products above the products of our competitors, our business, financial condition and results of operations could be adversely affected.

It is difficult to predict the timing and amount of our sales because our distributors and their accounts are not required to place minimum orders with us.

Our independent distributors and their accounts are not required to place minimum monthly or annual orders for our products. In order to reduce their inventory costs, independent distributors typically order products from us on a “just in time” basis in quantities and at such times based on the demand for the products in a particular distribution area. For products in higher demand, there is typically a minimum par level held in distributors’ warehouses, and only once the inventory falls below that par level will a reorder be triggered. Accordingly, we cannot predict the timing or quantity of purchases by any of our independent distributors or whether any of our distributors will continue to purchase products from us in the same frequencies and volumes as they may have done in the past. Additionally, our larger distributors and partners may make orders that are larger than we have historically been required to fill. Shortages in inventory levels, supply of raw materials or other key supplies could negatively affect us.

The sales of our products could decrease significantly if we cannot secure and maintain listings in the control states.

In the control states, the state liquor commissions act in place of distributors and decide which products are to be purchased and offered for sale in their respective states, and at what prices they will be offered to consumers. Products selected for listing must generally reach certain volumes and/or profit levels to maintain their listings. Products are selected for purchase and sale through listing procedures that are generally made available to new products only at periodically-scheduled listing intervals. Products not selected for listings can only be purchased by consumers in the applicable control state through special orders, if at all. If, in the future, we are unable to maintain our current listings in the control states, or secure and maintain listings in those states for any additional products we may produce or acquire, sales of our products could decrease significantly.

The privatization of a control state could adversely impact our sales and our results of operations.

Once products are approved for sale by the state liquor commission in a control state, the products move through the normal state warehousing, wholesale, distribution and retail sales channels established under such system. State owned, managed or regulated stores set the prices for the products and there are rules and regulations regarding shelf placement, samplings and retail sales to consumers and bars and restaurants. In these markets, the approval for shelf space and pricing is conducted through the state process. In some control states, there are increasing levels of discussion about privatization, either because of negative views toward state ownership of the liquor system, the need for states to generate cash through the one-time sale of assets, or due to other political pressures in those states. Once a state privatizes its liquor system it creates significant disruption during the transition period towards privatization as distributors need to set up new warehouses and sales teams and new delivery routes, and bars and restaurants who were required to focus on purchasing only from their local state liquor store now must navigate a new distribution system, sometimes with new pricing and new taxes. Likewise, if spirits sales move into private stores and major retail chains, new challenges are created for small or new brands like ours which then must compete for shelf space with larger, more established or better funded brands. If we are successful in growing our brand approval and sales in control states and one or more of those control states privatizes its liquor system, our sales, revenue and profitability derived from sales in those states may be disrupted.

Substantial disruption to production at our distilleries and distribution facilities, or at a facility with which we contract or partner for production, could occur.

A disruption in production at our distilleries or third-party production facilities could have a material adverse effect on our business. In addition, a disruption could occur at any of our other facilities or those of our suppliers, bottlers, co-packers or distributors. The disruption could occur for many reasons, including a full production schedule, fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and financial performance.

Disruption within our supply chain, contract manufacturing or distribution channels could have an adverse effect on our business, financial condition and results of operations.

The prices of ingredients, other raw materials, packaging materials, aluminum cans, glass bottles and other containers fluctuate depending on market conditions, governmental actions, climate change and other factors beyond our control, including the COVID-19 pandemic. Substantial increases in the prices of our ingredients, other raw materials, packaging materials, aluminum cans and other containers, to the extent they cannot be recouped through increases in the prices of finished beverage products, could increase our operating costs and reduce our profitability. Increases in the prices of our finished products resulting from a higher cost of ingredients, other raw materials, packaging materials, aluminum cans and other containers could affect affordability in some markets and reduce our sales. In addition, some of our ingredients as well as some packaging containers, such as aluminum cans and glass bottles, are available from a limited number of suppliers. We and our suppliers and co-packers may not be able to maintain favorable arrangements and relationships with these suppliers, and our contingency plans may not be effective in preventing disruptions that may arise from shortages of any ingredients that are available from a limited number of suppliers. Adverse weather conditions may affect the supply of other agricultural commodities from which key ingredients for our products are derived. An increase in the cost, a sustained interruption in the supply, or a shortage of some of these ingredients, other raw materials, packaging materials, aluminum cans and other containers that may be caused by changes in or the enactment of new laws and regulations; a deterioration of our relationships with suppliers; supplier quality and reliability issues; trade disruptions; changes in supply chain; and increases in tariffs; or events such as natural disasters, widespread outbreaks of infectious diseases (such as the COVID-19 pandemic), power outages, labor strikes, political uncertainties or governmental instability, or the like could negatively impact our net operating revenues and profits.

Our reliance on distributors, retailers and brokers, or our inability to expand the TBN, could affect our ability to efficiently and profitably distribute and market our products, maintain our existing markets and expand our business into other geographic markets.

Our ability to maintain and expand our existing markets for our products, and to establish markets in new geographic distribution areas, is dependent on our ability to establish and maintain successful relationships with reliable distributors, retailers and brokers strategically positioned to serve those areas, and our ability to expand the reach of the TBN. Most of our distributors, retailers and brokers sell and distribute competing products and our products may represent a small portion of their businesses. The success of this network will depend on the performance of the distributors, retailers and brokers of this network. There is a risk that the mentioned entities may not adequately perform their functions within the network by, without limitation, failing to distribute to sufficient retailers or positioning our products in localities that may not be receptive to our product. Our ability to incentivize and motivate distributors to manage and sell our products is affected by competition from other beverage companies who have greater resources than we do. To the extent that our distributors, retailers and brokers are distracted from selling our products or do not employ sufficient efforts in managing and selling our products, including re-stocking the retail shelves with our products, our sales and results of operations could be adversely affected. Furthermore, such third-parties’ financial position or market share may deteriorate, which could adversely affect our distribution, marketing and sales activities.

We also expect to expand our business into other geographic markets by expanding our TBN network and entering into new relationships or joint ventures with additional North American Indian tribes. While we believe we have a significant first mover advantage in our ability to attract and expand the interest of North American Indian tribes in establishing distilleries on tribal lands, it is possible that the interest of tribes in the construction or operation of distilleries will not develop as expected or will develop at a slower pace. To the extent we are unable to expand the TBN in a timely manner or at all, our sales and results of operations could be adversely affected.

Our ability to maintain and expand our distribution network and attract additional distributors, retailers and brokers, and our ability to expand the TBN, will depend on a number of factors, some of which are outside our control. Some of these factors include:

•        the level of demand for our brands and products in a particular distribution area;

•        our ability to price our products at levels competitive with those of competing products; and

•        our ability to deliver products in the quantity and at the time ordered by distributors, retailers and brokers.

We may not be able to successfully manage all or any of these factors in any of our current or prospective geographic areas of distribution. Our inability to achieve success regarding any of these factors in a geographic distribution area will have a material adverse effect on our relationships in that geographic area, thus limiting our ability to maintain or expand our market, which will likely adversely affect our revenues and financial results.

Our TBN efforts may not be successful.

Our business plan includes licensing our products, services and concepts to certain third parties, including tribal business entities or American Indian Tribes as part of the TBN. As planned, we would receive royalties associated with revenues earned through non-exclusive limited licenses for the right to use, sell and assign certain of our patents, trademarks, brands, recipes and other protected assets. However, these efforts may not be successful. While the current plan does not envision us providing any capital to build out and operate these licensed locations, our involvement in these efforts will require the time and efforts of our employees and executives, which may detract from their time spent building our brand and value as a standalone entity. The risks associated with our TBN plan, which individually or in the aggregate, could harm our overall brand, reputation, perception in the market and financial position, include:

•        Sovereign Immunity and Choice of Venue — Tribes enjoy sovereign immunity for certain activities that take place on trust land. Since it is envisioned that these partnerships will occur on trust land, we intend to seek a waiver of sovereign immunity. There can be no assurance that such waiver will be granted, or if it is granted that it would be interpreted as being enforceable at a later date. Likewise, unless a Tribe grants us a waiver to seek relief in a federal or state court, there is a risk that a dispute must be heard in Tribal court, which may not provide us with a fair hearing.

•        Right of entry — In the event we secure a waiver of sovereign immunity or the right to seek a venue for hearing in federal or state courts, there is no guarantee that we will secure an adequate right of entry onto Tribal land to enforce our rights. Such rights could include, but are not limited to, recovery of intellectual property, personal property or other property, goods, equipment, stock or other tangible assets owed to us. Even if we secure a right of entry, there can be no assurance that we will be respected or enforced by proper authorities with jurisdiction over the matter.

•        Product Quality — There can be no assurance that our Tribal partners will adequately follow each of our prescribed procedures, recipes and protocols to ensure compliance with labeling standards or the quality of product that we otherwise insist on or they may not keep sufficiently detailed records for state and federal auditing purposes. Either event could cause products to be redistilled, dumped, impounded or otherwise disposed of in a manner that has a material adverse impact on our operating results and financial condition.

•        Failure to Produce — Our Tribal partners might fail to produce the amount of product required to meet demand, fulfill contracts or propose new products to distribution outlets. Further, equipment, raw ingredients and/or finished ingredients or goods may not be readily available for licensed partners at any given time, which could negatively impact the cash flow and deliverability of an operation, the licensed partners and/or our brand.

•        Cross Sales into Distribution Channels — Our Tribal partners might attempt to directly sell into the market in violation of our distribution agreements, or attempt to compete with us in distribution outside the context of a formal company-wide distribution plan, which could disrupt our contractual or legal obligations, undercut us in the market, flood the market with product or cause confusion within distribution channels.

•        Change of leadership — Tribal organizations have regular elections for leadership positions. It is almost certain that at some point during the negotiation, design, construction or operation of a location that a change in Tribal governance will conflict with the operation of the business to the detriment of us.

•        Failure to resell the concept — The initial Tribes with which we work may not inspire other Tribes to join the TBN, thereby impacting the future number of TBN locations and future anticipated growth plans. Accordingly, an insufficient number of Tribal partners may decide to join the TBN, or such licensees may have an insufficient level of sales to justify or sustain continued operations.

•        Failure to take our management input into account — Tribal partners may not consider our desire or input with respect to production, branding, marketing, sales and distribution.

•        Failure to have adequate oversight over employees, personnel, product — As the actual employer of employees operating the new locations, Tribes may not take into account our hiring input or guidance as it relates to customer service, technical and quality assurance, documentation and compliance, among other issues. In such an event, we would have little recourse to remove Tribal employees from key positions.

•        Failure to have access to the books and records — Tribal partners might withhold financial information from us such that we cannot adequately determine sales, costs and net revenues, among other financial metrics.

•        Interpretation of federal or state law; failure to follow the law — We are one of the first entities attempting to license spirits manufacturing. There is a risk that federal, state and/or local regulators may view this activity as a violation of applicable laws, rules or regulations, such that we and our licensed partners must adapt our business plans and strategies, or to abandon our TBN plans altogether. There is also a risk that a member tribe in our TBN may not follow the law.

•        Community backlash — Before, during or after our partnerships, Tribal or non-Tribal members might accuse us of engaging in activities that enhance or promote alcoholism and our impact on Indian communities. Such a campaign could tarnish our brand and put pressure on us or our Tribal partners to terminate our arrangements.

•        Failure to be perceived as authentically “local” — Some consumers may not view the idea of licensed distilleries as being authentically “local,” such that our brand reputation and products may be diminished in a particular region.

A non-profit or charitable partner could act in a way that damages our brand.

We currently partner, and plan to continue to partner, with non-profits and charitable organizations for purposes of marketing some of our products to both generate sales for our company and raise donations for the charities. There is a risk one or more of these entities, or specific people within their groups, could misuse donations we provide them or act in a way not in conformity with the goals or mission of the partnership. This could cause reputational damage to us or to our brands, particularly to our brands that may be associated with the non-profit efforts, and may make it more difficult for us to secure future partners.

If we do not adequately manage our inventory levels, our operating results could be adversely affected.

We need to maintain adequate inventory levels to be able to deliver products to distributors on a timely basis. Our inventory supply depends on our ability to correctly estimate demand for our products. Our ability to estimate demand for our products is imprecise, particularly for new products, seasonal promotions and new markets. If we materially underestimate demand for our products or are unable to maintain sufficient inventory of raw materials, we might not be able to satisfy demand on a short-term basis. If we overestimate distributor or retailer demand for our products, we may end up with too much inventory, resulting in higher storage costs, increased trade spending and the risk of inventory spoilage. If we fail to manage our inventory to meet demand, we could damage our relationships with our distributors and retailers and could delay or lose sales opportunities, which would unfavorably impact our future sales and adversely affect our operating results. In addition, if the inventory of our products held by our distributors and retailers is too high, they will not place orders for additional products, which would also unfavorably impact our sales and adversely affect our operating results.

We may not be able to replicate the flavor profiles of our products.

We may develop a following for one or more products in which we might not be able to replicate the recipe or flavor profile. In particular, our super premium aged whiskeys, rums and brandies take time to age and we follow specific steps in our recipes. There is a chance a particular step is not taken properly, or is missed entirely. In this case, it might be years before we find the impact of such actions on the final product and by that time, we may not be able to use that product for our intended purposes, which could impact our business plans and/or revenue targets. It could also mean a product we were planning to age to meet future plans might not be available, which could impact future revenues or value.

There is a long lead time for the production of our products due to the aging process for spirits.

There is a significant lead time required for us to age products to scale up for increased demand. As our footprint and sales grow, it may be difficult for us to produce and adequately age certain of our products to meet or sustain demand. Likewise, if we find suppliers of adequate product in the marketplace, there is no guarantee such supplies will remain available, or that if they are available, that the price for such items will be commercially reasonable.

We have a minority ownership interest in another brand, the value of which may never be realized or monetized.

While we have a minority interest in Flavored Bourbon LLC (“FBLLC”), the owner of the Flavored Bourbon brand, there is no guarantee that such brand will ever grow in value or retain its current value. The management team of FBLLC could fail in their efforts to grow the Flavored Bourbon brand and our investment in such brand may never be monetized. The majority owners of FBLLC, or FBLLC’s management team, could fail to adhere to their contractual obligations to us as they relate to future distributions or payments, which could adversely affect our financial condition and results of operations. If an investor invests in us assuming a certain return or share in proceeds from the growth or sale of such brand, such investor may never realize such returns, or the value of such investor’s investment in us could decrease materially.

In addition, a well-known actor and celebrity is a co-owner of FBLLC and has been publicly and prominently involved in marketing the Flavored Bourbon brand to consumers. He recently was hospitalized with an undisclosed medical condition and no concrete information has been released about his health condition or the cause for his hospitalization. If he falls ill again and cannot fully recover, or he fully recovers and chooses to disengage from continuing to market the Flavored Bourbon brand, it could severely impact the planned growth for the brand and cause the anticipated future value to never be realized. It could also impact the ability of the Flavored Bourbon brand to be monetized. If an investor invests in us assuming a certain return or share in proceeds from the growth or sale of such brand because of the co-ownership and marketing support of such actor, such investor may never realize such returns, or the value of such investor’s investment in us could decrease materially.

The celebrity associated with the brand was also recently accused of making comments that were offensive to certain people. While he apologized for such comments, some groups or customers may remain upset about such comments and decide not to buy the Flavored Bourbon product. Also, there is no guarantee that future comments made by this or any other person associated with the brand would not offend one or more persons, or a particular group. Any such comments could materially impact the value of the Flavored Bourbon brand and an investor’s expectation of returns from the possible sale of such brand.

Some of our future earnings from any sale of FBLLC have been pledged as inducements to secure past financings, which could reduce or eliminate our receipt of gains from the future sale of FBLLC for the benefit of our company or our investors.

As an inducement to obtain financing in 2022 and 2023 through convertible notes, we agreed to pay a portion of certain future revenues we may receive from the sale of FBLLC or the Flavored Bourbon brand to the investors in such financings. As a result, purchasers of our common stock in this offering who may anticipate a certain return, or to share in our proceeds, from the growth or sale of FBLLC or the Flavored Bourbon brand may never realize such returns, or the value of such purchasers’ investment in us could decrease materially after required payments to our creditors are made.

An interruption of our operations or a catastrophic event at our facilities or the facilities of a partner or supplier could negatively affect our business.

Although we maintain insurance coverage for various property damage and loss events, an interruption in or loss of operations at any of our distilleries or other production facilities could reduce or postpone production of our products, which could have a material adverse effect on our business, results of operations, or financial condition. To the extent that our premium or value-added products rely on unique or proprietary processes or techniques, replacing lost production by purchasing from outside suppliers would be difficult.

Part of our business plan contemplates our customers storing barreled inventory of aged premium whiskeys, rums and brandies at our barrel storage facility in Gig Harbor, Washington. If a catastrophic event were to occur at this facility or at our warehouses, our customers’ products or business could be adversely affected. The loss of a significant amount of aged inventory at these facilities through fire, natural disaster or otherwise could result in customer claims against us, liability for customer losses, and a reduction of warehouse services revenue.

We also store a substantial amount of our own inventory at our distribution warehouses in Gig Harbor, Washington and Eugene, Oregon. In addition, we store finished goods and merchandise at all of our retail locations. Some of our raw inputs are stored at supplier warehouses until we are ready to receive them. At times we have raw goods, work-in-progress inventory, or finished goods at third-party production or co-packing facilities, or in transit between any number of locations. If a catastrophic event were to occur at any of these locations or while in transit or storage, our business, financial condition or results of operations could be adversely affected. The loss of a significant amount of our aged inventory at these facilities through fire, natural disaster or otherwise could result in a reduction in supply of the affected product or products and could affect our long-term performance of affected brands.

Likewise, a facility of a TBN partner or supplier producing or storing product, inventory or aging inventory could suffer an uninsured or underinsured loss that impacts our business. This could result in a reduction in supply of the affected product or products and could materially adversely affect the long-term performance of certain of our brands.

The actual formulas, recipes and proportions contained in our products may differ materially from those that we have assumed for purposes of our business plan.

The assumed formulas, recipes and proportions contained in our business plan, and the resulting product yields, revenues and profits, could greatly differ in reality from what we have assumed. As a result, our financial projections could change dramatically overall and on a per-bottle or per-unit basis. Such changes could result in significant reductions in the assumptions for sales, profits and distributions for stockholders, thereby negatively impacting potential returns for investors or putting the investors’ investments at risk.

We may be disparaged publicly or in the press for not being authentically “craft”.

Having multiple distillery locations, increasing the scale of our operations, collaborating with larger partners to achieve our goals, licensing our brand to third parties for production, or becoming a publicly-traded company could, individually or in the aggregate, impact how and whether consumers, competitors, regulators and the media, among others, perceive us as a “craft” distiller. In addition, because we are permitted to, and often do, source intermediate and finished spirits materials in bulk, such as whiskeys and neutral grain spirits, for blending, flavoring, bottling, mixing or aging, a public accusation or pronouncement by a third party or the press of such a practice as not “craft” could cause us to come under intense scrutiny in the market such that we lose our perception as a “craft” distiller, which could result in consumer backlash, negative news stories, the removal of our products from bars, restaurants and retail stores and the dropping of our products by distributors and wholesalers. Any such scenario would likely cause significant hardship for us and could cause an investment in us to lose all or some of its value.

We are subject to seasonality related to sales of our products.

Our business is subject to substantial seasonal fluctuations. Historically, a significant portion of our net sales and net earnings has been realized during the period from June through August and in November and December. Accordingly, our operating results may vary significantly from quarter to quarter. Our operating results for any particular quarter are not necessarily indicative of any other results. If for any reason our sales were to be substantially below seasonal norms, our annual revenues and earnings could be materially and adversely affected.

If our inventory is lost due to theft, fire or other damage or becomes obsolete, our results of operations would be negatively impacted.

We expect our inventory levels to fluctuate to meet customer delivery requirements for our products. We are always at risk of loss of that inventory due to theft, fire or other damage, and any such loss, whether insured against or not, could cause us to fail to meet our orders and harm our sales and operating results. Also, our inventory may become obsolete as we introduce new products, cease to produce old products or modify the design of our products’ packaging, which would increase our operating losses and negatively impact our results of operations.

Weather conditions may have a material adverse effect on our sales or on the price of raw materials used to produce spirits.

We operate in an industry in which performance is affected by the weather. Extreme changes in weather conditions may result in lower consumption of craft spirits and other alcoholic beverages. In particular, unusually cold spells in winter or high temperatures in the summer can result in temporary shifts in customer preferences and impact demand for the alcoholic beverages we produce and distribute. Similar weather conditions in the future may have a material adverse effect on our sales, which could affect our business, financial condition and results of operations. In addition, inclement weather may affect the availability of grain used to produce raw spirit, which could result in a rise in raw spirit pricing that could negatively affect margins and sales.

Climate change, or legal, regulatory or market measures to address climate change, may negatively affect our business, operations or financial performance, and water scarcity or poor quality could negatively impact our production costs and capacity.

Our business depends upon agricultural activity and natural resources. There has been much public discussion related to concerns that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse impact on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters. Severe weather events and climate change may negatively affect agricultural productivity in the regions from which we presently source our agricultural raw materials, such as agave syrup. Decreased availability of our raw materials may increase the cost of goods for our products. Severe weather events, or changes in the frequency or intensity of weather events, can also disrupt our supply chain, which may affect production operations, insurance cost and coverage, as well as delivery of our products to wholesalers, retailers and consumers.

Water is essential in the production of our products and is a limited resource in some of the regions in which we operate. If climate patterns change and droughts become more severe in any of the regions in which we operate, there may be a scarcity of water or poor water quality which may affect our production costs or impose capacity constraints. Such events could adversely affect our results of operations and financial condition.

During the fermentation process required to make spirits, carbon dioxide is produced and vented into the atmosphere. Currently there are no regulations in the industry requiring capture of carbon dioxide. If a government decided to implement such requirements, it might not be technically feasible for us to comply, or to comply in a way that allow us to operate profitably. Failure to implement any such rules could result in temporary or permanent loss of licenses, fines, penalties or other negative outcomes for us.

The equipment we use and intend to purchase in the future to make our products or offer our services may not perform as planned or designed.

The equipment we use and intend to purchase in the future to make our products or offer our services may not perform as planned or designed. Such failures could significantly extend the time required to make batches of products for sale. As such, our reputation could suffer, thereby impacting future sales and revenues.

Further, given that we will be engaged in a manufacturing process, it is likely that equipment will break down or wear out, including after the lapse of a warranty period related to such equipment, which could require us to expend unanticipated resources to repair or replace such equipment, thereby delaying, reducing or otherwise impacting our anticipated revenues.

Temperature issues in fermentation vessels, as well as bacteria or other contamination, could negatively affect the fermentation process for our products.

Our products require proper fermentation of grains or fruits. Temperature issues in fermentation vessels could negatively affect the fermentation process, as could bacteria or other contamination. As such, faulty fermentation or contamination could force us to discard batches of fermenting product before it can be distilled. This would not only cost us in wasted fermenting products that must be disposed of, but would also extend the sales cycle for the affected products, thereby delaying, reducing or otherwise impacting our anticipated revenues.

We operate in highly-competitive industries, and competitive pressures could have a material adverse effect on our business.

The alcoholic beverages production and distribution industries in our region are intensely competitive. The principal competitive factors in these industries include product range, pricing, distribution capabilities and responsiveness to consumer preferences, with varying emphasis on these factors depending on the market and the product. The alcoholic beverage industry competes with respect to brand recognition, product quality, brand loyalty, customer service and price. Our failure to maintain and enhance our competitive position could materially and adversely affect our business and prospects for business. Wholesaler, retailer and consumer purchasing decisions are influenced by, among other things, the perceived absolute or relative overall value of our products, including our quality or pricing, compared to competitor’s products. Unit volume and dollar sales could also be affected by pricing, purchasing, financing, operational, advertising or promotional decisions made by wholesalers, state and provincial agencies, and retailers which could affect their supply of, or consumer demand for, our products. We could also experience higher than expected selling, general and administrative expenses if we find it necessary to increase the number of our personnel or our advertising or marketing expenditures to maintain our competitive position or for other reasons.

Our failure to manage growth effectively or prepare for product scalability, could have an adverse effect on our employee efficiency, product quality, working capital levels and results of operations.

Any significant growth in the market for our products or our entry into new markets may require an expansion of our employee base for managerial, operational, financial, and other purposes. During any period of growth, we may face problems related to our operational and financial systems and controls, including quality control and delivery and service capacities. We would also need to continue to expand, train and manage our employee base. Continued future growth will impose significant added responsibilities upon the members of management to identify, recruit, maintain, integrate and motivate new employees.

Aside from increased difficulties in the management of human resources, we may also encounter working capital issues, as we will need increased liquidity to finance the marketing of the products we sell and the hiring of additional employees. For effective growth management, we will be required to continue to improve our operations, management, and financial systems and controls. Our failure to manage growth effectively may lead to operational and financial inefficiencies that will have a negative effect on our profitability. We cannot assure investors that we will be able to timely and effectively meet that demand and maintain the quality standards required by our existing and potential customers.

We may not be successful in introducing new products and services.

Our success in developing, introducing, selling and supporting new and enhanced products or services depends upon a variety of factors, including timely and efficient completion of service and product design, development and approval, and timely and efficient implementation of product and service offerings. Because new product and service commitments may be made well in advance of sales, new product or service decisions must anticipate changes in the industries served. There can be no assurance that we will be successful in selecting, developing, and marketing new products and services or in enhancing our planned products or services. Failure to do so successfully may adversely affect our business, financial condition and results of operations.

Further, new product and service introductions or enhancements by our competitors, or their use of other novel technologies, could cause a decline in sales or loss of market acceptance of our planned products and services. Specifically, our competitors may attempt to install systems or introduce products or services that directly compete with our planned products or service offerings with newer technology or at prices we cannot meet. Depending on our customer arrangements then in effect, we could lose customers as a result.

Our management team may not be able to successfully implement our business strategies.

If our management team is unable to execute on our business strategies, then our development, including the establishment of revenues and our sales and marketing activities, would be materially and adversely affected. In addition, we may encounter difficulties in effectively managing the budgeting, forecasting and other process control issues presented by any future growth. We may seek to augment or replace members of our management team or we may lose key members of our management team, and we may not be able to attract new management talent with sufficient skill and experience.

If we are unable to retain key executives and other key affiliates, our growth could be significantly inhibited and our business harmed with a material adverse effect on our business, financial condition and results of operations.

Our success is, to a certain extent, attributable to the management, sales and marketing, and operational and technical expertise of certain key personnel. Justin Stiefel, our Chief Executive Officer, and Jennifer Stiefel, our President, perform key functions in the operation of our business. The loss of either of these officers could have a material adverse effect upon our business, financial condition and results of operations. We do not maintain key-person insurance for members of our management team beyond those two executive officers because it is cost prohibitive to do so at this point. If we lose the services of any senior management, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new personnel, which could severely disrupt our business and prospects.

Our success in the future may depend on our ability to establish and maintain strategic alliances, and any failure on our part to establish and maintain such relationships would adversely affect our market penetration and revenue growth.

Due to the regulated nature of the alcoholic beverage industry, we will be required to establish strategic relationships with third parties. Our ability to establish strategic relationships will depend on a number of factors, many of which are outside our control, such as the competitive position of our product and marketing plan relative to our competitors. We may not be able to establish other strategic relationships in the future. In addition, any strategic alliances that we establish may subject us to a number of risks, including risks associated with sharing proprietary information, loss of control of operations that are material to developed business and profit-sharing arrangements. Moreover, strategic alliances may be expensive to implement and subject us to the risk that the third party will not perform its obligations under the relationship, which may subject us to losses over which we have no control or expensive termination arrangements. As a result, even if our strategic alliances with third parties are successful, our business may be adversely affected by a number of factors that are outside of our control.

Our strategy may include acquiring companies or brands, which may result in unsuitable acquisitions or failure to successfully integrate acquired companies or brands, which could lead to reduced profitability.

We may embark on a growth strategy through acquisitions of companies or operations that complement our existing product lines, customers or other capabilities. We may be unsuccessful in identifying suitable acquisition candidates, or may be unable to consummate desired acquisitions. To the extent any future acquisitions are completed, we may be unsuccessful in integrating acquired companies or their operations, or if integration is more difficult than anticipated, we may experience disruptions that could have a material adverse impact on future profitability. Some of the risks that may affect our ability to integrate, or realize any anticipated benefits from, acquisitions include:

•        unexpected losses of key employees or customers of the acquired company;

•        difficulties integrating the acquired company’s products, services, standards, processes, procedures and controls;

•        difficulties coordinating new product and process development;

•        difficulties hiring additional management and other critical personnel;

•        difficulties increasing the scope, geographic diversity and complexity of our operations;

•        difficulties consolidating facilities or transferring processes and know-how;

•        difficulties reducing costs of the acquired company’s business;

•        diversion of management’s attention from our management; and

•        adverse impacts on retaining existing business relationships with customers.

We may enter into partnerships, co-branding arrangements, licensing agreements, co-location, joint branding or other collaborative arrangements with other brands, producers, partners or celebrities which could distract from our core business plans, create new risks for the Company or otherwise dilute our efforts at growing the value of the Company or its brands.

To grow our sales, increase revenue, open new channels of distribution or increase the presence of our company or a brand, we may enter in several arrangements or agreements, including but not limited to partnerships, co-branding arrangements, licensing agreements, co-location, joint branding or other collaborative arrangements, with other brands, producers, partners or celebrities. Examples of some of these arrangements could include:

•        Co-branded or jointly branded products — There is a risk that the co-branding does not work or does not make sense to the consumer, which would depress sales and could result in a loss of the effort, time and money spent on developing such products. There is also a risk the other brand owner with whom we partnered on the effort may not be able to fulfill its agreements, thereby resulting in lower sales, revenue and profitability compared to expectations heading into such arrangement. There is a risk the other brand owner cannot pay its bills, becomes insolvent, files for bankruptcy, is foreclosed upon or otherwise must cease operations, in which case we could have a co-branded product without a corresponding co-branding partner. In such a case, it may also be that we lose the right to continue using the co-branded designs, recipes or trademarks as a result of a change in operation. There is also a risk that the entity with whom we have co-branded, or one of its employees, managers, executives, directors, or prominent shareholders, does or says something to cause harm to the co-branded product and our brand by association.

•        Licensing Agreements — There is a risk that we could license out one or more of our brands, trademarks, or patents to a third party. That third party might not pay us the licensing fees or royalties due to us for a variety of reasons. The third party might attempt to modify or use such licensed items in an inappropriate way inconsistent with our company, the brand, or the terms of the license. There is a risk the third party, or one of its employees, managers, executives, directors, or prominent shareholders, does or says something to cause harm to the licensed product and our brand by association.

•        Co-location — We may decide to co-locate or co-brand retail spaces with other distillers or producers, either in their space or in our space to increase the variety of our offerings, attract new consumers to our space or get our brand and products in front of consumers in areas of the country where we do not have a physical presence. There is a risk that the co-location does not work or does not make sense to the consumer, which would depress sales and could result in a loss of the effort, time and money spent on developing such co-location presence. There is also a risk the other brand owner with whom we partnered on the effort may not be able to fulfill its agreements, thereby resulting in lower sales, revenue and profitability compared to expectations heading into such arrangement. There is a risk the staff of the co-location partner does not represent our brand properly to consumers, or creates confusion about the brand or the products, or otherwise encourage consumers to skip purchasing our brands in favor of trying and purchasing their own brands. Likewise, there is a risk the co-location partner accuses our retail employees of not representing the co-located brand properly to consumers, or creating confusion about the brand or the products, or otherwise is accused of encouraging consumers to skip purchasing those brands in favor of trying and purchasing our own brands. There is a risk the other brand owner cannot pay their debts, becomes insolvent, files for bankruptcy, is foreclosed upon or otherwise must cease operations, in which case we could have a co-located presence without a corresponding co-location partner to fulfill its terms of the agreement. In such a case, it may also be that we lose the right to continue using the co-located space to market and sell our products. There is also a risk that the entity with which we have co-located, or one of its employees, managers, executives, directors, or prominent shareholders, does or says something to cause harm to the co-located product and our brand by association.

•        Other collaborative arrangements with brands, producers, partners, or celebrities — We may enter into collaborative agreements with other brands, producers, partners, or celebrities. There is a risk that those collaborative partners might not fulfill their obligations under the agreements, or they may not pay fees or royalties due to us. They may use licenses from us in an inappropriate way inconsistent with our company, our brands, or the terms of the license. There is a risk they could do or say something to cause harm to our brand or the collaboration effort by association.

Any one or more of the above risks, if they materialize, could result in lower sales, less revenue than anticipated, less profit than anticipated or a reduction in the value of our brands or reputation or value, which could have a material adverse effect on our business or operating results.

From time to time, we may become subject to litigation specifically directed at the alcoholic beverage industry, as well as litigation arising in the ordinary course of business.

Companies operating in the alcoholic beverage industry may, from time to time, be exposed to class action or other private or governmental litigation and claims relating to product liability, alcohol marketing, advertising or distribution practices, alcohol abuse problems or other health consequences arising from the excessive consumption of or other misuse of alcohol, including underage drinking. Various groups have, from time to time, publicly expressed concern over problems related to harmful use of alcohol, including drinking and driving, underage drinking and health consequences from the misuse of alcohol. These campaigns could result in an increased risk of litigation against us and other companies in our industry. Lawsuits have been brought against beverage alcohol companies alleging problems related to alcohol abuse, negative health consequences from drinking, problems from alleged marketing or sales practices and underage drinking. While these lawsuits have been largely unsuccessful in the past, others may succeed in the future.

From time to time, we may also be party to other litigation in the ordinary course of our operations, including in connection with commercial disputes, enforcement or other regulatory actions by tax, customs, competition, environmental, anti-corruption and other relevant regulatory authorities, or, following this transaction, securities-related class action lawsuits, particularly following any significant decline in the price of our securities. Any such litigation or other actions may be expensive to defend and result in damages, penalties or fines as well as reputational damage to us and our spirits brands and may impact the ability of management to focus on other business matters. Furthermore, any adverse judgments may result in an increase in future insurance premiums, and any judgments for which we are not fully insured may result in a significant financial loss and may materially and adversely affect our business, results of operations and financial results.

We may not be able to maintain our production, co-branded or co-packed spirits products or we may not be able to win any such agreements in the future.

We have previously secured, and continues to bid on, contract production, co-branded or co-packed spirits products. However, there is no guarantee that we can maintain those contracts, or that any products produced pursuant to such contracts will have success in the market, or that we can continue to secure additional similar projects. The loss of any such current or future projects could significantly impact our cash flow, finances and equipment utilization rates.

We have affiliations with products associated with more established brands and celebrities.

More established brands with which we partner, for which we produce products or with which we are otherwise engaged in business could become the subject of public criticism for the actions, or lack thereof, related to issues in the public sphere. This could include, but is not limited to, the actions of executives, employees or spokespersons associated with such brands, or public positions related to social or political matters. Such items could negatively impact the perception of our brand by association.

We are also endorsed by certain celebrities and we have an ownership interest in brands associated with celebrities. There is a risk that actions taken by such celebrities could negatively impact our brand or the perception of our goods and services. Any brands in which we have an ownership interest that are associated with public figures could have a diminished value due to certain actions taken by such public figures.

We may be subject to claims for personal injuries at our facilities.

We offer tours of our facility and, pursuant to our My Batch program, allow customers to assist the distillers and other employees in the use of our equipment to make products for the customers’ specific purchase under our supervision. We also allow the public entry into other areas of our facilities, including our tasting rooms, and from time to time, we make our spaces available for private events.

Because of the processes, equipment, products and chemicals we have on-site, employees, customers, delivery persons, vendors, suppliers, contractors or other persons could be injured or killed in the event of an accident. Any such result could force us to limit or curtail all or some of our operations or sales, thereby negatively impacting our financial performance significantly. Such an incident may also cause us to be subject to significant liability that may not be covered by insurance. In addition, such an event would likely result in litigation that could be costly and which would distract management from operations.

We may be subject to vandalism or theft of our products or equipment.

We may be subject to vandalism or theft of our products or equipment, including, but not limited to, theft by our employees or “shrinkage.” The loss of product or equipment could take an extended period of time to replace, causing disruptions in our cash flow and overall financial position. Such events may not be covered by insurance, in whole or in part. If covered by insurance, the cost of our deductible could be high. Any such event could pose a material challenge to our ability to maintain operations. Further, if loss is the result of employee theft or shrinkage of products, federal or state agency audits may result in a penalty for loss of product outside of allowed norms.

A failure of one or more of our key IT systems, networks, processes, associated sites or service providers could have a material adverse impact on our business operations, and if the failure is prolonged, our financial condition.

We rely on IT systems, networks and services, including internet sites, data hosting and processing facilities and tools, hardware (including laptops and mobile devices), software and technical applications and platforms, some of which are managed, hosted, provided and used by third parties or their vendors, to assist us in the management of our business. The various uses of these IT systems, networks and services include, but are not limited to: hosting our internal network and communication systems; supply and demand planning; production; shipping products to customers; hosting our distillery websites and marketing products to consumers; collecting and storing customer, consumer, employee, stockholder, and other data; processing transactions; summarizing and reporting results of operations; hosting, processing and sharing confidential and proprietary research, business plans and financial information; complying with regulatory, legal or tax requirements; providing data security; and handling other processes necessary to manage our business.

Increased IT security threats and more sophisticated cybercrimes and cyberattacks, including computer viruses and other malicious codes, ransomware, unauthorized access attempts, denial of service attacks, phishing, social engineering, hacking and other types of attacks pose a potential risk to the security of our IT systems, networks and services, as well as the confidentiality, availability, and integrity of our data, and we have in the past, and may in the future, experience cyberattacks and other unauthorized access attempts to our IT systems. Because the techniques used to obtain unauthorized access are constantly changing and often are not recognized until launched against a target, we or our vendors may be unable to anticipate these techniques or implement sufficient preventative or remedial measures. If we are unable to efficiently and effectively maintain and upgrade our system safeguards, we may incur unexpected costs and certain of our systems may become more vulnerable to unauthorized access. In the event of a ransomware or other cyber-attack, the integrity and safety of our data could be at risk or we may incur unforeseen costs impacting our financial position. If the IT systems, networks or service providers we rely upon fail to function properly, or if we suffer a loss or disclosure of business or other sensitive information due to any number of causes ranging from catastrophic events, power outages, security breaches, unauthorized use or usage errors by employees, vendors or other third parties and other security issues, we may be subject to legal claims and proceedings, liability under laws that protect the privacy and security of personal information (also known as personal data), litigation, governmental investigations and proceedings and regulatory penalties, and we may suffer interruptions in our ability to manage our operations and reputational, competitive or business harm, which may adversely affect our business, results of operations and financial results. In addition, such events could result in unauthorized disclosure of material confidential information, and we may suffer financial and reputational damage because of lost or misappropriated confidential information belonging to us or to our employees, stockholders, customers, suppliers, consumers or others. In any of these events, we could also be required to spend significant financial and other resources to remedy the damage caused by a security breach or technological failure and the reputational damage resulting therefrom, to pay for investigations, forensic analyses, legal advice, public relations advice or other services, or to repair or replace networks and IT systems. Even though we maintain cyber risk insurance, this insurance may not be sufficient to cover all of our losses from any future breaches or failures of our IT systems, networks and services.

We are testing the use of Artificial Intelligence (AI) in our marketing, branding and other efforts, which could create several risks for our operations.

We are testing various AI tools and efforts to achieve multiple objectives, including but not limited to, creating new creative material to support our brands and marketing efforts, creating new designs for packaging and marketing, creating content for social media and other uses, streamlining the placement of paid advertising via streaming services or social media to maximize efficacy, speed up development of such efforts or to cut costs associated with these efforts. Such efforts may not yield the results we want or provide a satisfactory return on investment,

In addition, some of companies offering AI tools we use or may use in the future, which may be free or may be accessible in beta testing mode, may begin to charge us for their services or increase their fees to use such tools. These costs or cost increases could become unaffordable for us or not fit within our budget parameters. If we have become reliant upon such tools and we can no longer afford to use them, our revenue and profitability may be affected in a negative way. If the loss of such tools results in fewer sales and less revenue, our business operations may be negatively impacted, which could adversely affect the value of our common stock.

It is also possible that some of the AI tools we become reliant upon may be acquired by third parties that will restrict their use, making it either not economically feasible for us to continue using them, or not give us access to the tools at all. In this case, we may be required to hire new employees or consultants, find new outside vendors, or change strategies or tactics in order to meet our planned objectives, sales targets, revenue and profitability. If the use of such AI tools drive new revenue, increase our sales or profitability, or lower our costs, the resulting loss of access to them could have an overall negative impact on our business.

Recent court cases have determined that AI-generated content may not qualify for copyright protection. As such, a product, good, service, design, element or some other item we create using AI tools and put into commerce to market or sell a brand, service or product may not qualify for such protection, which could weaken our intellectual property portfolio and allow competitors to use such elements for their own or competing purposes. This could lead to product or brand confusion in the marketplace with little to no way for us to enforce intellectual property rights we might otherwise rely upon.

The AI tools we may come to rely upon may create third-party liability for our company.

The use of AI for business-related activities is still in its very early days and the use of AI is still unproven. In some cases, we may use AI tools to create new branding, marketing materials, strategies, content, or documents to achieve our goals or objectives. Because AI tools work with everchanging inputs in the background and we have no visibility to how the AI tools are performing their work, there is a risk that a product produced by an AI tool for us infringes on another person’s, brand’s or entity’s intellectual property, or that the finished product was also provided by the AI tool to other persons, brands, entities or businesses who may or may not be in competition with us. The use of similar finished product in marketing, branding, advertising, strategies, or tactics could cause confusion in the market place or open us up to accusation of plagiarism or the violation of another’s intellectual property rights. Such accusations, if proven true, could cause disruptions for us, cause us to have to change tactics or strategies resulting in fewer sales and less revenue, or subject us to liability for monetary compensation.

There is also a risk that the work product coming from AI tools we may use result in a finished product that is based on the biases of the inputs of the creators, programmers or engineers of such AI tools. Further, such biases could be built into how the algorithms driving such AI are constructed, altering the outputs in a way that makes our use of the finished work product less effective or not consistent with our company or our brand objectives.

There is a risk that competitors, members of the public or others who want to hurt our company or our brand, begin to post on social media about our company or our brands that causes a backlash among consumers, or use AI to create false narratives about our company. There is also a risk that social media influencers, pundits or public personalities who may be viewed as controversial attempt to align themselves with our company or our brands that causes a backlash among consumers.

AI tools are being used to create fake video clips and fake images. Some AI tools can also allow users to create videos in which it appears someone is doing or saying something that never took place. These videos are becoming very difficult, if not impossible, to identify as fake. There is a risk that someone could create videos or clips purporting to show one of our employees, executives, directors, contractors, suppliers, vendors, partners, influencers or other party or affiliate associated with our company saying something offensive, hurtful, defamatory, or otherwise designed in such a way as to harm our reputation or the reputation of our brands. In such cases, the resulting public backlash or boycotts of our products, the potential for cancelled partnerships, or the removal of our products or brands from distribution, bars, restaurants, retail shelves or other locations where they are sold and served, could cause us to lose sales and revenue and impact our operations or business prospects. Such actions could also cause reputational harm to our company and our brands that cannot be overcome, thereby impacting our ability to conduct business or to generate sales or profits, and ultimately negatively impact the value of our common stock.

There is also a risk that social media influencers, pundits or public personalities who may be viewed as controversial by some group or community attempt to align themselves with our company or our brands that causes a backlash among consumers or specific groups or communities. These people, acting on their own or in concert with others, could feel they are making positive posts about us or our brands, but communities or groups with opposing viewpoints from those posting about us could attempt to create a backlash against our company or our brands due to the appearance of the association with such people. If we or our brands were to get swept up in a backlash or boycott of our products, goods or services simply because of the public comments made by others, even if we are not involved and do not condone or sanction such comments, our sales, revenue and profits could be impacted, and it could ultimately negatively impact the value of our common stock.

Our failure to adequately maintain and protect personal information of our customers or our employees in compliance with evolving legal requirements could have a material adverse effect on our business.

We collect, use, store, disclose or transfer (collectively, “process”) personal information, including from employees and customers, in connection with the operation of our business. A wide variety of local and international laws as well as regulations and industry guidelines apply to the privacy and collecting, storing, use, processing, disclosure and protection of personal information and may be inconsistent among countries or conflict with other rules. Data protection and privacy laws and regulations are changing, subject to differing interpretations and being tested in courts and may result in increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions.

A variety of data protection legislation apply in the United States at both the federal and state level, including new laws that may impact our operations. For example, the State of California has enacted the California Consumer Privacy Act of 2018 (“CCPA”), which generally requires companies that collect, use, share and otherwise process “personal information” (which is broadly defined) of California residents to make disclosures about their data collection, use, and sharing practices, allows consumers to opt-out of certain data sharing with third parties or the sale of personal information, allows consumers to exercise certain rights with respect to any personal information collected and provides a new cause of action for data breaches. In addition, a new privacy law, the California Privacy Rights Act (“CPRA”), which significantly modifies the CCPA, was approved by ballot initiative during the November 3, 2020 general election. There remains significant uncertainty regarding the timing and implementation of the CPRA, which may require us to incur additional expenditures to ensure compliance. Additionally, the Federal Trade Commission, and many state attorneys general are interpreting federal and state consumer protection laws to impose standards for the online collection, use, dissemination, and security of data. The burdens imposed by the CCPA and other similar laws that have been or may be enacted at the federal and state level may require us to modify our data processing practices and policies and to incur additional expenditures in order to comply.

Compliance with these and any other applicable privacy and data protection laws and regulations is a rigorous and time-intensive process, and we may be required to put in place additional mechanisms ensuring compliance with the new privacy and data protection laws and regulations. Our actual or alleged failure to comply with any applicable privacy and data protection laws and regulations, industry standards or contractual obligations, or to protect such information and data that we processes, could result in litigation, regulatory investigations, and enforcement actions against us, including fines, orders, public censure, claims for damages by employees, customers and other affected individuals, public statements against us by consumer advocacy groups, damage to our reputation and competitive position and loss of goodwill (both in relation to existing customers and prospective customers) any of which could have a material adverse effect on our business, financial condition, results of operations, and cash flows. Additionally, if third parties that we work with, such as vendors or developers, violate applicable laws or our policies, such violations may also place personal information at risk and have an adverse effect on our business. Even the perception of privacy concerns, whether or not valid, may harm our reputation, subject us to regulatory scrutiny and investigations, and inhibit adoption of our spirits and other products by existing and potential customers.

Contamination of our products and/or counterfeit or confusingly similar products could harm the image and integrity of, or decrease customer support for, our brands and decrease our sales.

The success of our brands depends upon the positive image that consumers have of them. Contamination, whether arising accidentally or through deliberate third-party action, or other events that harm the integrity or consumer support for our brands, could affect the demand for our products. Contaminants in raw materials purchased from third parties and used in the production of our products or defects in the distillation and fermentation processes could lead to low beverage quality as well as illness among, or injury to, consumers of our products and could result in reduced sales of the affected brand or all of our brands. Also, to the extent that third parties sell products that are either counterfeit versions of our brands or brands that look like our brands, consumers of our brands could confuse our products with products that they consider inferior. This could cause them to refrain from purchasing our brands in the future and in turn could impair our brand equity and adversely affect our sales and operations.

Risks Related to our Intellectual Property

It is difficult and costly to protect our proprietary rights.

Our commercial success will depend in part on obtaining and maintaining trademark protection and trade secret protection of our products and brands, as well as successfully defending these trademarks against third-party challenges. We will only be able to protect our intellectual property related to our trademarks and brands to the extent that we have rights under valid and enforceable trademarks or trade secrets that cover our products and brands. Changes in either the trademark laws or in interpretations of trademark laws in the U.S. and other countries may diminish the value of our intellectual property. Accordingly, we cannot predict the breadth of claims that may be allowed or enforced in our issued trademarks or in third-party patents. The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage.

We may face intellectual property infringement claims that could be time-consuming and costly to defend, and could result in our loss of significant rights and the assessment of treble damages.

From time-to-time we may face intellectual property infringement, misappropriation or invalidity/non-infringement claims from third parties. Some of these claims may lead to litigation. The outcome of any such litigation can never be guaranteed, and an adverse outcome could affect us negatively. For example, were a third party to succeed on an infringement claim against us, we may be required to pay substantial damages (including up to treble damages if such infringement were found to be willful). In addition, we could face an injunction, barring us from conducting the allegedly infringing activity. The outcome of the litigation could require us to enter into a license agreement that may not be acceptable, commercially reasonable, or on practical terms or we may be precluded from obtaining a license at all. It is also possible that an adverse finding of infringement against us may require us to dedicate substantial resources and time in developing non-infringing alternatives, which may or may not be possible.

Finally, we may initiate claims to assert or defend our own intellectual property against third parties. Any intellectual property litigation, irrespective of whether we are the plaintiff or the defendant, and regardless of the outcome, is expensive and time-consuming, and could divert our management’s attention from our business and negatively affect our operating results or financial condition.

We may be subject to claims by third parties asserting that our employees or we have misappropriated our intellectual property, or claiming ownership of what we regard as our own intellectual property.

Although we try to ensure that we and our employees and independent contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees or independent contractors have used or disclosed intellectual property in violation of others’ rights. These claims may cover a range of matters, such as challenges to our trademarks, as well as claims that our employees or independent contractors are using trade secrets or other proprietary information of any such employee’s former employer or independent contractors. As a result, we may be forced to bring claims against third parties, or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property. If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to management.

Risks Related to Regulation

We are subject to extensive government regulation and are required to obtain and renew various permits and licenses; changes in or violations of laws or regulations or failure to obtain or renew permits and licenses could materially adversely affect our business and profitability.

Our business of marketing and distributing craft spirits and other alcoholic beverages in the United States is subject to regulation by national and local governmental agencies. These regulations and laws address such matters as licensing and permit requirements, regarding the production, storage and import of alcoholic products; competition and anti-trust matters; trade and pricing practices; taxes; distribution methods and relationships; required labeling and packaging; advertising; sales promotion; and relations with wholesalers and retailers. Loss of production capacity due to regulatory issues can negatively affect our sales and increase our operating costs as we attempt to increase production at other facilities during that time to offset the lost production. It is possible that we could have similar issues in the future that will adversely impact our sales and operating costs. Additionally, new or revised regulations or requirements or increases in excise taxes, customs duties, income taxes, or sales taxes could materially adversely affect our business, financial condition and results of operations.

In addition, we are subject to numerous environmental and occupational, health and safety laws and regulations in the countries in which we plan to operate. We may incur significant costs to maintain compliance with evolving environmental and occupational, health and safety requirements, to comply with more stringent enforcement of existing applicable requirements or to defend against challenges or investigations, even those without merit. Future legal or regulatory challenges to the industry in which we operate or our business practices and arrangements could give rise to liability and fines, or cause us to change our practices or arrangements, which could have a material adverse effect on us or our revenues and profitability.

Governmental regulation and supervision as well as future changes in laws, regulations or government policy (or in the interpretation of existing laws or regulations) that affect us, our competitors or our industry generally, strongly influence our viability and how we operate our business. Complying with existing laws, regulations and government policy is burdensome, and future changes may increase our operational and administrative expenses and limit our revenues.

Additionally, governmental regulatory and tax authorities have a high degree of discretion and may at times exercise this discretion in a manner contrary to law or established practice. Our business would be materially and adversely affected if there were any adverse changes in relevant laws or regulations or in their interpretation or enforcement. Our ability to introduce new products and services may also be affected if we cannot predict how existing or future laws, regulations or policies would apply to such products or services.

We are subject to regulatory overview by the Federal Alcohol and Tobacco Tax and Trade Bureau and state liquor control agencies.

We are required to secure certain label and formula approvals for the products we make. Such approvals are made at the discretion of the Federal Alcohol and Tobacco Tax and Trade Bureau (the “TTB”). The TTB could deny our applications for labels and/or formulas entirely or could force us to change our labels and/or formulas such that the final result would be materially different from that which we currently sell or plan to sell. The TTB could also force us to change labels it has already approved and that we have already began to sell or could revoke approval for existing formulas and/or labels. Any such delays in formula and/or label approval could cause delays in bringing products to market and could force us to limit or curtail all or some operations or sales, thereby negatively impacting our financial performance significantly.

Similarly, one or more state liquor control agencies may not approve a product for sale even though we have received federal approval to produce and sell the product.

Our regulatory licenses may be suspended or revoked or we may fail to secure or retain required permits or licenses.

Samples or servings provided through our tasting room or at other events in which we participate could be provided to minors. The result of such an event could be a fine or penalty applied against us by a state or federal enforcement agency. Further, such penalty could result in a temporary or permanent suspension of our license to operate, which would negatively impact our financial results.

We also might not be able to secure or keep permits and/or licenses required to open and operate our business, including but not limited to building and trades permits, Conditional Use/Special Use Permits or other zoning permits, health permits, food permits, our federal TTB license, federal Food and Drug Administration license, state liquor licenses or other licenses or permits. Any such suspension or losses could negatively impact our financial results.

We are subject to various insurance and bonding requirements.

We are required by the TTB to secure and maintain insurance for various aspects of our operations. We may not be able to secure all of the insurance our business requires or, once we obtain the required insurance, such insurance could be cancelled or terminated. We may also only be able to secure insurance at rates that we deem to be commercially unreasonable.

We are also required by the TTB to provide bonds for the distilled spirits products we make, store, bottle and prepare for sale. Such bonds could be revoked or the cost of bonding might become materially more expensive than we currently anticipate. As production and storage grows, there is a chance we may not be able to secure an increase in our bonding adequate to cover federal obligations, or our operations could exceed our bonded authority. This could require us to halt our operations until such increased bonding is secured, if at all. Further, as a condition of obtaining a bond, a bonding company could require that we set aside dedicated funds to backstop the bond. Such a requirement would hamper our ability to use funds for revenue generating purposes, thereby changing our plans for growth. In any of these situations, we would be forced to limit or curtail all or some of our operations, thereby negatively impacting our financial performance significantly.

We are subject to certain record keeping requirements to which we may not properly adhere.

We are required to track the source of products we make, produce and/or bottle, including raw ingredients used, mashing, fermentation, distillation, storage, aging, blending, bottling, removal from bond and sales. Historically, we may not have accurately captured, or in the future may not accurately capture, all of such data. Moreover, in the event of an audit, state or federal revenue officers may interpret our data differently than we do, which could lead to a finding that we either underpaid or overpaid federal excise and state sales taxes.

As we open new locations, the staff at those locations may not properly track and record all data. The failure to adequately track production could put some products at risk from a labeling or valuation standpoint, or cause the TTB to impound certain of our products from future sale. Failure to properly track and report the required data could also result in fines and/or penalties levied against us, or the suspension or rescission of our permits or licenses. Suspension or rescission of a permit or license would put us at risk of not being able to continue operations.

We operate in a highly-regulated industry subject to state and federal regulation, and it is possible that state or federal legislative or regulatory bodies could change or amend laws that impact us.

We operate in a highly-regulated industry subject to state and federal regulation, and it is possible that state or federal legislative or regulatory bodies could change or amend laws that impact us. Such changes could include, but are not limited to:

•        the amount of product we are able to produce annually;

•        regulations on the manufacturing, storage, transportation and sale of our distilled spirits;

•        license rates we must pay to the state;

•        tax rates on products we make and sell;

•        how, where and when we can advertise our products;

•        how products are classified; and

•        labeling and formulation approvals.

In addition, it is possible that legislative bodies could amend or revoke the statutes that allow us to operate, in whole or in part. In such an event, we may be forced to cease operations, which would materially affect our value and any investment made in us.

We may become subject to audits by government agencies that find the mis-collection or mis-payment of taxes or fees.

We may become subject to audits by government agencies that could find the mis-collection or mis-payment of taxes or fees. Such an event could require us to allocate financial resources and personnel into areas to which we are not currently planning to allocate and to subject us to fines, interest and penalties in addition to the taxes or fees that may be owed. In the past, we have not timely filed and paid certain taxes, but no fines or penalties have been assessed for such late filings to date. However, a governmental entity could attempt to institute fines and/or assess other penalties for our past late tax filings and payments. Such an action could also include a suspension or termination of one or more of our permits or licenses.

Our products could be subject to a voluntary or involuntary recall.

Our products could be subject to a voluntary or involuntary recall for any number of reasons. In such an event, we may be forced to repurchase products we have already sold, cover other costs associated with the product or the recall, cease the sale of product already in the sales pipeline, or destroy product still in our control or that we are still processing. Any such product recalls could negatively impact our financial performance and impugn our reputation with consumers.

Our agreements with partners may be perceived as de facto franchise relationships.

Our agreements with partners, including American Indian Tribes or other licensees, allowing such partner to operate a Heritage-branded location could be interpreted by a state or federal court or administrative body as being a de facto franchise relationship, in which case we may need to revise the terms of our licensing arrangement with such partner, thereby altering our anticipated return and risk profile. If an agreement with a partner is determined to be a de facto franchise relationship, we may be required to file franchise documents with state and the federal governments for approval and we will be liable for fines or penalties for not pre-filing such franchise documents.

Direct to consumer shipping could become more regulated or be curtailed or terminated through government regulation or enforcement.

We currently use a three-tier compliant third-party shipping and fulfillment company to sell products directly to consumers in 34 states. There are several risks associated with direct-to-consumer shipping, including that one or more states could decide such activities do not comport with their specific laws or regulations. In addition, there is a risk the third-party fulfillment firm could be forced to curtail or cease operations by virtue of a federal or state demand or reinterpretation of statute or rule, or that such firm could exit the market on its own free will. In any of these cases, the loss of direct-to-consumer shipping would likely lead to fewer sales, less revenue, and less profitability for our company, which could impact the value of our common stock. The loss of such sales and revenue could also negatively impact our operating plan as we would have less operating cash flow to work with, which could force us to alter our growth and marketing plans. There is also a risk that a third-party delivery company that is delivering the product to a consumer leaves the package where an individual under the age of 21 can gain access to it, or that such company delivers it to a location and fail to verify the person’s age. In such case, a state or local enforcement entity could attempt to claim we are partially culpable in the delivery to a person who is not 21 years of age. If that person were to consume the product and engage in an activity dangerous to themselves or others that causes death or serious bodily injury, a claim could be made against us as being part of the transaction. We could fail in defending any such claims, in addition to paying monetary damages. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management or negatively impact the reputation of our company.

We are subject to state-specific regulatory risks related to out location in Eugene, Oregon.

There are several risks associated with our locations in Eugene, Oregon, including but not limited to:

•        The legislature or voters in Oregon may elect to privatize the state’s current monopoly-owned retail and distribution system, which would likely materially alter the way in which spirits are distributed and priced in the state and would also change the way we have to market to secure shelf space in stores and in restaurants and bars in order to gain or maintain market share.

•        The Oregon Liquor Control Commission (the “OLCC”) may not approve some or all of our products for listing and sale in the state or in our tasting rooms located in Oregon.

•        The OLCC could deny our request to open additional tasting rooms in the state of Oregon, thereby stranding equipment and capital and materially impacting our plan to generate more retail sales in our own locations.

Risks Related to this Offering and Ownership of Our Common Stock

The market price of our common stock may be highly volatile, and you could lose all or part of your investment.

Prior to this offering, there was no public market for the shares of our common stock. The offering price for the shares sold in this offering will be determined by negotiation between the underwriters and us. Neither we nor the underwriters can assure you that the initial public offering price will bear any relationship to the market price at which our common stock may trade after our initial public offering. Shares of companies offered in an initial public offering often trade at a discount to the initial offering price due to underwriting discounts and commissions and related offering expenses. As a result, the trading price of our common stock is likely to be volatile, which may prevent you from being able to sell your shares at or above the public offering price. Our prices of our common stock could be subject to wide fluctuations in response to a variety of factors, which include:

•        actual or anticipated fluctuations in our financial condition and operating results;

•        announcements of technological innovations by us or our competitors;

•        announcements by our customers, partners or suppliers relating directly or indirectly to our products, services or technologies;

•        overall conditions in our industry and market;

•        addition or loss of significant customers;

•        changes in laws or regulations applicable to our products;

•        actual or anticipated changes in our growth rate relative to our competitors;

•        announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, capital commitments or achievement of significant milestones;

•        additions or departures of key personnel;

•        competition from existing products or new products that may emerge;

•        fluctuations in the valuation of companies perceived by investors to be comparable to us;

•        disputes or other developments related to proprietary rights, including patents, litigation matters or our ability to obtain intellectual property protection for our technologies;

•        announcement or expectation of additional financing efforts;

•        sales of our common stock by us or our stockholders;

•        stock price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•        reports, guidance and ratings issued by securities or industry analysts; and

•        general economic and market conditions.

If any of the forgoing occurs, it would cause our stock prices or trading volume to decline. Stock markets in general and the market for companies in our industry in particular have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of our common stock You may not realize any return on your investment in us and may lose some or all of your investment.

We may be subject to securities litigation, which is expensive and could divert our management’s attention.

The market price of our securities may be volatile, and in the past companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

We have broad discretion in the use of the net proceeds from this offering and may invest or spend the proceeds in ways with which you disagree or that may not yield a return.

While we set forth our anticipated use for the net proceeds from this offering in the section titled “Use of Proceeds,” our management will have broad discretion on how to use and spend any proceeds that we receive from this offering and may use the proceeds in ways that differ from the anticipated uses set forth in this prospectus. Investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds with only limited information concerning management’s specific intentions. It is possible that we may decide in the future not to use the proceeds of this offering in the manner described in this offering. Our management may spend a portion or all of the net proceeds from this offering in ways that holders of our common stock may not desire or that may not yield a significant return or any return at all. Investors will receive no notice or vote regarding any such change and may not agree with our decision on how to use such proceeds. If we fail to utilize the proceeds we receive from this offering effectively, our business and financial condition could be harmed and we may need to seek additional financing sooner than expected. Pending their use, we may also invest the net proceeds from this offering in a manner that does not produce income or that loses value.

There is no existing market for our common stock and we do not know if one will develop to provide you with adequate liquidity.

Prior to this offering, there has not been a public market for our common stock. Although we have applied to have our common stock listed on the Nasdaq, an active trading market for our common stock may never develop or be sustained following this offering. You may not be able to sell your shares quickly or at the market price if trading in our common stock is not active. The initial public offering price for the shares of common stock offered will be determined by negotiations between us and the underwriters and may not be indicative of prices of our common stock that will prevail in the trading market. You may not be able to sell your shares of our common stock at or above the price you paid in the offering. As a result, you could lose all or part of your investment. Further, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic partnerships or acquire companies or products by using our shares of common stock as consideration.

Our directors, executive officers and principal stockholders will continue to have substantial control over our company after this offering, which could limit your ability to influence the outcome of key transactions, including a change of control.

Upon completion of this offering, our executive officers, directors and principal stockholder and their affiliates will beneficially own              shares of our common stock, or approximately            % of the outstanding shares of our common stock, assuming the sale of 1,800,000 shares in this offering at an assumed initial public offering price of $7.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and underwriters’ over-allotment option is not exercised. As a result, these stockholders will be able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

Our failure to meet the continued listing requirements of Nasdaq could result in de-listing of our common stock.

If, after listing, we fail to satisfy the continued listing requirements of Nasdaq, such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to de-list our common stock. Such a de-listing would likely have a negative effect on the price of our common stock and would impair your ability to sell or purchase our common stock when you wish to do so. In the event of a de-listing, we would take actions to try to restore our compliance with Nasdaq Marketplace Rules, but our common stock may not be listed again, and such actions may not stabilize the market price or improve the liquidity of our common stock, prevent our common stock from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with the Nasdaq Marketplace Rules.

If our shares become subject to the penny stock rules, it would become more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not obtain or retain a listing on Nasdaq and if the price of our common stock is less than $5.00, our common stock will be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our common stock, and therefore stockholders may have difficulty selling their shares.

Future sales of shares by existing stockholders could cause our stock price to decline.

If our existing stockholders sell, or indicate an intent to sell, substantial amounts of our common stock in the public market, the trading price of our common stock could decline significantly and could decline below the initial public offering price. After giving effect to this offering and the conversion of certain indebtedness to equity prior to the closing of this offering, we will have outstanding              shares of common stock, assuming

no exercise of outstanding options and warrants. Of these shares, approximately              shares will be held by our non-affiliated stockholders and, together with              shares of common stock offered hereby, plus any shares sold pursuant to the underwriters’ option to purchase additional shares, will be immediately freely tradable, without restriction, in the public market. If our non-affiliated stockholders sell substantial amounts of our common stock in the public market, or if the public perceives that such sales could occur, this could have an adverse impact on the market price of our common stock, even if there is no relationship between such sales and the performance of our business. We also intend to register all shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriting” section of this prospectus. Our non-affiliated stockholders are not subject to any lock-up agreements.

After the expiration of the lock-up agreements pertaining to this offering with our directors, executive officers and stockholders owning in excess of 5% of our outstanding shares of common stock, additional shares will be eligible for sale in the public market. In addition, upon issuance, the              shares subject to outstanding options under our 2023 Equity Incentive Plan (“2023 Plan”) and the shares reserved for future issuance under our 2023 Plan will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. If our existing stockholders sell substantial amounts of our common stock in the public market, or if the public perceives that such sales could occur, this could have an adverse impact on the market price of our common stock, even if there is no relationship between such sales and the performance of our business.

If you purchase shares of common stock in this offering, you will suffer immediate dilution of your investment in the shares of common stock.

The public offering price of the shares of common stock offered hereby will be substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of common stock in this offering, you will pay a price per share of the common stock comprising such Units that substantially exceeds our net tangible book value per share after this offering. Based on an assumed initial public offering price of $7.50 per share, which is the midpoint of the price range for the shares of common stock set forth on the cover page of this prospectus, you will experience immediate dilution of $6.42 per share, representing the difference between our pro forma net tangible book value per share, after giving effect to this offering, and the assumed initial public offering price. In addition, purchasers of common stock in this offering will have contributed approximately 17.3% of the aggregate price paid by all purchasers of our stock but will own only approximately 21.7% of our common stock outstanding after this offering.

We could use shares of our common stock to acquire a position in, or all of, another company or brand, which could result in dilution for shareholders of record at that time.

In the future we could use shares of our common stock as a form of currency to invest in or acquire other companies or brands. The issuance of these shares would be dilutive to other stockholders of our company. Our management and our board of directors will make these decisions and stockholders may have little to no view or say in these transactions. As such, the issuance of such shares creating dilution could result in lower returns for investors. A company or brand that we invest in or acquire might not fit our portfolio and might not yield a return for us or our stockholders. The strategy may not work and may result in a dilutive effect from the issuance of those shares could result in a loss of some or all of the investment for stockholders.

We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. We may remain an emerging growth company until as late as December 31, 2028 (the fiscal year-end following the fifth anniversary of the completion of our initial public offering), though we may cease to be an emerging growth company earlier under certain circumstances, including (1) if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30, in which case we would cease to be an emerging growth company as of the following December 31, or (2) if our gross revenue exceeds $1.235 billion in any fiscal year. Emerging growth companies may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Investors could find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, Section 102 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We will incur significant costs as a result of operating as a public company and our management expects to devote substantial time to public company compliance programs.

As a public company, we will incur significant legal, accounting and other expenses due to our compliance with regulations and disclosure obligations applicable to us, including compliance with the Sarbanes-Oxley Act, as well as rules implemented by the SEC and Nasdaq. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact, in ways we cannot currently anticipate, the manner in which we operate our business. Our management and other personnel will devote a substantial amount of time to these compliance programs and monitoring of public company reporting obligations and as a result of the new corporate governance and executive compensation related rules, regulations and guidelines prompted by the Dodd-Frank Act and further regulations and disclosure obligations expected in the future, we will likely need to devote additional time and costs to comply with such compliance programs and rules. These rules and regulations will cause us to incur significant legal and financial compliance costs and will make some activities more time-consuming and costlier.

To comply with the requirements of being a public company, we may need to undertake various actions, including implementing new internal controls and procedures and hiring new accounting or internal audit staff. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Securities Exchange Act of 1934, as amended, or the Exchange Act, is accumulated and communicated to our principal executive and financial officers. Our current controls and any new controls that we develop may become inadequate and weaknesses in our internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls when we become subject to this requirement could negatively impact the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we may be required to include in our periodic reports we will file with the SEC under Section 404 of the Sarbanes-Oxley Act, harm our operating results, cause us to fail to meet our reporting obligations or result in a restatement of our prior period financial statements. In the event that we are not able to demonstrate compliance with the Sarbanes-Oxley Act, that our internal control over financial reporting is perceived as inadequate or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and the price of our common stock could decline. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on Nasdaq.

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly-traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and operating results.

Because we have elected to use the extended transition period for complying with new or revised accounting standards for an emerging growth company our financial statements may not be comparable to companies that comply with public company effective dates.

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates, and thus investors may have difficulty evaluating or comparing our business, performance or prospects in comparison to other public companies, which may have a negative impact on the value and liquidity of our common stock.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, our common stock price and trading volume could decline.

The trading market for our common stock will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on us. If no securities or industry analysts commence coverage of us, the price for our common stock could be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, the prices of our common stock could decline. In addition, if our operating results fail to meet the forecast of analysts, the prices of our common stock could decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause the prices of our common stock and trading volume to decline.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Provisions in our certificate of incorporation and bylaws, as amended and restated as of the closing of this offering, may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and bylaws include provisions that:

•        provide for a staggered board of directors;

•        authorize our board of directors to issue, without further action by the stockholders, up to 5,000,000 shares of undesignated preferred stock and up to approximately 70,000,000 shares of authorized but unissued shares of common stock;

•        require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•        specify that special meetings of our stockholders can be called only by our board of directors (i) pursuant to a resolution adopted by the majority of the board of directors or (ii) upon receipt of written demand for a special meeting from the holders of at least 25% of the voting power of outstanding shares;

•        establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;

•        provide that our directors may be removed only for cause; and

•        provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which limits the ability of stockholders owning in excess of 15% of our outstanding voting stock to merge or combine with us.

Our Amended and Restated Certificate of Incorporation will provide that the Court of Chancery of the State of Delaware is the exclusive forum for certain litigation that may be initiated by our stockholders.

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory law or Delaware common law, subject to certain exceptions: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees or agents to us or our stockholders; (3) any action asserting a claim against us arising pursuant to provisions of the Delaware General Corporation Law or our amended and restated certificate of incorporation or amended and restated bylaws; or (4) any action asserting a claim governed by the internal affairs doctrine. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and our directors, officers, employees and agents. Stockholders who do bring a claim in the Court of Chancery could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near the State of Delaware. The Court of Chancery may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments or results may be more favorable to us than to our stockholders. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition. By agreeing to the exclusive forum provisions, investors will not be deemed to have waived our compliance obligations with any federal securities laws or the rules and regulations thereunder.

We do not anticipate paying any cash dividends on our common stock in the foreseeable future and, as such, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

We have never declared or paid cash dividends on our common stock. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. In addition, and any future loan arrangements we enter into may contain, terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. The forward-looking statements are contained principally in the sections titled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” but are also contained elsewhere in this prospectus. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future, although not all forward-looking statements contain these words. These statements relate to future events or our future financial performance or condition and involve known and unknown risks, uncertainties and other factors that could cause our actual results, levels of activity, performance or achievement to differ materially from those expressed or implied by these forward-looking statements. These forward-looking statements include, but are not limited to, statements about:

•        our ability to hire additional personnel and to manage the growth of our business;

•        our ability to continue as a going concern;

•        our reliance on our brand name, reputation and product quality;

•        our ability to adequately address increased demands that may be placed on our management, operational and production capabilities.

•        the effectiveness of our advertising and promotional activities and investments;

•        our reliance on celebrities to endorse our products and market our brands;

•        general competitive conditions, including actions our competitors may take to grow their businesses;

•        fluctuations in consumer demand for craft spirits;

•        overall decline in the health of the economy and consumer discretionary spending;

•        the occurrence of adverse weather events, natural disasters, public health emergencies, including the COVID-19 pandemic, or other unforeseen circumstances that may cause delays to or interruptions in our operations;

•        risks associated with disruptions in our supply chain for raw and processed materials, including glass bottles, barrels, spirits additives and agents, water and other supplies;

•        the impact of COVID-19 on our customers, suppliers, business operations and financial results;

•        disrupted or delayed service by the distributors we rely on for the distribution of our products;

•        our ability to successfully execute our growth strategy, including continuing our expansion in our TBN and direct-to-consumer sales channels;

•        quarterly and seasonal fluctuations in our operating results;

•        our success in retaining or recruiting, or changes required in, our officers, key employees or directors;

•        our ability to protect our trademarks and other intellectual property rights, including our brands and reputation;

•        our ability to comply with laws and regulations affecting our business, including those relating to the manufacture, sale and distribution of spirits and other alcoholic beverages;

•        the risks associated with the legislative, judicial, accounting, regulatory, political and economic risks and conditions;

•        claims, demands and lawsuits to which we are, and may in the future, be subject and the risk that our insurance or indemnities coverage may not be sufficient;

•        our ability to operate, update or implement our IT systems;

•        our ability to successfully pursue strategic acquisitions and integrate acquired businesses, products, services or brands;

•        our ability to implement additional finance and accounting systems, procedures and controls in order to satisfy public company reporting requirements;

•        our potential ability to obtain additional financing when and if needed;

•        the potential liquidity and trading of our securities; and

•        the future trading prices of our common stock and the impact of securities analysts’ reports on these prices.

You should read this prospectus, including the section titled “Risk Factors,” and the documents that we reference elsewhere in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual results may differ materially from what we expect as expressed or implied by our forward-looking statements. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all.

These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus regardless of the time of delivery of this prospectus or any sale of our common stock. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. All subsequent forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to herein.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $            million from the sale of the          shares of common stock offered in this offering, or approximately $            million if the underwriters exercise their option to purchase additional shares in full, based on an assumed initial public offering price of $7.50 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed public offering price of $7.50 per share would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $1,674,000, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares of common stock we are offering. An increase (decrease) of 100,000 in the number of shares of common stock we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $697,500, assuming the initial public offering price stays the same.

We intend to use the net proceeds from the sale of the securities offered hereby for ongoing business operations; the purchase of raw goods and inputs to continue to produce our products; raw goods and materials to allow us to fill more barrels of whiskey, rum and other aging spirits to lay down in our warehouses or fulfil customer barrel contracts; the modification of certain pieces of equipment to increase the efficiency of our production and packaging of our products; increasing marketing efforts around our products and services; fulfilling certain financial obligations to vendors that were incurred prior to the date of this offering; hiring key personnel to increase our wholesale sales and our marketing and sales efforts around the Tribal Beverage Network; and for working capital and general corporate purposes. Due to the uncertainties inherent in our operations and business, it is difficult to estimate with certainty the exact amounts of the net proceeds from this offering that may be used for any specific purposes. The amounts and timing of our actual expenditures will depend upon numerous factors, including our sales and marketing efforts, demand for our products and services, our operating costs and the other factors described under “Risk factors” in this prospectus. Accordingly, our management will have flexibility in applying the net proceeds from this offering. An investor will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds.

Until we use the net proceeds of this offering in our business, such funds will be managed through a treasury management program under the supervision of our Acting Chief Financial Officer and invested in short-term, interest-bearing investments, which may include interest-bearing bank accounts, money market funds, certificates of deposit and U.S. government securities.

DIVIDEND POLICY

We do not anticipate paying cash dividends on our common stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. Any future determination related to our dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects, the requirements of current or then-existing debt instruments and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2023:

•        on an actual basis;

•        on a pro forma basis to reflect activity subsequent to June 30, 2023 through November 1, 2023, including: (i) the conversion of certain outstanding indebtedness in the aggregate fair value of $32,162,146 as of June 30, 2023 and with a principal amount of $25,160,329 (including accrued interest) in accordance with the terms thereof into a total of 5,450,830 shares of our common stock and 530,166 prepaid warrants to purchase common stock (with a fair value of $1,595,659), subsequent to June 30, 2023; (ii) receipt of $1,000,000 subsequent to June 30, 2023 from additional convertible notes in the aggregate fair value of $5,128,831 and with a principal amount of $1,350,000 (which was converted into 360,000 shares of our common stock and 360,000 prepaid warrants to purchase common stock (with a fair value of $2,577,631)) (of which, $500,000 proceeds, $2,551,200 fair value, $675,000 principal and the 360,000 shares of common stock were from a related party); (iii) receipt of $1,775,000 from additional Whiskey Note indebtedness (of which $600,000 of the Whiskey Notes was from a related party); and (iv) the filing and effectiveness of our amended and restated certificate of incorporation on November 1, 2023, which effectuated the conversions discussed above; and

•        on a pro forma as adjusted basis to give further effect to our issuance and sale of 1,800,000 shares of common stock in this offering at an assumed initial public offering price of $7.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted information below is illustrative only and our capitalization following the completion of this offering is subject to adjustment based on the initial public offering price of our Units and other terms of this offering determined at pricing. You should read the following table in conjunction with “Use of Proceeds,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock” and other financial information contained in this prospectus, including the financial statements and related notes appearing elsewhere in this prospectus.

	As of June 30, 2023
	Actual	Pro Forma	Pro Forma As Adjusted
Cash	$19,785	$2,794,785	$15,044,785
Notes Payable	14,186,454	15,961,454	15,961,454
Convertible Notes Payable	32,162,146	—	—
Stockholders’ (Deficit)
Common Stock, par value $0.0001 per share, 3,000,000 shares authorized; 669,559 shares issued and outstanding as of June 30, 2023, actual; 70,000,000 shares authorized, 6,480,389 issued and outstanding on a pro forma basis, and 8,280,389 issued and outstanding on a pro forma as adjusted basis	67	648	828
Additional Paid in Capital	31,422,762	68,713,158	79,902,089
Shares and Warrants to be Issued	—	—	—
Accumulated Deficit	(66,257,751)	(70,386,582)	(70,386,582)
Total Stockholders’ Equity/(Deficit)	(34,834,922)	(1,672,776)	9,516,335
Total Capitalization	(20,648,468)	14,288,678	25,477,789

A $1.00 increase or decrease in the assumed initial public offering price of $7.50 per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, each of cash, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $1,674,000, assuming the number of shares offered by us, as stated on the cover page of this prospectus, remains unchanged and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 100,000 in the number of shares of common stock we are offering would increase or decrease, as applicable, each of cash, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $697,500, assuming the assumed initial public offering price of $7.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The preceding table gives effect to the transactions described above and does not include:

•        116,928 shares of our common stock issuable upon the exercise of warrants with a weighted average exercise price of $33.42 per share that expire between July 2024 and October 2028;

•        236,666 shares of our common stock issuable upon the exercise of warrants with an exercise price equal to the price per share at which our common stock is sold in this offering that are exercisable from time to time and will also mandatorily exercise on a cashless basis when the volume weighted average price per share of our common stock over a 20-day period reaches 125% of the exercise price and which expire in August 2028;

•        890,166 shares of our common stock issuable upon the exercise of a warrant that will automatically exercise without the payment of additional consideration at any time that the holder beneficially owns a number of shares of common stock that is less than 4.99% of our outstanding shares of common stock for a number of shares that would cause the holder to beneficially own 4.99% of our outstanding shares of common stock;

•        733,320 shares of our common stock issuable upon the exercise of warrants with an exercise price equal to the price per share at which our common stock is sold in this offering that will exercise on a cashless basis when the price per share of our common stock reaches 125% of the exercise price and which expire in July 2027;

•        Up to 334,370 shares of our common stock issuable upon the conversion of convertible promissory notes with an conversion price equal to the price per share at which our common stock is sold in this offering, assuming a public offering price of $7.50 per share and the conversion of such notes in full prior to the third anniversary of the closing of this offering, or up to 417,962 shares of our common stock assuming such offering price and the conversion of such notes in full subsequent to such third anniversary;

•        90,000 shares of our common stock (103,500 shares if the underwriters’ over-allotment option is exercised in full) that may be issued upon exercise of the Representative’s Warrants at an exercise price of $7.50 per share, which represents 5% of the shares of common stock sold in this offering and 100% of an assumed public offering price of $7.50, which is the midpoint of the initial public offering price range reflected on the cover of this prospectus;

•        13,288 shares of our common stock issuable upon the exercise of outstanding stock options under our 2019 Stock Incentive Plan with an exercise price of $90.00 per share that expire between June 2025 and November 2026;

•        205,954 shares of our common stock issuable upon the settlement of outstanding restricted stock units under our 2019 Stock Incentive Plan which will vest on the six-month month anniversary of this prospectus; and

•                     shares of our common stock reserved for future issuance under our 2023 Equity Incentive Plan.

DILUTION

If you invest in our securities in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Our historical net tangible book value (deficit) is the amount of our total assets less our liabilities. Our historical net tangible book value (deficit) per share is our historical net tangible book value (deficit) divided by the number of shares of common stock outstanding as of June 30, 2023. Our historical net tangible book value (deficit) as of June 30, 2023, was ($36,453,465), or ($54.44) per share of common stock.

Our pro forma net tangible book value (deficit) is our historical net tangible book value (deficit) after giving effect to activity subsequent to June 30, 2023 through November 1, 2023, including: (i) the conversion of certain outstanding indebtedness in the aggregate fair value of $32,162,146 as of June 30, 2023 and with a principal amount of $25,160,329 (including accrued interest) in accordance with the terms thereof into a total of 5,450,830 shares of our common stock and 530,166 prepaid warrants to purchase common stock (with a fair value of $1,595,659), subsequent to June 30, 2023; (ii) receipt of $1,000,000 subsequent to June 30, 2023 from additional convertible notes in the aggregate fair value of $5,128,831 and with a principal amount of $1,350,000 (which was converted into 360,000 shares of common stock and 360,000 prepaid warrants to purchase common stock (with a fair value of $2,577,631) (of which, $500,000 proceeds, $2,551,200 fair value, $675,000 principal and the 360,000 shares of common stock were from a related party); (iii) receipt of $1,775,000 of additional Whiskey Note indebtedness as of November 1, 2023 (of which $600,000 of the Whiskey Note was from a related party); and (iv) the filing and effectiveness of our amended and restated certificate of incorporation on November 1, 2023, which effectuated the conversions discussed above.

Pro forma as adjusted net tangible book value is our pro forma net tangible book value (deficit), after giving further effect to the sale of 1,800,000 shares of common stock in this offering at an assumed initial public offering price of $7.50 per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, but assuming no exercise of the warrants granted to the Representative of the underwriters.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share		$7.50
Historical net tangible book value (deficit) per share as of June 30, 2023, before giving effect to this offering	(54.44)
Increase in pro forma net tangible book value attributable to additional convertible notes and Whiskey Notes subsequent to June 30, 2023 through November 1, 2023.	53.93
Pro forma net tangible book value (deficit) per share as of June 30, 2023, before giving effect to this offering	(0.51)
Increase in pro forma net tangible book value per share attributable to new investors participating in this offering	1.59
Pro forma as adjusted net tangible book value per share after this offering		1.08
Dilution in pro forma net tangible book value per share to new investors participating in this offering		$(6.42)

A $1.00 increase or decrease in the assumed initial public offering price of $7.50 per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the pro forma as adjusted net tangible book value (deficit) per share after this offering by approximately $1,674,000 per share and decrease or increase, as appropriate, the dilution in pro forma net tangible book value (deficit) per share to investors participating in this offering by approximately $0.20 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Similarly, a 100,000 share increase or decrease in the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, would increase or decrease, as appropriate, the pro forma as adjusted net tangible book value (deficit) after this offering by approximately $697,500 and increase or decrease, as appropriate, the dilution in pro forma net tangible book value (deficit) per share to investors participating in this offering by approximately $0.07, assuming the assumed initial public offering price of $7.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma information discussed above is illustrative only and will change based on the actual initial public offering price, number of shares and other terms of this offering determined at pricing.

If the underwriters exercise in full their option to purchase additional shares of our common stock in this offering, the pro forma as adjusted net tangible book value will increase to $1.27 per share, representing an increase in pro forma net tangible book value to existing stockholders of $0.19 per share and a dilution of $(6.23) per share to new investors participating in this offering.

The following table sets forth, on the pro forma as adjusted basis described above as of June 30, 2023, the differences between our existing stockholders and the purchasers of shares of common stock in this offering with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the weighted average price paid per share paid to us, based on an assumed initial public offering price of $7.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Weighted Average Price per Share
	Number	Percent	Amount	Percent
Existing stockholders	6,480,389	78.3%	$64,540,516	82.7%	$9.96
New investors	1,800,000	21.7	$13,500,000	17.3	$7.50
Total	8,280,389	100.0%	$78,040,516	100.0%	$9.42

If the underwriters exercise in full their option to purchase additional shares of our common stock in this offering, the number of shares held by existing stockholders will be reduced to 76.3% of the total number of shares of common stock that will be outstanding upon completion of this offering, and the number of shares of common stock held by new investors participating in this offering will be further increased to 23.7% of the total number of shares of common stock that will be outstanding upon completion of the offering.

To the extent that any outstanding options or warrants are exercised, or any outstanding RSUs are settled, or new options are issued under our 2023 Plan or we issue additional shares of common stock in the future, there may be further dilution to investors participating in this offering. If all outstanding options, RSUs and warrants were exercised or settled, then our existing stockholders, including holders of such options, warrants and RSUs, would own 82.8% and our new investors would own 17.2% of the total number of shares of our common stock outstanding upon the completion of this offering. In such event, the total consideration paid by our existing stockholders, including the holders of such options, warrants and RSUs, would be approximately $80.9 million, or 85.7% of the total consideration for our common stock outstanding upon the completion of this offering, the total consideration paid by our new investors would be $13.5 million, or 14.3% of the total consideration for our common stock outstanding upon the completion of this offering, and the weighted average price per share paid by our existing stockholders, including the holders of such options, warrants and RSUs, would be $9.32 and the price per share paid by our new investors would be $7.50, assuming the assumed initial public offering price of $7.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

A $1.00 increase or decrease in the assumed initial public offering price of $7.50 per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as appropriate, the total consideration paid by new investors by $1,800,000, assuming the number of shares we are offering, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. Similarly, each increase or decrease of 100,000 shares offered by us would increase or decrease, as appropriate, the total consideration paid by new investors by $750,000, assuming that the assumed initial price to the public remains the same.

We may choose to raise additional capital through the sale of equity or equity-linked securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that any options are issued under our equity incentive plan or we issue additional shares of common stock or equity-linked securities in the future, there will be further dilution to investors purchasing in this offering.

The number of shares of our common stock to be outstanding after this offering is based on 669,559 shares of common stock outstanding as of June 30, 2023, plus pro forma conversion of our outstanding indebtedness in the aggregate fair value of $33,117,687 and with a principal amount of $24,795,755 (including accrued interest) in accordance with the terms thereof into an aggregate of 5,810,830 shares of our common stock subsequent to June 30, 2023, and excludes:

•        116,928 shares of our common stock issuable upon the exercise of warrants with a weighted average exercise price of $33.42 per share that expire between July 2024 and October 2028;

•        236,666 shares of our common stock issuable upon the exercise of warrants with an exercise price equal to the price per share at which our common stock is sold in this offering that are exercisable from time to time and will also mandatorily exercise on a cashless basis when the volume weighted average price per share of our common stock over a 20-day period reaches 125% of the exercise price and which expire in August 2028;

•        890,166 shares of our common stock issuable upon the exercise of a warrant that will automatically exercise without the payment of additional consideration at any time that the holder beneficially owns a number of shares of common stock that is less than 4.99% of our outstanding shares of common stock for a number of shares that would cause the holder to beneficially own 4.99% of our outstanding shares of common stock;

•        733,320 shares of our common stock issuable upon the exercise of warrants with an exercise price equal to the price per share at which our common stock is sold in this offering that will exercise on a cashless basis when the price per share of our common stock reaches 125% of the exercise price and which expire in July 2027;

•        Up to 334,370 shares of our common stock issuable upon the conversion of convertible promissory notes with an conversion price equal to the price per share at which our common stock is sold in this offering, assuming a public offering price of $7.50 per share and the conversion of such notes in full prior to the third anniversary of the closing of this offering, or up to 417,962 shares of our common stock assuming such offering price and the conversion of such notes in full subsequent to such third anniversary;

•        90,000 shares of our common stock (103,500 shares if the underwriters’ over-allotment option is exercised in full) that may be issued upon exercise of the Representative’s Warrants at an exercise price of $7.50 per share, which represents 5% of the shares of common stock sold in this offering and 100% of an assumed public offering price of $7.50, which is the midpoint of the initial public offering price range reflected on the cover of this prospectus;

•        13,288 shares of our common stock issuable upon the exercise of outstanding stock options under our 2019 Stock Incentive Plan with an exercise price of $90.00 per share that expire between June 2025 and November 2026;

•        205,954 shares of our common stock issuable upon the settlement of outstanding restricted stock units under our 2019 Stock Incentive Plan which will vest on the six-month month anniversary of this prospectus; and

•                     shares of our common stock reserved for future issuance under our 2023 Equity Incentive Plan.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our condensed consolidated financial statements and the related notes and other financial information included elsewhere in this proxy statement/prospectus and the section of this proxy statement/prospectus entitled “Information about Heritage.” In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section titled “Risk Factors” and elsewhere in this proxy statement/prospectus. Unless the context otherwise requires, for the purposes of this section, “Heritage”, “we”, “us”, “our”, or the “Company” refer to Heritage Distilling Holding Company, Inc. and its subsidiaries.

Business Overview

We are one of the leading craft distilleries in the United States and produce, market, and sell a diverse line of award-winning craft spirits, including whiskeys, vodkas, gins, rums, and canned cocktails, categorized in the industry as “ready-to-drink” or “RTDs”. We recognize that taste and innovation are key criteria for consumer choices in spirits and innovate new products for trial in our company-owned and third-party owned distilleries and tasting rooms. We have developed differentiated products that are responsive to consumer desires for rewarding and novel taste experiences. As a result, out of the more than 2,600 craft producers in North America, we have been recognized with more awards for our products from the American Distilling Institute, the leading independent spirits association in the U.S., than any other North American craft distiller for each of the last ten years. We are one of the largest craft spirits producers on the West Coast based on revenues and we are developing a national reach in the U.S. through our traditional sales channels and our unique and recently-developed Tribal Beverage Network sales channel.

We compete in the craft spirits segment, which is the most rapidly-growing segment of the overall $250 billion spirits market. According to the American Craft Spirits Association, a craft distillery is defined generally as a distillery that produces fewer than 750,000 gallons annually and holds an ownership interest of 51% or more of the distilled spirits plant that is licensed by the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Department of the Treasury.

Our growth strategy is based on three primary areas of focus. First, we are focused on growing our direct-to-consumer (“DtC”) sales via shipping to legal purchasers at their homes where allowed. We currently use a three-tier compliant, third party platform to conduct these sales and deliveries in 34 states covering 83% of the United States population. This allows us to develop the relationship directly with the consumer at higher margins while collecting valuable data about the best performing products. We can then use this data to target the consumer based on location, age, key demographics and product types. With the data collected we can retarget and resell to them generating more revenue. We recently entered into agreement with an additional online ecommerce platform focusing on marketing and selling specialty whiskies directly to consumers in 34 states, expanding our brand reach and revenue opportunities.

Our DtC sales also support our second growth area, which entails growing our wholesale volume with our distributors through key national accounts both on-premise and off-premise. By building brand recognition for key products in selected regions or states through DtC sales, we can better support the wholesale launch, marketing and product pull through of those products in partnership with wholesalers in those targeted states. While DtC sales result in singular high-margin sales, growing volume through wholesale distribution is the most efficient way to drive large scale growth across retail chains.

Third, we are focused on expanded growth of our collaboration with Native American tribes through the TBN model we created. In concert with tribal partners, this sales channel includes our branded micro production hubs, our branded stores and tasting rooms and the sale of our products and new tribally-branded products. In the typical TBN collaboration, the tribes will own these businesses, and we will receive a royalty on gross sales through licenses we grant to use our brands, products, recipes, programs, IP, new product development, on-going compliance support and the other support we provide. The TBN is expected to form a network of regional production hubs that will support product trials and sampling, and will generate sales of finished, intermediate and bulk spirits depending on location, equipment and market. Importantly, because these premium spirits will be produced locally, we believe the TBN will promote the positioning of our brands as local and regional. We expect that, as the brands grow and the TBN footprint expands, there will be an important synergy with increased adoption and growth through our wholesale channels in the regions where the TBN locations are driving trial and awareness. Similarly, as demand for our products grows through our wholesale channels, there should be a positive effect on the demand for our products through the tribal distilleries.

Recent Developments

Key Factors Affecting Our Operating Results

Management believes that our performance and future success depend on many factors that present significant opportunities, but also pose challenges, including the following:

Pricing, Product Cost and Margins

To date, most of our revenue has been generated by retail sales of our spirits in our retail tasting rooms and through our eCommerce platform. Having completed the construction of our existing production facilities and contracted with established distributors, we now intend to focus our production capacity, record of success in developing award-winning products, and a portion of the net proceeds from this offering on the growth of our wholesale channel. Going forward, we expect to sell our products in a variety of vertical industry markets in partnership with our distributors across states and geographic regions. Pricing may vary by region due to market-specific dynamics and various layers of taxes applied by the states at the different steps of distribution and retail sales. As a result, our financial performance will depend, in part, on the mix of our sales in different markets during a given period and our ability to scale efficiently.

We have experienced inflation in some of our inputs, particularly in grains, bottles, cans and barrels. Some of these price increases began to moderate beginning in the second half of 2021, such as in grain. Grain prices increased due to supply chain issues associated with the war in Ukraine and the increased input cost of fertilizers tied to high natural gas prices. Grain prices have moderated as some additional sources of supply have opened up and the market price for grain has come down from its recent historic highs. Aluminum prices for cans and bottles increased in 2021 and early 2022, but began to decline in the second half of 2022, and we were able to achieve more favorable pricing based on larger order quantities in late 2022. While glass bottle prices also increased, we were able to lock in pricing for two years at favorable prices in 2021. In the first half of 2023, our suppliers have indicated that their price increases are moderating, and they are seeing supply chains return to normal. During the uncertain periods in 2021 and 2022, we elected to take possession of glass bottle quantities designed to last two years at favorable prices, insulating these costs to a measurable degree moving into 2024. The cost of oak barrels necessary for the aging of spirits escalated by approximately 30% due to the growing demand for barrels needed to age whiskey and constraints in the raw oak market. While constraints in the freight market caused historically high shipping rates, those shipping rates were returning to their previous levels until the recent bankruptcy announcement by one of the largest freight companies in the U.S. That bankruptcy, when combined with high diesel prices and a lack of licensed drivers, continues to cause uncertainty in the freight markets. Likewise, employees are facing financial stress as inflation hits them at home, and their desire for more compensation creates higher cost pressures on overall operations absent finding offsetting cost efficiencies. In addition, the annual minimum wage increases for hourly retail and production staff in the states in which we operate are higher than other parts of the U.S. Unlike singular commodity spikes in the recent past due to an isolated incident, or short-term supply chain issues, the confluences of all these factors created pressure across all parts of our operations, requiring us to manage each aspect carefully. Finally, we have begun to see a change in the buying habits of consumers who are looking for “experiences” rather than buying “things”, and consumers are electing to buy fewer but more premium items. As a result, we have to re-examine how we engage with consumers at retail and online to make sure we are staying relevant.

Continued Investment and Innovation

Our performance is dependent on our ability to continue to develop products that resonate with consumers. It is essential that we continually identify and respond to rapidly-evolving consumer trends, develop and introduce innovative new products, enhance our existing products, and generate consumer demand for our products. Management believes that investment in beverage product innovation will contribute to long-term revenue growth, especially in the premium and ultra-premium segments.

Key Components of Results of Operations

Net Sales

Our net sales consist primarily of the sale of spirits and services domestically in the United States. Customers consist primarily of wholesale distributors and direct consumers. Substantially all revenue is recognized from products transferred at a point in time when control is transferred, and contract performance obligations are met. Service revenue represents fees for distinct value-added services that we provide to third parties, including production, bottling, marketing, consulting and other services, including for the TBN aimed at growing and improving brands and sales. Service revenue is recognized over the period of time in which the service is provided.

Cost of Sales

We recognize cost of sales in the same manner that the related revenue is recognized. Our cost of sales consists of product costs, including manufacturing costs, duties and other applicable importing costs, shipping and handling costs, packaging, warranty replacement costs, fulfillment costs, warehousing costs, and certain allocated costs related to management, facilities, and personnel-related expenses associated with supply chain logistics.

Gross Profit and Gross Margin

Our gross profit is the difference between our revenues and cost of sales. Gross margin percentage is obtained by dividing gross profit by our revenue. Our gross profit and gross margin are, or may be, influenced by several factors, including:

•        Market conditions that may impact our pricing;

•        Our cost structure for manufacturing operations, including contract manufacturers, relative to volume, and our product support obligations;

•        Our capacity utilization and overhead cost absorption rates;

•        Our ability to maintain our costs on the components that go into the manufacture of our products; and

•        Seasonal sales offerings or product promotions in conjunction with plans created with our distributor or retail channels.

We expect our gross margins to fluctuate over time, depending on the factors described above.

Sales and Marketing

Sales and marketing expenses consist primarily of employee-related costs for individuals working in our sales and marketing departments, wages for our tasting room general managers and Cask Club directors, our hourly tasting room sales associates, the executives to whom all general managers report, executives whose primary function is sales or marketing, and rent and associated costs for running each tasting room. The expenses include our personnel responsible for managing our eCommerce platform, wages, commissions, and bonuses for our outside sales team members who market and sell our products to distributors and retail end users and the associated costs of such sales. The expense category also includes the cost of sports and venue sponsorships, radio, television, social media, influencers, direct mail and other traditional marketing costs, costs related to trade shows and events and an allocated portion of overhead costs. We expect our sales and marketing costs will increase as we expand our headcount, open new locations in partnership with tribes, expand our wholesale distribution footprint and initiate new marketing campaigns.

General and Administrative

General and administrative expenses consist primarily of personnel-related expenses associated with our executive, finance, legal, insurance, information technology and human resources functions, as well as professional fees for legal, audit, accounting and other consulting services, and an allocated portion of overhead costs. We expect our general and administrative expenses will increase on an absolute dollar basis as a result of operating as a public company, including expenses necessary to comply with the rules and regulations applicable to companies listed on a national securities exchange and related to compliance and reporting obligations pursuant to the rules and regulations of the SEC, as well as increased expenses for general and director and officer insurance, investor relations, and other administrative and professional services. In addition, we expect to incur additional costs as we hire additional personnel and enhance our infrastructure to support the anticipated growth of our business.

Interest Expense

Interest expense includes cash interest accrued on our secured debt, cash interest and non-cash interest paid or accrued on our notes payable, interest on leased equipment or assets, and costs and interest on credit cards.

Change in Fair Value of Convertible Notes

We elected the fair value option for the convertible notes we issued in 2022 and 2023 (the “Convertible Notes”) under ASC Topic 825, Financial Instruments, with changes in fair value reported in our condensed consolidated statements of operations as a component of other income (expense). We believe that the fair value option better reflects the underlying economics of the Convertible Notes. As a result, the Convertible Notes were recorded at fair value upon issuance and were subsequently remeasured at each reporting date until settled or converted. In November 2023, we entered into a Subscription Exchange Agreement with the holders of the Convertible Notes whereby the Convertible Notes issued in 2022 and 2023 were converted into equity, in the form of common stock or prepaid warrants to purchase common stock, effective as of the filing of our amended and restated certificate of incorporation on November 1, 2023. (See additional details under “Change in Fair Value of Convertible Notes” below.)

Change in Fair Value of Warrant Liabilities

Certain of our warrants to purchase shares of common stock were issued in connection with the 2022 Convertible Notes and have been classified as a liability on our condensed consolidated balance sheets. These warrants were issued in an amount equal to 50% of the cash proceeds of the 2022 Convertible Notes, are exercisable on or after the consummation of this offering and expire on July 31, 2027. The warrant exercise price is equal to: (i) if we consummate this offering, 100% of the price per share at which our common stock is sold in this offering, or (ii) if we consummate a deSPAC merger, 100% of the redemption price related to such deSPAC merger. The warrants will automatically exercise on a cashless basis if the price per share of our common stock equals or exceeds 125% of the price per share of our common stock in this offering.

Changes in the fair value of these certain warrant liabilities are recognized as a component of other income (expense) in our condensed consolidated statements of operations. Changes in the fair value of these certain warrant liabilities will continue to be recognized until the warrants are exercised, expire or qualify for equity classification.

Leases

We adopted ASC Topic 842 on January 1, 2022 using the modified retrospective approach. Comparative information has not been restated and continues to be reported under ASC Topic 840, Leases, which was the accounting standard in effect for those periods. We have operating leases for corporate offices, warehouses, distilleries, tasting rooms and certain equipment which have been accounted for using the adopted standard. Our operating lease terms include periods under options to extend or terminate the operating lease when it is reasonably certain that we will exercise that option in the measurement of its operating lease right-of-use (“ROU”) assets and liabilities. We consider contractual-based factors such as the nature and terms of the renewal or termination, asset-based factors such as the physical location of the asset and entity-based factors such as the importance of the leased asset to our operations to determine the operating lease term. We generally use the base, non-cancelable lease term when determining the operating lease ROU assets and lease liabilities. The ROU asset is tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable in accordance with Accounting Standards Codification Topic 360, Property, Plant and Equipment.

Income Taxes

Our income tax provision consists of an estimate for U.S. federal and state income taxes based on enacted rates, as adjusted for allowable credits, deductions, uncertain tax positions, changes in deferred tax assets and liabilities and changes in tax law.

Comparison of the results for the six months ended June 30, 2023 and 2022

The following table summarizes our results of operations for the six months ended June 30, 2023 and 2022.

	For the Six Months Ended June 30,
	2023	2022	Change
NET SALES
Products	$2,183,521	$2,174,893	$8,628
Services	1,253,834	1,111,658	142,176
Total Net Sales	3,437,355	3,286,550	150,804

COST OF SALES
Products	2,309,796	1,972,394	337,402
Services	452,624	403,901	48,722
Total Cost of Sales	2,762,420	2,376,295	386,125
Gross Profit	674,935	910,256	(235,321)

OPERATING EXPENSES
Sales and Marketing	3,093,568	3,038,803	54,765
General and Administrative	4,700,392	3,717,521	982,871
Total Operating Expenses	7,793,960	6,756,324	1,037,636
Operating Loss	(7,119,025)	(5,846,068)	(1,272,957)

OTHER INCOME (EXPENSE)
Interest Expense	(1,205,545)	(1,334,384)	128,839
Change in Fair Value of Convertible Notes	(19,544,020)	(261,000)	(19,283,020)
Change in Fair Value of Warrant Liabilities	(343,104)	(5,000)	(338,104)
Other Income	—	(87,402)	87,402
Total Other Expense	(21,092,669)	(1,687,786)	(19,404,883)
Loss Before Income Taxes	(28,211,694)	(7,533,854)	(20,677,840)
Income Taxes	—	(8,101)	8,101
Net Loss	$(28,211,694)	$(7,541,955)	$(20,669,739)
Net Loss Per Share, Basic and Diluted	$(42.13)	$(11.27)	$(30.85)
Weighted Average Common Shares Outstanding, Basic and Diluted	669,646	668,929	717

Comparison of the results for the year December 31, 2022 and 2021

The following table summarizes our results of operations for the years ended December 31, 2022 and 2021.

	For The Years Ended December 31
	2022	2021	Change
NET SALES
Products	$6,871,105	$7,410,768	$(539,663)
Services	1,438,460	876,155	562,305
Total net sales	8,309,565	8,286,923	22,642

COST OF SALES
Products	4,982,166	5,481,154	(498,988)
Services	806,573	567,442	239,131
Total cost of sales	5,788,739	6,048,596	(259,857)
Gross profit	2,520,826	2,238,327	282,499

OPERATING EXPENSES
Sales and marketing	5,125,444	3,923,934	1,201,510
General and administrative	9,232,557	6,242,301	2,990,256
Total operating expenses	14,358,001	10,166,235	4,191,766
Operating loss	(11,837,175)	(7,927,908)	(3,909,267)

OTHER INCOME (EXPENSES):
PPP loan forgiveness	—	3,506,644	(3,506,644)
Other Covid relief	—	7,540	(7,540)
Interest expense	(2,611,371)	(2,659,647)	48,276
Loss on conversion of debt	—	(143,190)	143,190
Change in fair value of convertible notes	2,117,636	—	2,117,636
Change in fair value of warrant liabilities	148,364	—	148,364
Other income (expense)	(77,569)	6,450	(84,019)
Total other income (expenses)	(422,940)	717,797	(1,140,737)
Loss before income taxes	(12,260,115)	(7,210,111)	(5,050,004)
Income tax expense	(8,101)	(9,030)	929
Net loss	$(12,268,216)	$(7,219,141)	$(5,049,075)

Net Sales

Net sales were approximately $3,437,000 and $3,286,000 for the six months ended June 30, 2023 and 2022, respectively, an increase of approximately $151,000 or 4.6%, period over period. The increase in net sales resulted primarily from an approximately $142,000 (or 12.8%) increase in services sales, to approximately $1,254,000 for the six months ended June 30, 2023, compared to approximately $1,1112,000 for the six months ended June 30, 2022, and also included an increase in product sales of approximately $9,000 (or 0.4%) to approximately $2,184,000 for the six months ended June 30, 2023, compared to approximately $2,175,000 for the six months ended June 30, 2022. Total sales would have been greater had we not closed down one of our six retail tasting rooms (in Ballard, WA) in mid-March in connection with our decision not to renew the lease. The increase in product sales of $9,000 including this closure means that absent such closure we would have seen products sales increase even more over the first half of 2023 given all other activities.

The approximately $9,000 net increase in products sales, period over period, included:

Products Sales	Six Months Ended June 30, (rounded to $000’s)		Change
	2023	2022
Wholesale	$787,000	$710,000	$77,000
Retail	1,169,000	1,353,000	(184,000)
Third Party	228,000	112,000	116,000
	$2,184,000	$2,175,000	$9,000

•        Approximately $77,000 in increased wholesale product sales to approximately $787,000 from approximately $710,000 for the six months ended June 30, 2023 and 2022, respectively, including approximately: $37,000 in increased wholesale product sales resulting from increased off premise distribution; and $40,000 charged against prior year revenue in the six months ended June 30, 2022 from the return of hand sanitizer that was returned as Covid-19-related demand softened. We increased our wholesale product sales despite our withdrawal of two premium whiskeys from a national chain operating in 26 states that was sold exclusively through 126 stores so we could prepare to offer these products into distribution in more states to more retailers, allowing these products to grow more over time. To put this into perspective, when we open distribution in a state such as Texas, a single retail chain in that state has more than 100 locations compared to the 126 locations nationally for the previous chain where the two products were featured on an exclusive basis. Management believes this strategic decision, while negatively impacting sales in the short term, provides the best path forward to grow those two premium whiskeys more broadly to a U.S. market eager for whiskey. During the six months ended June 30, 2022, product sales associated with these two premium whiskeys through that exclusive relationship totaled approximately $81,000. There was no such comparable wholesale product sales during the six months ended June 30, 2023 as a new distribution plan was being put into place for 2024. The increase in wholesale product sales was also confined to only our core states in the Pacific Northwest as we had not added any new wholesale states during the first six months of 2023, We believe these factors indicate tremendous growth opportunities ahead as we add more states to our distribution profile in the future.

•        Approximately $184,000 in decreased retail products sales to approximately $1,169,000 from approximately $1,353,000 for the six months ended June 30, 2023 and 2022, respectively, including: an approximately $128,000 decrease in retail spirits sales; an approximately $19,000 decrease in retail merchandise sales; an approximately $36,000 decrease in food sales; an approximately $3,000 increase in RTD canned cocktails sales; and, an approximately $4,000 decrease in retail hand sanitizer sales. Food sales is not our primary focus, and we offer food only to stay in compliance with our cocktail licenses for our retail locations. While we have a requirement to have some food available for purchase, we do not have a requirement to sell food with every cocktail transaction. Our hand sanitizer sales ended in 2022 as the emergency federal approval to produce and sell hand sanitizer ended in 2022 and we exited that segment. Retail products sales were lower in the six months ended June 30, 2023 when compared to the six months ended June 30, 2022 because during the six months ended June 30, 2022, we initiated a “blow out” sale of the remaining inventory of our popular Flavored bourbon product that utilized the original recipe in old packaging. In the comparable six months ended June 30, 2022, our retail products sales increased considerably from this “last chance” to buy the original recipe product. This also drove considerable foot traffic to the retail locations, which also saw increased sales of other goods and services while consumers were there. Additionally, in the comparable six months ended June 30, 2023, we implemented price increases beginning on January 1, 2023 for retail bottles and cocktails to adjust for increasing cost of goods and higher labor costs. The price increases, combined with a consumer who is getting pickier about what they spend money on as they hear talk of “recession”, caused a slight dip in retail sales in our tasting rooms. Management also paused some retail programs as we evaluated retail leadership in advance of our plans to go public. In addition, in 2022, we had access to outdoor retail zones where we could serve customers food and drinks. Those spaces were allowed to be open under emergency COVID-19 guidelines. That emergency state authority ended in December 2022, which reduced our seating capacity by about 40% as we no longer had access to this expanded outdoor seating and the increased table space and the resulting sales opportunities that came with that expanded space. Finally, approximately $130,000 in 2022 sales were not available in 2023 due to the closure of one of our six retail tasting rooms in mid-March 2023, and some associated refunds to customers associated with Cask Club membership fees in that closed location meant for a brief period in the second quarter of 2023 we had negative sales for that closed location as a result of refunds being issued with no additional revenue associated with the closed location. Approximately $116,000 in increased third-party product sales to approximately $228,000 from approximately $112,000 for the six months ended June 30, 2023 and June 30, 2022, respectively, from barrel production contracts and barrels of unaged spirits sold under third-party contracts in the six months ended June 30, 2023 where the customer bought unaged spirit and we are barrel aging it in our rickhouse for them. The revenues associated with the ongoing storage of those barreled spirits in our rickhouse are recorded in third-party production services.

The approximately $142,000 net increase in net sales of services period over period included:

Services Sales	Six Months Ended June 30, (rounded to $000’s)		Change
	2023	2022
Third Party Production	$559,000	$403,000	$156,000
Retail Services	602,000	667,000	(65,000)
Consulting and Other	93,000	42,000	51,000
	$1,254,000	$1,112,000	$142,000

•        An approximately $156,000 increase in third third-party production services to approximately $559,000 compared to approximately $403,000 for the six months ended June 30, 2023 and 2022, respectively, including an approximately: $128,000 increase in production services related to a contract we have to produce a world-class gin for a large international spirit brand owner; $14,000 in increased contract bottling services; and $14,000 in increased third-party barrel storage revenues. Our barrel storage revenue should continue to increase as more third-party barrels are put into our warehouse. Our gin production contract will be ending in early 2024 as we shift our focus toward putting our resources into higher margin activities under our own core brands and programs and reducing risks associated with hourly labor in certain markets.

•        An approximately $65,000 decrease in retail services sales to approximately $602,000 compared to approximately $667,000 for the six months ended June 30, 2023 and 2022, respectively, including an approximately: $65,000 decrease in Cask Club and My Batch sales; $105,000 decrease in tastings sales; $119,000 increase in retail cocktail sales; and $14,000 net decrease in other retail services revenue, primarily associated with the closure of our Ballard, WA tasting room in mid-March 2023 (as also noted above related to the decrease in retail products sales).

•        An approximately $51,000 increase in consulting and other revenues to approximately $93,000 from approximately $42,000 for the six months ended June 30, 2023 and 2022, respectively, including approximately: $30,000 in increased consulting revenues from the TBN-related services as we have signed more tribes to join the TBN program, in which case the upfront consulting fees prior to opening will offset our cost of assisting in getting such locations up and running: and, $21,000 in increased royalties primarily from the TBN product sales.

Cost of Sales

Cost of sales were approximately $2,762,000 and $2,376,000 for the six months ended June 30, 2023 and 2022, respectively, an increase of approximately $386,000 or 16.2% period over period. The increase in cost of sales resulted primarily from an approximately $338,000 increase in products cost of sales, to approximately $2,310,000 for the six months ended June 30, 2023, compared approximately $1,972,000 for the six months ended June 30, 2022, combined with an increase in services cost of sales of approximately $48,000 to approximately $452,000 for the six months ended June 30, 2023, compared to approximately $404,000 for the six months ended June 30, 2022.

Total Cost of Sales	Six Months Ended June 30, (rounded to $000’s)		Change
	2023	2022
Products	$(2,310,000)	$(1,972,000)	$(338,000)
Services	(452,000)	(404,000)	(48,000)
	$(2,762,000)	$(2,376,000)	$(386,000)

The approximately $338,000 increase in net products cost of sales period over period included: an increase in product cost of approximately $272,000 to approximately $1,309,000 for the six months ended June 30, 2023, from approximately $1,037,000 for the six months ended June 30, 2022. And an increase in unabsorbed overhead of approximately $66,000 to approximately $1,001,000 as of June 30, 2023 from approximately $935,000 as of June 30, 2022.

Components of Products Cost of Sales	Six Months Ended June 30, (rounded to $000’s)		Change
	2023	2022
Product Cost (from inventory)	$1,309,000	$1,037,000	$272,000
Overhead – Unabsorbed	1,001,000	935,000	66,000
	$2,310,000	$1,972,000	$338,000
Components of Products Cost of Sales	Six Months Ended June 30,		Change
	2023	2022
Product Cost (from inventory)	56.7%	52.6%	4.1%
Overhead – Unabsorbed	43.3%	47.4%	(4.1)%
	100.0%	100.0%	0.0%

The approximately $338,000 net increase in net products sales cost of sales period over period is further detailed as follows:

Cost of Sales Products Sales	Six Months Ended June 30, (rounded to $000’s)		Change
	2023	2022
Spirits – Wholesale	$662,000	$612,000	$50,000
Spirits – Retail	246,000	254,000	(8,000)
Spirits – Third Party	182,000	28,000	154,000
Hand Sanitizer – Wholesale	35,000	—	35,000
Hand Sanitizer – Retail	11,000	—	11,000
Merchandise and Prepared Food	173,000	143,000	30,000
Unabsorbed Overhead	1,001,000	935,000	66,000
	$2,310,000	$1,972,000	$338,000

•        Approximately $196,000 in aggregate increased spirits cost of sales to approximately $1,090,000 compared to approximately $894,000 for the six months ended June 30, 2023 and 2022, respectively, including approximately $50,000 increase in Wholesale spirits to approximately $662,000 from approximately $612,000 for the six months ended June 30, 2023 and 2022, respectively; approximately $154,000 increase in Third Party spirits to approximately $182,000 from approximately $28,000 for the six months ended June 30, 2023 and 2022, respectively; and $8,000 decrease in Retail spirits to approximately $246,000 from approximately $254,000 for the six months ended June 30, 2023 and 2022, respectively. The larger realized increase in third-party production costs indicates low margins on those efforts, which is the principal reason why Management is moving us away from those efforts starting in 2024 as we execute on our plan to open more TBN locations and we look to realize significant gains in both topline revenue and high-margin direct-to-consumer sales for our Special Operations Salute whiskey, the recently announced BB King branded whiskey and expanded wholesale distribution of our core products in key states. Management is also working with our wholesale sales team to move us out of the low margin well vodka business in favor of high margin premium whiskey products.

•        Approximately $46,000 in one-time aggregate hand sanitizer cost of sales for the six months ended June 30, 2023 was due to a previously-incurred, prior year vendor bill from 2020 that was not received by us until early 2023, when the vendor audited their prior years billings to us. There was no such similar expense in the six months ended June 30, 2022 and we do not anticipate any future bills associated with hand sanitizer moving forward.

•        Approximately $30,000 in increased merchandise and prepared food cost of sales to approximately $173,000 compared to approximately $143,000 for the six months ended June 30, 2023 and 2022, respectively, as a result of increased sales of merchandise and prepared foods sold to accompany spirits sales and tastings at tasting rooms. Under state laws in Washington, our tasting rooms must generate 70% of gross revenue from activities other than cocktail sales, and we must offer some level of minimum food service. As a result, we are seeking to increase some other types of revenues to avoid breaching a state revenue cap that could jeopardize a license.

Approximately $66,000 in increased unabsorbed overhead to approximately $1,001,000 compared to approximately $935,000 for the six months ended June 30, 2023 and 2022, respectively:

Unabsorbed Overhead	Six Months Ended June 30, (rounded to $000’s)		$ Change	% Change
	2023	2022
Overhead Burden	$1,326,000	$1,010,000	$316,000
Freight	42,000	55,000	(13,000)
Samples, Tastings and other	122,000	105,000	17,000
Inventory Adjustments	(32,000)	100,000	(132,000)
Total Overhead	1,458,000	1,270,000	188,000	14.8%
Less: Absorbed Costs into inventory	(457,000)	(335,000)	(122,000)	36.4%
	31.3%	26.4%	5.0%
Unabsorbed Overhead	$1,001,000	$935,000	$66,000	7.1%
	68.7%	73.6%	(5.0)%

Commensurate with capacity utilization, which reflected an approximately 44% increase in production of proof gallons for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022, our absorbed overhead increased by approximately $122,000 or 36.4% to approximately $457,000 for the six months ended June 30, 2023, when compared to approximately $335,000 for the six months ended June 30, 2022. While our production volume increased year over year, we continue to have underutilized capacity available to support our future sales growth (as evidenced by our underutilized/unabsorbed overhead of approximately 68.7% and 76.9% for the six months ended June 30, 2023 and 2022, respectively).

•        During the first six months of 2023 we experienced an approximately $66,000 increase in unabsorbed overhead to approximately $1,001,0000 for the six months ended June 30, 2023 from approximately $935,000 for the six months ended June 30, 2022. Unabsorbed overhead is a measure of capacity in excess of current utilization, indicating underutilization of current production capacity. We expect that as our production volumes increase with more sales, our unabsorbed overhead will decrease over time as it will be more fully allocated to increased levels of production.

The change in overhead for the first half of 2023 versus 2022 was driven primarily by:

•        an increase in overhead burden of approximately $316,000 to approximately $1,326,000 from approximately $1,010,000, primarily as a result of year over year changes of approximately:

•        $33,000 of increased overhead burden from an increase in manufacturing labor due to pay increases for production staff and 3 additional employees in the 6 months ended June 30, 2023;

•        $135,000 of additional cost allocation to manufacturing overhead related to: approximately $49,000 from our Tumwater facility due to the new bottling portion of that facility coming online; approximately $49,000 from our Eugene facility due to hiring a new Production Manager in May 2022; and approximately $37,000 from our Distribution Warehouse adding one employee in 2023; and,

•        $132,000 in increased lease expense including approximately $36,000 related to the completion of the buildout of a new rickhouse facility in 2023.

•        an approximately $132,000 favorable change in inventory adjustments to approximately $32,000 favorable from approximately $100,000 unfavorable for the six months ended June 30, 2023 from the six months ended June 30, 2022, respectively, including an approximately $51,000 favorable adjustment to increase inventory and decrease cost of sales in the six months ended June 30, 2023, offset by approximately $40,000 of unfavorable adjustments in the six months ended June 30, 2023 for barrel revaluations, and approximately $16,000 of unfavorable adjustments for product waiting to be redistilled in 2022; and,

•        approximately $122,000 in additional absorbed costs into the balance sheet/inventory to approximately $457,000 from approximately $335,000 in the respective year over year periods. The amount of overhead absorbed into the balance sheet/inventory increased to approximately $457,000 or 31.3% for the six months ended June 30, 2023 from approximately $293,000 or 23.1% for the six months ended June 30, 2022, commensurate with an approximately 44% increase in production of proof gallons for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022. The unabsorbed overhead of approximately $1,001,000 and $935,000 in the respective year over year periods was expensed as cost of sales in the respective year over year periods. As we continue to increase production and sales and more fully utilize our total capacity, the amount of absorbed costs applied to the balance sheet/inventory is expected to increase and the amount of unabsorbed overhead is expected to decrease, which should have a net positive impact on cost of sales and gross profit.

The approximately $48,000 net increase in services sales cost of sales period over period includes:

Cost of Sales Services Sales	Six Months Ended June 30, (rounded to $000’s )		Change
	2023	2022
Third Party Production	$(441,000)	$(389,000)	$(52,000)
Retail Services	(11,000)	$(15,000)	4,000
Consulting and Other	—	$—	—
	$(452,000)	$(404,000)	$(48,000)

•        Approximately $52,000 in increased third-party production cost of sales to approximately $441,000 from approximately $389,000 for the six months ended June 30, 2023 and 2022, respectively, the increase resulted primarily from an approximately $30,000 increase in payroll cost to approximately $369,000 for the six months ended June 30, 2023, compared approximately $339,000 for the six months ended June 30, 2022 due to 3 more employees in 2023 in advance of our preparations to become a public company, combined with an increase in benefits of approximately $24,000 to approximately $69,000 for the six months ended June 30, 2023, compared to approximately $45,000 for the six months ended June 30, 2022, which resulted from an average of 13 employees covered by insurance compared to an average of 5 employees on insurance during the respective six month period of 2022.

•        Approximately $4,000 in decreased retail services cost of sales to approximately $11,000 from approximately $15,000 for the six months ended June 30, 2023 and 2022, respectively. The decrease resulted primarily from fewer items and services being purchased to support the retail location that was closed in mid-March.

Gross Profit

Gross Profit was approximately $675,000 and $910,000 for the six months ended June 30, 2023, and 2022, respectively, a decrease of approximately $235,000 or 25.8% period over period, and includes:

Total Gross Profit	Six Months Ended June 30, (rounded to $000’s)		Change
	2023	2022
Products	$(126,000)	$202,000	$(328,000)
Services	801,000	708,000	93,000
	$675,000	$910,000	$(235,000)
Total Gross Margin	Six Months Ended June 30,		Change
	2023	2022
Products	(5.8)%	9.3%	(15.1)%
Services	63.9%	63.7%	0.3%
Total Net Sales	19.6%	27.7%	(8.1)%

An analysis of gross profit showing unabsorbed overhead as a separate component of products gross profit is as follow:

Total Gross Profit	Six Months Ended June 30, (rounded to $000’s)		Change
	2023	2022
Products	$875,000	$1,137,000	$(262,000)
Services	801,000	708,000	93,000
	$1,676,000	$1,845,000	$(169,000)
Unabsorbed Overhead	(1,001,000)	(935,000)	(66,000)
	$675,000	$910,000	$(235,000)
Total Gross Margin	Six Months Ended June 30,
	2023	2022	Change
Products	40.1%	52.3%	(12.2)%
Services	63.9%	63.7%	0.2%
	48.7%	56.1%	(7.4)%
Unabsorbed Overhead	(45.8)%	(43.0)%	(2.8)%
Total Net Sales	19.6%	27.7%	(8.1)%
Total Sales	Six Months Ended June 30, (rounded to $000’s)		Change
	2023	2022
Products	$2,184,000	$2,175,000	$9,000
Services	1,254,000	1,112,000	142,000
	$3,438,000	$3,287,000	$151,000

•        Gross Margin was approximately 19.6% and 27.7% for the six months ended June 30, 2023, and 2022, respectively, based total net sales of approximately $3,438,000 and $3,287,000.

As discussed in more detail under Net Sales and Cost of Sales above:

The approximately $328,000 decrease in products gross profit period over period to approximately $(126,000) for the six months ended June 30, 2023 when compared to approximately $202,000 for the six months ended June 30, 2022, and the decreased gross margin to (5.8%) for the six months ended June 30, 2023 as compared to 9.3% for the six months ended June 30, 2022 was primarily a result of:

•        approximately $182,000 decrease in retail products gross profit resulting primarily from decreased gross profit from retail spirits sales of approximately $158,000; decreased gross profit from merchandise sales of approximately $8,000; and decreased gross profit from sales of hand sanitizer of approximately $16,000. The primary driver of the decrease in gross profit results from the moving of a portion of the lease costs for our Tumwater production space from general and administrative expense into production expense as that production space was brought online, thereby adding more cost burden into the cost of goods while the capacity is still nowhere near being fully utilized. Additional reductions in retail gross profits are the result of closing out the hand sanitizer sales and the closure of one of our retail tasting rooms in Seattle (Ballard, WA) in mid-March 2023, eliminating all of those revenues for the rest of the period. Approximately $81,000 decrease in wholesale products gross profit resulting primarily from decreased gross profit from third party spirits sales of approximately $74,000; decreased gross profit from wholesale spirits sales of approximately $13,000; and increased gross profit from sales of hand sanitizer of approximately $6,000. The primary driver of the decrease in wholesale products gross profit results from some large one-time buy-ins of low margin wholesale product in Q1 2023 for vodka for a private account, and ongoing contract production that We are winding down in 2024 to focus resources on higher margin efforts, an approximately $24,000 unfavorable change in unabsorbed overhead, which increased to approximately $1,001,000 from approximately $977,000 respectively for the six months ended June 30, 2023 compared to the six months ended June 30, 2022. As noted under cost of sales above, as we continue to increase production and sales and more fully utilize our total capacity, the amount of absorbed costs applied to the balance sheet/inventory is expected to increase and the amount of unabsorbed overhead is expected to decrease, which should have a net positive impact on cost of sales and gross profit. The ideal situation is to get to near full utilization so that this entire expense is reflected in the true costs of goods rather than unabsorbed overhead, thereby lifting margins for all products being made. In the meantime, Management is focused on increasing sales and product demand to fill this excess capacity.

•        The approximately $93,000 increase in services gross profit to approximately $801,000 from approximately $708,000 period over period was primarily a result of: increased gross profit of approximately $103,000 from third-party production services (related to a contract we have to produce a world-class gin for a large international spirit brand owner); increased gross profit of approximately $51,000 from consulting and other services, including (from the TBN related services); and, decreased gross profit of approximately $61,000 from retail services related to the closure of the aforenoted retail tasting room in mid-March 2023.

Sales and Marketing Expenses

Sales and marketing expenses were approximately $3,093,000 for the six months ended June 30, 2023 compared to approximately $3,039,000 for the six months ended June 30, 2022. This approximately $54,000 increase includes:

Sales and Marketing Expense	Six Months Ended June 30, (rounded to $000’s)		Change
	2023	2022
Personnel	$1,741,000	$1,682,000	$59,000
Tasting Room	66,000	65,000	1,000
Leases and Rentals	391,000	420,000	(29,000)
Sales and Marketing Expenses	521,000	611,000	(90,000)
Other	374,000	261,000	113,000
	$3,093,000	$3,039,000	$54,000

•        Approximately $59,000 in increased personnel expense to approximately $1,741,000 compared to approximately $1,682,000 for the six months ended June 30, 2023 and 2022, respectively, primarily as a result of the Company adding 4 new full-time salespeople to sell into the wholesale market at the end of 2022, so the first quarter of 2023 reflects this increase in personnel expense over the comparable six months ended June 30, 2022.

•        Approximately $1,000 in increased tasting room expenses to approximately $66,000 compared to approximately $65,000 for the six months ended June 30, 2023 and 2022, respectively, primarily as a result of increased tasting room supplies and facility maintenance expenses.

•        Approximately $29,000 in decreased rentals and leases expenses to approximately $391,000 compared to approximately $420,000 for the six months ended June 30, 2023 and 2022, respectively, including approximately $47,000 decrease due to closure of our Ballard retail location in March 2023; offset by approximately $12,000 increase for NNN Fees true up and $6,000 decrease due to ASC 842 adoption in 2022.

•        Approximately $90,000 in decreased sales and marketing expenses to approximately $521,000 compared to approximately $611,000 for the six months ended June 30, 2023 and 2022, respectively, including: an approximately $75,000 increase in radio and TV production expense; offset by an approximately $131,000 decrease in sponsorships; and an approximately $29,000 decrease in print and web advertising as we shifted to a new third party ecommerce platform.

•        Approximately $113,000 in increased other sales and marketing expenses to approximately $374,000 compared to approximately $235,000 for the six months ended June 30, 2023 and 2022, respectively, including an approximately: $59,000 increase in professional fees, including $50,000 for contracted Chief Revenue Officer services and $9,000 for eCommerce distribution services; $17,000 increase in travel; $4,000 increase in software for improved POS software upgrade; $37,000 increase in allocated utilities and insurance; and a net $22,000 increase in other sales and marketing expenses.

General and Administrative Expenses

General and administrative expenses were approximately $4,700,000 for the six months ended June 30, 2023, compared to approximately $3,744,000 for the six months ended June 30, 2022. This approximately $956,000 increase includes:

General and Administrative Expense	Six Months Ended June 30, (rounded to $000’s)		Change
	2023	2022
Personnel	$1,003,000	$901,000	$102,000
Recruiting and retention	156,000	16,000	140,000
Professional Fees	1,831,000	796,000	1,035,000
Leases and Rentals	311,000	761,000	(450,000)
Depreciation	649,000	559,000	90,000
Other	750,000	685,000	65,000
	$4,700,000	$3,718,000	$982,000

•        Approximately $102,000 in increased personnel expense to approximately $1,003,000 compared to approximately $901,000 for the six months ended June 30, 2023 and 2022, respectively, as a result of hiring employees in the finance department to prepare us for this transaction and the hiring of a new Sr. VP of Sales, which did not exist in 2022, and a new Acting CFO in the later part of the 2nd quarter of 2023. This increase is net of other G&A reductions that took place during the period as a result of a strategic reduction in headcount in other parts of our business.

•        Approximately $140,000 in increased recruiting and retention expenses to approximately $156,000 compared to approximately $16,000 for the six months ended June 30, 2023 and 2022, respectively, including recruiting expense of approximately $93,000 related to hiring a Senior VP of Sales in the first quarter of 2023 and approximately $47,000 related to hiring an Acting CFO in the second quarter of 2023.

•        Approximately $450,000 in decreased leases and rentals to approximately $311,000 compared to approximately $761,000 for the six months ended June 30, 2023 and 2022, respectively, as a result of; approximately $168,000 now being applied to Production due to increased production capacity in Tumwater and the Distribution Warehouse. $170,000 impairment, $130,000 adjustment due to ASC 842 adoption in 2022, $8,000 of other miscellaneous items; and an offsetting increase of $26,000 for Tasting Room closures and costs moving to G&A from Sales and Marketing. A portion of the decrease here resulted in an increase in production costs, as mentioned in the section above, reducing the gross margin for some products and activities while the production capacity remains well below full utilization.

•        Approximately $90,000 in increased depreciation expense to approximately $649,000 compared to $559,000 for the six months ended June 30, 2023 and 2022, respectively, as a result of accelerating depreciation to write off the remaining assets of our Ballard tasting room, which was closed in March of 2023.

•        Approximately $65,000 in decreased other general and administrative expenses to approximately $750,000 compared to approximately $685,000 for the six months ended June 30, 2023 and 2022, respectively, including smaller increases/decreases in utilities, travel, insurance, and other expenses.

•        Approximately $1,035,000 in increased professional fees expense to approximately $1,831,000 compared to approximately $796,000 for the six months ended June 30, 2023 and 2022, respectively, including:

Professional Fees	Six Months Ended June 30, (rounded to $000’s)		Change
	2023	2022
Accounting and Valuation Services	$1,224,000	$248,000	$976,000
Legal	488,000	84,000	404,000
Investment Banking	—	323,000	(323,000)
Other	119,000	141,000	(22,000)
Total	$1,831,000	$796,000	$1,035,000

Further Details:
Accounting and Valuation Services
SPAC Related Expenses	$104,000	$—	$104,000
General Public Readiness Related Expenses:
Financial Statement Preparation	1,081,000	36,000	1,045,000
Other Accounting and Financial Services	40,000	212,000	(172,000)
	1,224,000	248,000	976,000

Legal
SPAC Related Expenses	299,000	—	299,000
Other General Corporate	189,000	8,000	105,000
	488,000	84,000	404,000
Investment Banking
SPAC – specific Related Expenses	—	323,000	(323,000)
	—	323,000	(323,000)

Other
HR & Payroll	21,000	38,000	(17,000)
Other General Corporate	98,000	103,000	(5,000)
	119,000	141,000	(22,000)
	$1,831,000	$796,000	$1,035,000

Beginning in 2022, we seriously explored funding options, including preparations to execute on a SPAC transaction. While the costs directly associated with this activity were capitalized and deferred to the balance sheet to be recognized as a cost of the transaction upon a successful completion or other disposition, we also incurred certain other expenses related to preparing for the transaction that did not directly qualify for capitalization and deferral, such as and including preparation of financial statements, and certain valuation and other financial services. As of May 2023, we abandoned work on the proposed SPAC transaction, and expensed the approximately $403,000 of related costs that had been capitalized and deferred to the balance sheet as of June 30, 2023. Details of this proposed transaction were detailed earlier in the Recent Developments portion of this section.

SPAC Related Professional Fees	Six Months Ended June 30, (rounded to $000’s)		Change
	2023	2022
Accounting and Valuation Services	$104,000	$—	$104,000
Legal	299,000	—	299,000
Investment Banking	—	323,000	(323,000)
	$403,000	$323,000	$80,000

•        A majority of our professional fees expense in the six months ended June 30, 2023 and 2022 was incurred as a result of: general preparedness of our financial reporting and capital structure for an SEC filing event; specific pursuit of the SPAC transaction; or, after the SPAC transaction was terminated, pursuit of this IPO. Accordingly, within that context, the majority of our professional fees expense and changes in expense levels between the respective year over year periods as follows: The approximately $976,000 increase in accounting and valuation services expenses to approximately $1,224,000 for the six months ended June 30, 2023 compared to $248,000 for the six months ended June 30, 2022 includes: approximately $104,000 of such SPAC-related expenses for the six months ended June 30, 2023 and $0 for the three months ended June 30, 2022; an increase in other financial statement preparation and review expenses (which was also primarily SPAC-related) of approximately $1,045,000 to approximately $1,081,000 for the six months ended June 30, 2023 from approximately $36,000 for the six months ended June 30, 2022; and a decrease in general accounting and financial services of approximately $172,000 to approximately $40,000 for the six months ended June 30, 2023 from approximately $212,000 for the six months ended June 30, 2022.

•        The approximately $404,000 increase in legal fees to approximately $488,000 from approximately $84,000 for the six months ended June 30, 2023 compared to the six months ended June 30, 2022 is primarily the result of approximately $299,000 of legal work in the six months ended June 30, 2023 related to the Business Combination Agreement for the SPAC transaction and work associated with the preparation and filing of the S-4 and subsequent amendments to the S-4.

•        The approximately $323,000 of investment banking expense for the six months ended June 30, 2022 includes approximately $303,000 attributable to the value of warrants granted to investment advisors, which was a non-cash expense, and approximately $20,000 of other investment banking expenses.

•        The approximately $22,000 decrease in other professional fees to approximately $119,000 from approximately $141,000 for the six months ended June 30, 2023 compared to the six months ended June 30, 2022 is a result of a decrease of in HR and payroll related consulting and other general professional fees.

Interest Expense

Interest expense decreased by approximately $128,000 to approximately $1,206,000 for the six months ended June 30, 2023, compared to approximately $1,334,000 for the six months ended June 30, 2022. The approximately $128,000 decrease includes an approximately $86,000 decrease primarily from the $12,250,000 Silverview Loan which interest rate was 15% during the six months ended June 30, 2023, compared to 16.5% for the six months ended June 30, 2022.

Change in Fair Value of Convertible Notes

Our convertible promissory notes are recognized initially and subsequently (through and including their conversion to common stock) at fair value, inclusive of their respective accrued interest at their stated interest rates, which are included in convertible notes of our condensed consolidated balance sheets. The changes in the fair value of these convertible notes are recorded as “changes in fair value of convertible notes” as a component of other income (expenses) in the condensed consolidated statements of operations. The changes in fair value related to the accrued interest components are also included within the single line of change in fair value of convertible notes on the condensed consolidated statements of operations.

In November 2023, the Convertible Notes issued in 2022 and 2023 were exchanged for prepaid warrants to purchase common stock effective as of June 30, 2023. The face value, fee, original issue discount and accrued interest of each series of notes is detailed below, along with their respective fair values and, for the 2022 Convertible Notes, their accompanying warrants. The number of shares of common stock exercisable for each warrant exchanged for Convertible Notes is based on the respective book value of the notes and the contractual discount applied from an assumed IPO share price of $7.50 per share. In November, 2023, we increased our authorized capital to accommodate the common stock issued upon conversion of the Convertible Notes. As of June 30, 2023, our authorized capital was insufficient to execute the full conversion of the Convertible Notes into common stock. Accordingly, upon the filing and effectiveness of our amended and restated certificate of incorporation on November 1, 2023, the Convertible Notes were converted into common stock and prepaid warrants to purchase common stock. Details of the Convertible Notes and their conversion into equity pro forma as of June 30, 2023 is detailed below:

	As of June 30, 2023
Summary of Convertible Debt	2022 – Round 1	2023 – Round 2	2023 – Round 3	Total
FMV of Convertible Debt	$19,103,562	$3,837,155	$9,221,429	$32,162,146
Warrants remaining outstanding	60,557	—	—	60,557
Converted into Common Stock	$19,103,562	$3,837,155	$7,625,770	$30,566,487
Converted into Prepaid Warrants	—	—	1,595,659	1,595,659
Fair Value of Convertible Debt	$19,103,562	$3,837,155	$9,221,429	$32,162,146
Converted into Common Stock	3,360,714	716,364	1,373,752	5,450,830
Converted into Prepaid Warrants	—	—	530,166	530,166
Total Common Stock and Warrants	3,360,714	716,364	1,903,918	5,980,996
Conversion price per Share – fair value	$5.68	$5.36	$4.84	$5.38

The change in fair value of convertible notes for the six months ended June 30, 2023 was approximately $(19,544,000). The Convertible Notes were first offered in April 2022, so the first such equivalent expense recorded was in the six months ended June 30, 2022, for approximately $(261,000). The change in fair value of convertible notes included approximately $(11,643,000) which was related to change in fair value of the related party convertible notes.

Subsequent to June 30, 2023, we raised an additional $1,350,000 of 2023 Round-3 Convertible Notes, with net proceeds of $1,000,000, of which $500,000 was from a related party. In November, 2023, these Convertible Notes were also converted into prepaid warrants for 720,000 shares of common stock, of which 360,000 remained as prepaid warrants and 360,000 converted into common stock, of which the 360,000 that converted into common stock were to a related party.

We elected the fair value option for the convertible notes issued in 2022 and 2023 under ASC Topic 825, Financial Instruments, with changes in fair value reported in the condensed consolidated statements of operations as a component of other income (expense). We believe that the fair value option better reflects the underlying economics of the Convertible Notes, given their embedded conversion feature. As a result, the Convertible Notes were recorded at fair value upon issuance and are subsequently remeasured at each reporting date until settled or converted.

Change in Fair Value of Warrant Liabilities

We issued certain warrants for the purchase of shares of our common stock in connection with the 2022 Convertible Notes and classified them as a liability on our condensed consolidated balance sheets. These warrants are classified as a liability under ASC 480 as we may settle the warrants by issuing a variable number of its common shares and the monetary value of the obligation is based solely or predominantly on a fixed monetary amount known at inception. The warrant liabilities are initially recorded at fair value on the issuance date of each warrant and are subsequently remeasured to fair value at each reporting date. Changes in the fair value of the warrant liabilities are recognized as a component of other income (expense) in the consolidated statements of operations. Changes in the fair value of the warrant liabilities will continue to be recognized until the warrants are exercised, expire or qualify for equity classification.

The change in fair value of warrant liabilities was approximately $(343,000) to approximately $789,000 for the six months ended June 30, 2023. The warrant liabilities are from the warrants that were issued in conjunction with the Convertible Notes beginning in April 2022, so the first such equivalent expense recorded was in the six months ended June 30, 2022, for approximately $(5,000). The change in fair value of the warrants for the six months ended June 30, 2023 and 2022 included approximately $(149,912,000) and $2,719), respectively, which was related to change in fair value of the related party warrants.

The warrants for the purchase of shares of our common stock are classified as a liability on the condensed consolidated balance sheets. Changes in the fair value of the warrant liabilities are recognized as a component of other income (expense) in the condensed consolidated statements of operations. Changes in the fair value of the warrant liabilities will continue to be recognized until the warrants are exercised, expire or qualify for equity classification.

Income Taxes

The provision for income taxes for the six months ended June 30, 2023 and 2022 was immaterial, primarily we were in a net loss position for those periods.

Non-GAAP Financial Measures

To supplement our condensed consolidated financial statements, which are prepared and presented in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”, or “GAAP”), we use certain non-GAAP financial measures, as described below, to understand and evaluate our core operating performance. These non-GAAP financial measures, which may be different than similarly titled measures used by other companies, are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP.

Adjusted Gross Profit and Adjusted Gross Margin:    Adjusted Gross Profit represents GAAP Gross Profit adjusted for any nonrecurring gain/loss. Adjusted Gross Margin represents Adjusted Gross Profit as a percentage of total net sales. We use these measures (i) to compare operating performance on a consistent basis (ii) for planning purposes including the preparation of our internal annual operating budget, and (iii) to evaluate the performance and effectiveness of operational strategies.

EBITDA, and Adjusted EBITDA:    EBITDA represents GAAP net loss adjusted for (i) depreciation of property and equipment; (ii) interest expense; and (iii) provision for income taxes. Adjusted EBITDA represents EBITDA adjusted for nonrecurring gain/loss. We believe that EBITDA and Adjusted EBITDA help identify underlying trends in our business that could otherwise be masked by the effect of the expenses that we include in GAAP operating loss.

These non-GAAP financial measures should not be considered in isolation from, or as substitutes for, financial information prepared in accordance with GAAP. There are a number of limitations related to the use of this non-GAAP financial measure compared to the closest comparable GAAP measure. Some of these limitations are that:

•        Adjusted Gross Profit, EBITDA and Adjusted EBITDA do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments.

•        Adjusted Gross Profit, EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs.

•        Adjusted Gross Profit, EBITDA and Adjusted EBITDA excludes certain recurring, non-cash charges such as depreciation of property and equipment and, although this is a non-cash charge, the assets being depreciated may have to be replaced in the future.

•        Adjusted Gross Profit, EBITDA and Adjusted EBITDA exclude income tax benefit (expense).

•        Other companies in our industry may calculate our non-GAAP financial measures differently than we do, limiting their usefulness as comparative measures.

The following table presents a reconciliation of GAAP Gross Profit to Adjusted Gross Profit for the six months ended June 30, 2023 and 2022.

	Six Months Ended June 30, (rounded to $000’s)
Gross Profit Analysis	2023	2022
GAAP Total Net Sales	$3,437,000	$3,287,000
GAAP Gross Profit Additions/(deductions)	$675,000	$910,000
None	—	—
Adjusted Gross Profit	$675,000	$910,000
GAAP Gross Margin	20%	26%
Adjusted Gross Margin	20%	26%

The following table presents a reconciliation of net loss to EBITDA for the six months ended June 30, 2023 and 2022:

	Six Months Ended June 30, (rounded to $000’s)
EBITDA Analysis	2023	2022
Net Loss	$(28,212,000)	$(7,542,000)
Add (Deduct):
Income Tax	—	8,000
Interest Expense	1,206,000	1,334,000
Depreciation and Amortization	777,000	692,000
EBITDA	$(26,229,000)	$(5,508,000)
Change in fair value of convertible notes	19,544,000	261,000
Change in fair value of warrant liabilities	343,000	5,000
SPAC related expenses	403,000	323,000
Financial reporting and capital structure SEC preparedness	1,081,000	—
Adjusted EBITDA	$(4,858,000)	$(4,919,000)

Liquidity and Capital Resources

We have prepared our financial statements assuming we will continue as a going concern. Since our inception, we have incurred net losses and experienced negative cash flows from operations as we have invested in equipment, location buildout, inventory buildout (including laying down barrels of whiskey for aging) and marketing to grow our presence and brands. To date, our primary sources of capital have been private placements of equity securities, term loans, and convertible debt. During the six months ended June 30, 2023 and 2022, we had net losses of approximately $28,211,000 and $7,542,000, respectively (of which, approximately $19,877,000 and $266,000, respectively, stemmed from the increase in fair value of certain convertible notes and warrants). We expect to incur additional losses and higher operating expenses for the foreseeable future as we continue to invest in working capital and the growth of our business.

Our future capital requirements and the adequacy of available funds will depend on many factors, including those set forth in the section titled “Risk Factors — Risks Related to Our Business and Industry”.

Cash Flows

The following table sets forth a summary of cash flows for the periods presented:

	Six Months Ended June 30, (rounded to $000’s)
Summary of Cash Flows	2023	2022
Net Cash Used in Operating Activities	$(4,617,000)	$(4,482,000)
Net Cash Used in Investing Activities	(176,000)	(341,000)
Net Cash Provided by Financing Activities	4,590,000	8,120,000
Net increase (decrease) in cash	$(203,000)	$3,297,000

Operating Activities

During the six months ended June 30, 2023 and 2022, net cash used in operating activities was approximately $(4,617,000) and $(4,482,000), resulting primarily from net losses of approximately $(28,211,000) and $(7,542,000), respectively. During the first half of 2023 and 2022, respectively, approximately $2,522,000 and $926,000 of cash was generated by changes in account balances of operating assets and liabilities. Non-cash adjustments to reconcile net loss to net cash used in operating activities were approximately $21,072,000 and $2,134,000 in the respective periods.

The approximately $21,072,000 of non-cash adjustments for the six months ended June 30, 2023 consisted primarily of approximately: $19,544,000 of loss on change in fair value of convertible notes; $343,000 loss on change in fair value of warrant liabilities; $777,000 of depreciation expense; $229,000 of non-cash amortization of operating lease right-of-use assets; and, $160,000 of non-cash interest expense primarily associated with our notes payable. The approximately $2,134,000 of non-cash adjustments in the first half of 2022 consisted of approximately: $692,000 of depreciation expense; $189,000 of non-cash amortization of operating lease right-of-use assets; $303,000 of issuance of warrants; and, $651,000 of noncash interest expense primarily associated with our notes payable.

Investing Activities

During the six months ended June 30, 2023 and 2022, net cash used in investing activities was approximately $176,000 and approximately $341,000, respectively. Investing activities during the six months ended June 30, 2022 were related to the purchase of property and equipment, net of minor amounts related to sales of assets.

Financing Activities

During the six months ended June 30, 2023 and 2022, net cash provided by financing activities was approximately $4,590,000 and $8,120,000, respectively. The cash proceeds received in the first half of 2023 were comprised of proceeds from convertible notes of approximately $4,590,000, of which approximately $2,450,000 was from a related party, and proceeds from notes payable of approximately $250,000. During the six months ended June 30, 2023, the proceeds of the convertible notes and notes payable of approximately $4,840,000 were slightly offset by approximately $250,000 of other expenditures, including transaction costs associated with business combination of approximately $131,000, repayment of notes payable of approximately $108,000, and repurchase of common stock from former employees of approximately $11,000 from former employees. The cash proceeds received in the first half of 2022 were related to proceeds from convertible notes of approximately $8,000,000, of which approximately $4,350,000 was from a related party, and proceeds from notes payable of approximately $250,000 which were partially offset by an aggregate of approximately $130,000 of other expenditures, including repayment of notes payable of approximately $120,000, and repurchase of common stock of approximately $10,000.

Supplemental Cash Flow Information

During the six months ended June 30, 2023 and June 30, 2022, supplemental non-cash cash flow activity included approximately: $1,045,000 of cash paid for interest expense; $431,000 of cash paid for leases; $113,000 of deferred compensation; and, $814,000 of deferred transaction costs associated with a business combination agreement that was recorded as a deferred expense on the balance sheet and recorded in accounts payable and other current liabilities. And for the six months ended June 30, 2022, supplemental cash flow activity included: $683,000 of cash paid for interest expense; $438,000 of cash paid for leases; and $4,219,000 for recording right-of-use assets obtained in exchange for new operating lease liabilities upon adoption of ASC 842.

Off-Balance Sheet Arrangements

We have no obligations, assets, or liabilities, which would be considered off-balance sheet arrangements as of June 30, 2023 or for the periods presented. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Recent Accounting Pronouncements

A discussion of recent accounting pronouncements is included in Note 2 to our condensed consolidated financial statements included elsewhere in this proxy statement/prospectus.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks from fluctuations in interest rates, which may adversely affect our results of operations and financial condition. We seek to minimize these risks through regular operating and financing activities.

Inflation Risk

We do not believe that inflation had a significant impact on our results of operations for any periods presented in our condensed consolidated financial statements. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs, and our inability or failure to do so could harm our business, financial condition and results of operations.

Critical Accounting Policies

Our condensed consolidated financial statements are prepared in accordance with generally accepted accounting principles in the U.S. The preparation of our condensed consolidated financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses, and the disclosure of contingent assets and liabilities in our condensed consolidated financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in the notes to our condensed consolidated financial statements, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our condensed consolidated financial statements.

Revenue Recognition

We recognize revenue in accordance with ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In order to achieve this core principle, we apply the following five steps when recording revenue: (1) identify the contract, or contracts, with the customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract and (5) recognize revenue when, or as, performance obligations are satisfied.

Our revenue consists primarily of the sale of spirits domestically in the United States. Customers consist primarily of wholesale distributors and retail. Our primary revenue generating activities have a single performance obligation and are recognized at the point in time when control transfers and the obligation has been fulfilled, which is when the related goods are shipped or delivered to the customer, depending upon the method of distribution and shipping terms. Revenue is measured as the amount of consideration we expect to receive in exchange for the sale of the product. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities. Sales terms do not allow for a right of return unless the product is damaged. Historically, returns have not been material to us. Amounts billed to customers for shipping and handling are included in sales. The results of operations are affected by economic conditions, which can vary significantly by time of year and can be impacted by the consumer disposable income levels and spending habits.

In control states, where the state owns the spirits distribution and/or retail sales channel, the product is transferred to the state warehouse where it is held under bailment. The state control system does not necessarily pay for the product at this time and ownership resides with us. Only when the product is ordered through the state system and delivered to a state liquor store does the ownership transfer from us to the state, an invoice is issued, and the bill paid by the state. In these situations, we report shipments to control states but it cannot count depletions or sales until an order actually triggers the product to leave the state warehouse.

Direct to Consumer — We sell our spirits and other merchandise directly to consumers: through spirits club memberships; at our tasting rooms; and through the internet.

Spirits club membership sales are made under contracts with customers, which specify the quantity and timing of future shipments. Customer credit cards are charged in advance of quarterly spirit shipments in accordance with each contract. We transfer control and recognizes revenue for these contracts upon shipment of the spirits to the customer.

Tasting room and internet spirit sales are paid for at the time of sale. We transfer control and recognizes revenue for the spirits and merchandise when the product is either received by the customer (on-site tasting room sales) or upon shipment to the customer (internet sales).

We periodically offer discounts on spirits and other merchandise sold directly to consumers through spirits club memberships, at our tasting rooms and through the internet. All discounts are recorded as a reduction of retail product revenue.

Wholesale — We sell our spirits to wholesale distributors under purchase orders. We transfer control and recognize revenue for these orders upon shipment of the spirits from our warehouse facilities. Payment terms to wholesale distributors typically range from 30 to 45 days. We pay depletion allowances to our wholesale distributors based on their sales to customers which are recorded as a reduction of wholesale product revenue. We also pay certain incentives to distributors which are reflected net within revenues as variable consideration. The total amount of depletion allowances and sales incentives for the six months ended June 30, 2023 and 2022 was immaterial.

Service revenue — Service revenues represent fees for distinct value-added services that we provide to third parties, which may include production, bottling, marketing consulting and other services aimed at growing and improving brands and sales. Revenue is billed monthly and earned and recognized over time as the agreed upon services are completed. There is no contractually committed service revenue that would give rise to an unsatisfied performance obligation at the end of each reporting period.

Valuation of Convertible Notes

The fair value of the convertible notes at issuance and at each reporting period is estimated based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. We use a probability weighted expected return method (“PWERM”) and the Discounted Cash Flow (“DCF”) method to incorporate estimates and assumptions concerning our prospects and market indications into a model to estimate the value of the notes. The most significant estimates and assumptions used as inputs in the PWERM and DCF valuation techniques impacting the fair value of the convertible notes are the timing and probability of an IPO, de-SPAC Merger and default scenario outcomes. Specifically, we discount the cash flows for fixed payments that were not sensitive to our equity value at payment by using annualized discount rates that were applied across valuation dates from issuance dates of the convertible notes to each reporting period. The discount rates were based on certain considerations, including time to payment, an assessment of our credit position, market yields of companies with similar credit risk at the date of valuation estimation, and calibrated rates based on the fair value relative to the original issue price from the convertible notes.

Valuation of Warrant Liabilities

The fair value of the warrant liabilities at issuance and at each reporting period are estimated based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The warrants are free-standing instruments and determined to be liability-classified in accordance with ASC 480. We use the PWERM and the Monte Carlo Simulation (“MCS”) to incorporate estimates and assumptions concerning our prospects and market indications into the models to estimate the value of the warrants. The most significant estimates and assumptions used as inputs in the PWERM and MCS valuation techniques impacting the fair value of the warrant liabilities are the timing and probability of an IPO, de-SPAC Merger and default scenario outcomes. The most significant estimates and assumptions used as inputs in the PWERM and MCS valuation techniques impacting the fair value of the warrant liabilities are those utilizing certain weighted average assumptions such as expected stock price volatility, expected term of the warrants, and risk-free interest rates.

Stock-Based Compensation

We measure compensation for all stock-based awards at fair value on the grant date and recognizes compensation expense over the service period on a straight-line basis for awards expected to vest.

The fair value of options granted is estimated on the grant date using the Black-Scholes option pricing model. We use a third-party valuation firm to assist in calculating the fair value of our options. This valuation model requires us to make assumptions and judgment about the variables used in the calculation, including the volatility of our common stock and assumed risk-free interest rate, expected years until liquidity, and discount for lack of marketability. Since we do not have sufficient trading history of our common stock, we estimate the expected volatility of our options at the grant date by taking the average historical volatility of a group of comparable publicly traded companies over a period equal to the expected term of the options. We use the U.S. Treasury yield for our risk-free interest rate that corresponds with the expected term. We determine the expected term based on the average period the options are expected to remain outstanding using the simplified method, generally calculated as the midpoint of the options’ vesting term and contractual expiration period, as we do not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior. We utilize a dividend yield of zero, as we do not currently issue dividends, nor do we expect to do so in the future. Forfeitures are accounted for and are recognized in calculating net expense in the period in which they occur. Stock-based compensation from vested options, whether forfeited or not, is not reversed.

Stock option awards generally vest on time-based vesting schedules. Stock-based compensation expense is recognized based on the value of the portion of stock-based payment awards that is ultimately expected to vest and become exercisable during the period. We recognize compensation expense for all stock-based payment awards made to employees, directors, and non-employees using a straight-line method, generally over a service period of four years.

We grant stock options to purchase common stock with exercise prices equal to the value of the underlying stock, as determined by our board of directors on the date the equity award was granted. The fair value of the common stock underlying our stock-based awards has historically been determined by our board of directors, with input from management and corroboration from contemporaneous third-party valuations. We believe that our board of directors has the relevant experience and expertise to determine the fair value of our common stock. Given the absence of a public trading market of our common stock, and in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock at each grant date. These factors included:

•        contemporaneous valuations of our common stock performed by independent third-party specialists;

•        the lack of marketability inherent in our common stock;

•        our actual operating and financial performance;

•        our current business conditions and projections;

•        the hiring of key personnel and the experience of our management;

•        the history of our company and the introduction of new products;

•        our stage of development;

•        the likelihood of achieving a liquidity event, such as an initial public offering (IPO), a merger, or acquisition of our company given prevailing market conditions;

•        the operational and financial performance of comparable publicly traded companies; and

•        the U.S. and global capital market conditions and overall economic conditions.

In valuing our common stock, the fair value of our business was determined using various valuation methods, including combinations of income and market approaches with input from management. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using a discount rate that is derived from an analysis of the cost of capital of comparable publicly traded companies in our industry or similar business operations as of each valuation date and is adjusted to reflect the risks inherent in our cash flows. The market approach estimates value based on a comparison of the subject company to comparable public companies in a similar line of business. From the comparable companies, a representative market value multiple is determined and then applied to the subject company’s financial forecasts to estimate the value of the subject company. The fair value of our business determined by the income and market approaches is then allocated to the common stock using either the option-pricing method (OPM), or a hybrid of PWERM and OPM methods.

Application of these approaches and methodologies involves the use of estimates, judgments, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, and future cash flows, discount rates, market multiples, the selection of comparable public companies, and the probability of and timing associated with possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.

For valuations after the closing of this offering, our board of directors will determine the fair value of each share of underlying common stock based on the closing price of our common stock as reported on the date of grant. Future expense amounts for any particular period could be affected by changes in our assumptions or market conditions.

Income Taxes

We follow the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 740, “Income Taxes” for establishing and classifying any tax provisions for uncertain tax positions. Our policy is to recognize and include accrued interest and penalties related to unrecognized tax benefits in operating expenses. We are not aware of any entity level uncertain tax positions.

Income taxes are accounted for under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the condensed consolidated financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and the tax basis of assets and liabilities using enacted tax rates in effect for the period in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in operations in the period that includes the enacted date.

Leases

We adopted ASC 842, Leases (“ASC 842”) as of January 1, 2022. ASC 842 was adopted using the modified retrospective transition approach, with no restatement of prior periods or cumulative adjustments to accumulated deficit. Upon adoption, the operating lease right-of-use (“ROU”) asset was measured at cost, which included the initial measurement of the lease liability, prepaid rent and initial direct costs incurred by us, less incentives received. The operating lease liability represents the present value of the remaining minimum lease payments as of January 1, 2022. We elected the package of three practical expedients, which allowed an entity to carry forward prior conclusions related to whether any expired or existing contracts are or contain leases, the lease classification for any expired or existing leases and initial direct costs for existing leases. We elected not to apply the use-of-hindsight to reassess the lease term. We elected not to recognize leases with an initial term of 12 months or less within the condensed consolidated balance sheets and to recognize those lease payments on a straight-line basis in the condensed consolidated statements of operations over the lease term. We elected the practical expedient to not separate lease and non-lease components for all leases. The new lease accounting standard also provides practical expedients for an entity’s ongoing accounting.

The interest rate used to determine the present value of the future lease payments is our incremental borrowing rate, because the interest rate implicit in our operating leases is not readily determinable. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in the economic environments where the leased asset is located. The incremental borrowing rate is calculated by modeling our credit rating on its history arm’s-length secured borrowing facility and estimating an appropriate credit rating for similar secured debt instruments. Our calculated credit rating on secured debt instruments determines the yield curve used. In addition, an incremental credit spread is estimated and applied to reflect our ability to continue as a going concern. Using the spread adjusted yield curve with a maturity equal to the remaining lease term, we determine the borrowing rates for all operating leases.

Impairment of Long-Lived Assets

All of our long-lived assets held and used are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Factors that we consider in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets. When such an event occurs, future cash flows expected to result from the use of the asset and its eventual disposition are estimated. If the undiscounted expected future cash flows are less than the carrying amount of the asset, an impairment loss is recognized for the difference between the asset’s fair value and its carrying value. We did not record any impairment losses on long-lived assets for the six months ended June 30, 2023 and 2022.

Emerging Growth Company Status

The JOBS Act permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies, and our financial statements may not be comparable to other public companies that comply with new or revised accounting pronouncements as of public company effective dates. We may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for private companies.

We will cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more, (ii) the last day of our fiscal year following the fifth anniversary of the date of the closing of this offering, (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

Further, even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements, including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our share price may be more volatile.

Comparison of the results for the years ended December 31, 2022 and 2021

We are one of the leading regional craft distilleries in the United States. We produce, market and sell a diverse line of award-winning craft spirits, including whiskeys, vodkas, gins, rums, and canned cocktails, categorized in the industry as “ready-to-drink” or “RTDs”. With recognition that taste and innovation are key criteria for consumer choices in spirits, and by innovating new products for trial in our company-owned distilleries and tasting rooms, We have developed differentiated products that are responsive to consumer desires for rewarding and novel taste experiences. As a result, out of the more than 2,600 craft producers in North America, we have been recognized with more awards for our products from the American Distilling Institute, the leading independent spirits association in the U.S., than any other North American craft distiller for each of the last ten years. We are one of the largest craft spirits producers on the West Coast based on revenues, and we are developing a national reach in the U.S. through traditional sales channels and unique and recently-developed Tribal Beverage Network sales channel.

We compete in the craft spirits segment, which is the most rapidly growing segment of the overall $250 billion spirits’ market. According to the American Craft Spirits Association, a craft distillery is defined generally as a distillery that produces fewer than 750,000 gallons annually and holds an ownership interest of 51% or more of the distilled spirits plant that is licensed by the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Department of the Treasury.

We sell our products directly to consumers through five owned and operated distilleries and tasting rooms located in Washington and Oregon, two of which have production distilleries attached to them. In the first quarter of 2023, we closed one of our six retail tasting rooms, as the lease was not renewed. We also sell directly to consumers on-line where legal, and through wholesale distributors. Historically, have sold our products in 26 states through a sizeable liquor retailer and is in the process of expanding that footprint through wholesale distribution. In addition, in collaboration with Native American tribes, we have recently developed a new sales channel on tribal lands called the TBN, which we expect will increase and broaden recognition of the Heritage brand as the related network expands nationally. Our growth strategy is based on two primary areas of focus. First, we plan to grow our wholesale volume and revenue by selling to distributors which, in turn, resell directly to retailers including groceries, mass merchandisers, liquor stores, convenience stores as well as to bars and restaurants. Second, and simultaneously, we plan to grow our royalty revenues by expanding the TBN footprint throughout the country in concert with various tribes, which will build Heritage-branded distilleries, micro production hubs and tasting rooms under a licensing model. We expect the TBN channel to support product trials, adoption and sales at the regional and local level, and drive regional and local marketing efforts resulting in increased brand recognition. Increased product availability and brand recognition will support further adoption and growth of our wholesale business as the TBN footprint expands. We believe the resulting sales opportunities for tribes will be significant, using both consumer accepted Heritage branded products produced locally and new products developed for the tribes with their own brand and story. We believe the combination of growing TBN locations and wholesale product sales creates a positive feedback loop enhancing the synergistic growth and development of both channels.

Recent Developments

Key Factors Affecting Our Operating Results

Management believes that our performance and future success depend on many factors that present significant opportunities, but also pose challenges, including the following:

Pricing, Product Cost and Margins

To date, the majority of our revenue has been generated by retail sales of our produced spirits in our retail tasting rooms and eCommerce platform having completed the construction of its existing facilities for production and contracted with one of the top two national distributors, we are now poised to put its production capacity, record of success in developing award winning products, and capital derived from the envisioned transaction, to focus on growth in the wholesale channel. Going forward, we expect to sell our products in a variety of vertical industry markets in partnership with its distributors across states and geographic regions. Pricing may vary by region due to market-specific dynamics and various layers of taxes applied by the states at the different steps of distribution and retail sales. As a result, financial performance will depend, in part, on the mix of sales in different markets during a given period and the ability to scale efficiently.

We have experienced inflation in some of its inputs, particularly in grains, bottles, cans and barrels. Some of these price increases have begun to moderate beginning in the second half of 2021, such as in grain. Grain prices increased due to supply chain issues associated with the war in Ukraine and the increased input cost of fertilizers tied to high natural gas prices. Grain prices have moderated as some additional sources of supply have opened up and the market price for grain has come down from its recent historic highs. Aluminum prices for cans and bottles increased in 2021 and early 2022, but began to decline in the second half of 2022, and we were able to achieve more favorable pricing based on larger order quantities in late 2022. While glass bottle prices also increased, we were able to lock in pricing for two years at favorable prices in 2021. As a result, we took possession of glass bottles designed to last two years at favorable prices, insulating these costs to a measurable degree moving into 2024. The cost of oak barrels necessary for aging spirits escalated by approximately 30% due to the growing demand for barrels needed to age whiskey. While constraints in the freight market caused historically high shipping rates, those shipping rates have now returned to their previous levels. Likewise, employees are facing financial stress as inflation hits them at home, and their desire for more compensation creates higher costs pressures on overall operations absent finding efficiencies to offset these costs. In addition, the annual minimum wage increases for hourly retail and production staff in the states in which it operates are higher than other parts of the U.S. Unlike singular commodity spikes in the recent past due to an isolated incident, or a short-term supply chain issue, the confluences of all of these factors created pressure across all parts of the operation, requiring us to manage each aspect carefully.

Continued Investment and Innovation

Our performance is dependent on the ability to continue to develop products that resonate with consumers. It is essential that we continually identify and respond to rapidly-evolving consumer trends, develop and introduce innovative new products, enhance existing products, and generate consumer demand for our products. Management believes that investment in beverage product innovation will contribute to our long-term revenue growth.

Key Components of Results of Operations

Net Sales

Our net sales consist primarily of the sale of spirits and services domestically in the United States. Customers consist primarily of wholesale distributors and direct consumers. Substantially all revenue is recognized from products transferred at a point in time when control is transferred, and contract performance obligations are met Service revenue represents fees for distinct value-added services that we provide to third parties, which may include production, bottling, marketing consulting and other services, including for the TBN aimed at growing and improving brands and sales. Service revenue is recognized over-time. As such, the accompanying consolidated financial statements present financial information in these two segments, as there are similarities in economic factors affecting the nature, amount, timing, and certainty of cash flows.

Cost of Sales

We recognize cost of revenues in the same manner that the related revenue is recognized. Our cost of revenue consists of product costs, including manufacturing costs, duties and other applicable importing costs, shipping and handling costs, packaging, warranty replacement costs, fulfillment costs, warehousing costs, and certain allocated costs related to management, facilities, and personnel-related expenses associated with supply chain logistics.

Gross Profit and Gross Margin

Our gross profit is calculated based on the difference between our revenues and cost of revenues. Gross margin is the percentage obtained by dividing gross profit by our revenue. Our gross profit and gross margin are, or may be, influenced by a number of factors, including:

•        Market conditions that may impact our pricing;

•        Our cost structure for manufacturing operations, including contract manufacturers, relative to volume, and our product support obligations; and

•        Our ability to maintain our costs on the components that go into the manufacture of our products.

•        Seasonal sales offerings or product promotions in conjunction with plans created with our distributor or retail channels.

We expect our gross margins to fluctuate over time, depending on the factors described above.

Sales and Marketing

Sales and marketing expenses consist primarily of employee-related costs for individuals working in our sales and marketing departments, wages for our tasting room general managers and Cask Club directors, our hourly tasting room sales associates, the executive to whom all general managers’ report, executives whose primary function is sales or marketing and rent and associated costs for running each tasting room. The expenses include our personnel responsible for managing our eCommerce platform, wages, commissions, and bonuses for our outside sales team members who market and sell our products to distributors and retail end users and the associated costs of such sales. The expense category also includes the cost of sports and venue sponsorships, radio, television, social media, influencers, direct mail and other traditional marketing costs and costs related to trade shows and events and an allocated portion of overhead costs. We expect our sales and marketing costs will increase as we expand our headcount, open new locations in partnership with tribes, expand our wholesale distribution footprint and initiate new marketing campaigns.

General and Administrative

General and administrative expenses consist primarily of personnel-related expenses associated with our executive, finance, legal, information technology and human resources functions, as well as professional fees for legal, audit, accounting and other consulting services, and an allocated portion of overhead costs. We expect our general and administrative expenses will increase on an absolute dollar basis as a result of operating as a public company, including expenses necessary to comply with the rules and regulations applicable to companies listed on a national securities exchange and related to compliance and reporting obligations pursuant to the rules and regulations of the SEC, as well as increased expenses for general and director and officer insurance, investor relations, and other administrative and professional services. In addition, we expect to incur additional costs as we hire additional personnel and enhance our infrastructure to support the anticipated growth of the business.

Interest Expense

Interest expenses include cash interest paid on our note payable, interest on leased equipment or assets and costs and interest on credit cards.

Change in Fair Value of Convertible Notes

We elected the fair value option for the convertible notes issued in 2022 (the “2022 Notes”) under ASC Topic 825, with changes in fair value reported in the consolidated statements of operations as a component of other income (expense). We believe that the fair value option better reflects the underlying economics of the 2022 Convertible Notes. As a result, the 2022 Notes were recorded at fair value upon issuance and were subsequently remeasured at each reporting date until settled or converted.

Change in Fair Value of Warrant Liabilities

We issued certain warrants in connection with the issuance of our 2022 Notes for the purchase of shares of our common stock and classified such warrants as a liability on our consolidated balance sheets. Changes in the fair value of the warrant liabilities are recognized as a component of other income (expense) in the consolidated statements of operations. Changes in the fair value of the warrant liabilities will continue to be recognized until the warrants are exercised, expire or qualify for equity classification.

PPP Loan Forgiveness

PPP loan forgiveness represents a gain we received from the Paycheck Protection Program (“PPP”) resulting from the forgiveness of the PPP loan we received in April 2020 and in June 2021.

Income Taxes

Our income tax provision consists of an estimate for U.S. federal and state income taxes based on enacted rates, as adjusted for allowable credits, deductions, uncertain tax positions, changes in deferred tax assets and liabilities and changes in tax law.

Comparison of the results for the year December 31, 2022 and 2021

The following table summarizes our results of operations for the years ended December 31, 2022 and 2021.

	For The Years Ended December 31
	2022	2021	Change
NET SALES
Products	$6,871,105	$7,410,768	$(539,663)
Services	1,438,460	876,155	562,305
Total net sales	8,309,565	8,286,923	22,642

COST OF SALES
Products	4,982,166	5,481,154	(498,988)
Services	806,573	567,442	239,131
Total cost of sales	5,788,739	6,048,596	(259,857)
Gross profit	2,520,826	2,238,327	282,499

OPERATING EXPENSES
Sales and marketing	5,125,444	3,923,934	1,201,510
General and administrative	9,232,557	6,242,301	2,990,256
Total operating expenses	14,358,001	10,166,235	4,191,766
Operating loss	(11,837,175)	(7,927,908)	(3,909,267)

OTHER INCOME (EXPENSES):
PPP loan forgiveness	—	3,506,644	(3,506,644)
Other Covid relief	—	7,540	(7,540)
Interest expense	(2,611,371)	(2,659,647)	48,276
Loss on conversion of debt	—	(143,190)	143,190
Change in fair value of convertible notes	2,117,636	—	2,117,636
Change in fair value of warrant liabilities	148,364	—	148,364
Other income (expense)	(77,569)	6,450	(84,019)
Total other income (expenses)	(422,940)	717,797	(1,140,737)
Loss before income taxes	(12,260,115)	(7,210,111)	(5,050,004)
Income tax expense	(8,101)	(9,030)	929
Net loss	$(12,268,216)	$(7,219,141)	$(5,049,075)

Nets Sales

Net sales remained consistent period over period. The flatness in the revenue resulted from increases in services revenue being offset by decreases in product sales. Product sales decreased $0.5 million for the year ended December 31, 2021 to December 31, 2022 composed of changes in both wholesale and retail sales. Wholesale revenue decreased primarily due to an increase in price on certain lower margin products during 2022, specifically for the Batch No. 12 1 liter PET well vodka by $0.1 million on a 13% reduction in case volumes associated with that product once the higher prices were put into the market. Retail/ecommerce sales were affected by the market exit of a large interstate carrier that we relied upon for the shipment of spirits to consumers in 32 states at the end of 2021. This resulted in $0.6 million less in eCommerce revenue for 2022 versus 2021. We shipped products to 34 states in 2021 and only 9 states in 2022, and following a new agreement with an alternate carrier and fulfillment house in April is back up to 41 states in 2023. The sales from its busiest tasting room were also negatively affected due to construction in front of its location for approximately 7 months, severely limiting foot traffic. These reductions were offset by increases in sales of $0.5 million for the full year impact of two additional tasting rooms in 2022. We also launched two new products in the fourth quarter of 2022 (Florescence Vodka and super premium Stiefel’s Select aged whiskey) which had a positive impact on sales of $0.2 million. Services revenue from TBN consulting services sales increased $0.5 million due to contracts with new customers in 2022 versus 2021.

Cost of Sales

Cost of sales decreased by $0.2 million to $5.8 million for the year ended December 31, 2022 as compared to $6.0 million for the year ended December 31, 2021. The decrease was due in part to favorable prices of the inputs used to make our products of $1.1 million. Included in the $5.8 million cost of sales for the year ended December 31, 2022, was an inventory write-off of $0.9 million related to discontinued products, obsolete goods and expired raw good inputs explained further in the Non-GAAP section below.

Gross Profit

Gross profit was $2.5 million for the year ended December 31, 2022, an increase of $0.3 million in comparison to $2.2 million for the year ended December 31, 2021, primarily due to increased productivity and increased sales of higher margin products. In addition, as tasting rooms re-opened from the COVID-19 pandemic, these product sales resulted in higher margins compared to the sale of products through wholesale channels. Given the reduction in eCommerce sales due to the interstate carrier discontinuation mentioned earlier, spending on freight and packaging was reduced. And lastly, revenue from consulting and service fees for new Tribal partners contributed to revenue without associated product costs.

Sales and Marketing Expenses

Sales and marketing expenses were $5.1 million for the year ended December 31, 2022 compared to $3.9 million for year ended December 31, 2021. This $1.2 million increase is partly attributable to increasing marketing and sponsorship activities in 2022 that were paused in 2021 due to the COVID-19 pandemic, specifically related to the marketing and sponsorship events at professional baseball facilities of $0.6 million. There were two tasting rooms that were opened in June and September 2021, had partial year operations in the prior year and a full year of operations in the current year, contributed an increase of $0.4 million. In addition, payroll costs increased $0.4 million related to the impact of the increased minimum wage in the States of Washington and Oregon in 2022 and increased headcount of sales and marketing employees in 2022 to prepare to support its sales through wholesale channels and key accounts going into 2023 and the full-time operations of the new tasting rooms. There was a reduction in marketing expenses due to reduced rental expenses allocated to marketing of $0.2 million.

General and Administrative Expenses

General and administrative expenses were $9.2 million for the year ended December 31, 2022, compared to $6.2 million for year ended December 31, 2021, an increase of $3.0 million. Of this increase, $1.8 million relates to the discontinuation of the one-time Federal Employee Retention Credit in 2022 and $0.4 million is attributable to increased overhead costs for a new warehouse. Lastly, staff costs and compensation increased by $0.3 million. The Company also hired five new employees for the finance and management teams to prepare for its entry into the public market and experienced an increase of $0.5 million in professional fees associated with completing its first PCAOB audit and retaining legal and banking professionals to prepare for the Business Combination.

Interest Expense

Interest expense was $2.6 million for the year ended December 31, 2022, compared to $2.7 million for year ended December 31, 2021 resulting in a decrease of $0.1 million.

Change in Fair Value of Convertible Notes

The 2022 notes change in fair value for the years ended December 31, 2022 and 2021 was $2.1 million and zero respectively. The 2022 Notes $2.1 million change in fair value included $0.9 million which was related to change in fair value of the related party convertible notes, and this was included in change in fair value of convertible notes in the Company’s consolidated statements of operations.

Change in Fair Value of Warrant Liabilities

The change in fair value of the warrant liabilities for the years ended December 31, 2022 and 2021 was $0.1 million and zero respectively and this was included in change in fair value of warrant liabilities in the Company’s consolidated statements of operations.

PPP loan forgiveness

The PPP loan forgiveness for the years ended December 31, 2022 and 2021 was zero and $3.5 million respectively. Of the $3.5 million forgiven in 2021, $1.5 million was under the first PPP loan and $2.0 million was forgiven under the second PPP loan and these were recorded as PPP loan forgiveness under other income (expenses) in the consolidated statements of operation.

Income Taxes

The tax provision for income taxes for the years ended December 31, 2022 and 2021 were $8,000 and $9,000, respectively.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use certain non-GAAP financial measures, as described below, to understand and evaluate our core operating performance. These non-GAAP financial measures, which may be different than similarly titled measures used by other companies, are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP.

Adjusted Gross Profit and Adjusted Gross Margin: Adjusted Gross Profit represents GAAP Gross Profit adjusted for any nonrecurring gain/loss. Adjusted Gross Margin represents Adjusted Gross Profit as a percentage of total net sales. We use these measures (i) to compare operating performance on a consistent basis (ii) for planning purposes including the preparation of our internal annual operating budget, and (iii) to evaluate the performance and effectiveness of operational strategies.

EBITDA, and Adjusted EBITDA: EBITDA represents GAAP net loss adjusted for (i) depreciation of property and equipment; (ii) interest expense; and (iii) provision for income taxes. Adjusted EBITDA represents EBITDA adjusted for nonrecurring gain/loss. We believe that EBITDA and Adjusted EBITDA help identify underlying trends in our business that could otherwise be masked by the effect of the expenses that we include in GAAP operating loss. These non-GAAP financial measures should not be considered in isolation from, or as substitutes for, financial information prepared in accordance with GAAP. There are a number of limitations related to the use of this non-GAAP financial measure compared to the closest comparable GAAP measure. Some of these limitations are that:

•        Adjusted Gross Profit, EBITDA and Adjusted EBITDA do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments.

•        Adjusted Gross Profit, EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs.

•        Adjusted Gross Profit, EBITDA and Adjusted EBITDA excludes certain recurring, non-cash charges such as depreciation of property and equipment and, although this is a non-cash charge, the assets being depreciated may have to be replaced in the future.

•        Adjusted Gross Profit, EBITDA and Adjusted EBITDA exclude income tax benefit (expense).

•        Other companies in our industry may calculate our non-GAAP financial measures differently than we do, limiting their usefulness as comparative measures.

The following table presents a reconciliation of GAAP Gross Profit to Adjusted Gross Profit for the years ended December 31, 2022 and 2021.

	For the years ended December 31
	2022	2021
GAAP Gross profit	$2,520,826	$2,238,327
Add (deduct):
Inventory write off	884,641	—
Adjusted Gross Profit	$3,405,467	$2,238,327
GAAP Gross Margin	30%	27%
Adjusted Gross Margin	41%	27%

The Company’s Adjusted Gross Margin in 2022 increased to 41% from a GAAP Gross Margin of 30% after excluding the inventory write-off in cost of sales. Adjusted Gross margin is the percentage obtained by dividing Adjusted Gross Profit by our net sales.

The following table presents a reconciliation of net loss to EBITDA and Adjusted EBITDA for the years ended December 31, 2022 and 2021.

	For the years ended December 31
	2022	2021
Net loss	$(12,268,216)	$(7,219,141)
Add (deduct):
Income tax	8,101	9,030
Interest expense	2,611,371	2,659,647
Depreciation and amortization	1,512,661	1,248,959
EBITDA	(8,136,083)	(3,301,505)
Inventory write off	884,641	—
Adjusted EBITDA	$(7,251,442)	$(3,301,505)

Liquidity and Capital Resources

We have prepared our financial statements assuming we will continue as a going concern. Since our inception, we have incurred net losses and experienced negative cash flows from operations. To date, our primary sources of capital have been private placements of equity securities and convertible debt. During the years ended December 31, 2022, and 2021, we had net losses of $12.3 million and $7.2 million, respectively. We expect to incur additional losses and higher operating expenses for the foreseeable future as we continue to invest in working capital and the growth of our business.

Our future capital requirements and the adequacy of available funds will depend on many factors, including those set forth in the section titled “Risk Factors — Risks Related to Heritage’s Business and Industry”.

Cash Flows

The following table sets forth a summary of cash flows for the periods presented:

	Years Ended December 31,
	2022	2021
Net cash used in operating activities	$(9,296,606)	$(7,687,993)
Net cash used in investing activities	(614,383)	(1,189,165)
Net cash provided by financing activities	9,928,745	8,877,030
Net increase (decrease) in cash and cash equivalents	$17,756	$(128)

Operating Activities

During the years ended December 31, 2022, and 2021, net cash used in operating activities was $9.3 million and $7.7 million, resulting from net losses of $12.3 million and $7.2 million, respectively. In 2022 and 2021, respectively, $2.0 million and $0.2 million of cash was generated and used by changes in operating assets and liabilities. Non-cash adjustments generated and used were $1.0 and $0.7 million in the respective periods.

The non-cash adjustments for years ended December 31, 2022 consisted of $1.5 million of depreciation expense; $0.3 million of issuance of warrants expense; $0.4 million of non-cash amortization of operating lease right-of-use assets; $0.1 million of share-based compensation; $0.9 million of non-cash interest expense primarily associated with our note payables and these were offset by a $2.3 million change in fair value on the convertible notes and warrant liabilities while non-cash items in 2021 consisted of $1.3 million of depreciation expense; $0.3 million of loss on disposal of property and equipment; $0.1 million of loss on the conversion of convertible notes primarily due to the convertible notes were converted at a discounted conversion price; $0.4 million of issuance of warrants; and $0.7 million of noncash interest expense primarily associated with our convertible promissory notes, offset by $3.5 million of forgiveness on PPP loans approved by our bank.

Investing Activities

During the years ended December 31, 2022, and 2021, net cash used in investing activities was $0.6 million and $1.2 million, respectively. Investing activities during 2022 were related to the office buildout at our distribution warehouse and whiskey storage facility for aging barrels of products while investing activities during 2021 were driven by capital expenditures related to the construction of the Tumwater and Eugene tasting rooms.

Financing Activities

During the years ended December 31, 2022, and 2021, net cash provided by financing activities was $9.9 million and $8.9 million, respectively. The cash proceeds received in 2022 of $11.0 million were comprised of convertible notes of $10.7 million, of which $4.7 million was generated from a related party, and notes payable of $0.3 million. The 2022 cash proceeds were partially offset by repayments of notes payable of $0.9 million and payment of transaction costs of $0.2 million. The cash proceeds received in 2021 were related to notes payable of $14.5 million. The 2021 cash proceeds were partially offset by repayments of notes payable of $4.4 million and payment of the debt issuance costs of $1.2 million.

Off-Balance Sheet Arrangements

We have no obligations, assets, or liabilities, which would be considered off-balance sheet arrangements as of December 31, 2022. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Recent Accounting Pronouncements

A discussion of recent accounting pronouncements is included in Note 2 to our audited consolidated financial statements included elsewhere in this proxy statement/prospectus.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks from fluctuations in interest rates, which may adversely affect our results of operations and financial condition. We seek to minimize these risks through regular operating and financing activities.

Inflation Risk

We do not believe that inflation had a significant impact on our results of operations for any periods presented in our consolidated financial statements. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs, and our inability or failure to do so could harm our business, financial condition and results of operations.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the U.S. The preparation of our consolidated financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses, and the disclosure of contingent assets and liabilities in our consolidated financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in the notes to our consolidated financial statements, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

We recognize revenue in accordance with ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In order to achieve this core principle, we apply the following five steps when recording revenue: (1) identify the contract, or contracts, with the customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract and (5) recognize revenue when, or as, performance obligations are satisfied.

Our revenue consists primarily of the sale of spirits domestically in the United States. Customers consist primarily of wholesale distributors and retail. Our primary revenue generating activities have a single performance obligation and are recognized at the point in time when control transfers and the obligation has been fulfilled, which is when the related goods are shipped or delivered to the customer, depending upon the method of distribution and shipping terms. Revenue is measured as the amount of consideration the Company expects to receive in exchange for the sale of the product. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities. Sales terms do not allow for a right of return unless the product is damaged. Historically, returns have not been material to us. Amounts billed to customers for shipping and handling are included in sales. The results of operations are affected by economic conditions, which can vary significantly by time of year and can be impacted by the consumer disposable income levels and spending habits.

In control states, where the state owns the spirits distribution and/or retail sales channel, the product is transferred to the state warehouse where it is held under bailment. The state control system does not necessarily pay for the product at this time and ownership resides with us. Only when the product is ordered through the state system and delivered to a state liquor store does the ownership transfer from us to the state, an invoice is issued and the bill paid by the state. In these situations, we report shipments to control states but it cannot count depletions or sales until an order actually triggers the product to leave the state warehouse.

Direct to Consumer — We sell spirits and other merchandise directly to consumers through spirits club memberships, at the Heritage Distilling tasting rooms and through the internet.

Spirits club membership sales are made under contracts with customers, which specify the quantity and timing of future shipments. Customer credit cards are charged in advance of quarterly spirit shipments in accordance with each contract. We transfer control and recognizes revenue for these contracts upon shipment of the spirits to the customer.

Tasting room and internet spirit sales are paid for at the time of sale. We transfer control and recognize revenue for the spirits and merchandise when the product is either received by the customer (on-site tasting room sales) or upon shipment to the customer (internet sales).

We periodically offer discounts on spirits and other merchandise sold directly to consumers through spirits club memberships, at the Heritage Distilling tasting rooms and through the internet. All discounts are recorded as a reduction of retail product revenue.

Wholesale — We sell spirits to wholesale distributors under purchase orders. We transfer control and recognize revenue for these orders upon shipment of the spirits from our warehouse facilities. Payment terms to wholesale distributors typically range from 30 to 45 days. We pay depletion allowances to our wholesale distributors based on their sales to customers which are recorded as a reduction of wholesale product revenue. We also pay certain incentives to distributors which are reflected net within revenues as variable consideration. The total amount of depletion allowances and sales incentives for fiscal year ended December 31, 2022 and 2021 were immaterial.

Service revenue — represents fees for distinct value-added services that we provide to third parties, which may include production, bottling, marketing consulting and other services aimed at growing and improving brands and sales. Revenue is billed monthly and earned and recognized over-time as the agreed upon services are completed. There is no contractually committed service revenue that would give rise to an unsatisfied performance obligation at the end of each reporting period.

Valuation of Convertible Notes

The fair value of the convertible notes at issuance and at each reporting period is estimated based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. We use a probability weighted expected return method (“PWERM”) and the Discounted Cash Flow (“DCF”) method to incorporate estimates and assumptions concerning the Company’s prospects and market indications into a model to estimate the value of the notes. The most significant estimates and assumptions used as inputs in the PWERM and DCF valuation techniques impacting the fair value of the convertible notes are the timing and probability of an IPO, de-SPAC Merger and default scenario outcomes. Specifically, we discounted the cash flows for fixed payments that were not sensitive to our equity value by using annualized discount rates that were applied across valuation dates from issuance dates of the convertible notes to December 31, 2022. The discount rates were based on certain considerations including time to payment, an assessment of the credit position of the Company, market yields of companies with similar credit risk at the date of valuation estimation, and calibrated rates based on the fair value relative to the original issue price from the convertible notes.

Valuation of Warrant Liabilities

The fair value of the warrant liabilities at issuance and at each reporting period are estimated based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The warrants are free-standing instruments and determined to be liability-classified in accordance with ASC 480. We use the PWERM and the Monte Carlo Simulation (“MCS”) to incorporate estimates and assumptions concerning the Company’s prospects and market indications into the models to estimate the value of the warrants. The most significant estimates and assumptions used as inputs in the PWERM and MCS valuation techniques impacting the fair value of the warrant liabilities are the timing and probability of IPO, de-SPAC Merger and default scenario outcomes. The most significant estimates and assumptions used as inputs in the PWERM and MCS valuation techniques impacting the fair value of the warrant liabilities are those utilizing certain weighted average assumptions such as expected stock price volatility, expected term of the warrants, and risk-free interest rates.

Stock-Based Compensation

We measure compensation for all stock-based awards at fair value on the grant date and recognizes compensation expense over the service period on a straight-line basis for awards expected to vest. The fair value of options granted is estimated on the grant date using the Black-Scholes option pricing model. We use a third-party valuation firm to assist in calculating the fair value of our options. This valuation model requires us to make assumptions and judgment about the variables used in the calculation, including the volatility of our common stock and assumed risk-free interest rate, expected years until liquidity, and discount for lack of marketability. Since we do not have sufficient trading history of our common stock, we estimate the expected volatility of our options at the grant date by taking the average historical volatility of a group of comparable publicly traded companies over a period equal to the expected term of the options. We use the U.S. Treasury yield for our risk-free interest rate that corresponds with the expected term. We determine the expected term based on the average period the options are expected to remain outstanding using the simplified method, generally calculated as the midpoint of the options’ vesting term and contractual expiration period, as we do not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior. We utilize a dividend yield of zero, as we do not currently issue dividends, nor do we expect to do so in the future. Forfeitures are accounted for and are recognized in calculating net expense in the period in which they occur. Stock-based compensation from vested options, whether forfeited or not, is not reversed.

Stock option awards generally vest on time-based vesting schedules. Stock-based compensation expense is recognized based on the value of the portion of stock-based payment awards that is ultimately expected to vest and become exercisable during the period. We recognize compensation expense for all stock-based payment awards made to employees, directors, and non-employees using a straight-line method, generally over a service period of four years.

We grant stock options to purchase common stock with exercise prices equal to the value of the underlying stock, as determined by the Board of Directors on the date the equity award was granted. The fair value of the common stock underlying our stock-based awards has historically been determined by our board of directors, with input from management and corroboration from contemporaneous third-party valuations. We believe that our board of directors has the relevant experience and expertise to determine the fair value of our common stock. Given the absence of a public trading market of our common stock, and in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock at each grant date. These factors include:

•        contemporaneous valuations of our common stock performed by independent third-party specialists;

•        the lack of marketability inherent in our common stock;

•        our actual operating and financial performance;

•        our current business conditions and projections;

•        the hiring of key personnel and the experience of our management;

•        the history of the company and the introduction of new products;

•        our stage of development;

•        the likelihood of achieving a liquidity event, such as an initial public offering (IPO), a merger, or acquisition of our company given prevailing market conditions;

•        the operational and financial performance of comparable publicly traded companies; and

•        the U.S. and global capital market conditions and overall economic conditions.

In valuing our common stock, the fair value of our business was determined using various valuation methods, including combinations of income and market approaches with input from management. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using a discount rate that is derived from an analysis of the cost of capital of comparable publicly traded companies in our industry or similar business operations as of each valuation date and is adjusted to reflect the risks inherent in our cash flows. The market approach estimates value based on a comparison of the subject company to comparable public companies in a similar line of business. From the comparable companies, a representative market value multiple is determined and then applied to the subject company’s financial forecasts to estimate the value of the subject company. The fair value of our business determined by the income and market approaches is then allocated to the common stock using either the option-pricing method (OPM), or a hybrid of PWERM and OPM methods.

Application of these approaches and methodologies involves the use of estimates, judgments, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, and future cash flows, discount rates, market multiples, the selection of comparable public companies, and the probability of and timing associated with possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock

For valuations after the closing of this offering, our board of directors will determine the fair value of each share of underlying common stock based on the closing price of our common stock as reported on the date of grant. Future expense amounts for any particular period could be affected by changes in our assumptions or market conditions.

Income Taxes

We follow the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 740, “Income Taxes” for establishing and classifying any tax provisions for uncertain tax positions. Our policy is to recognize and include accrued interest and penalties related to unrecognized tax benefits in operating expenses. We are not aware of any entity level uncertain tax positions.

Income taxes are accounted for under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the audited consolidated financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in operations in the period that includes the enacted date.

Leases

We adopted ASC 842, Leases (“ASC 842”) as of January 1, 2022. ASC 842 was adopted using the modified retrospective transition approach, with no restatement of prior periods or cumulative adjustments to accumulated deficit. Upon adoption, the operating lease right-of-use (“ROU”) asset was measured at cost, which included the initial measurement of the lease liability, prepaid rent and initial direct costs incurred by the Company, less incentives received. The operating lease liability represents the present value of the remaining minimum lease payments as of January 1, 2022. We elected the package of three practical expedients, which allowed an entity to carry forward prior conclusions related to whether any expired or existing contracts are or contain leases, the lease classification for any expired or existing leases and initial direct costs for existing leases. We elected not to apply the use-of-hindsight to reassess the lease term. We elected not to recognize leases with an initial term of 12 months or less within the consolidated balance sheets and to recognize those lease payments on a straight-line basis in the consolidated statements of operations over the lease term. We elected the practical expedient to not separate lease and non-lease components for all leases. The new lease accounting standard also provides practical expedients for an entity’s ongoing accounting.

The interest rate used to determine the present value of the future lease payments is our incremental borrowing rate, because the interest rate implicit in our operating leases is not readily determinable. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in the economic environments where the leased asset is located. The incremental borrowing rate is calculated by modeling our credit rating on our history arm’s-length secured borrowing facility and estimating an appropriate credit rating for similar secured debt instruments. Our calculated credit rating on secured debt instruments determines the yield curve used. In addition, an incremental credit spread is estimated and applied to reflect our ability to continue as a going concern. Using the spread adjusted yield curve with a maturity equal to the remaining lease term, we determine the borrowing rates for all operating leases.

Impairment of Long-Lived Assets

All of our long-lived assets held and used are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Factors that we consider in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets. When such an event occurs, future cash flows expected to result from the use of the asset and its eventual disposition are estimated. If the undiscounted expected future cash flows are less than the carrying amount of the asset, an impairment loss is recognized for the difference between the asset’s fair value and its carrying value. We did not record any impairment losses on long-lived assets for the years ended December 31, 2022.

BUSINESS

Overview

We are one of the leading craft distilleries in the United States producing, marketing and selling a diverse line of award-winning craft spirits, including whiskeys, vodkas, gins, rums, and “ready-to-drink” canned cocktails. We recognize that taste and innovation are key criteria for consumer choices in spirits and innovate new products for trial in our company-owned distilleries and tasting rooms. We have developed differentiated products that are responsive to consumer desires for rewarding and novel taste experiences. As a result, out of the more than 2,600 craft producers in North America, we have been recognized with more awards for our products from the American Distilling Institute, the leading independent spirits association in the U.S., than any other North American craft distiller for each of the last ten years. We are one of the largest craft spirits producers on the West Coast based on revenues and are developing a national reach in the U.S. through traditional sales channels (wholesale, on-premise and e-commerce) and our unique and recently-developed Tribal Beverage Network (“TBN”) sales channel.

We compete in the craft spirits segment, which is the most rapidly-growing segment of the overall $288 billion spirits market. According to the American Craft Spirits Association, a craft distillery is defined generally as a distillery that produces fewer than 750,000 gallons annually and holds an ownership interest of 51% or more of a distilled spirits plant that is licensed by the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Department of the Treasury. According to the Craft Spirits Global Market Report 2022 of Research and Markets, the craft spirits segment had revenues of in excess of $17.7 billion in 2021 and is estimated to grow at a compound annual growth rate (“CAGR”) of 30.6% to $66.0 billion in 2026. We believe we are well positioned to grow in excess of the growth rate of the market by increasing our marketing efforts, increasing the size of our sales teams and broadening our wholesale distribution.

We sell our products through wholesale distribution, directly to consumers through our five owned and operated distilleries and tasting rooms located in Washington and Oregon and by shipping directly to consumers on-line where legal. Currently, we sell products primarily in the Pacific Northwest with limited distribution in other states throughout the U.S. In addition, in collaboration with Native American tribes, we have recently developed a new sales, manufacturing and distribution channel on tribal lands that we expect will increase and broaden the recognition of our brand as that network expands nationally.

Our growth strategy is based on three primary areas. First, we are focused on growing our direct-to-consumer (“DtC”) sales by shipping to legal purchasers to their homes where allowed. We currently use a three-tier compliant, third-party platform to conduct these sales and deliveries in 34 states in which approximately 83% of the U.S. population reside. This allows us to develop a relationship directly with the consumer through higher-margin sales while collecting valuable data about our best performing products. We can then use this data to target the consumer based on location, age, key demographics and product types. With the data collected, we can also retarget and resell to these customers, thereby generating more revenue.

Our DtC sales also support our second growth area, which entails growing our wholesale volume with our distributors through key national accounts both on-premise and off-premise. By building brand recognition for key products in selected regions or state through DtC sales, we can better support the wholesale launch, marketing and product pull-through of those products in partnership with wholesalers in those targeted states. While DtC sales result in singular high-margin sales, growing volume through wholesale distribution is the most efficient way to drive large-scale growth across retail chains.

Third, we are focused on expanded growth of our collaboration with Native American tribes through the TBN model we created. In concert with tribal partners, this sales channel includes Heritage-branded micro production hubs, Heritage-branded stores and tasting rooms and the sale of our products and new tribally-branded products. In the typical TBN collaboration, the tribes will own these businesses, and we will receive a royalty on gross sales through licenses we grant to use our brands, products, recipes, programs, IP, new product development, on-going compliance support and the other support we provide. The TBN is expected to form a network of regional production hubs that will support product trials and sampling, and will generate sales of finished, intermediate and bulk spirits depending on location, equipment and market. Importantly, because these premium spirits will be produced locally, we believe the TBN will promote the positioning of our brands as local and regional. We expect that, as the brands grow and the TBN footprint expands, there will be an important synergy with increased adoption and growth through our wholesale channels in the regions where the TBN locations are driving trial and awareness. Similarly, as demand for our products grow through our wholesale channels, there should be a positive effect on the demand for our products through the tribal distilleries.

Competitive Strengths

We attribute our success to the following competitive strengths.

•        Compelling Product Offerings — Flavored Craft Spirits and Ready-to-Drink (“RTD”) Segments.    We offer a diverse line of traditional and flavored craft spirits and innovative and refreshing canned RTD alcoholic beverages with appealing taste profiles, such as Cocoa Bomb Chocolate Whiskey, Florescence Grapefruit & Pomelo Vodka, Peachy Bourbon Canned Cocktail, and Blood Orange Vodkarita. This is evidenced by the more than 300 awards we have received over the past ten years. We were the original creator of Flavored Bourbon, a flavored bourbon that won “World’s Best Flavored Whiskey” by Whiskey Magazine in London two years in a row — an unprecedented feat.

•        Premium Aged Whiskeys.    We have been testing, distilling and aging premium whiskeys since our inception over ten years ago. Unlike many new brands entering the premium craft whiskey and bourbon category that rely on sourced liquid for their blends, we chose to produce and age all of our own product in-house for our recently-launched super premium whisky line under our Stiefel’s Select label. This approach has allowed us to leverage our experience and our innovative distillation methods while taking advantage of the Pacific Northwest’s unique climate to produce aged whiskeys that are highest quality and authentic to our name. We introduced our first single barrel selections to the public in late 2022 under the Stiefel’s Select brand. The initial single barrel selections, which included a four-grain bourbon, a high rye bourbon, a wheated bourbon, a peated bourbon, a 100% rye whiskey and a single malt whiskey, sold out quickly, and we have begun releasing more single barrel selections to the market. We expect to continue to release these whiskeys as either “single barrel picks” or “small batch blends” depending on the recipe and target market. We have been awarded a Double Gold Medal, Gold Medal and Best of Category for our first releases of Stiefel’s Select by some of the most prestigious spirits competitions in the world, including at the San Francisco International Spirits Competition and the Fred Minnick Ascot Awards.

•        Differentiated Distribution Strategy.    We believe we have a strong distribution approach that increases the availability of our brands and product offerings to our target consumers.

•        Direct to Consumer (“DtC”).

•        We have five Heritage-branded tasting rooms in the Pacific Northwest and one TBN-partner tasting room that allow us to sell directly to consumers and that we use to sample new products and ideas.

•        We also sell through e-commerce and engage in other subscription-based program activities to target customers to generate recurring revenue and customer loyalty. Commencing in March 2023, we contracted with Speakeasy Company (“Speakeasy”) to sell online to consumers in 34 states via Speakeasy’s three-tier compliant system. Prior to this contract, we shipped directly to consumers in only nine states. This sales method allows us to collect high-margin sales and consumer data to drive future sales and to support the growth of our traditional spirits thorough the three-tier wholesale system.

•        In our Cask Club® program, consumers join as members and work with our distilling team to develop their own 10-liter barrel batches, which are custom aged, flavored, bottled, proofed and labeled in our retail locations. Over the last ten years we have demonstrated that this program creates repeat customer foot traffic in our tasting rooms and encourages members to bring friends and family to the locations to sample products, enjoy cocktails and purchase products of their own. It also serves as an innovation laboratory that provides us with an opportunity to develop and test new products and concepts with the goal of bringing the strongest performers to market.

•        In our Spirits Club®, a DtC subscription service, we offer members the opportunity to purchase three or four selections of spirits per year, which are automatically shipped to their homes or are available for pick up in our tasting rooms.

•        Wholesale.    We have distribution agreements with the two largest spirits distributors in the U.S., Southern Glazers Wine and Spirits (“SGWS”) and Republic National Distributing Company (“RNDC”), each of which has a dedicated sales force in our core states of Washington, Oregon and

Alaska focused on our portfolios. The revenues of these distributors in 2022 collectively represented more than 50% of the market share of the total wine and spirits wholesale market in the U.S. Our existing wholesale footprint includes the seven states in the Pacific Northwest (Washington, Oregon, Alaska, Idaho, Montana, Utah and Wyoming) and special order options in Virginia through the state liquor system. Our wholesale leadership team is actively meeting with additional distributors in other states to expand our footprint for wholesale sales in 2024 and beyond.

•        Tribal Beverage Network.    We believe the TBN model is unique in the adult beverage industry. To set up this network, we have leveraged the role of our Chief Executive Officer in overturning in 2018 a 184-year-old law prohibiting Native Americans from distilling spirits on tribal lands. We designed the TBN to assist Native American tribes in developing a new business, complementary to their existing casino and entertainment businesses, in order to attract new visitors and consumers. We work with the tribes to learn the distillery business, and to sell our and their own spirits through their adjacent facilities, including tasting rooms, restaurants and shops. By working with us, tribes get access to our expertise and to our full portfolio of brands. We believe this is a significant new business opportunity for tribes with the potential for strong revenue and profit growth, allowing tribes to capture the full margin benefit as manufacturers and the ability to collect and keep state spirits taxes for products made and sold on their sovereign land.

According to 500nations.com, a website focused on Native American tribal casinos and casino gambling, there are currently 245 tribes in the U.S. operating 524 gaming operations in 29 states, generating annual revenues of approximately $32 billion. In most counties across the U.S. in which there are tribal casinos, the casinos are the largest accounts for spirits, beer and wine in such counties. We believe a significant percentage of the millions of visitors collectively visiting those tribal-owned operations will patronize Heritage-branded TBN distillery tasting rooms to sample and consume cocktails, sign up for one or more of our subscription-based member programs and purchase bottles of spirits to go. Under this model, the tribes exercise their tribal sovereignty and enter a new business with significant revenue and margin potential. The TBN model also includes us working with each of the participating tribes to develop their own unique brands to feature in their properties and regions.

We believe the TBN model is unique in the adult beverage industry. To set up this network, we have leveraged the role of our Chief Executive Officer in overturning in 2018 a 184-year-old law prohibiting Native Americans from distilling spirits on tribal lands. We designed the TBN to assist Native American tribes in developing a new business, complementary to their existing casino and entertainment businesses, in order to attract new visitors and consumers. We work with the tribes to learn the distillery business, and to sell our and their own spirits through their adjacent facilities, including tasting rooms, restaurants and shops. By working with us, tribes get access to our expertise and to our full portfolio of brands. We believe this is a significant new business opportunity for tribes with the potential for strong revenue and profit growth, allowing tribes to capture the full margin benefit as manufacturers and the ability to collect and keep state spirits taxes for products made and sold on their sovereign land.

•        Co-Located Retail Spaces.    Our marketing plan includes partnering with some of the most highly-regarded premium craft spirits producers in key regions across the U.S. to co-brand and cross operate retail tasting rooms. Qualified partners must have the key attributes of high-quality products, a consumer-focused tasting room opportunity to drive trial and sales, and the ability to send and receive spirits in bulk for localized bottling. As we and these other producers cross-brand our collective tasting rooms to consumers who do not otherwise have access to them in their general markets, we believe we will collectively be driving more consumer trials and increased sales, as well as building co-marketed brands in other regions of the country without the expense of new buildings, leased spaces, production capacity, employees or other capital expenditures.

•        Capital-Efficient and Scalable Operational Structure.    We have strategically structured, and plan to continue to structure, our organization and operations to minimize and most effectively manage our capital investment requirements while maintaining flexibility to rapidly scale our production capabilities while minimizing future capital expenditure to meet consumer demands. We do this by utilizing our internal distilling and bottling capabilities while leveraging a network of reputable third-party providers with industry expertise and experience performing various functions falling outside of our internal core competencies. For example, we have an existing contract with the Chehalis Tribe in southwest Washington state to utilize a certain amount of their production capacity for the distillation, production and blending of our products.

We also contract with third-party canning and packaging companies to pack our RTDs rather than investing in the required equipment and supporting infrastructure and personnel for in-house canning operations. We can also source specific spirits or buy bulk spirits in the market or have them produced at tribal and non-tribal facilities under contract. We believe the planned expansion of the TBN will also enhance our ability to scale our production, distribution and selling operations with limited capital expenditures across many regions of the U.S. while allowing us to retain “local” brand status in those areas. We plan to continually review the structure of our organization and operations, and to make any changes we deem necessary, to best accommodate our growth and changing market conditions.

•        Food and Beverage Industry Experience.    Our executive team and board of directors operates with a focus on human capital management that holds a firm belief that quality people with proven track records can produce quality results. Our leadership team and board of directors are made up of multi-disciplinary executives with proven track records of successfully launching, growing and operating companies of all sizes and across industries, including in the spirits industry.

Strategies for Growth

Our growth plan focuses on gaining brand and product visibility, thereby increasing sales and market share, by executing the following strategies:

•        Grow Brand Recognition for Our Principal Product Lines Through High-Margin DtC Sales.    By taking advantage of the internet and targeted digital marketing, we can place our brands in front of consumers and make direct sales to them. These sales generate high-margin revenue for us while building our customer data base and product data. We plan to further leverage direct-to-consumer sales through company-owned tasting rooms, through the TBN and through co-located tasting rooms.

•        Grow Our Principal Product Lines Through High-Volume Distribution.    By leveraging the data we collect from our DtC sales, we plan to continue to produce and sell innovative, premium-branded products through our primary channels of distribution. These channels consist of wholesale distribution to retail establishments such as retail supermarkets, liquor stores, state liquor stores (in control states), hotels, casinos, bars and restaurants.

•        Grow the TBN model.    One of our primary focus areas is the expansion of the TBN to create a national network of tribal spirits production and retail operation locations in or around tribal casinos and high-foot-traffic entertainment districts on tribal lands. We believe these operations will benefit from the fact that, as sovereign nations, tribes are exempt from a variety of state and local zoning and construction codes and can collect and keep state and local excise and sales taxes on the products they produce and sell on tribal lands, along with distributing products to their own properties.

•        Continue to Innovate New Products.    We plan to continue to employ a synergistic process of rapid development and testing of new products through DtC sales, sampling in our company-owned distilleries and tasting rooms and, in collaboration with the TBN, selling products to consumers in our Heritage-branded TBN distilleries. Once we obtain positive feedback on a new product, we can then launch it for sale directly to consumers via the internet to generate revenue and collect more data from consumers across the country. With new data in hand, we can make decisions with our wholesale partners on which products should be taken to the wholesale market. This direct-to-consumer launch model is a strategy we have utilized since our inception. It has been an important part of our ability to launch, test, re-formulate and re-launch products that have subsequently proven to be appealing to consumers.

•        Continue to Innovate Marketing Through the Adoption of Artificial Intelligence (“AI”).    We plan to continue testing new AI technology, methods and tools focused on the creation of content, designs, themes and audience identification to maximize the efficiency of our marketing efforts.

Market

We believe we are well positioned to grow as the overall spirits market continues its growth at the expense of beer and wine. Recent studies demonstrate that the spirits market is growing annually in terms of total alcohol volume and as a percentage share of alcohol dollars. According to drink market analysis firm IWSR, a leading source of data and intelligence in the alcoholic beverage market, spirits have gained market share among other alcoholic beverages continuously since 1998 (23 years), as consumers trend away from beer and wine into spirits. From 2000 to 2021, the market share of spirits by value increased nearly 13 percentage points, from 28.7% to 41.3%, according to Statista. Statista reports spirits now represent the largest dollar share of the alcohol beverage market in the U.S., surpassing total beer value for the first time in 2022. IWSR anticipates that by 2029, for the first time ever, beer will no longer drive the lion’s share of alcoholic beverage sales by volume. In the U.S., spirits sales are projected by Grandview Research, a market research firm, to be $279 billion by 2028, growing at a 7.7% CAGR. Because spirits are worth more per ounce in the market than beer, as the spirits volume occupies more of the consumer share, the value of that share for spirits as a percentage of all alcohol dollars spent will be even higher. We believe we are leaning into the market just as the rate of increase in spirits volume and value are set to achieve historic growth, making us well positioned to grow with the predicted growth of the overall spirits segment.

According to IWSR, in 2015, craft spirits volume market share was just 2% of the total spirits market; by 2020, this had more than doubled to almost 5%. An even greater gain was seen in value terms, with 2015’s market share of 3% increasing to 7% by 2020. IWSR predicts that by 2025, craft spirits are forecasted to increase their volume market share to nearly 10%, and over 13% in market share value. This growth is in line with historic and current trends across the craft beer market from its inception in the 1980s, which initially represented less than 1% of the overall beer market and now commands more than 20% of the beer market by volume. IWSR posits that the driving force behind this growth will be the expansion of national distribution of craft spirits, some of which will be the result of acquisitions by larger groups. Confirming the IWSR predictions, the American Craft Spirits Association annual data project for 2022 shows that the market share for craft spirits has doubled since 2016.

As a result of our position in the craft spirits segment of the overall spirits market, we are situated in the fastest-growing segment of the spirits market, which itself is the highest growth segment of the adult beverage market. In addition, according to the Distilled Spirits Council of The United States, consumers are increasingly shifting towards higher premium products in the spirits market, with spirits brands in the U.S. enjoying a multi-decade-long trend towards high-end and super premium products. Goldman Sachs Equity Research predicts super premium spirits products will soon represent almost 38% of the overall spirits market, and spirits have also demonstrated to be recession resistant in the U.S. over time, with a correlation coefficient of 0.002 since 1962 by volume.

Our Brands and Products

When we first opened in 2012, we produced only a limited line of traditional spirits products. However, in response to customer demand and consumer testing that we performed through our tasting rooms, we moved into the flavored segment in 2014 and launched 22 different flavored vodkas. As sales increased, we offered eight products through local distribution and over time have winnowed those products down to a core six flavors at wholesale. In 2014 we created a line of spirits products under the BATCH No. 12 banner, which we still sell today. It is primarily featured in the well at on premise accounts. It provides a baseline of volume for us as we execute on our plan to transition to higher margins spirits.

In 2015, we launched Special Forces Whiskey, a premium brand positioned towards active-duty military, retired military, military families, and others supportive of the armed forces in the Pacific Northwest, where the 1st Special Forces Group is stationed at Joint Base Lewis McChord (“JBLM”). We have produced seven blends of Special Forces Whiskey annually since 2015, and a portion of the sales proceeds of this brand are donated by us to special forces charities annually. These donations currently support the 1st Special Forces Group at JBLM and we have raised more than $150,000 for charities at JBLM to support military personnel and their families. We are in the process of expanding this concept to the multiple Special Forces groups across the country with a greater emphasis on distribution in more states and direct to consumer shipping through our eCommerce platform. The new series will be called Special Operations Salute and it will consist of various bottlings branded for Army, Navy, Air Force, Marines, Coast Guard, National Guard, Air Guard and first responders.

There are approximately 18.3 million active-duty military and retirees in the U.S., including National Guard, Air National Guard and reservists in each branch of the military. Assuming 1.5 dependents per person (a dependent is defined by the military as a spouse, child under 21 unmarried or under 23 if a student, parent or custodian dependent), the total population of active military, retired military and dependent affiliated persons is 45.75 million people. There are another 660,000 active-duty civilian law enforcement officers, 1 million career and volunteer firefighters, plus millions of retirees and affiliated family members. We believe the new Special Operations Salute line will garner a large following given the specialty packaging and non-profit charitable partnerships we are forming to support the launch and sale of the line.

In 2015, we also launched our Dual Barrel series of bourbon and rye whiskey, which through the end of 2022 was sold nationwide primarily through Total Wine and More under their Spirits Direct program. At the end of 2022, we withdrew that brand out of the Total Wine exclusive program so we can sell it across more states and across more retailers to achieve higher volume and growth.

In 2017, we created and launched Flavored Bourbon, a bourbon flavored with brown sugar and cinnamon. It quickly grew into one of the fastest-growing flavored whiskeys in the Pacific Northwest and was named “World’s Best Flavored Whiskey” in 2018 and 2019 by Whiskey Magazine in London. In 2020, we sold a majority interest in the brand to an industry group and retained a significant minority position. We have an economic right to participate in any ultimate sales proceeds of any sale or other disposition of substantially all of the purchaser’s business or assets (for example, if the brand is sold, or if distributions or revenue shares from brand profits are generated). Following on the success of the Flavored Bourbon brand, and after examining the market, we created Cocoa Bomb chocolate whiskey, and tested it in limited distribution in the Pacific Northwest in 2022 with plans for wholesale expansion in 2023 and beyond. Cocoa Bomb was recently recognized as the best flavored whiskey in the West by Sunset Magazine.

While we were producing the whiskey products described above, we were aging additional whiskey with the goal of creating bottles of single-barrel selections with specific flavor profiles to appeal to the growing “bourbon hunter” demographic — a subset of whiskey drinkers who seek out small batch and unique high-quality whiskeys. Unlike many new brands entering the premium craft whiskey and bourbon category that rely on sourced liquid for all or a portion of their blends, we produce and age all of our product in-house for our Stiefel’s Select line. This allows us to leverage our experience and our innovative distillation methods while taking advantage of the Pacific Northwest’s unique climate to produce aged whiskeys that are authentic to our name and of the highest quality. Depending on the particular product, ingredients are blends of corn, rye, malted barley, unmalted barley, peated malt and wheat. Once aged, the finished product is bottled at 94 to 100 proof and are all aged in heavy-charred American Oak barrels. Future releases could also include barrel-strength releases to be priced at the high end of the super-premium range. Each barrel is bottled, hand labeled, and hand numbered with sequentially-numbered bottles. All of the whiskeys under this brand are aged at least four years and are selected based on stringent tasting protocols we have developed. We are working with Julia Nourney, an international whiskey expert, on additional blending and maturation protocols for the selection of barrels qualified for bottling under the brand. We released five barrels under this program at the end of 2022 and have released nine barrels so far in 2023. We may release another ten barrels in the fourth quarter of 2023. We plan to increase the release of barrels in 2024. We also plan to build up our inventory of aging whiskey in barrels to increase product availability over time. Aged whiskeys are priced at super-premium prices and are frequently supply-constrained due to market demand and the time required to produce these products. As of June 2023, we had 821 barrels of aged spirits. This inventory was comprised of predominantly aged whiskeys, but also included some barrels of rum and brandy. The prices at which we sell a barrel range from a low of $5,500 at wholesale to a high of approximately $20,000 if the contents are sold by the bottle through our own retail channels. Since the launch of Stiefel’s Select, we have already been awarded a Double Gold Medal, Gold Medal and Best of Category for our first releases by some of the most prestigious spirits competitions in the world.

In late 2022, we also launched Florescence Vodka, a bold and clean vodka flavored with pomelo and grapefruit and made in collaboration with cookbook author and celebrity chef, Danielle Kartes. The product flavor and label of this product is geared toward female consumers, and through Ms. Kartes’s strong media presence, this product has already received significant media placement. It was recently approved for sale by Total Wine & More across Washington, Oregon and Alaska.

In keeping with consumer trends, we also developed a line of super premium spirits-based RTDs in 12-ounce cans for on-the-go consumers. The RTD segment is among the fastest-growing segments of the alcoholic beverage market in the U.S., and our line of award-winning RTDs began to gain wholesale momentum in the Pacific Northwest in late 2022. These products come in four flavors: Peachy Bourbon, Gin Jam Fizzzz, Easy Peasy Lemon Squeezy and Blood Orange Vodkarita. Each recipe features a burst of flavors, low carbonation and a low 6.9% ABV (alcohol by volume). In a recent survey of 993 customers in our tasting rooms, 70% replied they would purchase our RTD products at a retailer, with the largest group of responders to the survey in the 26-45 age demographic. All four products have won awards from respected tasting competitions, including Peachy Bourbon, which was named best overall RTD among all RTD products by the Seattle Cocktail Club, a collection of the top bartenders and industry insiders in the region. In May 2023, all four RTDs ran the table at the International SIP judging with 3 Gold Medals, a Double Gold Medal, two Consumer Choice Awards and an Innovation Award. In the U.S., RTDs are projected by Grand View Research to reach $2.4 billion in revenue by 2030 with a 13% CAGR from 2020 to 2030. Consumers are increasingly favoring RTDs because of their convenience, consistent flavor profiles and lower alcohol content, which we believe helps to position the products in the growing “better for you” segment of the adult beverages market.

We also feature a series of gins, rums and limited-edition products, primarily in our tasting rooms as we examine which products perform well enough to try to push into broader distribution.

Distribution and Sales

We utilize an omni-channel approach for the distribution of our products, which includes sales through our-branded distilleries and tasting rooms; wholesale through distributors to retailers and on-premise accounts, such as bars and restaurants; DtC online sales; sales through state control systems; and sales through the TBN.

This approach includes five company-owned and Heritage-branded tasting rooms, two of which are attached to our distilleries in Washington and Oregon. We also have licensed out our brand, products and programs under our TBN model to the Chehalis Tribe. These activities take place in their facility with our Heritage branding on the front of the building and featured throughout the interior. More information on our TBN effort are detailed in the next section.

As part of our innovation cycle, we utilize our owned distilleries and tasting rooms in the Pacific Northwest and partner tasting rooms to test products and trial and sell directly to consumers. In our tasting rooms, consumers can try new products as well as the mainstay or limited-production branded spirits and cocktails while they experience the excitement of drinking in a differentiated environment. We have developed a strong membership base across our facilities with over 2,500 active members, many of whom participate in our surveys on trends and taste preferences. These members are either part of our Cask Club, which allows them to develop custom products selected from a list of pre-approved recipes in our portfolio and to age them in their own 10-liter casks in our facility, or they are members of our Spirits Club, receiving regular shipments of spirits throughout the year.

We also rely upon, and intend to increasingly grow, wholesale distribution of our products. SGWS, the leading U.S. spirits distributor with an approximately 34.6% market share across the U.S. in 2021, distributes our original mainstream products in Washington, Oregon and Alaska. For the years ended December 31, 2022 and 2021, SGWS represented over 10% of our revenues. In July 2021, we began a distribution arrangement with RNDC, the second largest U.S. spirits distributor with an approximate 20.3% market share in 2021, covering 39 of the 50 states in the U.S. plus Canada. We are adding distribution in Texas through Green Light Distribution beginning in October 2023 and are securing meetings in Q1 of 2024 with new distributors in additional states to expand our reach in 2024.

We supplement the work of our distributors with a direct sales force of individuals assigned to specific sales territories in the Pacific Northwest, California and Texas. These individuals manage the relationships with the applicable distributor’s sales teams, who themselves have more than 200 people selling products to accounts. This team works directly with retailers and on-premise operators to build demand and support their needs for marketing and other Heritage-specific information. In 2022, we sold approximately 23,000 cases through approximately 2,600 points of distribution. Through the first half of 2022, we sold approximately 11,338 cases of product through the wholesale channel. For the same time period in 2023, we sold approximately 11,622 cases of product through wholesale, an increase of 2.1%.

In order to achieve our growth objective of increasing wholesale sales and revenue, we recently hired a national sales executive to work directly with our distributors and key accounts to gain greater focus and execution. In the U.S., liquor sales in approximately 17 states are controlled by state governments (such states, or “Control States”), and as a result, all spirits products in such states are sold and distributed through state liquor warehouses and state owned or controlled stores. In those jurisdictions, distributors function in a manner similar to brokers, increasing product awareness to gain placement in retail and on-premise outlets. We also utilize sales managers who handle regional and local sales for specific stores. Sales managers are responsible for all activities related to the sales, distribution and marketing of our brands to the retail partners and distribution network.

As for our DtC channel, we have started to utilize new technologies and collaborations with the goal of reaching consumers in more than 34 states in 2023. This direct-to-consumer opportunity allows us to sell products to consumers in more states and enables the collection of consumer data and supporting growth in product demand, which helps our distributors sell branded products in more states.

Tribal Beverage Network (TBN)

In addition to our traditional distribution channels, we have formed the TBN, which we believe will become an important production, sales and marketing channel over time, while helping to build our overall brand. This network was formed in collaboration with Native American tribes interested in entering a new business line that became available to them for the first time in 2018. In 2018, Justin Stiefel, our Co-Founder, Chairman and Chief Executive Officer, worked with the Chehalis Tribe of Oakville, Washington to lobby the U.S. Congress to pass legislation that overturned a 184-year federal law prohibiting spirits production on tribal lands. As a result of this landmark legislation, Native American tribes have a new economic opportunity and we are working with a number of Native American tribes on the development of our branded distilleries and tasting rooms, as well as the sale of our products and the creation of brands unique to participating tribes.

Today, Native American tribes that sell spirits to visitors at their casinos, restaurants, golf courses, hotels, resorts and shops are the largest sales accounts for spirits, wine and beer in each county in which they are present. Accordingly, we believe the potential revenue for participating Native American tribes is significant. At June 30, 2023, there were approximately 245 Native American tribes in the U.S. with 524 tribal casinos in 29 states that generated annual revenues of approximately $32 billion. Not all tribes own casinos and several do not permit the sale of alcohol on their tribal lands. Each tribal casino that serves alcoholic beverages is the largest beer, wine and spirits account in the county or state in which they are located. Of the 524 tribal casinos, we estimate that approximately 250 are viable candidates for our TBN model. We calculate that with 100 TBN production and retail locations up and running in or near tribal casinos and entertainment districts, the participating tribes collectively can earn revenue from spirits sales and taxes on the products produced on their lands in excess of $450 million per year, and that we can earn royalties of approximately $45 million annually from these activities based on the value we bring to the relationships and operations. We believe the combination of growing TBN locations with more consumer exposure to our brand and products and the resulting product adoption within each region will support wholesale product sales with a positive feedback loop for our wholesale growth initiatives.

Using a “distributive and localized” network model, we expect to collaborate with tribes to lead the development of a nationwide tribal network for the production and sale of premium, branded craft spirits. The network is comprised of tribally-owned, localized distilleries with a centralized high-volume distributive distillery serving a specific area or region of the United States. Initial distilling production will occur at a single facility with additional distillers receiving bulk spirits for final production and sale. By using this approach to production, each localized distillery is expected to be able to produce finished spirits through bottling, canning and labeling without the need for excess distilling equipment and unused capacity.

We generally seek to negotiate multi-year contracts with tribes of up to nine years, plus extensions, and to charge a mix of advisory fees and royalties. In exchange for these fees, we provide services relating to economic analysis, location design, pre-opening hiring and training, marketing support, centralized marketing development, raw input sourcing, bulk buying power for direct inputs such as glass, labels, caps, merchandise, new product development, monthly reporting, compliance and back-office support, halo marketing, staff training and new product development. Upon the commencement of a contract, we charge development fees associated with analysis, pre-design, design and pre-opening service for advising the tribe on the development of distilleries, tasting rooms and brands, and then charge a royalty on gross revenue once the distillery is operating. As part of the agreement, the applicable tribe is expected to produce and sell our branded products, and we are expected to work jointly with the tribe on products and brands unique to the tribe and its locations and regions. We have already entered into agreements with multiple tribes, the first being the Chehalis Tribe in Washington, whose facility is up and running. We recently announced our agreement with the Tonto Apache Tribe in Arizona, which is working to opening its facility by early 2024. We have additional agreements in place with several other tribes in Washington, Idaho, Oregon and Oklahoma, which will each be publicly announced based on each Tribe’s own schedule. We are in discussions with several additional tribes in other states as we work to build out this model.

Pursuant to our multi-year agreement with the tribes, we license portions of our intellectual property, including our brands, recipes, awards and programs, to the tribe for use at their branded facility. We also assist the tribe with new product development, marketing, distribution, and tasting room and Cask Club operations. We earn a fee from the tribe based on revenue earned by the tribe for retail operations related to distilled spirits sales and services on site and based on additional production we bring to the facility. The parties can terminate the agreement under certain circumstances, including upon certain events of default, including a material breach of the agreement, failure to achieve profitability after five years, changes in federal or state laws related to alcohol, and a change of control of our company, among other limited events. We intend to enter into similar agreements with other Native American tribes going forward.

We believe that membership in the TBN provides extensive benefits to participating U.S. tribes, whether a tribe owns and operates a distributive facility or a localized distillery within the network, including profit margins that are estimated to equal or exceed 80% on retail activities before fees are charged. Tribes also enjoy unique benefits related to property and sales taxes associated with the production and sale of spirits on tribal trust land, including:

•        Tribes keep state and local liquor taxes on the sale of spirits they produce and sell to consumers on their lands, which allows tribes to generate strong profitability.

•        Tribal land is sovereign land, so tribes control their own zoning and permitting, which enables them to substantially reduce the time and expense required to begin construction as compared to building on non-tribal land.

•        Tribes pay no sales tax on purchases of equipment or construction of distilleries and tasting rooms, which lowers start-up costs as compared to non-tribal locations.

•        Tribes also pay no state or county property tax, inventory tax, personal property tax or ad valorem tax, which lowers their overall cost of operations compared to operations set up outside of the tribal land.

In addition to the revenue generated by spirits produced on-site, we plan to create a member-based rebate for each tribe participating in the TBN based upon the production and sale of products on tribal lands and the overall growth of the brands produced on tribal lands and benefitting from marketing support at tribal casinos and entertainment districts. We believe this rebate will encourage more tribes to enter the TBN and will enable participating tribes to share in the overall growth. In addition, by aligning with our nationwide branding and marketing efforts, TBN member tribes will receive support for the promotion of their own spirits production and associated events and activities. We believe that tribes that choose to locate a TBN distillery and our branded tasting room on, in or near a gaming and hospitality property will find the refined presentation of our locations adds a sophisticated, appealing experience to a dynamic space. The addition of this new customer amenity to a casino resort can highlight certain programs, thereby driving customer loyalty and repeat visits, while increasing margins through beverage sales via on-site restaurants and bars.

Under the TBN model, the participating tribes will fund the construction of their own distilleries and production and storage facilities and will pay all of the operating expenses of those facilities while we provide support for the tribe’s operations, marketing, new product development and regulatory compliance functions. Heritage will provide tasting room managers to ensure consistency of operations, training and product and brand integrity. The recovery of the cost to Heritage associated with these employees comes off the top of retail revenue generated in the TBN tasting rooms. To facilitate the efficient construction of tribal distilleries, we have a strategic relationship with Haskell Corporation (“Haskell”), a leading architectural, design and construction company in the beverage space. Under this arrangement, Haskell will serve as the engineering, procurement and construction partner for the tribal properties developing a larger production facility. Haskell has been recognized for its work in the design and construction of distilleries and was the highest-ranked food and beverage manufacturing contractor by Engineering News-Record in 2021 and 2020.

Marketing

We believe we have developed a successful sales and marketing approach with our limited resources and anticipate that investing additional resources will be an important element in increasing the visibility of our brands and product offerings to our target consumers to support our ongoing growth.

Omni-Channel Marketing Approach.    Today’s consumers interact with brands through many channels, from traditional media to social media and other digital channels, and through various in-person and online purchasing methods. In order to build the visibility of our brands and create a grassroots consumer following to support our distribution channels, we have employed a strategic multichannel marketing approach that we believe allows consumers to engage with our company on their own terms and permits us to expand and deepen recognition for our brands. In addition to promotional activities, our marketing strategy utilizes data analytics, digital techniques and efficiency metrics, across a cross section of social media, lifestyle and brand influencer activities.

Working with one of our strategic advisors, we have developed an area of focus on DtC sales channels. While still in its early development and testing phases, the concept is to develop and streamline ways to get our products directly in front of consumers for trial, sampling and purchasing in our branded tasting rooms, partner TBN tasting rooms, TBN-specific entertainment districts with pop-up shops, trial, sampling, and bottle sales, and future planned co-located collaborative tasting rooms in partnership with other premium craft producers across the United States. The platform is built upon one-to-one marketing efforts through digital, social email and text to drive consumer trial and adoption of products and brands. We are also experimenting with artificial intelligence (“AI”) to create dynamic content to better identify and connect directly with consumers in key target demographic for each product and brand. The sales resulting from such efforts tends to be higher margin than the traditional wholesale route to market, which is the norm in the spirits industry right now. While all the other craft brands fight for shelf space in an increasingly crowded marketplace bottlenecked by more and more distributor consolidation, we are developing a route to go straight to the consumer through multiple paths in a one-stop retail way that allows us to control the dialog and the brand position and to collect the consumer data. This effort has the combined positive attributes of allowing us to generate sales at high margins, capture consumer data and contact information for future sales targeting, and to build brand and product recognition to better support the wholesale launches of the best performing products and brands in the general market.

Labelling and Innovative Packaging Initiatives.    We recognize the importance of packaging and product labelling and their influences on consumers’ purchasing practices. We conduct surveys and consumer research to validate the taste profile and positioning of our products. As we grow, and will be able to access more resources, and we expect that our ability to refine our products in response to consumer interests will improve.

Production

We have two distilleries and two warehouses comprising an aggregate of approximately 100,000 square feet dedicated to end-to-end production and storage. Each distillery has and maintains mash, fermentation, distillation and bottling equipment. We began production of spirits after a thorough market search for high-quality equipment at each stage of the production process. For example, we selected Italian distilling equipment that provides for gentle treatment of the spirits and easy calibration in order to produce clean flavor profiles. Additionally, we source barrels made by Spanish coopers using American white oak that is cured in Spain for two years. We believe these special barrels and the charring levels in each one allows us to make consistent, smooth and flavorful spirits.

Sustainability is also an important aspect of our selection of grains. Where possible, we select family farms using organic and regenerative processes. As an example, according to the research database Science Direct, regeneratively grown grains typically save approximately 170,000 gallons of water per barrel produced over the course of the growing cycle.

Based on management’s estimates, we believe our current production capacity can expand by approximately six times without the need for additional investment. As volumes grow, we expect that future production capacity will also be provided by distilleries affiliated with member tribes in the TBN.

Raw Materials and Suppliers

Generally, the principal raw materials used in our products include corn and other grains (including rye, barley, wheat, barley malt and milo) and flavorings. The principal materials used in the packaging of our spirits include oak barrels, glass bottles, labels, aluminum cans and cartons. These materials are generally readily available from a number of sources, except for new oak barrels, which are available from only a more limited number of sources. As we have historically sourced grains from farms with which we have personal relationships, we have few long-term contracts in place with suppliers. However, from time to time, these raw materials are affected by weather and other forces that could impact production and quantity.

Competition

The alcoholic beverage industry is highly competitive. We believe the principal areas of competition include, among others, flavor, packaging and positioning innovations, pricing, and distribution locations and shelf space, as well as promotional and marketing strategies. Our products compete with a wide range of other beverages, including spirits, beers and wines, and other alcoholic beverages, and increasingly non-alcoholic beverages designed and marketed to mimic the flavor of alcoholic beverages. Many of these products are produced by a relatively large number of companies, many of which have substantially greater financial, marketing and distribution resources than we do.

Within the craft spirits segment of the market, important factors affecting our ability to compete include speed of innovation, product appeal and differentiation to consumers, brand and product image, taste and flavor of products, trade and consumer promotions, attractive packaging, product placement and distribution, access to capital and other resources, marketing and pricing. We also rely on our distributors to provide stable and reliable distribution and to secure adequate shelf space in retail outlets. Competitive pressures could cause our products to lose market share or experience price erosion, which could materially impact our business and results of operations. These pressures could include directly competitive innovations, new products that are better aligned with consumer preferences, greater marketing spending, better placements, or a decline in consumer interest in the craft spirits segment overall.

We have experienced, and continue to experience, competition from new entrants in the craft spirits category. According to the American Craft Spirits Association, in 2021 there were approximately 2,600 active craft distilleries in the United States. Leading global participants entering and operating in the craft spirits market through the acquisition of small brands include Rémy Cointreau, William Grant & Sons, Pernod Ricard SA (OTC: PRNDY), Anchor Brewers & Distillers, Diageo PLC (NYSE: DEO) and Rogue Ales & Spirits.

While competition in the craft spirits space is growing, most craft producers attempt to boast about a singular accomplishment, such as a singular product, a special package or a single marketing idea. We believe we offer several advantages relative to our competitors, including: a complete and end-to-end experience and product positioning; superior production methods resulting in award-winning products; a savvy and experienced team; an on-ramp for national distribution growth; a unique go-to-market growth route through the TBN; and, creative marketing strategies. We believe few participants in the craft spirits segment can point to a similar collection of assets and opportunities.

Regulatory Matters

Along with our distributors, retail accounts and ingredients and packaging suppliers, we are subject to extensive regulation in the United States by federal, state and local government authorities with respect to registration, production processes, product attributes, packaging, labeling, storage and distribution of the craft spirits, RTD canned cocktails and other products we produce. When we work with tribes, we are also subject to certain tribal requirements.

We are subject to state and local tax requirements in all states in which our products are sold, as well as federal excise taxes on spirits we remove from bond. We monitor the requirements of relevant jurisdictions to maintain compliance with all tax liability and reporting matters. In states in which we maintain distilleries and tasting rooms, we are subject to a number of governmental authorities, including city and county building, land use, licensing and other codes and regulations.

We have contracted with a third party to manage our regulatory licensing and renewal activities. We maintain licenses that enable us to distribute our craft spirits and RTD pre-mixed cocktails in all 50 states plus Washington, D.C., and to sell directly to consumers in 34 states via a three-tier compliant third-party firm. We currently utilize software tools available to the industry and work with our license compliance service provider to navigate and manage the complex state-by-state tax and other regulations that apply to our operations in the alcoholic beverage industry. This has enabled us to expand our operations and to grow our revenue while reducing the administrative burden of tax compliance, reporting and product registration. We plan to leverage our expertise and relationships with third-party service providers in this area to assist tribes participating in the TBN.

Alcohol-related regulation

We are subject to extensive regulation in the United States by federal, state and local laws and regulations regulating the production, distribution and sale of consumable food items, and specifically alcoholic beverages, including by the Alcohol and Tobacco Tax and Trade Bureau (the “TTB”) and the Food and Drug Administration (the “FDA”). The TTB is primarily responsible for overseeing alcohol production records supporting tax obligations, issuing spirits labeling guidelines, including input and alcohol content requirements, as well as reviewing and issuing certificates of label approval, which are required for the sale of spirits and alcoholic beverages through interstate commerce. We carefully monitor compliance with TTB rules and regulations, as well as the state law of each state in which we sell our products. In the states in which our distilleries are located, we are subject to alcohol-related licensing and regulations by many authorities, including the state department of alcohol beverage control or liquor control. State agents and representatives investigate applications for licenses to sell alcoholic beverages, report on the moral character and fitness of alcohol license applicants and the suitability of premises where sales are to be conducted and enforce state alcoholic beverages laws. We are subject to municipal authorities with respect to aspects of our operations, including the terms of our use permits. These regulations may limit the production of alcoholic beverages and control the sale of alcoholic beverages, among other elements.

Employee and occupational safety regulation

We are subject to certain state and federal employee safety and employment practices regulations, including regulations issued pursuant to the U.S. Occupational Safety and Health Act (“OSHA”), and regulations governing prohibited workplace discriminatory practices and conditions, including those regulations relating to COVID-19 virus transmission mitigation practices. These regulations require us to comply with manufacturing safety standards, including protecting our employees from accidents, providing our employees with a safe and non-hostile work environment and being an equal opportunity employer. We are also subject to employment and safety regulations issued by state and local authorities.

Environmental regulation

As a result of our distilleries and production activities, we and certain third parties with which we work are subject to federal, state and local environmental laws and regulations. Federal regulations govern, among other things, air emissions, wastewater and stormwater discharges, and the treatment, handling and storage and disposal of materials and wastes. State environmental regulations and authorities intended to address and oversee environmental issues are largely state-level analogs to federal regulations and authorities intended to perform similar purposes.

Privacy and security regulation

We collect personal information from individuals. Accordingly, we are subject to several data privacy and security related regulations, including but not limited to: U.S. state privacy, security and breach notification laws; the General Data Protection Regulation (“GDPR”); and other European privacy laws, as well as privacy laws being adopted in other regions around the world. In addition, the Federal Trade Commission and many state attorneys general have interpreted existing federal and state consumer protection laws to impose evolving standards for the online collection, use, dissemination and security of information about individuals. Certain states have also adopted robust data privacy and security laws and regulations. In response to such data privacy laws and regulations and those in other countries in which we do business, we have implemented several technological safeguards, processes, contractual third-party provisions, and employee trainings to help ensure that we handle information about our employees and customers in a compliant manner. We maintain a global privacy policy and related procedures and train our workforce to understand and comply with applicable privacy laws.

Intellectual Property

We strive to protect the reputation of our brand. We establish, protect and defend our intellectual property in a number of ways, including through employee and third-party nondisclosure agreements, copyright laws, domestic and foreign trademark protections, intellectual property licenses and social media and information security policies for employees. We have been granted over 75 trademark registrations in the United States for, among others, Heritage Distilling®, Heritage Distilling Co. (Stylized)®, our HDC Logo®, Cask Club®, Tribal Beverage Network® and the individual names and logos of certain of our products and numerous trademark registrations in other countries for the Heritage Distilling®, Heritage Distilling Co. (Stylized)®, HDC Logo® marks and the names and logos of certain Heritage products. We expect to continue to file trademark applications to protect our spirits brands.

We have also been granted copyright registration in the first version of our website located at www.heritagedistilling.com. Information contained on or accessible through our website is not incorporated by reference in or otherwise a part of this prospectus. As a copyright exists in a work of art once it is fixed in tangible medium, we intend to continue to file copyright applications to protect newly-developed works of art that are important to our business.

We also rely on, and carefully protect, proprietary knowledge and expertise, including the sources of certain supplies, formulations, production processes, innovation regarding product development and other trade secrets necessary to maintain and enhance our competitive position.

Human Capital

As of June 30, 2023, we had a total of 120 employees, of which 32 worked on a part-time basis. Of our 120 employees, we employ 15 in corporate and administrative capacities, 11 in marketing and sales and e-commerce activities, 58 in retail activities, 35 in production, warehouse and product development activities and one dedicated to TBN activities. None of our employees are covered by a collective bargaining agreement.

We believe our employees are key to achieving our business objectives. Our key human capital measures include employee safety, turnover, absenteeism and productivity. We frequently benchmark our compensation practices and benefit programs against those of companies in comparable industries and in the geographic areas where our facilities are located. We believe our compensation and employee benefits are competitive and allow us to attract and retain skilled and unskilled labor throughout our organization. Our notable health, welfare and retirement benefits include:

•        company-subsidized health insurance;

•        401(k) Plan;

•        tuition assistance program via FSA savings plan; and

•        paid time off.

Employee safety is one of our top priorities. We develop and administer company-wide policies designed to ensure the safety of each team member and compliance with OSHA standards. Throughout the COVID-19 pandemic, we were deemed an essential employer and continued to operate with COVID-19 prevention protocols in place to minimize the risk of the spread of COVID-19 in our workplaces. Many of our administrative staff were required to work from home.

We strive for workforce retention with semi-annual retention bonuses for hourly employees and critical new hires. New and open positions are posted for viewing by our current workforce, and internal promotions are encouraged.

We strive to maintain an inclusive environment free from discrimination of any kind, including sexual or other discriminatory harassment. We require and provide training for our employees covering harassment, discrimination and unconscious bias. This training is tracked and recorded by us and is mandatory for all new hires. Our employees have multiple avenues available through which inappropriate behavior can be reported, including a confidential hotline. Our policies require all reports of inappropriate behavior to be promptly investigated with appropriate action taken.

Seasonality

We experience some seasonality whereby the peak summer months and the winter holidays show a higher level of sales and consumption. However, the structure of our business and range of products in our portfolio are designed to mitigate major fluctuations. Based on historic activities, more than one-third of our annual revenue is earned in the fourth quarter of each year, and absent a major disruption or change in operations, management does not anticipate that to change in the foreseeable future.

Properties

We maintain our principal corporate offices, distribution warehouse and barrel-aging rickhouse in Gig Harbor, Washington. We have production distilleries in both Tumwater, Washington and Eugene, Oregon. We also maintain retail tasting rooms in Gig Harbor, Roslyn and Tumwater, Washington and two tasting rooms in Eugene, Oregon. All of our facilities are leased, and we believe our facilities are adequate for our current needs and that suitable additional space will be available on commercially-acceptable terms as required.

Legal Proceedings

We may be subject to legal disputes and subject to claims that arise in the ordinary course of business. We are not a party or subject to any pending legal proceeding the resolution of which we expect to have a material adverse effect on our business, operating results, cash flows or financial condition.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors:

Name	Age	Position(s)
Executive Officers
Justin Stiefel	47	Chairman and Chief Executive Officer
Jennifer Stiefel	47	President and Director
Michael Carrosino	62	Executive Vice President of Finance, Acting Chief Financial Officer
Jeffrey Liebhardt	55	Senior Vice President of Sales
Non-Employee Directors
Troy Alstead	56	Director Nominee
Laura Baumann	45	Director
Christopher (Toby) Smith	85	Director
Eric S. Trevan, Ph.D.	46	Director
Andrew Varga	57	Director Nominee
Jeffery Wensel, M.D., Ph.D.	62	Director

Executive Officers

Justin Stiefel was a co-founder of our Company and has been our Chief Executive Officer since 2011. Mr. Stiefel is the driving force behind our focus on consumer-friendly products and experiences and is the creator of the TBN concept, having worked in 2018 to secure in Congress the repeal of an 1834 statute that prohibited distilling in Indian country. Prior to our founding, Mr. Stiefel served as a top staff member in the United States Senate, first as Deputy Press Secretary, then Legislative Aide, then Chief Counsel to the senior Senator for Alaska, Ted Stevens. He then become one of the youngest Chiefs of Staff in the history of the U.S. Senate for Lisa Murkowski, the junior Senator for Alaska. In 2004, Mr. Stiefel joined the international law firm of Dorsey and Whitney LLP as Of Counsel. Mr. Stiefel later formed his own consulting firm assisting clients, individual businesses and tribes (American Indian, Alaskan Native and Native Hawaiians), with their needs in advancing legislation, regulations and policy initiatives in Washington, DC. Mr. Stiefel holds a BS in Chemical Engineering from the University of Idaho and a Juris Doctor from Catholic University of America, where he graduated in the top ten in his class, Magna Cum Laude. He has also completed coursework at the United States Naval War College, focused on strategic decision making. He has served as a director for a number of non-profit organizations and currently sits on the Milgard Executive Counsel at the Milgard School of Business at the University of Washington. Mr. Stiefel is a member of three bar associations, in Washington State, Alaska and Washington, DC. He is active in advocating for legislative modernization in the area of spirts, liquor laws and regulations, including drafting and negotiating legislative and regulatory changes at the state and federal levels on behalf of the craft spirits industry.

Jennifer Stiefel was a co-founder of our Company, has been our President and director since 2011. She oversees our brand preservation and consumer experience portions of our operations to ensure consistency and excellence throughout. She also is an instrumental part of the executive team focused on growing the TBN. Prior to our founding, Mrs. Stiefel served in the United States Senate as a staff member of the Senate Appropriations Committee. She subsequently taught elementary school in Virginia, acting as team lead for science. In her younger years she worked in her family’s manufacturing business in Alaska, growing up to work in all facets of the company. She holds a BA in Elementary Education from the University of Idaho and a Masters in Instructional Education from Central Michigan University. Mrs. Stiefel serves as a director for a number of non-profit organizations.

Michael Carrosino has served as our Acting Chief Financial Officer since June 2023. Mr. Carrosino is a veteran Finance and Operations executive with over 40 years of experience across multiple public and private industries. Mr. Carrosino’s functional experience is broad in the areas of Accounting, FP&A, Human Resources, and Operations and includes multiple acquisitions and divestitures, fundraisings, restructurings and other strategic events. Since January 2017, Mr. Carrosino held several independent fractional/interim chief financial officer consulting roles through CFO Selections, a provider of fractional chief financial officer and controller services, and related recruiting and placement. While with CFO Selections, Mr. Carrosino provided fractional chief financial officer services for several companies in various industries, including: Foss Maritime (marine services); The Space Needle (tourism and hospitality); Oberto Brands (consumer meat snacks); and, Concure Oncology (cancer treatment). From October 1999 to January 2017, Mr. Carrosino held several senior-level/chief financial officer positions, including: CFO & Co-Founder of Tatoosh Distillery (June 2010 to July 2014); CFO of SASH Senior Home Sale Services (real estate services) (November 2011 to January 2014); VP Finance/CFO of Maxwell IT (outsourced EHR/EMR IT services) (January 2005 to October 2008); VP Finance/CFO of Hyperion Innovations/ColdHeat (innovative consumer products) (June 2006 to October 2008); CFO & Treasurer of Pacific Biometrics [OTC: PBME,OB] (lab services) (June 2003 to October 2004); VP Finance/CFO of Inologic, Inc. (start-up biotechnology) (May 2002 to June 2003); CFO & Co-Founder of Vrtise (VPN B2C Information Distribution Network) (January 2001 to June 2003); VP Finance of Classmates.com (online directory) (April 2000 to December 2000); CFO of VacationSpot (vacation rental website) (October 1999 to April 2000 sale to Expedia); VP Finance of Advanced Research Systems (EMR software developer) (January 1999 to September 1999); and, Acting CFO for America Online’s Sprynet division (February 1998 acquisition from CompuServe to December 1998 sale to MindSpring). Mr. Carrosino’s prior experience includes tenures with Cell Therapeutics, Inc. from 1993 to 1997 where he managed the SEC Form 10 Registration, IPO, and subsequent SEC filings; Esterline Technologies from 1988 to 1993 where his responsibilities included all SEC filings; and, Arthur Andersen from 1981 to 1987. Mr. Carrosino has also served on a number of non-profits Boards, including Treasurer and Director of Festa Italiana (since 1989); Treasurer and Board Member of Whim W’him Dance Company (2009 to 2012); and Trustee of Seattle Yacht Club (2019 to 2022). Mr. Carrosino is a CPA-inactive (State of WA). He received a B.A. degree in Humanities in 1980 and a B.A. degree in Business Administration — Accounting in 1981 from Seattle University.

Jeffrey Liebhardt has served as our Senior Vice President of Sales since April 2023. He brings over thirty years of professional alcoholic beverage sales experience. Prior to joining us, Mr. Liebhardt served as Senior Vice President for Sales and Strategic Partnerships of Balcones Distilling Company from January 2018 to April 2023. Mr. Liebhardt’s career was built with manufacturing companies, such as E&J Gallo Winery, The Boston Beer Company, Inc. (NYSE: SAM), Bold Rock Hard Cider, Balcones Distilling and Republic National Distribution Company. Mr. Liebhardt was the senior sales executive at both Bold Rock Hard Cider and Balcones Distilling where he managed the sales team from early development to successful exits to Artisanal Brewing Ventures and Diageo plc (NYSE: DEO), respectively.

Troy Alstead will join our board of directors upon consummation of this offering. Since 2017, Mr. Alstead has been the founder and proprietor of Ocean5 and Table 47, concepts opened in 2017 for dining, entertainment and events. In February 2016, Mr. Alstead retired from Starbucks Corporation (Nasdaq: SBUX), an American coffee company and coffeehouse chain, after 24 years with the company, having most recently served as Chief Operating Officer. Mr. Alstead served as Chief Operating Officer beginning in 2014. From 2008 to 2014, Mr. Alstead served as that company’s Chief Financial Officer and Chief Administrative Officer. Additionally, Mr. Alstead served as Group President from 2013 until his promotion to Chief Operating Officer. Mr. Alstead joined Starbucks in 1992 and over the years served in a number of operational, general management, and finance roles. Mr. Alstead spent a decade in Starbucks’ international business, including roles as Senior Leader of Starbucks International, President Europe/Middle East/Africa headquartered in Amsterdam, and Chief Operating Officer of Starbucks Greater China, headquartered in Shanghai. Mr. Alstead is also a member of the board of directors of Levi Strauss & Co. (NYSE: LEVI), Harley-Davidson, Inc. (NYSE: HOG), Array Technologies Inc. (Nasdaq: ARRY), OYO Global and RASA Indian Grill. Mr. Alstead earned a B.A. in business administration from the University of Washington.

Laura Baumann has been a director of our company since July 2021 and served as our Chief Legal Officer, General Counsel and Secretary from January 2018 to July 2021. Ms. Baumann is currently a sole practitioner of corporate and securities law. From July 2021 to July 2022, she was the Chief Legal Officer at Volansi, Inc., a Silicon Valley-based start-up. Prior to joining our company in January 2018, Ms. Baumann was Vice President — Legal Affairs at Avantax, Inc. (formerly known as Blucora, Inc.) (Nasdaq: AVTA). Before her work at Avantax, Inc., Ms. Baumann was a partner in the Seattle office of Miller Nash LLP, where she represented the predecessor to our company as one of her clients. Prior to Miller Nash LLP, Ms. Baumann was a partner at Impact Law Group in Seattle and was an associate at Davis Wright Tremaine LLP and Katten Muchin Rosenman LLP. Ms. Baumann has a JD from Hofstra University School of Law and a BA from State University of New York at Albany.

Christopher H. “Toby” Smith has been a director of our company since 2022. Mr. Smith is an attorney and was a partner at the New York firm of Whitman & Ransom (now Winston & Strawn LLP). Later in his legal career he served as Counsel at Foley & Lardner LLP. Mr. Smith is licensed to practice law in New York, Connecticut and Washington, D.C. Mr. Smith founded and, since February 1986 has been, an attorney at Alexander, Smith & Company, Inc. a Connecticut -based legal and financial advisory firm. Mr. Smith has served numerous public and private enterprises, nationally and internationally, as Executive Chairman of the Board, Lead Director, Chief Executive Officer, Chief Financial Officer, and General Counsel. Representative experience includes Puma USA, Sylvania International, Escada, London Fog, Medical Staffing Network, Barnes Engineering, Atkins Nutritionals, Thompson Media, and Oneida, Ltd. Mr. Smith also served as Chief Executive Officer of the Wildlife Conservation Society, which is better known as the Bronx Zoo. Mr. Smith is a graduate of Williams College and the Yale Law School. His post-graduate work included clerkships on the United States Court of Appeals in Washington, D.C. and the Supreme Court of Connecticut. He also served as a Fellow of the Organization of American States and studied comparative law in Venezuela.

Eric S. Trevan, Ph.D. has been a director of our company since 2022. Dr. Trevan has been an Assistant Professor at California State University San Marcos since 2020 and was previously a Visiting Scholar of Innovation, Business and Economic Policy for Tribal Nations at the Evergreen State College from 2016 to 2021. Since January 2019, he has also served as President of Local Solutions, an artificial intelligence (AI) market analytics company. Dr. Trevan is an economist and is regarded as a thought leader on Native economies and economic policy, specializing in complex financial arrangements that mediate public and private regulations, policies and economic resources. Beginning in 2021, Dr. Trevan served as Chairman of Twelve Clans Inc., the sovereign wealth fund of the Ho-Chunk Nation, has served since 2022 on the Boards of Directors of Gun Lake Investments, the non-gaming investment arm of the Match-E-Be-Nash-She-Wish Band of Pottawatomi Indians, has served since 2022 on the board of directors of Northern Initiatives, a non-profit Community Development Financial Institution, has served since 2017 on the board of directors of the Noo-Kayet Development Corporation, the economic development arm of the Port Gamble S’Klallam Tribe, and has served since 2019 on the board of directors of the Cheyenne and Arapaho Business Development Corporation of the Cheyenne and Arapaho Tribes. Dr. Trevan was formerly a Policy Advisor to the Treasury Tribal Advisory Committee at the U.S. Department of Treasury. Dr. Trevan has a PhD from Arizona State University Watts College of Public Solutions, Community Resources and Development (Local and Native Economies), a Master’s Degree in Administration (Public Administration) from Central Michigan University, and a Bachelor’s Degree in Public Administration/Economics from Western Michigan University. He is a Tribal citizen of the Match-E-Be-Nash-She-Wish Band of Pottawatomi Indians, Gun Lake Tribe in Michigan.

Andrew Varga has served as a consultant to our company since April 2023 and will join our board of directors upon consummation of this offering. Since June 2015, Mr. Varga has been the founder and principal of AV Train Consulting, a strategy and marketing consulting firm primarily serving the pizza, wine and bourbon industries. From July 2013 to February 2015, Mr. Varga was the President of Zimmerman Advertising, an advertising firm. From September 2009 to July 2013, Mr. Varga served as Senior Vice President and Chief Marketing Officer of Papa John’s International, Inc. (Nasdaq: PZZA). From January 1988 to September 2009, Mr. Varga held various executive positions with Brown-Forman Corporation (NYSE: BF-A; BF-B), a company engaged in the production and distribution of alcoholic beverages, including Jack Daniel’s Tennessee Whiskey and its associated brand extensions, Woodford Reserve and Old Forester. Mr. Varga was responsible for the company’s Wines and Spirits portfolio in the North American Region, Mr. Varga was Senior Vice President/Managing Director, Wines Marketing, with global responsibility for the wine portfolio, Vice President/Director of Corporate Strategy, leading Brown-Forman’s strategic planning process and reporting to the company’s Chairman and Chief Executive Officer, and various positions of increasing responsibility for Brown-Forman, including Brand Director for Korbel Champagne. While at Brown-Forman, he helped launch the Woodford Reserve and Old Forester brands. Mr. Varga received a BBA degree from University of Kentucky and an M.B.A. degree from Queens College.

Jeffery Wensel, M.D., Ph.D. has been a director of our company since 2017. Dr. Wensel is a practicing neuroradiologist and inventor with multiple patents to his name since 1995. Dr. Wensel’s fascination with distillation and spirits began years before his medical education. He earned his medical degree from the University of Iowa in 1990. Dr. Wensel completed his residency at the University of Arizona and his Neuroradiology Fellowship at the UCLA Medical Center in Los Angeles. For more than the past five years, Dr. Wensel has engaged in the private practice in radiology in Eugene, Oregon and has consulted for other doctors around the U.S. Dr. Wensel is fluent in a Spanish and has functioning knowledge of nine other languages. He is active in our Eugene operations and is focused on leading our efforts around rum production.

Involvement in Certain Legal Proceedings

To our knowledge, our directors and executive officers have not been involved in any of the following events during the past ten years:

1.      any bankruptcy petition filed by or against such person or any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.      any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.      being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting his involvement in any type of business, securities or banking activities or to be associated with any person practicing in banking or securities activities;

4.      being found by a court of competent jurisdiction in a civil action, the SEC or the CFTC to have violated a Federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

5.      being the subject of, or a party to, any Federal or state judicial or administrative order, judgment decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of any Federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

6.      being the subject of or party to any sanction or order, not subsequently reversed, suspended, or vacated, of any self-regulatory organization, any registered entity or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Board Composition and Structure; Director Independence

Our business and affairs are managed under the direction of our board of directors. At the closing of this offering, our board of directors will consist of eight members. The term of office for each director will be until his or her successor is elected at our annual meeting or his or her death, resignation or removal, whichever is earliest to occur.

While we do not have a stand-alone diversity policy, in considering whether to recommend any director nominee, including candidates recommended by stockholders, we believe that the backgrounds and qualifications of the directors, considered as a group, should provide a significant mix of experience, knowledge and abilities that will allow our board of directors to fulfill its responsibilities. As set forth in our corporate governance guidelines, when considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors and director nominees will provide an appropriate mix of experience and skills relevant to the size and nature of our business.

Our board of directors expects a culture of ethical business conduct. Our board of directors encourages each member to conduct a self-review to determine if he or she is providing effective service with respect to both our company and our stockholders. Should it be determined that a member of our board of directors is unable to effectively act in the best interests of our stockholders, such member would be encouraged to resign.

Board Leadership Structure

Our amended and restated bylaws and our corporate governance guidelines provide our board of directors with flexibility to combine or separate the positions of Chairman of the Board and Chief Executive Officer in accordance with its determination that utilizing one or the other structure is in the best interests of our company. Justin Stiefel currently serves as our Chief Executive Officer and Chairman of the Board.

As Chairman of the Board, Mr. Stiefel’s key responsibilities will include facilitating communication between our board of directors and management, assessing management’s performance, managing board members, preparation of the agenda for each board meeting, acting as chair of board meetings and meetings of our company’s stockholders and managing relations with stockholders, other stakeholders and the public.

We will take steps to ensure that adequate structures and processes are in place to permit our board of directors to function independently of management. The directors will be able to request at any time a meeting restricted to independent directors for the purposes of discussing matters independently of management and are encouraged to do so should they feel that such a meeting is required. Further, at the conclusion of each regular or special meeting of the board of directors, the Chairman will enquire of the Lead Director and/or the independent members of the Board if they wish to meet in executive session. Minutes of the executive session will be taken by the Lead Director and filed with the minutes of our company but sealed unless corporate action was taken.

Committees of our Board of Directors

The standing committees of our board of directors consist of an audit committee, a compensation committee and a nominating and corporate governance committee. Each of the committees reports to our board of directors as they deem appropriate and as our board may request. Each committee of our board of directors has a committee charter that will set out the mandate of such committee, including the responsibilities of the chair of such

The composition, duties and responsibilities of these committees are set forth below.

Audit Committee

The audit committee is responsible for, among other matters:

•        appointing, retaining and evaluating our independent registered public accounting firm and approving all services to be performed by them;

•        overseeing our independent registered public accounting firm’s qualifications, independence and performance;

•        overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

•        reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements;

•        establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters; and

•        reviewing and approving related person transactions.

Our audit committee consists of three of our directors, Messrs. Alstead, Smith and Varga, each of whom meets the definition of “independent director” for purposes of serving on an audit committee under Rule 10A-3 under the Exchange Act and Nasdaq rules. Mr. Alstead serves as chairman of our audit committee. Our board of directors has determined that Mr. Alstead qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K under the Securities Act. The written charter for our audit committee will be available on our corporate website at www.HeritageDistilling.com, upon the completion of this offering. The information on our website is not part of this prospectus.

Compensation Committee

The compensation committee is responsible for, among other matters:

•        reviewing key employee compensation goals, policies, plans and programs;

•        reviewing and approving the compensation of our directors, chief executive officer and other executive officers;

•        producing an annual report on executive compensation in accordance with the rules and regulations promulgated by the SEC;

•        reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and

•        administering our stock plans and other incentive compensation plans.

Our compensation committee consists of three of our directors, Messrs. Varga, Wensel and Alstead, each of whom meets the definition of “independent director” under the rules of Nasdaq and the definition of non-employee director under Rule 16b-3 promulgated under the Exchange Act. Mr. Varga serves as chairman of our compensation committee. Our board of directors has adopted a written charter for the compensation committee in connection with this offering, which will be available on our corporate website at www.HeritageDistilling.com, upon the completion of this offering. The information on our website is not part of this prospectus.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will be responsible for, among other matters:

•        determining the qualifications, qualities, skills and other expertise required to be a director and developing and recommending to the board for its approval criteria to be considered in selecting nominees for director;

•        identifying and screening individuals qualified to become members of our board of directors, consistent with criteria approved by the Committee and our board of directors;

•        overseeing the organization of our board of directors to ensure that the duties and responsibilities of the board are discharged properly and efficiently;

•        reviewing the committee structure of the board of directors and the composition of such committees and recommending directors for appointment to each committee together with recommendations for the Chairs of such committees; and

•        identifying best practices for the board’s discharge of its duties and responsibilities including policies and principles that ensure good governance throughout to enterprise.

Our nominating and corporate governance committee consists of three of our directors, Messrs. Smith, Varga and Trevan, each of whom meets the definition of “independent director” under the rules of Nasdaq. Mr. Smith serves as chairman of our nominating and corporate governance committee. Our board of directors has adopted a written charter for the nominating and corporate governance committee in connection with this offering, which will be available on our corporate website at www.HeritageDistilling.com, upon the completion of this offering. The information on our website is not part of this prospectus.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of another entity that had one or more of its executive officers serving as a member of our board of directors or compensation committee. None of the members of our compensation committee, when appointed, will have at any time been one of our officers or employees.

Other Committees

Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Director Term Limits

Our board of directors has not adopted policies imposing an arbitrary term or retirement age limit in connection with individuals serving as directors as it does not believe that such a limit is in the best interests of our company. Our nominating and corporate governance committee will annually review the composition of our board of directors, and its collective and individual performance. Our board of directors will strive to achieve a balance between the desirability of its members having a depth of relevant experience, on the one hand, and the need for renewal and new perspectives, on the other hand.

Diversity Policy

Our board of directors is committed to nominating the best individuals to fulfill director and executive roles. Our board has not adopted policies relating to the identification and nomination of diverse directors and executives and as it does not believe that it is necessary in the case of our company to have such written policies at this time. Our board of directors believes that diversity is important to ensure that board members and senior management provide the necessary range of perspectives, experience and expertise required to achieve effective stewardship and management. We have not adopted a target regarding diverse candidates on our board or in executive officer positions as our board believes that such arbitrary targets are not appropriate for our company. We currently have two women directors on our board, one Native American director and three women holding an executive position within our company.

Risk Oversight

Our board of directors oversees the risk management activities designed and implemented by our management. Our board of directors executes its oversight responsibility for risk management both directly and through its committees. The full board of directors also considers specific risk topics, including risks associated with our strategic plan, business operations and capital structure. In addition, our board of directors regularly receives detailed reports from members of our senior management and other personnel that include assessments and potential mitigation of the risks and exposures involved with their respective areas of responsibility.

Our board of directors has delegated to the audit committee the principle oversight of our risk management process. Our other board committees, however, also consider and address risks and risk management as they perform their respective committee responsibilities. All committees report to the full board of directors as appropriate, including when a matter rises to the level of a material or enterprise risk.

Code of Ethics

Our board of directors has adopted a Code of Ethics that applies to all of employees, contractors, and consultants, including our chief executive officer, (acting) chief financial officer and principal accounting officer. Our Code of Ethics will be available on our website at www.HeritageDistilling.com by clicking on “Investors.” If we amend or grant a waiver of one or more of the provisions of our Code of Ethics, we intend to satisfy the requirements under Item 5.05 of Form 8-K regarding the disclosure of amendments to or waivers from provisions of our Code of Ethics that apply to our principal executive officer, financial and accounting officers by posting the required information on our website at the above address within four business days of such amendment or waiver. The information on our website is not part of this prospectus.

Our board of directors, management and all employees of our company are committed to implementing and adhering to the Code of Ethics. Therefore, it is up to each individual to comply with the Code of Ethics and to be in compliance of the Code of Ethics. If an individual is concerned that there has been a violation of the Code of Ethics, he or she will be able to report in good faith to his or her superior. While a record of such reports will be kept confidential by our company for the purposes of investigation, the report may be made anonymously and no individual making such a report will be subject to any form of retribution.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides for the fiscal years indicated below certain summary information concerning compensation awarded to, earned by or paid to the individuals who served as our principal executive officer at any time during fiscal 2022 and our four other most highly-compensated officers in fiscal 2022. These individuals are referred to in this prospectus as the “named executive officers.” “Officer” is defined in Rule 16a-1 of the Exchange Act to include those who perform a policy-making function, and “named executive officers” are defined by Item 402 of Regulation S-K to be the principal executive officer, the principal financial officer, and the other three most highly compensated executive officers, each of whose total compensation for the last fiscal year exceeded $100,000.

For 2022, we had only two named executive officers because there are only two executive officers who performed a policy-making function for us. The following table sets forth total compensation paid to our named executive officers for the years ended December 31, 2022 and 2021. Both also service as directors and earned stock awards and deferred and accrued cash fees for service as directors as a private company.

Name and Principal Position	Year	Salary	Bonus	Stock Awards(1)	All Other Compensation(2)	Total
Justin Stiefel	2022	$190,377	—	$91,710	$10,000	$283,087
Chief Executive Officer; Treasurer	2021	153,072	—	$90,000	—	243,072
Jennifer Stiefel	2022	176,300	—	$91,710	$10,000	278,010
President	2021	133,000	—	$90,000	—	223,000

____________

(1)      Represents the aggregate grant date fair value of shares of restricted stock granted to the executive officer during the applicable fiscal year, computed in accordance with FASB ASC Topic 718. These amounts do not reflect the actual value that will eventually be realized by the executive officer at the time the award becomes vested. For additional information regarding the assumptions used in calculating these amounts, see Note 7, “Stockholders Equity” to our consolidated financial statements, and the discussion under the heading “Critical Accounting Policies — Stock-Based Compensation” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each included elsewhere in this prospectus. 2022 restricted stock units (RSUs) with value based on a 2022 409A valuation at $91.71 per share. 2021 stock awards comprised of RSUs with value based on 2021 490A of $90.00 per share. RSUs will settle after close of the offering per the terms of the underwriting agreement.

(2)      Other compensation is deferred compensation for service as a director. Fees are accrued and will be paid out after close of the offering. After the offering and listing of the Company’s securities, employee directors will not be eligible for cash compensation for service on the board.

Employment Contracts and Potential Payments Upon Termination or Change in Control

On ______, 20__, we entered into ___-year employment agreements with Justin Stiefel, our Chief Executive Officer, Jennifer Stiefel, our President, ______, our ______. Unless earlier terminated, at the end of the initial term, each agreement automatically renews for additional one-year terms until cancelled.

The following is a summary of the compensation arrangements set forth in each employment agreement described above:

Executive	Title	Annual Base Salary	Initial Restricted Stock Grant in Shares
Justin Stiefel	Chairman and Chief Executive Officer	$
Jennifer Stiefel	President

As an incentive to commence employment with us, pursuant to such agreements, we issued to each of Messrs. ______ a restricted stock award of _____ shares of common stock, and to each of ______ a restricted stock award of _____ shares of common stock, which shares shall vest annually in arrears. In the case of Messrs. ______, the restricted stock awards will vest in three equal installments on the first, second and third anniversaries of employment. In the case of _______, the restricted stock awards will vest in two equal installments on the first and second anniversaries of employment. In addition, each executive is also eligible to receive an employee incentive stock option grant each year during the term, as determined by the Compensation Committee of our board of directors, with a strike price equal to that of the other corporate officers and directors under that current year’s approved option grants. The executives shall have no rights to any portions of any option grant until the vesting of such grant, which shall be on the same vesting terms as the options granted to our other officers and directors.

Under each of these employment agreements, the executive will be entitled to severance in the event we terminate his employment without Cause (as defined in the employment agreement), he or she resigns from his or her employment for Good Reason (as defined in the employment agreement), or he or she is terminated as a result of death or disability. The severance amount for each executive would be (i) his or her pro rata base salary through the date of termination, (ii) a severance amount equal to ____ months’ salary if such termination is done within the first year and (iii) a severance amount equal to ____ salary if such termination occurs thereafter.

In connection with the execution of his employment agreement, each executive also executed our standard employee agreements containing customary confidentiality restrictions and work-product provisions, as well as customary non-competition covenants and non-solicitation covenants with respect to our employees, consultants and customers.

Equity Compensation Plan Information

The following table provides information as of December 31, 2022, regarding our compensation plans under which equity securities are authorized for issuance:

Plan category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted- Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
2019 Equity compensation plan approved by security holders	222,795	$90.00	226,637
Equity compensation plans not approved by security holders	—	—	—
Total	222,795	$90.00	226,637

Equity Incentive Plans

2019 Equity Incentive Plan.    On April 25, 2019, our board of directors adopted our 2019 Stock Incentive Plan (the “2019 Plan”) to provide an additional means to attract, motivate, retain and reward selected employees and other eligible persons. Our stockholders approved the plan on or about April 25, 2019. Employees, officers, directors and consultants that provided services to us or one of our subsidiaries were eligible to receive awards under the 2019 Plan. Awards under the 2019 Plan were issuable in the form of incentive or nonqualified stock options, stock appreciation rights, stock bonuses, restricted stock, stock units and other forms of awards including cash awards.

As of September 30, 2023, stock grants of an aggregate of 205,446 shares of common stock had been made under the 2019 Plan, and 233,199 shares authorized under the 2019 Plan remained available for award purposes.

Our board of directors may amend or terminate the 2019 Plan at any time. Plan amendments will be submitted to stockholders for their approval as required by applicable law or any applicable listing agency. The 2019 Plan is not exclusive — our board of directors and the Compensation Committee of the Board may grant stock and performance incentives or other compensation, in stock or cash, under other plans or authority.

The 2019 Plan will terminate on April 25, 2029. However, the plan administrator will retain its authority until all outstanding awards are exercised or terminated. The maximum term of options under the 2019 Plan is seven years after the initial date of the award, unless the options were granted to a stockholder holding stock with more than ten percent of the total combined voting power of all classes of stock of the Company, in which case the maximum term will be five years.

2023 Equity Incentive Plan.    Upon the closing of this offering, our 2023 Stock Incentive Plan (the “2023 Plan”) will become effective.

Purpose.    The purpose of our 2023 Plan is to encourage and enable our and our affiliates’ officers, employees, directors and other key persons (including consultants and prospective employees) upon whose judgment, initiative and efforts we largely depend for the successful conduct of our business to acquire a proprietary interest in our company.

Eligibility.    Participants in our 2023 Plan may include full or part-time officers, employees, directors and key persons (including advisors and consultants) of our company or our affiliates who are selected to receive awards from time to time by the administrator in its sole discretion.

Administration.    Our 2023 Plan is administered by our compensation committee, or, if at any time our compensation committee is not in existence, our board of directors. In addition, to the extent applicable law permits, our board of directors may delegate any of its authority under our 2023 Plan to another committee or one or more officers, and our compensation committee may delegate any of its authority hereunder to a sub-committee or to one or more officers, except that no such delegation is permitted with respect to awards made to individuals who are subject to Section 16 of the Exchange Act unless the delegation is to another committee consisting entirely of “nonemployee directors” within the meaning of Rule 16b-3 of the Exchange Act. Subject to the provisions of our 2023 Plan, the administrator has the power to administer the plan, including but not limited to, the power to select the eligible officers, employees, directors, and key employees to whom awards are granted; to determine the number of shares to be covered by each award; to determine the terms and conditions of any award and to amend any outstanding award.

Authorized Shares.    A total of              shares of our common stock will be authorized for issuance under our 2023 Plan. All of the authorized shares may be issued pursuant to incentive stock options. The shares available for issuance may be authorized but unissued shares or shares reacquired by us and held in its treasury. The share reserve under our 2023 Plan is depleted by the maximum number of shares, if any, that may be issuable under an award as determined at the time of grant. However, awards that may only be settled in cash (determined at the time of grant) do not deplete the share reserve.

If (i) an award lapses, expires, terminates or is cancelled without the issuance of shares, (ii) it is determined during or at the conclusion of the term of an award that all or some portion of the shares with respect to which the award was granted will not be issuable on the basis that the conditions for such issuance will not be satisfied, (iii) shares are forfeited under an award, (iv) shares are issued under any award and we subsequently reacquire them pursuant to rights reserved upon the issuance, (v) an award or a portion thereof is settled in cash, or shares are withheld by us in payment of the exercise price or withholding taxes of an award, then such shares will be recredited to the reserve and may again be used for new awards. However, shares recredited to reserve pursuant to clause (iv) in the preceding sentence may not be issued pursuant to incentive stock options.

Adjustments to Shares.    If, as a result of any reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in our capital stock, the outstanding shares are increased or decreased or are exchanged for a different number or kind of shares or other securities of our company, or additional shares or new or different shares or other securities of our company or other non-cash assets are distributed with respect to such shares or other securities, or, if, as a result of any merger, consolidation or sale of all or substantially all of our assets, the outstanding shares are converted into or exchanged for a different number or kind of securities of our company or any successor entity (or a parent or subsidiary thereof), the administrator will make an appropriate or proportionate adjustment in (i) the maximum number of shares reserved for issuance under our 2023 Plan; (ii) the number and kind of shares or other securities subject to any then outstanding awards under our 2023 Plan; and (iii) the exercise price for each share subject to any then outstanding stock options. The administrator also may adjust the number of shares subject to outstanding awards and the exercise price and the terms of outstanding awards to take into consideration material changes in accounting practices or principles, extraordinary dividends, acquisitions or dispositions of stock or property or any other event if it is determined by the administrator that such adjustment is appropriate to avoid distortion in the operation of our 2023 Plan, subject to the limitations described in our 2023 Plan.

Effect of a Sale Event.    Unless otherwise provided in an award or other agreement, upon a “sale event,” if the successor or surviving corporation (or parent thereof) so agrees, then, without the consent of any holder of an award (or other person with rights in an award), some or all outstanding awards may be assumed, or replaced with the same type of award with similar terms and conditions, subject to adjustments described in our 2023 Plan, by the successor or surviving corporation (or parent thereof) in the sale event. A “sale event” is generally defined for this purpose as (i) any person becoming the beneficial owner of 50% or more of the combined voting power of our then-outstanding securities (subject to exceptions and other limitations scribed in our 2023 Plan), (ii) our stockholders approving a plan of complete liquidation or dissolution of our company, (iii) the consummation of (a) an agreement for the sale or disposition of all or substantially all of our assets (other than to certain excluded persons), (b) a merger, consolidation or reorganization of our company with or involving any other corporation (subject to specified exceptions), or (iv) a change in the majority of our board of directors that is not approved by a supermajority of the existing board. More detailed descriptions and additional information on limitations relating to each of these sale events is in our 2023 Plan.

If, after a sale event in which the awards are assumed or replaced, the award holder experiences a termination event as a result of a termination of service without cause, due to death or disability, or as a result of a resignation for good reason, in each case within 24 months after a sale event, then the award holder’s awards will be vested in full or deemed earned in full (assuming target performance, if applicable).

To the extent the awards are not assumed or replaced in the sale event, then, (i) each option will become immediately and fully vested and, unless the administrator determines otherwise, will be canceled on the sale event in exchange for a cash payment equal to the excess of the price paid in the sale event over the exercise price of the option, and all options with an exercise price lower than the price paid in the sale event will be canceled for no consideration, (ii) restricted stock and restricted stock units (not subject to performance goals) will be vested in full and settled, along with any accompanying dividend equivalent units, and (iii) all awards subject to performance goals with outstanding performance periods will be canceled in exchange for a cash payment equal to the amount that would have been due under the award if performance had been satisfied at the better of target or the performance trend through the sale event.

Solely with respect to awards granted on and after the completion of this offering, and except as otherwise expressly provided in any agreement with an award holder, if the receipt of any payment by an award holder under the circumstances described above would result in the payment by the award holder of any excise tax provided for in Section 280G and Section 4999 of the Code, then the amount of such payment shall be reduced to the extent required to prevent the imposition of such excise tax.

Limit on Director Awards.    The maximum value of awards granted during a single fiscal year to any non-employee director, taken together with any cash fees paid during the fiscal year to the non-employee director in respect of the director’s service as a member of our board of directors during such year (including service as a member or chair of any committees of the board), shall not exceed $250,000 in any calendar year, although our board of directors may, in its discretion, make exceptions to the limit in extraordinary circumstances..

Types of Awards.    Awards under our 2023 Plan may consist of incentive stock options, non-qualified stock options, restricted stock awards, unrestricted stock awards, restricted stock units, or any combination of those awards. Some provisions of our 2023 Plan relating to these award types are summarized below.

Stock Options.    A stock option is an award entitling the recipient to acquire shares, at such exercise price as determined by the administrator (which may not be lower than the fair market value of the underlying shares on the date of grant) and subject to such restrictions and conditions as the administrator may determine at the time of grant. Conditions may be based on continuing employment (or other service relationship) and/or achievement of pre-established performance goals and objectives. Stock options granted under our 2023 Plan may be either non-qualified stock options or incentive stock options. Incentive stock options may be granted only to our employees or employees of our subsidiaries, and must certain requirements specified in our 2023 Plan and the Code. Stock options will become exercisable at such time or times as determined by the administrator at or after the grant date and set forth in the stock option agreement. The administrator may at any time accelerate the exercisability of all or any portion of any stock option.

Restricted Stock.    A restricted stock award is a grant (or sale, at such purchase price as determined by the administrator) of shares that are subject to such restrictions and conditions as the administrator may determine at the time of grant. Conditions may be based on continuing employment (or other service relationship) or achievement of pre-established performance goals and objectives. The terms and conditions of each such agreement shall be determined by the administrator.

Unrestricted Stock.    The administrator may grant (or sell at par value or such higher purchase price determined by the administrator) unrestricted shares, in respect of past services, in exchange for cancellation of a compensation right, as a bonus, or any other valid consideration, or in lieu of any cash compensation due to such individual.

Restricted Stock Units and Dividend Equivalent Units.    The administrator may grant restricted stock units representing the right to receive a future payment of cash, the amount of which is determined by reference to our shares, shares or a combination of cash and shares. The administrator will determine all terms and conditions of an award of restricted stock units, including but not limited to the number granted, in what form they will be settled, whether performance goals must be achieved for the restricted stock units to be earned, the length of any vesting or performance period and the date of payment, and whether the grant will include dividend equivalent units. The administrator will determine all terms and conditions of an award of dividend equivalent units, including whether payment will be made in cash or shares. However, no dividend equivalent units may be paid with respect to restricted stock units that are not earned or that do not become vested.

Termination of Employment or Service.    Except as otherwise provided in any award agreement or an award holder’s employment offer letter, severance letter or services agreement, or as determined by administrator at the time of the award holder’s termination of employment or service:

•        If the termination is for cause, the award holder will forfeit all outstanding awards immediately upon termination and will not be permitted to exercise any stock options following termination.

•        If the termination is due to the award holder’s death or disability (when the award holder could not have been terminated for cause), the award holder will forfeit the unvested portion of any award, and any vested stock options will remain exercisable until the earlier of the original stock option expiration date or 12 months from the date of termination.

•        If the termination was for any reason other than cause, death or disability (when the award holder could not have been terminated for cause), the award holder will forfeit the unvested portion of any award, and any vested stock options will remain exercisable until the earlier of the original stock option expiration date or three months from the date of termination.

Term of Plan and Plan Amendments.    Our 2023 Plan will continue until all shares reserved for issuance under our 2023 Plan have been issued, or, if earlier, until such time as the administrator terminates our 2023 Plan as described below. No incentive stock options may be granted after the ten (10) year anniversary of the date of stockholder approval of our 2023 Plan unless the stockholders have approved an extension.

Our board of directors may, at any time, amend, terminate or discontinue our 2023 Plan, except that our stockholders must approve any amendment to the extent approval is required by Section 16 of the Exchange Act, the Code, the listing requirements of any principal securities exchange or market on which our shares are then traded or any other applicable law. In addition, stockholders must approve any amendment to our 2023 Plan that would materially increase the number of shares reserved (except as permitted by the adjustment provisions of our 2023 Plan) or that would diminish the protections afforded by the anti-repricing provisions of our 2023 Plan.

Any termination of our 2023 Plan will not affect the authority of our board of directors and the administrator to administer outstanding awards or affect the rights of award holders with respect to awards previously granted to them.

Award Amendments, Cancellation and Disgorgement.    Subject to the anti-repricing and other requirements of our 2023 Plan, the administrator may modify, amend or cancel any award. However, except as otherwise provided in our 2023 Plan or an award agreement, the consent of the award holder is required to any amendment that materially diminishes the holder’s rights under the award. Our 2023 Plan includes exceptions to the consent requirement for actions necessary to comply with applicable law or the listing requirements of securities exchanges, to preserve favorable accounting or tax treatment of any award for our company or to the extent the administrator determines that an action does not materially and adversely affect the value of the award or is in the best interest of the affected award holder or any other person who has an interest in the award.

The administrator has full power and authority to terminate or cause an award holder to forfeit an award, and require an award holder to disgorge to us, any gains attributable to the award, if the award holder engages in any action constituting, as determined by the administrator in its discretion, cause for termination, or a breach of any award agreement or any other agreement between the award holder and us or one of our affiliates concerning noncompetition, non-solicitation, confidentiality, trade secrets, intellectual property, non-disparagement or similar obligations. In addition, any awards granted pursuant to our 2023 Plan, and any shares issued or cash paid pursuant to an award, will be subject to any recoupment or claw-back policy that is adopted by us from time to time, or any recoupment or similar requirement otherwise made applicable to us by law, regulation or listing standards.

Repricing and Backdating Prohibited.    Notwithstanding anything in our 2023 Plan to the contrary, and except for the adjustments provided for in our 2023 Plan, neither the administrator nor any other person may (i) amend the terms of outstanding stock options to reduce the exercise or grant price of such outstanding stock options; (ii) cancel outstanding stock options in exchange for stock options with an exercise or grant price that is less than the exercise or grant price of the original stock options; or (iii) cancel outstanding stock options with an exercise or grant price above the current fair market value of a share in exchange for cash or other securities. In addition, the administrator may not make a grant of a stock option with a grant date that is effective prior to the date the administrator takes action to approve the award.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth outstanding equity awards to our named executive officers as of December 31, 2022.

	Option Awards			Stock Awards
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Option Exercise Price (e)	Option Expiration Date (f)	Number of Shares or Units of Stock that have not Vested(1) (g)	Market Value of Shares or Units of Stock that have not Vested(2) (h)
Justin Stiefel
Restricted Stock Unit Award(3)	—	—	—	46,750	$4,287,442.50
Restricted Stock Unit Award(4)	—	—	—	2,000	$183,420.00
Restricted Stock Unit Award(5)	—	—	—	3,815	$349,873.65
Restricted Stock Unit Award(6)	—	—	—	1,667	$152,880.57
Restricted Stock Unit Award(7)	—	—	—	2,250	$206,347.50
Restricted Stock Unit Award(5)	—	—	—	4,000	$366,840.00

Jennifer Stiefel
Restricted Stock Unit Award(3)	—	—	—	46,750	$4,287,442.50
Restricted Stock Unit Award(4)	—	—	—	2,000	$183,420.00
Restricted Stock Unit Award(5)	—	—	—	4,333	$397,379.43
Restricted Stock Unit Award(6)	—	—	—	1,667	$152,880.57
Restricted Stock Unit Award(7)	—	—	—	2,250	$206,347.50
Restricted Stock Unit Award(5)	—	—	—	4,000	$366,840.00

____________

(1)      All Restricted Stock Unit Awards are “double trigger” and both a service-based component and a liquidity-event component must be satisfied prior to an award being settled. The liquidity-event component of these Restricted Stock Unit Awards consists of (a) a Change of Control (as defined in the related Restricted Stock Unit Award), (b) the expiration of any lock-up in connection with an IPO (as defined in the related Restricted Stock Unit Award), (c) the Sale of a Heritage Brand (as defined in the related Restricted Stock Unit Award) or the sale a subsidiary or any entity in which we have an ownership stake of no less than 10%, or upon the receipt by us of a third-party valuation or outside investment valuing us as a whole or any subsidiary, or any entity in which we have an ownership stake of no less than 10% at $200 million or more, (d) the occurrence of a Qualified Financing (as defined in the related Restricted Stock Unit Award) or (e) the date that is one day prior to the tenth anniversary of the grant date. Upon settlement, the Restricted Stock Unit Awards are paid in shares of our common stock.

(2)      The value reflected is based upon the fair market value of a share of our common stock of $91.71 on June 30, 2022 based upon a 409A valuation received by us on such date.

(3)      As of December 31, 2022, 44,343 of the shares of our common stock granted under this Restricted Stock Unit Award had met the service-based vesting requirement and will be settleable upon the fulfillment of the liquidity event requirement. An additional 860 shares of our common stock vested between January 1 and April 15, 2023. The 1,547 unvested shares of our common are subject to a monthly vesting schedule whereby approximately 172 shares of our common stock will meet the service-based vesting requirement monthly until the service-based vesting requirement is met on January 1, 2024.

(4)      As of December 31, 2022, 1,958 of the shares of our common stock granted under this Restricted Stock Unit Award had met the service-based vesting requirement and will be settleable upon the fulfillment of the liquidity event requirement. An additional 42 shares of our common stock vested on January 1, 2023. As of the date hereof, this Restricted Stock Unit Award has met the service-based vesting requirement and will be settleable upon the fulfillment of the liquidity event requirement.

(5)      This Restricted Stock Unit Award has met the service-based vesting requirement and will be settleable upon the fulfillment of the liquidity event requirement.

(6)      As of December 31, 2022, 937 of the shares of our common stock granted under this Restricted Stock Unit Award had met the service-based vesting requirement and will be settleable upon the fulfillment of the liquidity event requirement. An additional 139 shares of our common stock vested between January 1 and April 15, 2023. The 591 unvested shares of our common stock are subject to a monthly vesting schedule whereby approximately 35 shares of our common stock will meet the service-based vesting requirement monthly until the service-based vesting requirement is met on September 1, 2024.

(7)      As of December 31, 2022, 703 of the shares of our common stock granted under this Restricted Stock Unit Award had met the service-based vesting requirement and will be settleable upon the fulfillment of the liquidity event requirement. An additional 187 shares of our common stock vested between January 1 and April 15, 2023. The 1,360 unvested shares are subject to a monthly vesting schedule whereby approximately 47 shares our common stock will meet the service-based vesting requirement monthly until the service-based vesting requirement is met on September 29, 2025.

DIRECTOR COMPENSATION

General

The following discussion describes the significant elements of the expected compensation program for members of the board of directors and its committees. The compensation of our directors is designed to attract and retain committed and qualified directors and to align their compensation with the long-term interests of our shareholders. Directors who are also executive officers (each, an “Excluded Director”) will not be entitled to receive any compensation for his or her service as a director, committee member or Chair of our board of directors or of any committee of our board of directors.

Director Compensation

We have accrued, but never paid, a cash retainer to directors for their service on the Board. In addition, directors were historically granted incentive options or restricted stock units for annual service on the Board. The granting of these awards on an annual basis was disrupted between 2019 and the end of 2022. On December 9, 2022, each director received non-cash restricted stock units in the amount of 1,000 units for every year of service for the years 2019 through 2022. Newer directors received a pro rata number of restricted stock units relative to the amount of time they had served on the Board. Directors did not incur any travel expenses to attend Board and committee meetings.

The following table sets forth the non-employee director compensation we paid in the year ended December 31, 2022 (excluding compensation to our executive officers set forth in the summary compensation table above).

Name	Fees Earned or Paid in Cash(1)	Stock Awards(2)	All Other Compensation	Total ($)
Derrek Gafford(3)	0	91,710	$0	91,710
Jeffery Wensel, M.D., Ph.D.	10,000	91,710	$0	101,710
Laura Baumann	10,000	91,710	$0	101,710
Eric S. Trevan, Ph.D.(4)	6,000	45,855	$0	51,855
Christopher (Toby) Smith(4)	6,000	45,855	$0	51,855
Total:	$32,000	$366,840	$0	$398,840

____________

(1)      Comprised of deferred cash fees for members of our Board of Directors, $10,000 per year pro rated for the number of months of service in the year and who were on the board as of December 31, 2022. Fees have been accrued and are deferred until after the closing of the offering.

(2)      The amounts reflected for Stock Awards in the table above represent the dollar amount recognized for financial statement reporting purposes with respect to the fair value of securities granted in accordance with ASC Topic 718, Compensation — Stock Compensation. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. These amounts reflect our accounting expense for these awards, and do not correspond to the actual value that may be realized upon exercise. The value reflected is based upon the fair market valuation of $97.71 for a share of our common stock. This amount comes from a 409A valuation we received on June 30, 2022.

(3)      Mr. Gafford resigned from the Board of Director in December 2022.

(4)      Dr. Trevan and Mr. Smith joined the Board of Directors in June 2022.

In November 2023, our board of directors approved the following new compensation program for the non-employee members of our board of directors.

Cash Compensation.    Under such program, we will pay each non-employee director a cash fee, payable quarterly, of $40,000 per year for service on our board of directors.

Committee Fees.    If a non-employee director is designated to participate on a committee of our board of directors as either a chairperson or non-chairperson member, such director will be entitled to compensation in addition to the quarterly cash fee in accordance with the following table:

	Chair	Member
Audit Committee	$5,000/qtr	$2,500/qtr
Compensation Committee	$5,000/qtr	$2,500/qtr
Nominating and Governance Committee	$5,000/qtr	$2,500/qtr

Equity Awards.    Each non-employee director will receive a one-time initial restricted stock unit award of            shares of our common stock, which shares shall vest in arrears in two equal tranches on the first and second anniversaries of service on our Board. Each non-employee director shall also be eligible to receive grants of stock options, each in an amount designated by the Compensation Committee of our board of directors, from any equity compensation plan approved by the Compensation Committee of our Board. Directors who receive such awards for their service on the board will be entitled to keep the vested grants for the year pro rata up to the date of a “qualified event”. A “qualified event” includes (i) death, (ii)  incapacitation from which the director is not likely to return, (iii) removal other than for cause, (iv) resignation, (v) voluntarily electing not to stand for re-election, or (vi) not being nominated for election to the board for an additional term. In the case of (v) and (vi), the last date shall be the date in which the new director’s term begins.

In addition to such compensation, we will reimburse each non-employee director for all pre-approved expenses within 30 days of receiving satisfactory written documentation setting out the expense actually incurred by such director. These include reasonable transportation and lodging costs incurred for attendance at any meeting of our Board of Directors.

Independent directors who served in 2022 and 2023 prior to this offering agreed to defer cash compensation until this offering is completed. Upon the successful closing of this offering, independent directors will receive $10,000 per year in cash compensation for services rendered in 2022 and 2023, to be calculated pro rata if a full year was not served.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of November 1, 2023 by:

•        each person known by us to be a beneficial owner of more than 5% of our outstanding common stock;

•        each of our directors and director nominees;

•        each of our named executive officers; and

•        all directors and executive officers as a group.

The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days after November 1, 2023. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest. Except as indicated by footnote, to our knowledge, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

In the table below, the percentage of beneficial ownership of our common stock is based on 6,480,389 shares of our common stock outstanding as of November 1, 2023. Unless otherwise noted below, the address of the persons listed on the table is c/o Heritage Distilling Holding Company, Inc., 9668 Bujacich Road, Gig Harbor, Washington 98332.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percentage of Class (%)(1)
Named Executive Officers and Directors
Justin Stiefel	24,035	(2)	* %
Jennifer Stiefel	66,395	(3)	1.0
Michael Carrosino	—		—%
Jeffery Liebhardt	—		—
Troy Alstead	1,000	(4)	*
Laura Baumann	959		*
Christopher (Toby) Smith	—		—%
Eric S. Trevan, Ph.D.	—		—
Andrew Varga	—		—%
Jeffery Wensel, M.D., Ph.D.	45,954		*
Executive Officers and Directors as a Group (10 persons)	137,343		2.1
Other 5% Shareholders
Tiburon Opportunity Investment Fund L.P.	3,114,547		48.1
Daniel B. Cathcart	537,037		8.3
Anson Investments Master Fund LP	532,640		8.3
Douglas A. George	384,401		5.9

____________

*        less than 1%.

(1)      The percentages in the table have been calculated on the basis of treating as outstanding for a particular person, all shares of our capital stock outstanding on November 1, 2023. On November 1, 2023, there were 6,480,380 shares of our common stock outstanding. To calculate a stockholder’s percentage of beneficial ownership, we include in the numerator and denominator the common stock outstanding and all shares of our common stock issuable to that person in the event of the exercise of outstanding options and other derivative securities owned by that person which are exercisable within 60 days of November 1, 2023. Common stock options and derivative securities held by other stockholders are disregarded in this calculation. Therefore, the denominator used in calculating beneficial ownership among our stockholders may differ. Unless we have indicated otherwise, each person named in the table has sole voting power and sole investment power for the shares listed opposite such person’s name.

(2)      Includes 3,048 shares held in Mr. Stiefel’s IRA account. Mr. Stiefel disclaims beneficial ownership of the shares held by Ms. Stiefel.

(3)      Includes 457 shares held in Ms. Stiefel’s IRA account. Ms. Stiefel disclaims beneficial ownership of the shares held by Mr. Stiefel.

(4)      Represents shares issuable upon the exercise of options that may be exercised within 60 days of November 1, 2023.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Procedures for Approval of Related Party Transactions

A “related party transaction” is any actual or proposed transaction, arrangement or relationship or series of similar transactions, arrangements or relationships, including those involving indebtedness not in the ordinary course of business, to which we or our subsidiaries were or are a party, or in which we or our subsidiaries were or are a participant, in which the amount involved exceeded or exceeds the lesser of (i) $120,000 or (ii) one percent of the average of our total assets at year-end for the last two completed fiscal years and in which any related party had or will have a direct or indirect material interest. A “related party” includes:

•        any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors;

•        any person who beneficially owns more than 5% of our common stock;

•        any immediate family member of any of the foregoing; or

•        any entity in which any of the foregoing is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

In September 2022, our board of directors adopted a written related-party transactions policy. Pursuant to this policy, the Audit Committee of our board of directors will review all material facts of all related-party transactions and either approve or disapprove entry into the related-party transaction, subject to certain limited exceptions. In determining whether to approve or disapprove entry into a related-party transaction, our Audit Committee shall take into account, among other factors, the following: (i) whether the related-party transaction is on terms no less favorable to us than terms generally available from an unaffiliated third party under the same or similar circumstances; (ii) the extent of the related party’s interest in the transaction; and (iii) whether the transaction would impair the independence of a non-employee director.

Related Party Transactions

With the exception of the compensation arrangements for our named executive officers and directors, which are describe above, and the transactions set forth below, we were not a party to any related party transactions during the year ended December 31, 2022 or since December 31, 2022, and there are no currently proposed related-party transaction that is under consideration by us.

During the year ended December 31, 2022, we paid Summit Distillery, Inc. a $180,000 management fee relating to the licensure and management of our Oregon distillery. Fifty percent of the capital stock of Summit Distillery, Inc. is owned by Jeffrey Wensel, M.D., Ph.D., one of our directors, and fifty percent of the capital stock of Summit Distillery, Inc. is owned by Glenn Keiper, the beneficial owner of 45,954 shares of common stock of our company.

Between April 19, 2022 and November 8, 2022, Tiburon Opportunity Investment Fund L.P. (“Tiburon”), a related party that is a current shareholder of our company and owned more than 10% of our outstanding common stock as of June 30, 2023 and December 31, 2022 and 2021, purchased our unsecured convertible promissory notes in the principal amount of $6,311,250. In connection with the purchase of such unsecured convertible promissory notes, we issued to Tiburon common stock purchase warrants in an amount equal to fifty percent (50%) of the cash proceeds from such promissory notes. Additionally, between March 9, 2023 and June 30, 2023, Tiburon (as well as the lead investor in Tiburon) purchased from us a unsecured convertible promissory note in the principal amount of $3,307,500, and in July of 2023, purchased an additional unsecured convertible promissory note in the principal amount of $675,000. We have not made any payments of principal or interest on the promissory notes issued to Tiburon (or the lead investor in Tiburon). These promissory notes were converted into an aggregate of 3,194,796 shares of our common stock and warrants exercisable for 44,575 shares of our common stock upon the filing and effectiveness of our amended and restated certificate of incorporation on November 1, 2023.. For further information, please see Note 15 of our audited consolidated financial statements for the year ended December 31, 2022 included elsewhere in this prospectus.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the rights of our common stock and preferred stock, certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws as they will be in effect upon completion of this offering and applicable law. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been or will be filed as exhibits to the registration statement of which this prospectus is a part.

Our authorized capital stock consists of 70,000,000 shares of common stock, par value $0.0001 per share, and 5,000,000 shares of preferred stock, par value $0.0001 per share. As of the date of this prospectus, 6,480,389 shares of common stock are issued and outstanding and no shares of preferred stock are issued and outstanding. In addition, 1,977,080 shares of common stock are reserved for issuance upon the exercise of outstanding common stock purchase warrants, 10,866 shares of common stock are reserved for issuance upon the exercise of outstanding common stock purchase options, and 334,370 shares of common stock are reserved for issuance upon the conversion of outstanding convertible debt.

Common Stock

Voting, Dividend and Other Rights.    Each outstanding share of common stock entitles the holder to one vote on all matters presented to the shareholders for a vote. Holders of shares of common stock have no cumulative voting, preemptive, subscription or conversion rights. All shares of common stock to be issued pursuant to this registration statement will be duly authorized, fully paid and non-assessable. Our board of directors determines if and when distributions may be paid out of legally available funds to the holders. To date, we have not declared any dividends with respect to our common stock. Our declaration of any cash dividends in the future will depend on our board of directors’ determination as to whether, in light of our earnings, financial position, cash requirements and other relevant factors existing at the time, it appears advisable to do so. We do not anticipate paying cash dividends on the common stock in the foreseeable future.

Rights Upon Liquidation.    Upon liquidation, subject to the right of any holders of the preferred stock to receive preferential distributions, each outstanding share of common stock may participate pro rata in the assets remaining after payment of, or adequate provision for, all our known debts and liabilities.

Majority Voting.    The holders of a majority of the outstanding shares of common stock constitute a quorum at any meeting of the shareholders. A plurality of the votes cast at a meeting of shareholders elects our directors. The common stock does not have cumulative voting rights. Therefore, the holders of a majority of the outstanding shares of common stock can elect all of our directors. In general, a majority of the votes cast at a meeting of shareholders must authorize shareholder actions other than the election of directors. Amendments to our articles of incorporation require the vote of two thirds of all outstanding voting shares.

Preferred Stock

Authority of Board of Directors to Create Series and Fix Rights.    Under our articles of incorporation, as amended, our board of directors can issue up to 5,000,000 shares of preferred stock from time to time in one or more series. The board of directors is authorized to fix by resolution as to any series the designation and number of shares of the series, the voting rights, the dividend rights, the redemption price, the amount payable upon liquidation or dissolution, the conversion rights, and any other designations, preferences or special rights or restrictions as may be permitted by law. Unless the nature of a particular transaction and the rules of law applicable thereto require such approval, our board of directors has the authority to issue these shares of preferred stock without shareholder approval.

Outstanding Warrants

As of the date of this prospectus, the following warrants are outstanding:

•        Warrants to purchase 116,928 shares of our common stock with a weighted average exercise price of $33.42 per share that expire between July 2024 and March 2027;

•        Warrants to purchase 236,666 shares of our common stock issuable with an exercise price equal to the price per share at which our common stock is sold in this offering that are exercisable from time to time and will also mandatorily exercise on a cashless basis when the volume weighted average price per share of our common stock over a 20-day period reaches 125% of the exercise price and which expire in August 2028;

•        Warrants to purchase 798,166 shares of our common stock with an exercise price equal to the price per share at which our common stock is sold in this offering that will automatically exercise on a cashless basis at any time that the holder beneficially owns a number of shares of common stock that is less than 4.99% of our outstanding shares of common stock for a number of shares that would cause the holder to beneficially own 4.99% of our outstanding shares of common; and

•        Warrants to purchase 733,320 shares of our common stock issuable with an exercise price equal to the price per share at which our common stock is sold in this offering that will exercise on a cashless basis when the price per share of our common stock reaches 125% of the exercise price and which expire in July 2027.

Pursuant to the terms of such warrants, the applicable exercise price of such warrants is subject to adjustment in the event of stock splits, combinations or the like of our common stock.

Options

As of the date of this prospectus, we had outstanding options to purchase an aggregate 10,866 shares of our common stock with a weighted-average exercise price of $90 per share, all of which were issued under the 2019 Plan.

Restricted Stock Units

As of the date of this prospectus, we had 205,954 shares of outstanding restricted stock units.

Limitation of Liability and Indemnification Matters

Our amended and restated certificate of incorporation, which will become effective upon the completion of this offering, will limit the liability of our directors for monetary damages for breach of their fiduciary duties, except for liability that cannot be eliminated under the DGCL. Consequently, our directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following:

•        any breach of their duty of loyalty to us or our stockholders;

•        acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•        unlawful payments of dividends or unlawful stock repurchases, or redemptions as provided in Section 174 of the DGCL; or

•        any transaction from which the director derived an improper personal benefit.

Our amended and restated bylaws will also provide that we will indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether our amended and restated bylaws would permit indemnification. We plan on obtaining directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and may be unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Indemnification of Officers and Directors

Our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective in connection with the completion of this offering, will provide that we will indemnify each of our directors and officers to the fullest extent permitted by the DGCL. Under the employment agreements for Justin Stiefel and Jennifer Stiefel, we have agreed to indemnify and relieve them jointly and severally from any and all liabilities that they undertook in the past or will undertake in the future as individuals to underwrite operations of the business. Examples of this include, but are not limited to, personal guarantees on real estate leases, vehicle leases, company credit cards, revolving accounts, vendor accounts, federal bonds, and tax payment agreements.

To the best of our knowledge, during the past two fiscal years, other than as set forth above, there were no material transactions, or series of similar transactions, or any currently proposed transactions, or series of similar transactions, to which we were or are to be a party, in which the amount involved exceeds the lesser of (A) $120,000 or (B) one percent of our average total assets at year-end for the last two completed fiscal years, and in which any director or executive officer, or any security holder who is known by us to own of record or beneficially more than 5% of any class of our common stock, or any member of the immediate family of any of the foregoing persons, has an interest (other than compensation to our officers and directors in the ordinary course of business).

Anti-Takeover Effects of Certain Provisions of Our Articles of Incorporation, as Amended, and Our Bylaws

Provisions of our articles of incorporation, as amended, and our bylaws could make it more difficult to acquire us by means of a merger, tender offer, proxy contest, open market purchases, removal of incumbent directors and otherwise. These provisions, which are summarized below, are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because negotiation of these proposals could result in an improvement of their terms.

Calling of Special Meetings of Stockholders.    Our bylaws provide that special meetings of the stockholders may be called only by the chief executive officer, if any, or the president or the board of directors.

Removal of Directors; Vacancies.    Our bylaws provide that a director may be removed either for or without cause at any special meeting of stockholders by the affirmative vote of at least two-thirds of the voting power of the issued and outstanding stock entitled to vote; provided, however, that notice of intention to act upon such matter shall have been given in the notice calling such meeting.

Amendment of Bylaws.    The bylaws provide that the bylaws may be altered, amended or repealed at any meeting of the board of directors at which a quorum is present, by the affirmative vote of a majority of the directors present at such meeting.

Preferred Stock.    Our articles of incorporation, as amended, authorize the issuance of up to 5,000,000  shares of preferred stock with such rights and preferences as may be determined from time to time by our board of directors in their sole discretion. Our board of directors may, without stockholder approval, issue series of preferred stock with dividends, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of our common stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is _______. _______’s address is _______ and its telephone number is (___) ___-____.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market following this offering, or the possibility of such sales occurring, could cause the prevailing market price of our common stock to fall and impede our ability to raise capital through an offering of equity securities.

Upon the completion of this offering, we will have a total of 8,280,389 shares of common stock outstanding, assuming an initial public offering price of $7.50 per share of common stock, assuming no exercise by the underwriters’ option to purchase additional shares of common stock, and no exercise or conversion of outstanding options or warrants to purchase shares of common stock prior to completion of this offering. All of the shares sold in this offering will be freely tradable unless held by our “affiliates,” as defined in Rule 144 under the Securities Act. Shares purchased by affiliates may generally only be sold pursuant to an effective registration statement under the Securities Act or in compliance with Rule 144.

Lock-Up Agreements

Our stockholders who beneficially own less than 5% of our outstanding shares of common stock, who own beneficially approximately            million shares of our common stock in the aggregate, are not subject to any lock-up agreements. These shares will be eligible for sale in the public market immediately after effectiveness of this registration statement, subject to Rule 144 under the Securities Act.

However, we and certain of our executive officers, directors and holders of 5% or more of our outstanding common stock have entered into “lock-up” agreements. As a result of these contractual restrictions and the provisions of Rules 144 and 701 promulgated under the Securities Act, in addition to the shares that may be immediately sold by our non-affiliated stockholders, an aggregate of approximately             million shares of common stock (including shares issued upon exercise of warrants and options) will be eligible for sale in the public market upon expiration of lock-up agreements, if any, 180 days after the date of this prospectus, subject, in certain circumstances to the volume, manner of sale and other limitations under Rule 144 and Rule 701, assuming the exercise of all outstanding options and warrants. The representatives may, in their discretion, release any of the securities subject to these lock-up agreements at any time.

Rule 144

In general, under Rule 144, as amended, a person (or persons whose shares are required to be aggregated) who is not deemed to have been an affiliate of ours at any time during the six months preceding a sale, and who has beneficially owned our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell those shares, subject only to the availability of current public information about us and provided that we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. If such person has held our shares for at least one year, such person can resell such shares under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company and current public information requirements.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any six-month period a number of shares that does not exceed the greater of:

•        1% of the number of shares of common stock then outstanding, which will equal approximately 82,803 shares immediately after this offering (assuming a public offering price of $7.50 per share of common stock, the midpoint of the initial public offering price range reflected on the cover page of this prospectus, no exercise of the underwriters’ option to purchase additional shares); or

•        the average weekly trading volume of our common stock on the Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

Under Rule 701 under the Securities Act, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock plan may be resold, by:

•        persons, other than affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject only to the manner-of-sale provisions of Rule 144; and

•        our affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject to the manner-of-sale and volume limitations, current public information and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.

Notwithstanding the foregoing, our Rule 701 shares held by our executive officers and directors are subject to lock-up agreements as described above and in the section titled “Underwriting” and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Form S-8 Registration Statement

We intend to file a registration statement on Form S-8 under the Securities Act after the closing of this offering to register the shares of our common stock that are issuable pursuant to our 2023 Plan. The registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations applicable to affiliates and the lock-up arrangement described above, if applicable.

UNDERWRITING

Newbridge Securities Corporation (the “Representative”) is acting as sole underwriter of this offering. We have entered into an underwriting agreement with Newbridge Securities Corporation, dated             , 2023, with respect to the shares of common stock subject to this offering. Subject to the terms and conditions in the underwriting agreement, we have agreed to sell to the underwriter, and the underwriter has agreed to purchase from us on a firm commitment basis, the number of shares of common stock set forth opposite its name in the table below:

Underwriter	Number of Shares of Common Stock
Newbridge Securities Corporation

The underwriter is committed to purchase all the shares of common stock offered by us other than those covered by the option to purchase additional shares of common stock described below. The obligations of the underwriter may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriter’s obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriter of officers’ certificates and legal opinions.

Discounts and Commissions; Expenses

The underwriter has advised us that it proposes to offer the shares of common stock at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $            per share. After this offering, the public offering price, concession and reallowance to dealers may be changed by the underwriter. No such change shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The shares of common stock are offered by the underwriter as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriter has informed us that it does not intend to confirm sales to any accounts over which it exercises discretionary authority.

The following table shows the public offering price, underwriting discount and commissions and proceeds, before expenses to us.

Total
	Per Share	Without Over- Allotment	With Over- Allotment
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

We have agreed to reimburse the underwriter for accountable expenses not to exceed $185,000. We estimate that expenses payable by us in connection with this offering, including reimbursement of the underwriter’s out-of-pocket expenses, but excluding the underwriting discount referred to above, will be approximately $            .

Pursuant to the underwriting agreement, we have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act, or to contribute to payments which the underwriter or other indemnified parties may be required to make in respect of any such liabilities.

Over-allotment Option

We have granted to the underwriter an option exercisable not later than 30 days after the date of this prospectus to purchase up to an additional 270,000 shares of common stock at the public offering price per share set forth on the cover page hereto less the underwriting discounts and commissions. The underwriter may exercise the option solely to cover overallotments, if any, made in connection with this offering. If any additional shares of common stock are purchased pursuant to the over-allotment option, the underwriter will offer these shares on the same terms as those on which the other shares of common stock are being offered.

Stabilization

Until the distribution of shares of common stock is complete, SEC rules may limit the ability of the underwriter to bid for and purchase our shares of common stock. As an exception to these rules, underwriters are permitted to engage in certain transactions which stabilize the price of the shares of common stock, which may include short sales, covering transactions and stabilizing transactions. Short sales involve sales of shares of common stock in excess of the number of shares to be purchased by the underwriter in the offering, which creates a short position. “Covered” short sales are sales made in an amount not greater than the underwriter’s option to purchase additional shares of common stock from us in the offering. The underwriter may close out any covered short position by either exercising its option to purchase additional shares of common stock or purchasing shares of common stock in the open market. In determining the source of shares of common stock to close out the covered short position, the underwriter will consider, among other things, the price of shares of common stock available for purchase in the open market as compared to the share price at which they may purchase through its option to purchase additional shares. “Naked” short sales are any sales in excess of such option. The underwriter must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriter are concerned that there may be downward pressure on the price of the shares of common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of the shares of common stock made by the underwriter in the open market prior to the completion of the offering.

The underwriter may also impose a penalty bid. This occurs when a particular underwriter repays to the other underwriter a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Neither we nor the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above might have on our shares of common stock. Any of these activities may have the effect of preventing or retarding a decline in the market price of our shares of common stock. They may also cause the price of the shares of common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. If the underwriter commences any of these transactions, it may discontinue them at any time without notice.

We expect that delivery of the shares will be made to investors on or about             , 2023 (such settlement being referred to as “T+2”).

In the ordinary course of their various business activities, the underwriter and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their clients and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriter and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Lock-Up Agreements

We and our directors and executive officers have entered into lock-up agreements. Under these agreements, these individuals have agreed, subject to specified exceptions, not to sell or transfer any shares of common stock or securities convertible into, or exchangeable or exercisable for, shares of common stock during a period ending 180 days after the date of this prospectus supplement, without first obtaining the written consent of the Representative of the underwriters. Specifically, these individuals have agreed, in part, not to:

•        offer, sell, contract to sell, hypothecate, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise), directly or indirectly, of any Ordinary Shares or securities convertible, exchangeable or exercisable into, Ordinary Shares;

•        establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act with respect to shares of common stock or securities convertible, exchangeable or exercisable into, shares of common stock; or

•        make any demand for or exercise any right or cause to be filed a registration, including any amendments thereto, with respect to the registration of any shares of common stock or any securities of the Company or its subsidiaries which would entitle the holder thereof to acquire at any time shares of common stock, including, without limitation, any debt, preferred shares, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, shares of common stock; or

•        publicly disclose the intention to do any of the foregoing.

Notwithstanding these limitations, these shares of common stock may be transferred under limited customary circumstances, including, without limitation, by gift, will or intestate succession.

Representative’s Warrants

We have agreed to issue to the Representative (or its permitted designees) warrants to purchase up to a total of shares of common stock (5.0% of the shares of common stock sold in this offering, including the over-allotment, if any). The warrants will be exercisable at any time, and from time to time, in whole or in part, during the five (5) year period commencing 180 days from the commencement of sales of the common stock in this offering, which is also the effective date of the registration statement of which this prospectus is a part, which period is in compliance with applicable FINRA rules. The warrants are exercisable at a per share price equal to $           per share, or 100% of the public offering price per share of common stock sold in this offering (based on the assumed public offering price of $7.50 per share). The warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(e)(1)(A) of FINRA. The Representative (or permitted assignees under Rule 5110(e)(2)) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period commencing 180 days from the commencement of sales of the common stock in this offering. In addition, the warrants provide for cashless exercise and registration rights upon request, in certain cases. The unlimited piggyback registration rights provided will not be greater than three (3) years from the closing date of this offering in compliance with applicable FINRA rules (provided such registration rights will not apply to any universal shelf registration statement). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances, including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger, or consolidation. However, the warrant exercise price or underlying shares will not be adjusted for issuances of shares of common stock at a price below the warrant exercise price.

Listing

We have applied to have our common stock listed on Nasdaq under the symbol “CASK”. No assurance can be given that our listing application will be approved by the Nasdaq Capital Market.

Transfer Agent and Registrar

The transfer agent and registrar of our common stock is             .

Electronic Prospectus

This prospectus may be made available in electronic format on Internet sites or through other online services maintained by the underwriter or its affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. Other than this prospectus in electronic format, any information on the underwriter’s or its affiliates’ websites and any information contained in any other website maintained by the underwriter or any affiliate of the underwriter is not part of this prospectus supplement, the accompanying prospectus or the registration statement of which this prospectus supplement forms a part, has not been approved and/or endorsed by us or the underwriter and should not be relied upon by investors.

Certain Relationships

The underwriter and its affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. The underwriter and its affiliates may provide from time to time in the future in the ordinary course of their business certain commercial banking, financial advisory, investment banking and other services to us for which they will be entitled to receive customary fees and expenses.

Offer Restrictions Outside the United States

This prospectus does not constitute an offer to sell to, or a solicitation of an offer to buy from, anyone in any country or jurisdiction (i) in which such an offer or solicitation is not authorized, (ii) in which any person making such offer or solicitation is not qualified to do so or (iii) in which any such offer or solicitation would otherwise be unlawful. No action has been taken that would, or is intended to, permit a public offer of the securities or possession or distribution of this prospectus or any other offering or publicity material relating to the securities in any country or jurisdiction (other than the United States) where any such action for that purpose is required. Accordingly, the underwriters have undertaken that they will not, directly or indirectly, offer or sell any securities offered hereby or have in its possession, distribute or publish any prospectus, form of application, advertisement or other document or information in any country or jurisdiction except under circumstances that will, to the best of their knowledge and belief, result in compliance with any applicable laws and regulations and all offers and sales of securities by them will be made on the same terms.

United Kingdom

This prospectus has only been communicated or caused to have been communicated and will only be communicated or caused to be communicated as an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act of 2000, or the FSMA, as received in connection with the issue or sale of the ordinary shares in circumstances in which Section 21(1) of the FSMA does not apply to us. All applicable provisions of the FSMA will be complied with in respect to anything done in relation to the ordinary shares in, from or otherwise involving the United Kingdom.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus may be distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds; provident funds; insurance companies; banks; portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange Ltd., underwriters, each purchasing for their own account; venture capital funds; entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors shall be required to submit written confirmation that they fall within the scope of the Addendum.

LEGAL MATTERS

Certain legal matters with respect to the shares of common stock offered hereby will be passed upon by Pryor Cashman LLP, New York, New York. Certain other legal matters will be passed upon for the underwriters by Ellenoff Grossman & Schole, New York, New York.

EXPERTS

The consolidated financial statements of Heritage Distilling Holding Company, Inc. as of December 31, 2021 and 2022 and for the years then ended have been audited by Marcum LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements are included in this prospectus and registration statement in reliance upon the report of Marcum LLP appearing elsewhere herein, and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities offered in this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document is not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers. You may inspect the registration statement and its exhibits and schedules and other information on SEC’s website at www.sec.gov.

We also maintain a website at www.heritagedistilling.com, at which, following the completion of this offering, you may access our SEC filings free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference in, and is not part of, this prospectus. You may also request a copy of these filings, at no cost, by writing us at 9668 Bujacich Road, Gig Harbor, Washington 98332, or telephoning us at (253) 509-0008.

HERITAGE DISTILLING HOLDING COMPANY, INC.
CONSOLIDATED FINANCIAL STATEMENTS

Heritage Distilling Holding Company, Inc.

Condensed Consolidated Balance Sheet

(unaudited)

	June 30, 2023	December 31, 2022
ASSETS
Current Assets
Cash	$19,785	$223,034
Accounts Receivable	554,835	494,714
Inventory	3,307,378	3,641,895
Other Current Assets	1,198,494	1,089,733
Total Current Assets	5,080,492	5,449,376

Long Term Assets
Property and Equipment, net of Accumulated Depreciation	7,081,955	7,683,163
Operating Lease Right-of-Use Assets, net	3,921,962	3,841,480
Investment in Flavored Bourbon LLC	10,864,000	10,864,000
Other Long Term Assets	44,817	121,087
Total Long Term Assets	21,912,734	22,509,731
Total Assets	$26,993,226	$27,959,107

LIABILITIES & STOCKHOLDERS’ DEFICIT
Current Liabilities
Accounts Payable	$4,604,536	$3,153,423
Accrued Payroll	1,002,397	989,850
Accrued Tax Liability	1,231,858	1,287,728
Other Current Liabilities	2,099,183	997,364
Operating Lease Liabilities, Current	1,408,910	1,453,456
Notes Payable, Current	14,186,454	13,883,471
Accrued Interest, Current	1,064,225	88,065
Total Current Liabilities	25,597,564	21,853,357

Long Term Liabilities
Operating Lease Liabilities, net of Current Portion	3,279,460	3,285,726
Convertible Notes (including a related party convertible note of $15,320,382 and $3,476,057 as of June 30, 2023 and December 31, 2022, respectively)	32,162,146	8,041,000
Warrant Liabilities (including a related party warrant liability of $338,392 and $187,181 as of June 30, 2023 and December 31, 2022, respectively)	788,978	433,000
Accrued Interest, net of Current Portion	0	977,316
Total Long Term Liabilities	36,230,584	12,737,042
Total Liabilities	61,828,148	34,590,400

Commitments and Contingencies (Note10)

Stockholders’ Deficit
Common Stock, par value $0.0001 per share; 3,000,000 shares authorized; 669,559 and 669,676 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively	67	67
Additional Paid-In-Capital	31,422,762	31,414,698
Accumulated Deficit	(66,257,751)	(38,046,058)
Total Stockholders’ Deficit	(34,834,921)	(6,631,293)
Total Liabilities & Stockholders’ Deficit	$26,993,226	$27,959,107

The accompanying notes are an integral part of these condensed consolidated financial statements.

Heritage Distilling Holding Company, Inc.
Condensed Consolidated Statement of Operations
(unaudited)

	For the Six Months Ended June 30,
	2023	2022
NET SALES
Products	$2,183,521	$2,174,893
Services	1,253,834	1,111,658
Total Net Sales	3,437,355	3,286,550

COST OF SALES
Products	2,309,796	1,972,394
Services	452,624	403,901
Total Cost of Sales	2,762,420	2,376,295
Gross Profit	674,935	910,256

OPERATING EXPENSES
Sales and Marketing	3,093,568	3,038,803
General and Administrative	4,700,392	3,717,521
Total Operating Expenses	7,793,960	6,756,324
Operating Loss	(7,119,025)	(5,846,068)

OTHER INCOME (EXPENSE)
Interest Expense	(1,205,545)	(1,334,384)
Change in Fair Value of Convertible Notes	(19,544,020)	(261,000)
Change in Fair Value of Warrant Liabilities	(343,104)	(5,000)
Other Income	—	(87,402)
Total Other Expense	(21,092,669)	(1,687,786)
Loss Before Income Taxes	(28,211,694)	(7,533,854)
Income Taxes	—	(8,101)
Net Loss	$(28,211,694)	$(7,541,955)

Net Loss Per Share, Basic and Diluted	$(42.13)	$(11.27)

Weighted Average Common Shares Outstanding, Basic and Diluted	669,646	668,929

The accompanying notes are an integral part of these condensed consolidated financial statements.

Heritage Distilling Holding Company, Inc.
Condensed Consolidated Statements of Stockholders’ Deficit
(unaudited)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Number of Shares	Amount
Beginning Balance December 31, 2022	669,676	$67	$31,414,698	$(38,046,058)	$(6,631,293)
Shares Repurchased	(117)	—	(10,530)	—	(10,530)
Share-based Compensation			18,595		18,595
Net Loss	—	—	—	(28,211,693)	(28,211,693)
Ending Balance June 30, 2023	669,559	$67	$31,422,762	$(66,257,751)	$(34,834,921)
	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Number of Shares	Amount
Beginning Balance December 31, 2021	668,987	$67	$30,988,019	$(25,777,841)	$5,210,244
Shares Repurchased	(107)	—	(9,630)	—	(9,630)
Share-based Compensation	—	—	22,704	—	22,704
Warrants Issued	—	—	303,000	—	303,000
Net Loss	—	—	—	(7,541,955)	(7,541,955)
Ending Balance June 30, 2022	668,880	$67	$31,304,093	$(33,319,796)	$(2,015,636)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Heritage Distilling Holding Company, Inc.
Condensed Consolidated Statements of Cash flows
(unaudited)

	For the Six Months Ended June 30,
	2023	2022
Net Loss	$(28,211,693)	$(7,541,955)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:
Depreciation Expense	777,311	692,108
Amortization of operating lease right-of-use assets	229,337	188,584
Loss on disposal of property and equipment	31,950	9,833
Non-cash Warrant Issued	—	303,000
Loss on Change in Fair Value of Convertible Notes	19,544,020	261,000
Loss on Change in Fair Value of Warrant Liabilities	343,104	5,000
Non-cash Interest Expense	160,062	651,298
Non-cash Share-based Compensation	18,595	22,703

Changes in Operating Assets and Liabilities:
Accounts Receivable	(60,121)	3,290
Inventory	334,517	327,792
Other Current Assets	243,312	700,532
Other Long-Term Assets	76,270	—
Accounts Payable	944,065	436,441
Other Current Liabilities	1,344,433	(239,157)
Operating Lease Liabilities	(360,632)	(302,493)
Net Cash Used in Operating Activities	(4,585,472)	(4,482,023)

Cash Flow from Investing Activities
Purchase of Property and Equipment	(208,053)	(365,950)
Proceeds from Sale of Asset	—	25,000
Net Cash Used in Investing Activities	(208,053)	(340,950)

Cash Flow from Financing Activities
Proceeds from Notes Payable	250,000	250,000
Proceeds from Convertible Notes (including proceeds from related party convertible notes of $2,450,000 and $4,350,000 for the six months ended June 30, 2023 and 2022, respectively)	4,590,000	8,000,000
Repayment of Notes Payable	(108,234)	(120,413)
Deferred Transaction Costs associated with S-1 Filing	(130,961)	—
Common Stock Shares Repurchased	(10,530)	(9,630)
Net Cash Provided by Financing Activities	4,590,275	8,119,957
Net Increase (Decrease) in Cash	(203,249)	3,296,984
Cash – Beginning of Period	223,034	205,278
Cash – End of Period	$19,785	$3,502,262

Heritage Distilling Holding Company, Inc.
Condensed Consolidated Statements of Cash flows — (Continued)
(unaudited)

	For the Six Months Ended June 30,
	2023	2022
Supplemental Cash Flow Information related to Interest Paid & Income Taxes Paid:
Cash Paid during the Period for:
Interest Expense	$1,045,483	$683,086
Income Tax Payments	$0	$8,101
Cash paid for amounts included in the measurement of lease liabilities	$431,933	$437,536

Supplemental Schedule of Non-cash Investing and Financing Activities:
Right-of-use assets obtained in exchange for new operating lease liabilities upon ASC 842 adoption	$0	$4,218,649
Deferred Transaction Costs associated with S-1 Filing in Accounts Payable and Other Current Liabilities	$814,864	$0
Deferred Wages including employer tax obligation (See Note 9)	$113,923	$0
Unpaid property and equipment additions	$976	$0

The accompanying notes are an integral part of these condensed consolidated financial statements.

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 1 — DESCRIPTION OF OPERATIONS AND BASIS OF PRESENTATION

Description of operations — Heritage Distilling Holding Company (“HDHC” or the “Company”) is a Delaware corporation, for the purpose of investing in, managing, and/or operating businesses that are engaged in the production, sale, or distribution of alcoholic beverages. The Company is headquartered in Gig Harbor, Washington and has one wholly owned subsidiary, Heritage Distilling Company, Inc., (“HDC”) that is included in the condensed consolidated financial statements.

HDC has operated since 2011 as a craft distillery making a variety of whiskeys, vodkas, gins and rums as well as RTDs and operates distillery tasting rooms in Washington and Oregon.

Business Combination Agreement — On December 9, 2022, the Company entered into a business combination agreement (as amended, the “Business Combination Agreement”) with a publicly-traded special purpose acquisition company (“SPAC”). On May 18, 2023, the Business Combination Agreement was terminated and deferred expenses related to the transaction were expensed. Subsequent to the termination of the Business Combination, the Company contemplates an initial public offering (“IPO”).

Basis of Presentation — The accompanying condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the Company’s wholly-owned subsidiary. All intercompany transactions and balances have been eliminated in the consolidation process. Certain accounts relating to the prior year have been reclassified to conform to the current period’s presentation. These reclassifications had no effect on the net loss or net assets as previously reported.

Unaudited Interim Financial Information — The accompanying condensed consolidated balance sheet as of June 30, 2023, the condensed consolidated statement of operations and the condensed consolidated statements of stockholders’ deficit, for the six months ended June 30, 2023 and 2022, and the condensed consolidated statement of cash flows for the six months ended June 30, 2023 and 2022 are unaudited. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of June 30, 2023 and the results of its operations and cash flows for the six months ended June 30, 2023 and 2022. The financial data and other information disclosed in these notes related to the six months ended June 30, 2023 and 2022 are also unaudited. The results for the six-month periods ended June 30, 2023 are not necessarily indicative of results to be expected for the year ending December 31, 2023, any other interim periods, or any future year or period.

The accompanying consolidated balance sheet as of December 31, 2022 has been derived from the Company’s audited financial statements for the year ended December 31, 2022. These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and notes thereto as of December 31, 2022 and for each of the two years in the period ended December 31, 2022 included elsewhere in this registration statement.

Liquidity and Going Concern — The accompanying condensed consolidated financial statements have been prepared in conformity with U.S. GAAP, which contemplate continuation of the Company as a going concern. The Company’s recurring net losses, negative working capital, increased accumulated deficit and stockholders’ deficit, raise substantial doubt about its ability to continue as a going concern. During the six months ended June 30, 2023, the Company would have incurred a net loss of approximately $28.2 million (of which approximately $19.9 million of the net loss stemmed from the increase in fair value of certain convertible notes and warrants), and reported net cash used in operations of approximately $4.6 million. At June 30, 2023, the accumulated deficit was approximately $66.3 million and the stockholders’ deficit was approximately ($34.8) million. Excluding the approximately $19.9 million from the increase in fair value of the aforementioned convertible notes and warrants: the Company would have incurred a net loss of approximately $8.3 million; reported net cash used in operations of approximately $4.6 million; at June 30, 2023, the accumulated deficit would have been approximately $46.4 million and the stockholders’ deficit would have been approximately ($34.8) million. In connection with these condensed

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 1 — DESCRIPTION OF OPERATIONS AND BASIS OF PRESENTATION (cont.)

consolidated financial statements, management evaluated whether there were conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to meet its obligations as they become due within one year from the date of issuance of these financial statements. Management assessed that there were such conditions and events, including a history of recurring operating losses, and negative cash flows from operating activities, and significant current debt obligations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As of June 30, 2023, the Company believes its current cash balances coupled with anticipated cash flow from operating activities may not be sufficient to meet its working capital requirements for at least one year from the date of the issuance of the accompanying condensed consolidated financial statements. The Company issued an aggregate principal amount of $22,045,500 in unsecured convertible notes, including the issuance of convertible notes of $1,350,000 subsequent to June 30, 2023 (see Note 15) to various new and existing investors including a related party, which generated net cash proceeds of $16,330,000. In October 2023, the holders of the unsecured convertible notes agreed to convert the convertible notes and accrued interest into common stock and prepaid warrants to purchase common stock of the Company. (See Note 5.)

The accompanying condensed consolidated financial statements have been prepared assuming the Company will continue to operate as a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from uncertainty related to its ability to continue as a going concern.

Risks and Uncertainties

Global Conflict

Management continues to monitor the changing landscape of global conflicts and their potential impacts on its business. First among these concerns is the ongoing conflict in Ukraine, which has caused disruption in the grain, natural gas and fertilizer markets, and the result of which is uncertainty in pricing for those commodities. Because the Company relies on grains for part of its raw inputs, these disruptions have the possibility of increasing the supply costs. However, since the Company sources all of its grain from local or known domestic suppliers, management considers that the impact of the Ukraine war is not significant based on the Company’s history and relationship with the existing farmers and growers. The other potential conflict the Company monitors is the threatening military activity between China and Taiwan. The Company used to source its glass bottles from suppliers in China and has recently migrated this production to Taiwan. Although the Company now has what it considers an adequate supply of its glass bottles at the current utilization rate, in light of the potential disruption in Taiwan, the Company has started to evaluate new producers who can produce glass bottles in other countries. Finally, most recently the attacks on Israel and the resulting and potentially escalating tensions in the region could feed uncertainty in the oil markets, impacting prices for fuel, transportation, freight and other related items, impacting costs directly and indirectly leading to more inflation.

Inflation

There is a chance that the rate of inflation could remain relatively high in the foreseeable future. This could put cost pressure on the Company faster than it can raise prices on its products. In such cases the Company could lose money on products, or its margins or profits could decline. In other cases, consumers may choose to forgo making purchases that they do not deem to be essential, thereby impacting the Company’s growth plans. Likewise, labor pressures could continue to increase as employees become increasingly focused on their own standard of living, putting upward labor costs on the Company before the Company has achieved some or all of its growth plans. Management continues to focus on cost containment and is monitoring the risks associated with inflation and will continue to do so for the foreseeable future.

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 1 — DESCRIPTION OF OPERATIONS AND BASIS OF PRESENTATION (cont.)

Interest Rates

Interest rates have been rising lately and there are no signs that rates will go down in the near future. If the interest rates continue to rise or remain higher than recent history has experienced, there is a risk it will cost more for the Company to conduct its business or to get access to credit. There is also a risk that consumers may feel increased economic pressure and not be willing to spend on the Company’s goods or services. Management continues to focus on interest rates and their impact on the business, the cost of borrowing and the potential impacts on its future capital-raising efforts.

U.S. Government Operations

The chance that continued inaction in Congress to secure final passage of annual spending bills puts the Company at risk of a government shutdown, which could impact its ability to secure certain federal permits through the TTB, including transfer in bond permits, and formula or label approvals. Likewise, tribal partners the Company is working with to open HDC branded distilleries and tasting rooms will rely on securing their own TTB permits. Any government shutdown could slow down progress on development, opening or operating those locations.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates — The presentation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, and the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of expenses during the reporting period. Significant estimates and assumptions reflected in these condensed consolidated financial statements include the valuation of common stock, common stock warrants, convertible notes, warrant liabilities, and stock options. Actual results could differ from those estimates. Estimates are periodically reviewed in light of changes in circumstances, facts, and experience. Changes in estimates are recorded in the period in which they become known.

Fair value option — As permitted under ASC Topic 825, Financial Instruments (“ASC Topic 825”), the Company has elected the fair value option to account for its convertible notes issued in 2022 and 2023. In accordance with ASC Topic 825, the Company records the convertible notes at fair value with changes in fair value recorded as a component of other income (expense) in the condensed consolidated statements of operations. As a result of applying the fair value option, direct costs and fees related to the convertible notes are expensed as incurred and are not deferred. The Company concluded that it is appropriate to apply the fair value option as they are liabilities that are not, in whole or in part, classified as a component of stockholders’ equity (deficit). In addition, the convertible notes meet other applicable criteria for electing fair value option under ASC Topic 825.

Fair value measurements — Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. There is a hierarchy based upon the transparency of inputs used in the valuation of an asset or liability. The valuation hierarchy contains three levels:

Level 1 —	Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets.
Level 2 —

Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other observable inputs directly or indirectly related to the assets or liabilities being measured.

Level 3 —	Valuation inputs are unobservable and significant to the fair value measurement.

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

In determining the appropriate levels, the Company performs a detailed analysis of the assets and liabilities that are measured and reported on a fair value basis. At each reporting period, all assets and liabilities for which the fair value measurement is based on significant unobservable inputs are classified as Level 3.

The Company’s financial instruments consist primarily of cash, accounts receivable, inventory and accounts payable. The carrying amount of such instruments approximates fair value due to their short-term nature. The carrying value of long-term debt approximates fair value because of the market interest rate of the debt. The convertible notes and warrant liabilities associated with the Company’s convertible promissory notes are carried at fair value, determined according to Level 3 inputs in the fair value hierarchy described above.

During the six months ended June 30, 2023 and 2022, there were no transfers between Level 1, Level 2, and Level 3.

Convertible notes — The Company’s convertible promissory notes are recognized initially and subsequently at fair value, inclusive of their respective accrued interest at their stated interest rates, which are included in convertible notes on the Company’s condensed consolidated balance sheets. The changes in the fair value of these convertible notes are recorded as “changes in fair value of convertible notes” as a component of other income (expenses) in the condensed consolidated statements of operations. The changes in fair value related to the accrued interest components are also included within the single line of change in fair value of convertible notes on the condensed consolidated statements of operations.

Warrant liabilities — The Company issued certain warrants for the purchase of shares of its common stock in connection with the Company’s convertible notes (see Note 7) and classified them as a liability on its condensed consolidated balance sheets. These warrants are classified as a liability under ASC 480 as the Company may settle the warrants by issuing a variable number of its common shares and the monetary value of the obligation is based solely or predominantly on a fixed monetary amount known at inception. The warrant liabilities are initially recorded at fair value on the issuance date of each warrant and are subsequently remeasured to fair value at each reporting date. Changes in the fair value of the warrant liabilities are recognized as a component of other income (expense) in the consolidated statements of operations. Changes in the fair value of the warrant liabilities will continue to be recognized until the warrants are exercised, expire or qualify for equity classification.

Concentrations of credit risk — Financial instruments potentially subjecting the Company to concentrations of credit risk consist primarily of accounts receivable, accounts payable and bank demand deposits that may, from time to time, exceed Federal Depository Insurance Corporation (“FDIC”) insurance limits. To mitigate the risks associated with FDIC insured limits the Company recently opened an Insured Cash Swap (“ICS”) service account at its primary bank. Under terms of the ICS, when the bank places funds for the Company using ICS, the deposit is sent from the Company’s transaction account into deposit accounts at other ICS Network banks in amounts below the standard FDIC insured maximum of $250,000 for overnight settling. If the Company’s account exceeds the FDIC limit of $250,000 at the end of the business day, funds are automatically swept out by our bank and spread among partner banks in accounts each totaling less than $250,000. This makes the Company’s funds eligible for FDIC insurance protection each day. The funds are then swept back into the Company’s account at the beginning of the next business day. The aggregate limit that can be protected for the Company under this program is approximately $150 million.

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company considers the concentration of credit risk associated with its accounts receivable to be commercially reasonable and believes that such concentration does not result in the significant risk of near-term severe adverse impacts. As of June 30, 2023 and December 31, 2022, the Company had customers that individually represented 10% or more of the Company’s accounts receivable. There were five and three individual customers that represented 73% and 57% of total accounts receivable, as of June 30, 2023 and December 31, 2022, respectively. There were three and four individual customer accounts that represented 61% and 76% of total revenue for the three months ended June 30, 2023 and 2022, respectively. There were three and one individual suppliers that represented 43% and 19% of total accounts payable, as of June 30, 2023 and December 31, 2022, respectively.

Accounts receivable — Accounts receivable are reported at net realizable value. Receivables consist of amounts due from distributors. In evaluating the collectability of individual receivable balances, the Company considers several factors, including the age of the balance, the customers’ historical payment history, its credit worthiness and economic trends. There was no allowance for doubtful accounts as of June 30, 2023 and December 31, 2022.

Inventories — Inventories are stated at the lower of cost or net realizable value, with cost being determined under the weighted average method, and consist of raw materials, work-in-process, and finished goods. Costs associated with spirit production and other costs related to manufacturing of products for sale, are recorded as inventory. Work-in-process inventory is comprised of all accumulated costs of raw materials, direct labor, and manufacturing overhead to the respective stage of production. Finished goods and raw materials inventory includes the supplier cost, shipping charges, import fees, and federal excise taxes. Management routinely monitors inventory and periodically writes off damaged and unsellable inventory. There was no valuation allowance as of June 30, 2023 and December 31, 2022.

The Company holds volumes of barreled whiskey, which will not be sold within one year due to the duration of the aging process. Consistent with industry practices, all barreled whiskey is classified as work-in-process inventory and is included in current assets.

Deferred transaction costs — Deferred transaction costs consist of direct legal, accounting, filing and other fees and costs directly attributable to the proposed Business Combination Agreement that (see Note 1). Deferred transaction costs were approximately $1,060,889 and $708,817 as of June 30, 2023 and December 31, 2022, respectively. As of May 18, 2023, the Business Combination Agreement was terminated. Accordingly, the related balance of deferred transaction costs related to the Business Combination in the amount of $423,869 were expensed to general and administrative expense during the period ended June 30, 2023, deferred transaction costs expensed related to the Business Combination Agreement portion were $208,682 and $215,187 as of June 30, 2023 and December 31, 2022, respectively. Subsequent to the termination of the Business Combination Agreement, the Company is contemplating an initial public offering (“IPO”). Accordingly, the deferred offering costs relating to the Company’s contemplated IPO will continue to be deferred and capitalized as incurred, and were $1,060,890 and $493,630 as of June 30, 2023, and December 31, 2022, respectively. The deferred offering costs relating to the Company’s contemplated IPO will be offset against IPO proceeds upon the consummation of the offering. In the event the IPO is terminated, abandoned or significantly delayed, any deferred transaction costs will be immediately recognized in operating expenses.

Property and equipment, net of accumulated depreciation — Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets — generally three to twenty years. Leasehold improvements are amortized on a straight-line basis over the shorter of the asset’s estimated useful life or the term of the lease. Construction in progress is related to the construction or development of property and equipment that have not yet been placed in service for their intended use. When the asset is available for use, it is transferred from construction in progress to the appropriate category of property and equipment and depreciation on the item commences.

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Upon retirement or sale, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the consolidated statements of operations. Costs of maintenance and repairs are charged to expense as incurred; significant renewals and betterments are capitalized.

Leases — The Company adopted ASC 842, Leases (“ASC 842”) as of January 1, 2022. ASC 842 was adopted using the modified retrospective transition approach, with no restatement of prior periods or cumulative adjustments to accumulated deficit. Upon adoption, the operating lease right-of-use (“ROU”) asset was measured at cost, which included the initial measurement of the lease liability, prepaid rent and initial direct costs incurred by the Company, less incentives received. The operating lease liability represents the present value of the remaining minimum lease payments as of January 1, 2022. The Company elected the package of three practical expedients, which allowed an entity to carry forward prior conclusions related to whether any expired or existing contracts are or contain leases, the lease classification for any expired or existing leases and initial direct costs for existing leases. The Company elected not to apply the use-of-hindsight to reassess the lease term. The Company elected not to recognize leases with an initial term of 12 months or less within the consolidated balance sheets and to recognize those lease payments on a straight-line basis in the consolidated statements of operations over the lease term. The Company elected the practical expedient to not separate lease and non-lease components for all leases. The new lease accounting standard also provides practical expedients for an entity’s ongoing accounting.

The Company has operating leases for corporate offices, warehouses, distilleries and tasting rooms that are accounted for under ASC 842. The Company determines if an arrangement is a lease at inception. Operating lease ROU assets represent the Company’s right to use an underlying asset for the lease term and operating lease liabilities represent the Company’s obligation to make lease payments arising from a lease. Operating lease ROU assets and lease liabilities are recognized at the commencement date based on the present value of the future minimum lease payments over the lease term. The Company recognizes lease expense for lease payments on a straight-line basis over the term of the lease. Operating lease ROU assets also include the impact of any lease incentives. An amendment to a lease is assessed to determine if it represents a lease modification or a separate contract. Lease modifications are reassessed as of the effective date of the modification. For modified leases the Company also reassess the lease classification as of the effective date of the modification.

The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate, because the interest rate implicit in the Company’s operating leases is not readily determinable. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in the economic environments where the leased asset is located. The incremental borrowing rate is calculated by modeling the Company’s credit rating on its history arm’s-length secured borrowing facility and estimating an appropriate credit rating for similar secured debt instruments. The Company’s calculated credit rating on secured debt instruments determines the yield curve used. In addition, an incremental credit spread is estimated and applied to reflect the Company’s ability to continue as a going concern. Using the spread adjusted yield curve with a maturity equal to the remaining lease term, the Company determines the borrowing rates for all operating leases.

The Company’s operating lease terms include periods under options to extend or terminate the operating lease when it is reasonably certain that the Company will exercise that option in the measurement of its operating lease ROU assets and liabilities. The Company considers contractual-based factors such as the nature and terms of the renewal or termination, asset-based factors such as the physical location of the asset and entity-based factors such as the importance of the leased asset to the Company’s operations to determine the operating lease term. The Company generally uses the base, non- cancelable lease term when determining the operating lease ROU assets and lease liabilities. The ROU asset is tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable in accordance with Accounting Standards Codification Topic 360, Property, Plant, and Equipment.

Operating lease transactions are included in operating lease ROU assets, current operating lease liabilities and operating lease liabilities, net of current portion on the condensed consolidated balance sheets.

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Impairment of long-lived assets — All of the Company’s long-lived assets held and used are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets. When such an event occurs, future cash flows expected to result from the use of the asset and its eventual disposition is estimated. If the undiscounted expected future cash flows are less than the carrying amount of the asset, an impairment loss is recognized for the difference between the asset’s fair value and its carrying value. The Company did not record any impairment losses on long-lived assets for the six months ended June 30, 2023 and 2022.

Investments — Non-marketable equity investments of privately held companies are accounted for as equity securities without readily determinable fair value at cost minus impairment, as adjusted for observable price changes in orderly transactions for identical or similar investment of the same issue pursuant to Topic 321 Investments — Equity Securities as the Company does not exert any significant influence over the operations of the investee company.

The Company performs a qualitative assessment at each reporting period considering impairment indicators to evaluate whether the investment is impaired. Impairment indicators that the Company considers include but are not limited to; i) a significant deterioration in the earnings performance, credit rating, asset quality, or business prospects of the investee, ii) a significant adverse change in the regulatory, economic, or technological environment of the investee, iii) a significant adverse change in the general market condition of either the geographical area or the industry in which the investee operates, iv) a bona fide offer to purchase, an offer by the investee to sell, or a completed auction process for the same or similar investment for an amount less than the carrying amount of that investment; v) factors that raise significant concerns about the investee’s ability to continue as a going concern, such as negative cash flows from operations, working capital deficiencies, or noncompliance with statutory capital requirements or debt covenants. If the qualitative assessment indicates that the investment is impaired, a loss is recorded equal to the difference between the fair value and carrying value of the investment.

As of June 30, 2023 and December 31, 2022, the Company did not record any impairment charges related to its investments.

Treasury stock — Treasury stock is shares of the Company’s own stock that have been issued and subsequently repurchased by the Company. Converting outstanding shares to treasury shares does not reduce the number of shares issued but does reduce the number of shares outstanding. These shares are not eligible to receive dividends.

The Company accounts for treasury stock under the cost method. Upon the retirement of treasury shares, the Company deducts the par value of the retired treasury shares from common stock and allocates the excess of cost over par as a deduction to additional paid-in capital based on the pro-rata portion of additional paid-in-capital, and the remaining excess as an increase to accumulated deficit. Retired treasury shares revert to the status of authorized but unissued shares. All shares repurchased to date have been retired. For the six months ended June 30, 2023 and 2022, the Company repurchased 117 and 107 shares of common stock at a price of $90 per share, respectively.

Segment reporting — The Company operates in a single segment. The segment reflects how the Company’s operations are evaluated by senior management and the structure of its internal financial reporting. Both financial and certain non-financial data are reported and evaluated to assist senior management with strategic planning.

Revenue recognition — The Company’s revenue consists primarily of the sale of spirits domestically in the United States. Customers consist primarily of direct consumers. The Company’s revenue generating activities have a single performance obligation and are recognized at the point in time when control transfers and the obligation has been fulfilled, which is when the related goods are shipped or delivered to the customer, depending upon the method

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

of distribution and shipping terms. Revenue is measured as the amount of consideration the Company expects to receive in exchange for the sale of a product. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities. Sales terms do not allow for a right of return unless the product is damaged. Historically, returns have not been material to the Company. Amounts billed to customers for shipping and handling are included in sales. The results of operations are affected by economic conditions, which can vary significantly by time of year and can be impacted by the consumer disposable income levels and spending habits.

Direct to Consumer — The Company sells its spirits and other merchandise directly to consumers through spirits club memberships, at the Heritage Distilling tasting rooms and through the internet.

Spirits club membership sales are made under contracts with customers, which specify the quantity and timing of future shipments. Customer credit cards are charged in advance of quarterly spirit shipments in accordance with each contract. The Company transfers control and recognizes revenue for these contracts upon shipment of the spirits to the customer.

Tasting room and internet spirit sales are paid for at the time of sale. The Company transfers control and recognizes revenue for the spirits and merchandise when the product is either received by the customer (on-site tasting room sales) or upon shipment to the customer (internet sales).

The Company periodically offers discounts on spirits and other merchandise sold directly to consumers through spirits club memberships, at the Heritage Distilling tasting rooms and through the internet. All discounts are recorded as a reduction of retail product revenue.

Wholesale — The Company sells its spirits to wholesale distributors under purchase orders. The Company transfers control and recognizes revenue for these orders upon shipment of the spirits from the Company’s warehouse facilities. Payment terms to wholesale distributors typically range from 30 to 45 days. The Company pays depletion allowances to its wholesale distributors based on their sales to their customers which are recorded as a reduction of wholesale product revenue. The Company also pays certain incentives to distributors which are reflected net within revenues as variable consideration. The total amount of depletion allowances and sales incentives for six months ended June 30, 2023 and 2022 were $21,077 and $14,816, respectively.

Third Party — The Company produces and sells barreled spirits to Third Party customers who either hold them for investment or who have a plan to use the product in the future once the spirits are finished aging. Third Party Barreled Spirits are paid for with a deposit up front, with the remainder billed at the time of completion when the finished spirits are then produced and supplied to the customer. In the majority of cases the barrels are stored during aging for the customer at a fee. As of June 30, 2023 and December 31, 2022, the Company had deferred revenues of $1,227,480 and $244,248, respectively, included in other current liabilities within the condensed consolidated balance sheets. These performance obligations are expected to be satisfied within one year.

Service revenue — Represents fees for distinct value-added services that the Company provides to third parties, which may include production, bottling, marketing consulting and other services aimed at growing and improving brands and sales. Revenue is billed monthly and earned and recognized over-time as the agreed upon services are completed. The Company recorded $1,253,834 and $1,111,658 in service revenue in the condensed consolidated statements of operations for the six months ended June 30, 2023 and 2022, respectively. There is no contractually committed service revenue that would give rise to an unsatisfied performance obligation at the end of each reporting period.

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The following table presents revenue disaggregated by sales channel:

	For the Six Months Ended June 30,
	2023	2022
Direct to Consumer	$1,168,695	$1,353,467
Wholesale	786,526	709,426
Third Party	228,301	112,000
Total Products Net Sales	2,183,521	2,174,893
Services	1,253,834	1,111,658
Total Net Sales	$3,437,355	$3,286,550

Substantially all revenue is recognized from sales of goods or services transferred at a point in time when contract performance obligations are met. As such, the accompanying condensed consolidated financial statements present financial information in a format which does not further disaggregate revenue, as there are no significant variations in economic factors affecting the nature, amount, timing, and uncertainty of cash flows.

Excise taxes — Excise taxes are levied on alcoholic beverages by governmental agencies. For imported alcoholic beverages, excise taxes are levied at the time of removal from the port of entry and are payable to the U.S. Customs and Boarder Protection (the “CBP”). For domestically produced alcoholic beverages, excise taxes are levied at the time of removal from a bonded production site and are payable to the Alcohol and Tobacco Tax and Trade Bureau (the “TTB”). These taxes are not collected from customers but are instead the responsibilities of the Company. The Company’s accounting policy is to include excise taxes in “Cost of Sales” within the condensed consolidated statements of operations, which totaled $77,360 and $60,031 for the six months ended June 30, 2023 and 2022, respectively.

Shipping and handling costs — Shipping and handling costs of $41,725 and $55,345 were included in “Cost of Sales” within the condensed consolidated statements of operations for the six months ended June 30, 2023 and 2022, respectively. Costs are lower in 2023 versus the same time period in 2022 as the Company transferred fulfillment and shipping responsibility for much of the Company’s eCommerce sales to consumers to a third party.

Stock-based compensation — The Company measures compensation for all stock-based awards at fair value on the grant date and recognizes compensation expense over the service period on a straight-line basis for awards expected to vest.

The fair value of stock options granted is estimated on the grant date using the Black-Scholes option pricing model. The Company uses a third-party valuation firm to assist in calculating the fair value of the Company’s stock options. This valuation model requires the Company to make assumptions and judgment about the variables used in the calculation, including the volatility of the Company’s common stock and assumed risk-free interest rate, expected years until liquidity, and discount for lack of marketability. Forfeitures are accounted for and are recognized in calculating net expense in the period in which they occur. Stock-based compensation from vested stock options, whether forfeited or not, is not reversed.

In the past the Company granted stock options to purchase common stock with exercise prices equal to the value of the underlying stock, as determined by the Company’s Board of Directors on the date the equity award was granted.

The Board of Directors determines the value of the underlying stock by considering a number of factors, including historical and projected financial results, the risks the Company faced at the time, the preferences of the Company’s stockholders, and the lack of liquidity of the Company’s common stock.

During the six months ended June 30, 2023 and 2022, the Company did not grant any stock option awards. The Company has not granted any stock options since 2019, when the Company’s 2018 Plan was terminated in favor of the 2019 Plan, under which, the Company has granted RSUs. See Note 9.

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Stock option awards generally vest on time-based vesting schedules. Stock-based compensation expense is recognized based on the value of the portion of stock-based payment awards that is ultimately expected to vest and become exercisable during the period. The Company recognizes compensation expense for all stock-based payment awards made to employees, directors, and non-employees using a straight-line method, generally over a service period of four years.

Advertising — The Company expenses costs relating to advertising either as costs are incurred or the first time the advertising takes place. Advertising expenses totaled $495,542 and $587,574 for the six months ended June 30, 2023 and 2022, respectively and were included in “Sales and marketing” in the condensed consolidated statements of operations. Costs were higher in 2022 as one additional large sponsorship contract existed at that time that was not renewed in 2023.

Income taxes — The Company follows the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 740, “Income Taxes” for establishing and classifying any tax provisions for uncertain tax positions. The Company’s policy is to recognize and include accrued interest and penalties related to unrecognized tax benefits in operating expenses. The Company is not aware of any entity level uncertain tax positions.

Income taxes are accounted for under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the condensed consolidated financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in operations in the period that includes the enacted date.

Net loss per share attributable to common stockholders — The Company computed basic net loss per share attributable to common stockholders by dividing net loss attributable to common stockholders by the weighted-average number of common stock outstanding for the period, without consideration for potentially dilutive securities. The Company computes diluted net loss per common share after giving consideration to all potentially dilutive common stock, including stock options, restricted stock unit (“RSU”) awards, and warrants to purchase common stock outstanding during the period determined using the treasury-stock method as well as the convertible notes outstanding during the period determined using the if-converted method, except where the effect of including such securities would be antidilutive.

Recently adopted accounting pronouncements standards — In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326), which establishes a new approach to estimate credit losses on certain financial instruments. The update requires financial assets measured at amortized cost to be presented at the net amount expected to be collected. The amended guidance will also update the impairment model for available-for-sale debt securities, requiring entities to determine whether all or a portion of the unrealized loss on such securities is a credit loss. The standard became effective for interim and annual periods beginning after December 15, 2022. Effective January 1, 2023, the Company adopted the provisions of ASU No. 2016-13 and determined that adoption did not have a material impact on our consolidated financial statements.

NOTE 3 — INVENTORIES

Inventories consisted of the following:

	June 30, 2023	December 31, 2022
Finished Goods	$831,303	$877,847
Work-in-Process	1,133,073	1,233,462
Raw Materials	1,343,002	1,530,586
Total Inventory	$3,307,378	$3,641,895

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 4 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	Estimated Useful Lives (in years)	June 30, 2023	December 31, 2022
Machinery and Equipment	5 to 20	$3,411,978	$3,270,528
Leasehold Improvements	Lease term	7,350,908	7,350,908
Computer and Office Equipment	3 to 10	2,492,310	2,492,310
Vehicles	5	222,129	171,629
Construction in Progress	N/A	128,598	128,598
Total Property and Equipment		13,605,923	13,413,973
Less: Accumulated Depreciation		(6,523,968)	(5,730,810)
Property and Equipment, net of Accumulated Depreciation		$7,081,955	$7,683,163

Depreciation expenses related to property and equipment for the six months ended June 30, 2023 and 2022 were $777,311 and $692,108 respectively.

NOTE 5 — CONVERTIBLE NOTES

2020 Convertible Promissory Note

In March and August 2020, the Company issued multiple unsecured convertible promissory notes (the “March 2020 Notes” and “August 2020 Notes”, respectively) with an aggregate principal sum of $1,120,000 with a maturity date of December 31, 2021. The outstanding amounts plus accrued and unpaid interest could at any time prior to the maturity date, be converted into shares of the Company’s common stock at the conversion price. Unless earlier converted into shares, the August 2020 Notes could automatically convert if upon the closing of a private offering of common stock or one of its subsidiaries of at least $5,000,000, the note plus any accrued and unpaid interest could automatically convert into common stock at the lesser of $143.20, or a 20% discount off the price per share of common stock sold in private offering. In 2021, all but one of the notes were converted into shares of the Company at a discounted conversion price of $75 per share. As of December 31, 2021, the Company had one investor that did not elect to convert, with a convertible note balance of $450,000 and accrued interest of $49,425. This remaining note plus accrued interest were paid in full in 2022.

2022 Convertible Promissory Notes

During April 2022 through December 2022, the Company issued multiple unsecured convertible promissory notes (the “2022 Notes”) with an aggregate principal sum of $14,599,523 to various new and existing investors, including $6,311,250 to a related party (See Note 13). In February 2023, the Company issued one convertible note to an existing investor under the terms of the 2022 Notes with net cash proceeds of $260,000 and a principal sum of $351,000. In May 2023, the Company agreed with one investor to transfer their 2022 Note with a principal sum of $135,000 to instead be included under their 2023 Round 3 Note (for a total Round 3 Note of $1,485,000 for said investor). As of June 30, 2023, the principal sum of the 2022 Notes totaled $14,815,523, including $6,311,250 to a related party. The 2022 Notes have a maturity date of July 31, 2024. The 2022 Notes are convertible, in whole or in part, into shares of the Company’s common stock at a conversion price of $90 per share at the option of the convertible note holders, at any time and from time to time. If the Company consummates an IPO or a merger with a SPAC (a “deSPAC merger”), the unpaid and accrued balances of the 2022 Notes and the associated interest will automatically convert into the Company’s common stock at a discounted conversion price from either the price per share at which the Company’s common stock is sold in the IPO or the redemption price per share under a deSPAC

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 5 — CONVERTIBLE NOTES (cont.)

merger. The 2022 Notes also contain certain other covenants that, among other things, impose certain restrictions on indebtedness and investments. The 2022 Notes may be used for general corporate purposes, including working capital needs, capital expenditures, and the share repurchase program. In October & November 2023, the holders of the 2022 Notes agreed to convert the convertible notes and accrued interest under the mandatory conversion provision of the 2022 Notes, into common stock of the Company. (See below.)

2023 Convertible Promissory Notes

Beginning in March 2023, the Company issued multiple convertible promissory notes (collectively the “2023 Convertible Notes”) with various terms to various new and existing investors with aggregate net cash proceeds of approximately $4,430,000 and aggregate principal sum of approximately $5,980,500 (of which $2,950,000 in cash proceeds and $3,982,500 in principal was from a related party) through June 30, 2023. In October & November 2023, the holders of the 2023 Convertible Notes agreed to convert the convertible notes and accrued interest into common stock and prepaid warrants to purchase common stock of the Company. (See below.)

Conversion of Convertible 2022 and 2023 Promissory Notes

Subsequent to June 30, 2023, in October & November 2023 the holders of the 2022 Notes and the 2023 Convertible Notes entered into a Subscription Exchange Agreement to exchange the value of their Convertible Notes with all accrued interest and fees through June 30, 2023. (See Note 15.) In October & November 2023, in accordance with the Subscription Exchange Agreement, an aggregate fair value of $32,162,146 in convertible notes was converted into an aggregate of 5,450,830 shares of common stock and 530,166 prepaid warrants to purchase common stock.

NOTE 6 — BORROWINGS

Borrowings of the Company, not including the Convertible Notes discussed in Note 5, consisted of the following:

	June 30, 2023	December 31, 2022
Silverview Loan	$12,250,000	$12,250,000
PPP Loan	2,269,456	2,269,456
Channel Partners Loan (01/07/22)	—	82,887
Channel Partners Loan (04/19/23)	224,652	—
Total Notes Payable	14,744,108	14,602,343
Less: Debt Issuance Costs	(557,654)	(718,871)
	14,186,454	13,883,471
Less: Notes Payable, Current	(14,186,454)	(13,883,471)
Notes Payable, net of Current Portion	$—	$—

In March and September 2021, the Company executed a secured term loan agreement and an amendment with Silverview Credit Partners, L.P. (the “Silverview Loan”) for an aggregate borrowing capacity of $15,000,000. The Silverview Loan matures on April 15, 2025. The Silverview Loan accrued interest through the 18 month anniversary of the closing date at (i) a fixed rate of 10.0%, which portion was payable in cash, and (ii) at a fixed rate of 6.5%, which portion was payable in kind and added to the outstanding obligations as principal. Effective the 19th month anniversary of the closing date, the Silverview Loan accrues interest at a fixed rate of 15.0% through maturity. Interest payable in cash is required to be repaid on the fifteenth day of each calendar month. The Company had an option to prepay the Silverview Loan with a prepayment premium up to 30.0% of the obligations during the first twenty-four months of the loan, after which time the Company can prepay the loan with no premium due.

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 6 — BORROWINGS (cont.)

The Company is now past that initial twenty-four month window and can prepay all or some of the outstanding balance without penalty. The Silverview Loan also contains certain financial and other debt covenants that, among other things, impose certain restrictions on indebtedness, liens, investments and capital expenditures. The financial covenants require that, at the end of each applicable fiscal period as defined pursuant to the Silverview Loan agreement, the Company has either (i) an EBITDA interest coverage ratio up to 2.00 to 1.00, or (ii) a cash interest coverage ratio of not less than 1.25 to 1.00. Commencing with the fiscal quarter ending June 30, 2021, the Company shall maintain liquidity of not less than $500,000. The Silverview Loan may be used for general corporate purposes, including working capital needs and capital expenditures. The Company was in violation with various financial and other debt covenants with respect to its failure to comply with the financial covenants and to timely furnish its condensed consolidated financial statements for the six months ended June 30, 2023. Subsequent to June 30, 2023 the company satisfied the financial statement reporting requirements and is in the process of obtaining waivers for any other covenant violations from the lender. As the chance of meeting the same or more restrictive covenants at subsequent compliance measurement dates within the following year is remote, the Company determined that the Silverview Loan should be classified as a current liability as of June 30, 2023. As of both June 30, 2023 and December 31, 2022, the outstanding balance of the Silverview Loan was $12,250,000.

In April 2020, the Company was granted a loan under the Paycheck Protection Program (“PPP”) offered by the Small Business Administration (the “SBA”) under the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”), section 7(a)(36) of the Small Business Act for $3,776,100. The proceeds from the PPP loan may only be used to retain workers and maintain payroll or make mortgage interest, lease and utility payments and all or a portion of the loan may be forgiven if the proceeds are used in accordance with the terms of the program within the 8 or 24-week measurement period. The loan terms require the principal balance and 1% interest to be paid back within two years of the date of the note. In June 2021, the Company’s bank approved forgiveness of the loan in the amount of $3,776,100. During the year ended of December 31, 2021, the forgiveness was partially rescinded by the SBA and the Company recognized $1,506,644 as other income in the consolidated statements of operations, resulting in $2,269,456 in debt. The Company is currently in the process of disputing a portion if not all of the difference. The terms of the agreement state that the Company has 18-24 months to repay the PPP loan. Following the date of the forgiveness, the remaining balance of the PPP loan of $2,269,456 is expected to be repaid in the next 12 months with the Company’s general assets.

In January 2022, the Company entered into an unsecured business loan and security agreement with Channel Partners Capital, LLC (the “2022 Channel Partners Loan”) for an aggregate borrowing capacity of $250,000. The Channel Partners Loan matured on June 26, 2023 and accrued interest at a fixed rate of 13.982%. Principal of $16,528 plus interest is payable on a monthly basis. The Company had an option to prepay the Channel Partners Loan with a prepayment discount of 5.0%. As of June 30, 2023 and December 31, 2022, the outstanding balance of the 2022 Channel Partners Loan was $0 and $82,887, respectively. In April 2023, the Company entered into a new secured business loan and security agreement with Channel Partners Capital, LLC (the “2023 Channel Partners Loan”) for an aggregate borrowing capacity of $250,000, of which. $47,104 of proceeds were used to pay off the 2022 Channel Partners Loan. The 2023 Channel Partners Loan will mature on October 5, 2024 and accrues interest at a fixed rate of 13.34%. Payment of $16,944 Principal plus interest is payable on a monthly basis. The Company has an option to prepay the 2023 Channel Partners Loan with a prepayment discount of 5.0%. As of June 30, 2023 and December 31, 2022, the outstanding balance of the 2023 Channel Partners Loan was $224,652 and $0, respectively.

As of June 30, 2023, the principal repayments of the Company’s debt measured on an amortized basis of $14,744,108 are expected to be due within one year from the issuance of these condensed consolidated financial statements. The outstanding principal of $14,186,455, net of debt issuance costs of $557,654, was classified as a current liability on the Company’s consolidated balance sheets as of June 30, 2023.

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 7 — WARRANT LIABILITIES

During 2022 and 2023, the Company issued warrants to purchase the Company’s common stock to the 2022 Notes holders, including a related party, in an amount equal to 50% of the cash proceeds (see Note 5 and Note 13). These warrants are exercisable on or after the occurrence of an IPO or a deSPAC merger and expire on July 31, 2027. The warrant exercise price is equal to: (i) if the Company consummates an IPO, 100% of the price per share at which the Company’s common stock is sold in the IPO, or (ii) if the Company consummates a deSPAC merger, 100% of the redemption price related to such deSPAC merger. The warrants will automatically exercise cashlessly if the stock price hits 125% of the IPO price. The warrants are free-standing instruments and determined to be liability-classified in accordance with ASC 480. More specifically, ASC 480 requires a financial instrument to be classified as a liability if such financial instrument contains a conditional obligation that the issuer must or may settle by issuing a variable number of its equity securities if, at inception, the monetary value of the obligation is predominantly based on a known fixed monetary amount.

The Company measured the warrant liabilities at fair value at the respective issuance dates of the 2022 Notes, including the note issued in February 2023, and March 31, 2023 using a probability weighted expected return method and the Monte Carlo Simulation. The fair value of the warrant liabilities at the issuance dates of the 2022 Notes issued in 2022 was approximately $581,364, of which $252,621 was associated with the related party warrant liabilities. The fair value of the warrant liabilities at the issuance dates of the 2022 Notes issued in February 2023 was approximately $12,874. The warrant liabilities are subsequently remeasured to fair value at each reporting date with changes in fair value recognized as a component of total other income (expense) in the consolidated statements of operations. The Company recorded a net loss of $343,104 and $5,000 resulting from the change in fair value of the warrant liabilities for six months ended June 30, 2023 and 2022, respectively, of which $151,210 and $2,719, respectively was related to the change in value of the related party warrant liabilities. At June 30, 2023 and December 31, 2022, the fair value of the warrant liabilities was $788,978 and $433,000, respectively of which $338,392 and $188,480 was associated with the related party warrant liabilities.

NOTE 8 — FAIR VALUE MEASUREMENT

The following table presents information about the Company’s financial liabilities that are measured at fair value on a recurring basis and indicates the fair value hierarchy of the valuation as of June 30, 2023 and December 31, 2022 under Levels 1 and 2. As of December 31, 2021, there were no financial assets and liabilities that were measured at fair value on a recurring basis under Levels 1, 2 and Level 3

	Fair Value Measurement as of
	June 30, 2023	December 31, 2022
Convertible Notes	$32,162,146	$8,041,000
Warrant Liabilities	788,978	433,000
Total Liabilities at Fair Value	$32,951,124	$8,474,000

In November of 2023, the $32,162,146 of aggregate fair value of the Convertible Notes was converted into common stock and prepaid warrants effective as of June 30, 2023. (See Note 5.).

Valuation of Convertible Notes — The fair value of the Convertible Notes at issuance and at each reporting period is estimated based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The Company used a probability weighted expected return method (“PWERM”) and the Discounted Cash Flow (“DCF”) method to incorporate estimates and assumptions concerning the Company’s prospects and market indications into a model to estimate the value of the notes. The most significant estimates and assumptions used as inputs in the PWERM and DCF valuation techniques impacting the fair value of the 2022 Notes are the timing and probability of an IPO, deSPAC Merger and default scenario outcomes (see the table below). Specifically, the Company discounted the cash flows for fixed payments that were not sensitive to the

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 8 — FAIR VALUE MEASUREMENT (cont.)

equity value of the Company at payment by using annualized discount rates that were applied across valuation dates from issuance dates of the Convertible Notes to June 30, 2023 and December 31, 2022. The discount rates were based on certain considerations including time to payment, an assessment of the credit position of the Company, market yields of companies with similar credit risk at the date of valuation estimation, and calibrated rates based on the fair value relative to the original issue price from the Convertible Notes.

The significant unobservable inputs that are included in the valuation of the Convertible Notes as of June 30, 2023 and December 31, 2022, include:

	June 30, 2023		December 31, 2022
Significant Unobservable Input	Input Range	Weighted Average	Input Range	Weighted Average
Discount Rate	48.50%	48.50%	47.2% – 52.2%	48.7%
Expected Term (in years)	0.375 – 2.083	0.375 – 2.083	0.250 – 1.197	0.565
Probability Scenarios
IPO	70%		5% – 20%
deSPAC	0%		20% – 25%
Default/Dissolution/Forced Liquidation	20%		45% – 60%
Held to Maturity	10%		0%

Valuation of Warrant Liabilities — The fair value of the warrant liabilities at issuance and at each reporting period was estimated based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The warrants are free-standing instruments and determined to be liability-classified in accordance with ASC 480. The Company used the PWERM and the Monte Carlo Simulation (“MCS”) to incorporate estimates and assumptions concerning the Company’s prospects and market indications into the models to estimate the value of the warrants. The most significant estimates and assumptions used as inputs in the PWERM and MCS valuation techniques impacting the fair value of the warrant liabilities are the timing and probability of IPO, deSPAC Merger and default scenario outcomes (see the table below). The most significant estimates and assumptions used as inputs in the PWERM and MCS valuation techniques impacting the fair value of the warrant liabilities are those utilizing certain weighted average assumptions such as expected stock price volatility, expected term of the warrants, and risk-free interest rates.

The significant unobservable inputs that are included in the valuation of the warrant liabilities as of June 30, 2023 and December 31, 2022, include:

	June 30, 2023		December 31, 2022
Significant Unobservable Input	Input Range	Weighted Average	Input Range	Weighted Average
Expected Term (in years)	0.375 – 2.083	0.375 – 2.083	0.250 – 0.700	0.436
Volatility	70%	70%	70.0%	70.0%
Risk-free Rate	5.09%	5.09%	2.9% – 4.4%	3.7%
Probability scenarios
IPO	70%		5% – 20%
deSPAC	0%		20% – 25%
Default/Dissolution/Liquidation	20%		45% – 60%
Held to Maturity	10%		0%

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 8 — FAIR VALUE MEASUREMENT (cont.)

The following table provides a roll forward of the aggregate fair values of the Company’s financial instruments described above, for which fair value is determined using Level 3 inputs:

	Convertible Notes	Warrant Liabilities
Balance as of January 1, 2022	$—	$—
Initial Fair Value of Instruments	—	581,364
Issuance	10,158,636	—
Change in Fair Value	(2,117,636)	(148,364)
Balance as of December 31, 2022	$8,041,000	$433,000
Issuances	$4,577,126	$12,874
Change in Fair Value	19,544,020	343,104
Balance as of June 30, 2023	$32,162,146	$788,978

NOTE 9 — STOCKHOLDERS’ EQUITY

Common stock — As of June 30, 2023, the Company is authorized to issue 3,000,000 shares, par value of $0.0001 per share, of common stock. The key terms of the common stocks are summarized below:

Dividends — The holders of common stock are entitled to receive dividends if declared by the Board of Directors. No dividends have been declared since the inception of the Company.

Voting rights — The holders of founder common stock are entitled to four votes for each share of founders common stock and general common stockholders are entitled to one vote for each share of general common stock.

As of June 30, 2023, the Company had 669,559 shares of common stock issued and outstanding, respectively. During six months ended June 30, 2023, the Company repurchased 117 shares of common stock and no common stock warrants were exercised.

Stock options — The Company’s 2018 Stock Incentive Plan was approved by the HDC Board and the HDC shareholders in March 2018. On April 27, 2019, in anticipation of the Company’s reorganization on May 1, 2019, the HDHC Board and the HDHC sole stockholder approved HDHC’s 2019 Stock Incentive Plan (the “2019 Plan”).

The 2019 Plan allows for the grant of incentive stock options (“ISOs”), nonqualified stock options (“NQSOs”), stock appreciation rights (“SARs”), restricted stock, RSU awards, performance shares, and performance units to eligible participants for ten (10) years (until April 2029). The cost of awards under the 2019 Plan generally is based on the fair value of the award on its grant date. The maximum number of shares that may be utilized for awards under the 2019 Plan is 450,000.

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 9 — STOCKHOLDERS’ EQUITY (cont.)

The following sets forth the outstanding ISOs and related activity for the six months ended June 30, 2023:

Options Outstanding	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic
Outstanding at December 31, 2022	17,672	$90.00	2.82	$0.00
Forfeited	(4,384)	$90.00
Outstanding at June 30, 2023	13,288	$90.00	2.30	$0.00
Exercisable at June 30, 2023	13,288	$90.00	2.30	$0.00

ISOs require a recipient to remain in service to the Company, ISOs generally vest ratably over periods ranging from one to four years from the vesting start date of the grant and vesting of ISOs ceases upon termination of service to the Company. Vested ISOs are exercisable for three months after the date of termination of service. The terms and conditions of any ISO shall comply in all respects with Section 422 of the Code, or any successor provision, and any applicable regulations thereunder. The exercise price of each ISO is the fair market value of the Company’s stock on the applicable date of grant. The Company used the mean volatility estimate from Carta’s 409A valuation based on the median 5-year volumes of select peer companies. Fair value is estimated based on a combination of shares being sold at $90 up through February of 2019 and the most recent 409A completed when these ISOs were issued in April of 2018 valuing the Company’s stock at $90 per share. No ISOs may be granted more than ten (10) years after the earlier of the approval by the Board, or the stockholders, of the 2019 Plan.

There were no grants in the six months ended June 30, 2023. As of June 30, 2023, the Company had $0 of unrecognized compensation expense related to ISOs expected to vest over a weighted average period of 0.0 years. The weighted average remaining contractual life of outstanding and exercisable ISOs is 2.30 years.

The stock-based compensation expense related to ISOs issued under the 2019 Plan for six months ended June 30, 2023 and 2022 was $18,595 and $22,704, respectively, and was primarily included in “General and Administrative expense” within the condensed consolidated statements of operations

Restricted stock units — The RSU awards granted in 2019 under the 2019 Plan were granted at the fair market value of the Company’s stock on the applicable date of grant. RSU awards generally vest ratably over periods ranging from one to four years from the vesting start date of the grant. Upon termination of service to the Company, vesting of RSU awards ceases, and most RSU grants are forfeited by the participant, unless the award agreement indicates otherwise. The majority of RSU awards are “double trigger” and both the service-based component, and the liquidity-event component must be satisfied prior to an award being settled. Upon settlement, the RSU awards are paid in shares of the Company’s common stock. The Company recognizes the compensation expense for the restricted stock units based on the fair value of the shares at the grant date amortized over the stated period for only those shares that are not subject to the double trigger.

The following table summarized the RSU activity for the six months ended June 30, 2023:

	Restricted Stock Units	Weighted Average Grant Date Fair Value Per Share
Unvested and Outstanding at December 31, 2022	208,574	$90.00
Unvested and Outstanding at June 30, 2023	205,954	$90.00

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 9 — STOCKHOLDERS’ EQUITY (cont.)

During the six months ended June 30, 2023 and 2022, the Company recognized no stock-based compensation expense in connection with RSU awards granted under the plans. Compensation expense for RSU awards are recognized upon meeting both the time-vesting condition and the triggering event condition. As of June 30, 2023, the unrecognized compensation expense for RSU awards was $18,535,860.

Equity-classified warrants — During the first half of 2022, the Company issued 8,166 warrants to purchase the Company’s common stock to certain broker companies as part of consideration for services performed related to funding purposes. The warrants are exercisable, in whole or in part, into shares of the Company’s common stock at an exercise price of $90 per share at the option of the warrant holders, at any time. The Company determined that warrants are equity instruments in accordance with ASC 815 — Derivatives and Hedging. The fair value of the warrants at the date of the issuance was approximately $303,000 and was recorded as part of “General and Administrative” expense in the condensed consolidated statements of operations and an increase in additional paid in capital in the condensed consolidated balance sheets.

The Company estimates the fair values of equity warrants using the Black-Scholes option-pricing model on the date of issuance. During the six months ended June 30, 2023, the Company did not issue any warrants to purchase the Company’s common stock. During the six months ended June 30, 2022, the assumptions used in the Black-Scholes option pricing model were as follows:

Weighted Average Expected Volatility	44.32%
Expected Dividends	0.00%
Weighted Average Expected Term (in years)	5.00
Risk-Free Interest Rate	2.14%

As of June 30, 2023, 2,600 warrants were forfeited and 1,666 were exercised. As of June 30, 2023 and December 31, 2022, there were outstanding and exercisable warrants to purchase 82,024 and 81,208 shares of the Company’s common stock, As of June 30, 2023, the weighted-average remaining contractual term was 2.15 years for the outstanding and exercisable warrants.

Deferred Compensation — Beginning in May 2023, certain senior level employees elected to defer a portion of their salary until such time as the Company completed a successful public registration of its stock. Upon success of the public registration, each employee will then be paid their deferred salary plus $2 dollars in RSUs or stock options (under the new 2023 Plan — See Note 15) for every $1 dollar of deferred salary. As of June 30, 2023, the Company had recorded approximately $113,923 including employer tax obligation of such deferred payroll expense, which is included in accrued liabilities. Accordingly, as of June 30, 2023 the Company has also committed to issue approximately $128,603 in equity compensation related to the deferred compensation.

NOTE 10 — LEASES

The Company adopted ASC Topic 842 on January 1, 2022 using the modified retrospective approach. Comparative information has not been restated and continues to be reported under ASC Topic 840, Leases, which was the accounting standard in effect for those periods. The Company has operating leases for corporate offices, warehouses, distilleries, tasting rooms and certain equipment which have been accounted for using the adopted standard. The Company’s operating lease terms include periods under options to extend or terminate the operating lease when it is reasonably certain that the Company will exercise that option in the measurement of its operating lease ROU assets and liabilities. The Company considers contractual-based factors such as the nature and terms of the renewal or termination, asset-based factors such as the physical location of the asset and entity-based factors such as the importance of the leased asset to the Company’s operations to determine the operating lease term. The Company generally uses the base, non-cancelable lease term when determining the operating lease ROU assets and lease liabilities. The ROU asset is tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable in accordance with Accounting Standards Codification Topic 360, Property, Plant, and Equipment.

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 10 — LEASES (cont.)

The following table presents the consolidated lease cost for amounts included in the measurement of lease liabilities for operating leases for the six months ended June 30, 2023, and 2022, respectively:

	Six Months Ended June 30,
	2023	2022
Lease Cost:
Operating lease cost(1)	$(373,144)	$(378,004)
Total lease cost	$(373,144)	$(378,004)

____________

(1)      Included in “Cost of sales”, “Sales and Marketing” and “General and Administrative “ expenses in the accompanying condensed consolidated statements of operations

The following table presents weighted-average remaining lease terms and weighted-average discount rates for the consolidated operating leases as of June 30, 2023 and 2022, respectively:

	June 30,
	2023	2022
Weighted-average remaining lease term – operating leases (in years)	6.3	6.9
Weighted-average discount rate – operating leases	22%	22%

The Company’s ROU assets and liabilities for operating leases were $3,921,962 and $4,688,369, respectively, as of June 30, 2023. The ROU assets and liabilities for operating leases were $3,841,480 and $4,739,182, respectively, as of December 31, 2022. The ROU assets for operating leases were included in “Operating Lease Right-of-Use Assets, net” in our accompanying condensed consolidated balance sheets. The liabilities for operating leases were included in the “Operating Lease Liabilities, Current” and “Operating Lease Liabilities, net of Current Portion” in the accompanying condensed consolidated balance sheets.

Maturities of lease liabilities for the remainder of 2023 and the years through 2028 and thereafter are as follows:

Amounts
Years Ending
2023	$803,600
2024	1,455,928
2025	1,251,614
2026	1,193,039
2027	1,205,467
thereafter	3,129,239
Total lease payments	9,038,887
Less: Interest	(4,350,518)
Total Lease Liabilities	$4,688,369

NOTE 11 — COMMITMENTS AND CONTINGENCIES

The Company maintains operating leases for various facilities. See Note 10, Leases, for further information.

Litigation — From time to time, the Company may become involved in various legal proceedings in the ordinary course of its business and may be subject to third-party infringement claims.

In the normal course of business, the Company may agree to indemnify third parties with whom it enters into contractual relationships, including customers, lessors, and parties to other transactions with the Company, with respect to certain matters. The Company has agreed, under certain conditions, to hold these third parties harmless

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 11 — COMMITMENTS AND CONTINGENCIES (cont.)

against specified losses, such as those arising from a breach of representations or covenants, other third-party claims that the Company’s products when used for their intended purposes infringe the intellectual property rights of such other third parties, or other claims made against certain parties. It is not possible to determine the maximum potential amount of liability under these indemnification obligations due to the Company’s limited history of prior indemnification claims and the unique facts and circumstances that are likely to be involved in each particular claim.

As of June 30, 2023 and December 31, 2022, the Company has not been subject to any pending litigation claims.

Management Fee — The Company is required to pay a monthly management fee to Summit Distillery, Inc (see Note 13).

NOTE 12 — RETIREMENT PLAN

The Company sponsors a Roth 401(k) and profit-sharing plan (the “Plan”), in which all eligible employees may participate after completing 3 months of employment. No contributions have been made by the Company during the six months ended of June 30, 2023 and 2022.

NOTE 13 — RELATED-PARTY TRANSACTIONS

Management Agreement

On October 6, 2014, the Company entered into a management agreement with Summit Distillery, Inc., an Oregon corporation, to open a new Heritage Distilling Company location in Eugene, Oregon. The Company engaged Summit Distillery, Inc., to manage the Eugene location for an annual management fee. The principals and sole owners of Summit Distillery, Inc., are also shareholders of HDHC. For each of the six months ended June 30, 2023 and 2022, the Company expensed a management fee of $90,000 to Summit Distilling, Inc. The fee is based upon a percentage of the Company’s trailing twelve months, earnings before interest, taxes and depreciation expense, as defined in the management agreement.

2022 and 2023 Convertible Notes

During 2022, the Company issued multiple unsecured convertible promissory notes under the terms of the 2022 Notes to a related party who is a current shareholder of the Company and owns more than 10% of the Company’s outstanding common stock as of December 31, 2022 and June 30, 2023. The aggregate principal sum of the related party convertible 2022 Notes was $6,311,250 with an aggregate cash proceed of $4,675,000 (See Note 5). Concurrent with the execution of the 2022 Notes, the Company issued warrants to the related party in an amount equal to 50% of the cash proceeds from the convertible notes (see Note 7). The Company initially allocated the $4,675,000 aggregate cash proceeds from the related party to the convertible 2022 Notes and the associated warrants on their respective issuance dates in the aggregate amounts of $4,422,379 and $252,621, respectively.

During 2023, the Company issued multiple additional unsecured convertible promissory notes under the terms of the 2023 Notes to the same related party for a principal sum of $3,982,500 with a cash proceed of $2,950,000 (See Note 5).

As of December 31, 2022, the fair value of the related party convertible notes and warrant liabilities was $3,500,156 and $188,480, respectively. As of June 30, 2023, the fair value of the related party convertible notes was $15,143,047 and $338,392, respectively.

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 14 — BASIC AND DILUTED NET LOSS PER SHARE

The Company computes basic net income (loss) per share by dividing net income (loss) for the period by the weighted-average number of common shares outstanding during the period. The Company computes diluted net income (loss) per share by dividing net income (loss) for the period by the weighted-average number of common shares outstanding during the period, plus the dilutive effect of the stock options, RSU awards and exercisable common stock warrants, as applicable pursuant to the treasury stock method, and the convertible notes, as applicable pursuant to the if-converted method. The following table sets forth the computation of basic and diluted net loss per share:

	For the Six Months Ended June 30,
	2023	2022
Numerator:
Net Loss	$(28,211,693)	$(7,541,955)
Denominator:
Weighted Average Common Shares Outstanding, Basic and Diluted	669,646	668,929
Net Loss Per Share, Basic and Diluted	$(42.13)	$(11.27)

Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity. The following outstanding shares of potentially dilutive securities were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have been antidilutive:

	For the Six Months Ended June 30,
	2023	2022
ISOs	13,288	17,837
Equity-classified Warrants	82,024	82,857
Liability-classified Warrants	104,880	0
Convertible Notes	229,948	5,000
RSU Awards	205,954	185,126
Total	636,094	290,820

NOTE 15 — SUBSEQUENT EVENTS

For its condensed consolidated financial statements as of June 30, 2023 and for the period then ended, the Company evaluated subsequent events through November 13, 2023, the date on which those financial statements were available to be issued. Other than the item noted below, there were no subsequent events identified for disclosure as of the date the financial statements were available to be issued.

Subsequent to June 30, 2023, the Company raised an additional $1,350,000 under the terms of the 2023 Notes-Round 3, with net cash proceeds to the Company of $1,000,000, which were included in the Effective Conversion into common stock (as noted below) effective upon receipt of the funds. $675,000 of these 2023 Notes-Round 3, with cash proceeds of $500,000 were received from a related party.

In October and November 2023, in anticipation of an IPO, the holders of the 2022 and 2023 convertible notes entered into a Subscription Exchange Agreement to exchange the value of their Convertible Notes with all accrued interest and fees through June 30, 2023 into common stock of the company at the rate of $7.50 per share net of any applicable discounts. The agreement has a true up provision in the event the eventual IPO price is higher or lower than the negotiated $7.50 per share. If the Company has not listed the Common Stock on a national or international securities exchange by October 31, 2024, the Holder will have the right to exchange the Warrant and any Common Stock issued upon exercise of the Warrant for promissory notes (the “New Notes”) on terms substantially similar

Heritage Distilling Holding Company, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

NOTE 15 — SUBSEQUENT EVENTS (cont.)

to the Notes exchanged. At the time the Subscription Exchange Agreement was executed the company did not have enough shares of common stock in the authorized capital account to accommodate all shares due. The company and the Note Holders agreed to have a portion of the debt convert into common stock with the remaining shares to be exchanged for pre-funded warrants, which would immediately convert into Common Stock upon the authorization of additional shares without any intervening action of the Note Holders. The Note Holders agreed to waive any requirement of the company to have enough shares in the authorized capital account to account for the warrant shares that may have been due.

In September, 2023, the Company opened a $5,000,000 Round of notes payable with a 12.5% interest rate and an August 29, 2026 maturity date (the “Whiskey Special Ops 2023 Notes”). As of November 1, 2023, the Company had $1,775,000 in outstanding Whiskey Special Ops 2023 Notes (of which, $600,000 was with a related party). The Company will make royalty payments on the Whiskey Special Ops 2023 Notes at the rate of $10 per bottle of a new product offering of Special Forces labelled spirits. The Whiskey Special Ops 2023 Notes and accrued interest may be converted into common stock prior to maturity so long as the price per share is equal to or greater than the original IPO price. Any principle and accrued interest remaining outstanding upon maturity will be converted into common stock of the Company at the rate of $1.25 per $1.00 of outstanding principle and accrued interest at a price per share equal to the then market price share, but in no case less than 80% of the Company’s original IPO price

In November 2023 the Company’s Board of Directors and shareholders took certain actions and approved Amendments to the Company’s Articles of Incorporation and Bylaws in preparation for a planned initial public offering (the “Actions and Amendments”). These Actions and Amendments, among other things: increased the Company’s authorized capital from 3,000,000 shares to 10,000,000 shares, including 9,500,000 shares of common stock and shares of Founders Common Stock (which has four votes per share); and, approved the reservation of [            ] shares of common stock under a new stock option plan (the “2023 Stock Option Plan”). Upon approval of this increase in authorized shares, the prepaid warrants from conversion of the 2022 Notes and 2023 Notes were exercised, resulting in 5,810,830 additional shares of common stock becoming issued and outstanding; 890,166 prepaid warrants remaining outstanding; and the $32,162,146 of equity related to the conversion of the 2022 Notes and 2023 Notes becoming Common Stock par value and Paid-in-capital of $581 and $37,290,396, respectively.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Heritage Distilling Holding Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Heritage Distilling Holding Company, Inc. (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company changed its method of accounting for leases in 2022 due to the adoption of ASU No. 2016-02, Leases (Topic 842), as amended, effective January 1, 2022, using the modified retrospective approach.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2022.

Costa Mesa, California
May 1, 2023

Heritage Distilling Holding Company, Inc. Consolidated Balance Sheets
	December 31,
	2022	2021
ASSETS
Current Assets
Cash	$223,034	$205,278
Accounts Receivable	494,714	224,471
Inventory	3,641,895	4,326,906
Other Current Assets	1,089,734	956,232
Total Current Assets	5,449,377	5,712,887

Long Term Assets
Property and Equipment, net of Accumulated Depreciation	7,683,163	8,199,826
Operating Lease Right-of-Use Assets, net	3,841,480	—
Investment in Flavored Bourbon LLC	10,864,000	10,864,000
Other Long Term Assets	121,087	121,087
Total Long Term Assets	22,509,730	19,184,913
Total Assets	$27,959,107	$24,897,800

LIABILITIES & STOCKHOLDERS’ EQUITY (DEFICIT)
Current Liabilities
Accounts Payable	$3,153,423	$1,764,516
Accrued Payroll	989,850	684,327
Accrued Tax Liability	1,287,728	1,642,668
Other Current Liabilities	983,969	849,867
Finance Lease, Current	13,394	52,651
Operating Lease Liabilities, Current	1,453,456	—
Notes Payable, Current	13,883,471	2,993,076
Accrued Interest, Current	88,065	50,556
Total Current Liabilities	21,853,356	8,037,661

Long Term Liabilities
Finance Lease, net of Current Portion	—	13,446
Operating Lease Liabilities, net of Current Portion	3,285,726	—
Convertible Notes (including a related party convertible note of $3,476,057 and $0 as of December 31, 2022 and 2021, respectively)	8,041,000	—
Warrant Liabilities (including a related party warrant liability of $187,181 and $0 as of December 31, 2022 and 2021, respectively)	433,000	—
Notes Payable, net of Current Portion	—	11,214,358
Accrued Interest, net of Current Portion	977,316	422,089
Total Long Term Liabilities	12,737,042	11,649,893
Total Liabilities	34,590,398	19,687,554

Commitments and Contingencies (Note 12)

Stockholders’ Equity (Deficit)
Common Stock, par value $0.0001 per share; 3,000,000 shares authorized; 669,676 and 668,987 shares issued and outstanding as of December 31, 2022 and December 31, 2021, respectively	67	67
Additional Paid-In-Capital	31,414,699	30,988,020
Accumulated Deficit	(38,046,057)	(25,777,841)
Total Stockholders’ Equity (Deficit)	(6,631,291)	5,210,246
Total Liabilities & Stockholders’ Equity (Deficit)	$27,959,107	$24,897,800

The accompanying notes are an integral part of these consolidated financial statements.

Heritage Distilling Holding Company, Inc. Consolidated Statements of Operations
	For the Years Ended December 31,
	2022	2021
NET SALES
Products	$6,871,105	$7,410,768
Services	1,438,460	876,155
Total Net Sales	8,309,565	8,286,923

COST OF SALES
Products	4,982,166	5,481,154
Services	806,573	567,442
Total Cost of Sales	5,788,739	6,048,596
Gross Profit	2,520,826	2,238,327

OPERATING EXPENSES
Sales and Marketing	5,125,444	3,923,934
General and Administrative	9,232,557	6,242,301
Total Operating Expenses	14,358,001	10,166,235
Operating Loss	(11,837,175)	(7,927,908)

OTHER INCOME (EXPENSES)
PPP Loan Forgiveness	—	3,506,644
Other COVID Relief	—	7,540
Interest Expense	(2,611,371)	(2,659,647)
Loss on Conversion of Debt	—	(143,190)
Change in Fair Value of Convertible Notes (See Note 5 for related party convertible note discussion)	2,117,636	—
Change in Fair Value of Warrant Liabilities (See Note 7 for related party warranty liabilities discussion)	148,364	—
Other Income (Expense)	(77,569)	6,450
Total Other Income (Expenses)	(422,940)	717,797
Loss Before Income Taxes	(12,260,115)	(7,210,111)
Income Taxes	(8,101)	(9,030)
Net Loss	$(12,268,216)	$(7,219,141)

Net Loss Per Share, Basic and Diluted	$(18.34)	$(10.89)

Weighted Average Common Shares Outstanding, Basic and Diluted	669,102	663,219

The accompanying notes are an integral part of these consolidated financial statements.

Heritage Distilling Holding Company, Inc. Consolidated Statements of Stockholders’ Equity (Deficit)
	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Number	Amount
Beginning Balance December 31, 2021	668,987	$67	$30,988,020	$(25,777,841)	$5,210,246
Shares Repurchased	(144)	—	(12,960)	—	(12,960)
Share-based Compensation	—	—	86,659	—	86,659
Warrants Issued	—	—	303,000	—	303,000
Warrants Exercised	833	—	49,980	—	49,980
Net Loss	—	—	—	(12,268,216)	(12,268,216)
Ending Balance December 31, 2022	669,676	$67	$31,414,699	$(38,046,057)	$(6,631,291)
	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Number	Amount
Beginning Balance December 31, 2020	659,407	$66	$29,989,844	$(18,558,700)	$11,431,210
Debt Converted including Notes and Other	9,578	1	862,051	—	862,052
Proceeds from Exercise of Stock Options	10	—	900	—	900
Shares Repurchased	(8)	—	(720)	—	(720)
Shares Issued upon Note Issuance	—	—	64,800	—	64,800
Share-based Compensation	—	—	73,217	—	73,217
Warrants Issued	—	—	375,000	—	375,000
Convertible Note amended to Promissory Note	—	—	(377,072)	—	(377,072)
Net Loss	—	—	—	(7,219,141)	(7,219,141)
Ending Balance December 31, 2021	668,987	$67	$30,988,020	$(25,777,841)	$5,210,246

The accompanying notes are an integral part of these consolidated financial statements.

Heritage Distilling Holding Company, Inc. Consolidated Statements of Cash flows
	For the Years Ended December 31,
	2022	2021
Net Loss	$(12,268,216)	$(7,219,141)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:
Depreciation Expense	1,512,661	1,248,959
Amortization of operating lease right-of-use assets	377,169	—
Loss on Disposal of Property and Equipment	38,383	294,378
Non-cash Warrant Issued	303,000	375,000
Loss on Conversion of Debt	—	143,190
Change in Fair Value of Convertible Notes	(2,117,636)	—
Change in Fair Value of Warrant Liabilities	(148,364)	—
Non-cash Interest Expense	917,645	671,498
Non-cash Share-based Compensation	86,659	73,217
PPP Loan Forgiveness	—	(3,506,644)

Changes in Operating Assets and Liabilities:
Accounts Receivable	(270,243)	67,840
Inventory	685,011	473,550
Other Current Assets	875,198	(209,560)
Other Long Term Assets	—	(32,224)
Accounts Payable	1,359,727	(698,240)
Other Current Liabilities	(42,613)	208,095
Operating Lease Liabilities	(604,987)	—
Other Long Term Liabilities	—	422,089
Net Cash Used in Operating Activities	(9,296,606)	(7,687,993)

Cash Flow from Investing Activities
Purchase of Property and Equipment	(639,383)	(1,189,165)
Proceeds from Sale of Equipment	25,000	—
Net Cash Used In Investing Activities	(614,383)	(1,189,165)

Cash Flow from Financing Activities
Proceeds from Notes Payable	250,000	14,522,000
Proceeds from Convertible Notes (including proceeds from related party convertible notes of $4,675,000 and $0 for the years ended December 31, 2022 and 2021, respectively)	10,740,000	—
Debt Issuance Cost	(6,250)	(1,192,226)
Repayment of Notes Payable	(892,622)	(4,374,851)
Repayment of Finance Lease Obligations	(52,703)	(78,073)
Common Stock Shares Repurchased	(12,960)	—
Proceeds from Warrant Exercised	49,980	—
Transaction Costs associated with Business Combination	(146,700)	—
Other	—	180
Net Cash Provided by Financing Activities	9,928,745	8,877,030

Net Increase (Decrease) in Cash	17,756	(128)
Cash – Beginning of Period	205,278	205,406
Cash – End of Period	$223,034	$205,278

Heritage Distilling Holding Company, Inc. Consolidated Statements of Cash flows — (Continued)
	For the Years Ended December 31,
	2022	2021
Supplemental Cash Flow Information related to Interest Paid & Income Taxes Paid:
Cash Paid during the Period for:
Interest Expense	$1,693,726	$1,258,185
Income Tax Payments	$8,101	$9,030

Supplemental Schedule of Non-cash Investing and Financing Activities:
Right-of-Use Assets Obtained in Exchange for New Operating Lease Liabilities upon Adoption of ASC 842	$4,218,649	$—
Transaction Costs associated with Business Combination in Accounts Payable and Other Current Liabilities	$562,117	$—
Shares Issued upon Conversion of Debt	$—	$862,052
Shares Issued upon Note Issuance	$—	$64,800
Modification of Convertible Notes	$—	$377,072
Reclassification between Short Term and Long Term Debt	$12,312,871	$5,087,599
Unpaid Property and Equipment Additions	$3,175	$208,926

The accompanying notes are an integral part of these consolidated financial statements.

Heritage Distilling Holding Company, Inc. Notes to Consolidated Financial Statements
NOTE 1 — DESCRIPTION OF OPERATIONS AND BASIS OF PRESENTATION

Description of operations — Heritage Distilling Holding Company (“HDHC” or the “Company”) is a Delaware corporation, for the purpose of investing in, managing, and/or operating businesses that are engaged in the production, sale, or distribution of alcoholic beverages. The Company is headquartered in Gig Harbor, Washington and has one wholly owned subsidiary, Heritage Distilling Company, Inc., (“HDC”) that is included in the consolidated financial statements.

HDC has operated since 2011 as a craft distillery making a variety of whiskeys, vodkas, gins and rums and operates distillery tasting rooms in Washington and Oregon.

Business Combination Agreement — On December 9, 2022, the Company entered into a business combination agreement (as amended, the “Business Combination Agreement”) with Better World Acquisition Corp. (“BWAC”), a publicly special purpose acquisition company (“SPAC”), HDH Newco, Inc., a wholly-owned subsidiary of BWAC (“Pubco”), BWA Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Pubco (“SPAC Merger Sub”), HD Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Pubco (“Company Merger Sub” and together with SPAC Merger Sub, the “Merger Subs”). Pursuant to the proposed terms in the Business Combination Agreement, the SPAC Merger Sub will merge with and into BWAC, with BWAC continuing as the surviving entity (the “SPAC Merger”) and the Company Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity (the “Company Merger”, and together with the SPAC Merger, the “deSPAC Merger” or the “Business Combination”). As a result of the Mergers, BWAC and the Company each will become wholly owned subsidiaries of Pubco, and Pubco will become a publicly traded company. The Business Combination is expected to close by the end of the second quarter of 2023 and remains subject to customary closing conditions.

The Business Combination Agreement was approved by the members of the board of directors of the Company (the “Board”) and the Board resolved to recommend approval of the Business Combination Agreement to the Company’s shareholders. The Company has concluded that the transaction represents a business combination pursuant to FASB ASC Topic 805, Business Combinations. The Business Combination will be accounted for as a “reverse recapitalization” in accordance with Generally Accepted Accounting Principles in the United States (“U.S. GAAP”). Under this method of accounting, BWAC will be treated as the “acquired” company for financial reporting purposes. This determination is primarily based on the fact that subsequent to the Business Combination, the Company’s existing largest single stockholder is expected to have the largest minority voting interest in the combined company, the Company will comprise all of the ongoing operations of the combined entity, the Company will comprise a majority of the governing body of the combined company, and the Company’s senior management will comprise all of the senior management of the combined company. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of the Company issuing shares for the net assets of BWAC accompanied by a recapitalization. The net assets of BWAC will be stated at historical costs. No goodwill or other intangible assets will be recorded. Operations prior to the Business Combination will be those of the Company.

Pursuant to the proposed terms in the Business Combination Agreement, the existing shareholders of the Company will receive new shares of Pubco and BWAC security holders will exchange their securities of BWAC for securities of Pubco. The existing shareholders of the Company will be entitled to receive from Pubco, in aggregate, a number of shares of Pubco common stock with a value equal to $77.5 million, subject to adjustments for the Company’s closing debt (net of cash) and certain transaction bonuses (if any), with each share of Pubco common stock valued at $10.00 per share. All issued and outstanding shares of the Company’s capital stock immediately prior to the effective time of the Business Combination will be cancelled in exchange for the right of the holders to receive shares of Pubco common stock, holders of unsecured convertible promissory notes will receive shares of Pubco common stock and Pubco will assume certain the Company’s warrants with each warrant becoming a warrant to purchase shares of Pubco common stock, certain the Company’s warrants will be contributed to Pubco and exchanged for the right to receive Pubco common stock, each restricted stock unit of the Company outstanding immediately prior to the effective time of the Business Combination will be assumed by Pubco with the number of shares underlying the restricted stock units and all other the Company’s convertible securities will be terminated.

Heritage Distilling Holding Company, Inc. Notes to Consolidated Financial Statements
NOTE 1 — DESCRIPTION OF OPERATIONS AND BASIS OF PRESENTATION (cont.)

Basis of Presentation — The accompanying consolidated financial statements have been prepared in conformity with U.S. GAAP and include the Company’s wholly-owned subsidiary. All intercompany transactions and balances have been eliminated in the consolidation process. Certain net sales and cost of sales reclassifications have been made within the consolidated statements of operations and in the notes to conform to the respective 2022 presentation.

Liquidity and Going Concern — The accompanying consolidated financial statements have been prepared in conformity with U.S. GAAP, which contemplate continuation of the Company as a going concern. The Company’s recurring net losses, negative working capital, increased accumulated deficit and stockholders’ deficit, raise substantial doubt about its ability to continue as a going concern. During the year ended December 31, 2022, the Company incurred a net loss of approximately $12.3 million and reported net cash used in operations of approximately $9.3 million. At December 31, 2022, the accumulated deficit was approximately $38.0 million and the stockholders’ deficit was approximately $6.6 million. In connection with these consolidated financial statements, management evaluated whether there were conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to meet its obligations as they become due within one year from the date of issuance of these financial statements. Management assessed that there were such conditions and events, including a history of recurring operating losses, and negative cash flows from operating activities, and significant current debt obligations.

As of December 31, 2022, the Company believes its current cash balances coupled with anticipated cash flow from operating activities may not be sufficient to meet its working capital requirements for at least one year from the date of the issuance of the accompanying consolidated financial statements. The Company issued an aggregate principal amount of $17.3 million in unsecured convertible notes, including the issuance of convertible notes of $2.8 million subsequent to December 31, 2022 (see Note 17) to various new and existing investors including a related party, which generated net cash proceeds of approximately $12.8 million. These convertible notes will be converted into the Company’s shares in the certain events/transactions, including an initial public offering, a merger or other business combination of the Company with a public special purpose acquisition company or other material financing transactions in the future. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Management is focused on expanding the Company’s existing business, as well as its customer base, including its continuing efforts to generate revenue from the sale of products through the Company’s existing wholesale distribution partners as it grows its distribution footprint nationwide and as part of the Company’s planned retail expansion in concert with Native American Indian tribes. The Company cannot predict whether it will be successful in these efforts. The Company has put resources into expanding its sales team to increase sales and has been working with its current distributors on a growth plan to increase wholesale revenue. The Company has also executed agreements with additional tribes to advance its growth strategy, but the Company alone cannot control the timing and pace of the execution of those agreements and the buildout of those future tribally owned locations. The Company entered into the Business Combination Agreement with BWAC in December 2022 and is working to close the transaction in the second quarter of 2023, with an intention to raising funds under the Business Combination. In connection with the deSPAC Merger, management expects to increase sales efforts for the Company overall and therefore, generating more cash than the Company is consuming in the operations of the business. However, the Company cannot guarantee that the envisions of the deSPAC Merger will be completed, or that because of the SPAC redemptions occurred prior to the closing of the Business Combination, the amount of funds raised through the transaction will be sufficient to allow the Company to fulfil its plans and achieve its growth objections.

As a result of the above, there is substantial doubt regarding the Company’s ability to continue as a going concern within one year from the date of issuance of these consolidated financial statements absent the completion of the aforementioned deSPAC Merger. The Company cannot give assurance that it can increase its cash balance or limit its cash consumption, complete a public offering or other alternative offerings, and thus maintain a sufficient cash balance for its planned operations. Future business demands may lead to cash utilization at a level greater than recently experienced. The Company may need to raise additional capital in the future. However, the Company cannot assure that it will be able to raise additional capital on acceptable terms, or at all.

Heritage Distilling Holding Company, Inc. Notes to Consolidated Financial Statements
NOTE 1 — DESCRIPTION OF OPERATIONS AND BASIS OF PRESENTATION (cont.)

The accompanying consolidated financial statements have been prepared assuming the Company will continue to operate as a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from uncertainty related to its ability to continue as a going concern.

Risks and Uncertainties

Global Conflict

Management continues to monitor the changing landscape of global conflicts and their potential impacts on its business. First among these concerns is the ongoing conflict in Ukraine, which has caused disruption in the grain, natural gas and fertilizer markets, and the result of which is uncertainty in pricing for those commodities. Because the Company relies on grains for part of its raw inputs, these disruptions have the possibility of increasing the supply costs. However, since the Company sources all of its grain from local or known domestic suppliers, management considers that the impact of the Ukraine war is not significant based on the Company’s history and relationship with the existing farmers and growers. The other potential conflict the Company monitors is the threatening military activity between China and Taiwan. The Company used to source its glass bottles from suppliers in China and has recently migrated this production to Taiwan. Although the Company now has more than two years of supply of its glass bottles at the current utilization rate, in light of the potential disruption in Taiwan, the Company has started to evaluate new producers who can produce glass bottles in other countries.

Inflation

There is a chance that the rate of inflation could remain relatively high in the foreseeable future. This could put cost pressure on the Company faster than it can raise prices on its products. In such cases the Company could lose money on products, or its margins or profits could decline. In other cases, consumers may choose to forgo making purchases that they do not deem to be essential, thereby impacting the Company’s growth plans. Likewise, labor pressures could continue to increase as employees become increasingly focused on their own standard of living, putting upward labor costs on the Company before the Company has achieved some or all of its growth plans. Management continues to focus on cost containment and is monitoring the risks associated with inflation and will continue to do so for the foreseeable future.

Interest Rates

Interest rates have been rising lately and there are no signs the increase in rates will stop, or that rates will go down in the near future. If the interest rates continue to rise or remain higher than recent history has experienced, there is a risk it will cost more for the Company to conduct its business or to get access to credit. There is also a risk that consumers may feel increased economic pressure and not be willing to spend on the Company’s goods or services. There is also a risk that investors the Company hopes to persuade to join in its deSPAC Merger will decide that the higher interest rate environment allows them to invest elsewhere with less risk. Management continues to focus on interest rates and their impact on the business, the cost of borrowing and the potential impacts on its future capital-raising efforts.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates — The presentation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Significant estimates and assumptions reflected in these consolidated financial statements include the valuation of common stock, common

Heritage Distilling Holding Company, Inc. Notes to Consolidated Financial Statements
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

stock warrants, convertible notes issued in 2022, warrant liabilities, and stock options. Actual results could differ from those estimates. Estimates are periodically reviewed in light of changes in circumstances, facts, and experience. Changes in estimates are recorded in the period in which they become known.

Fair value option — As permitted under ASC Topic 825, Financial Instruments (“ASC Topic 825”), the Company has elected the fair value option to account for its convertible notes issued in 2022 (the “2022 Notes”). In accordance with ASC Topic 825, the Company records the 2022 Notes at fair value with changes in fair value recorded as a component of other income (expense) in the consolidated statements of operations. As a result of applying the fair value option, direct costs and fees related to the convertible notes are expensed as incurred and are not deferred. The Company concluded that it is appropriate to apply the fair value option as they are liabilities that are not, in whole or in part, classified as a component of stockholders’ equity (deficit). In addition, the 2022 Notes meet other applicable criteria for electing fair value option under ASC Topic 825.

Fair value measurements — Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. There is a hierarchy based upon the transparency of inputs used in the valuation of an asset or liability. The valuation hierarchy contains three levels:

Level 1 —	Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets.
Level 2 —

Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other observable inputs directly or indirectly related to the assets or liabilities being measured.

Level 3 —	Valuation inputs are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

In determining the appropriate levels, the Company performs a detailed analysis of the assets and liabilities that are measured and reported on a fair value basis. At each reporting period, all assets and liabilities for which the fair value measurement is based on significant unobservable inputs are classified as Level 3.

The Company’s financial instruments consist primarily of cash, accounts receivable, inventory and accounts payable. The carrying amount of such instruments approximates fair value due to their short-term nature. The carrying value of long-term debt approximates fair value because of the market interest rate of the debt. The 2022 Notes and warrant liabilities associated with the Company’s 2022 convertible promissory notes are carried at fair value, determined according to Level 3 inputs in the fair value hierarchy described above (See Note 8).

During the years ended December 31, 2022 and 2021, there were no transfers between Level 1, Level 2, and Level 3.

Convertible notes — The Company’s convertible notes are carried either at amortized cost basis, net of unamortized debt issuance costs and discount or at fair value.

For the convertible promissory notes recognized initially at amortized cost basis, they are included in notes payable of the Company’s consolidated balance sheets and the accrued interests related to these convertible notes are included in the accrued interest of the Company’s consolidated balance sheets. The debt issuance costs and discount associated with these convertible notes are recorded as a reduction of the carrying value of the notes and amortized to interest expense as a component of other income (expenses) in the consolidated statements of operations using the effective interest method over the contractual terms of the notes.

Heritage Distilling Holding Company, Inc. Notes to Consolidated Financial Statements
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

For the convertible promissory notes recognized initially at fair value, inclusive of their respective accrued interest at their stated interest rates, they are included in convertible notes of the Company’s consolidated balance sheets. The changes in the fair value of these convertible notes are recorded as changes in fair value of convertible notes as a component of other income (expenses) in the consolidated statements of operations. The changes in fair value related to the accrued interest components are also included within the single line of change in fair value of convertible notes on the consolidated statements of operations.

Warrant liabilities — The Company issued certain warrants in connection with the Company’s 2022 Notes for the purchase of shares of its common stock (see Note 7) and classified them as a liability on its consolidated balance sheets. These warrants are classified as a liability under ASC 480 as the Company may settle the warrants by issuing a variable number of its common shares and the monetary value of the obligation is based solely or predominantly on a fixed monetary amount known at inception. The warrant liabilities are initially recorded at fair value on the issuance date of each warrant and is subsequently remeasured to fair value at each reporting date. Changes in the fair value of the warrant liabilities are recognized as a component of other income (expense) in the consolidated statements of operations. Changes in the fair value of the warrant liabilities will continue to be recognized until the warrants are exercised, expire or qualify for equity classification.

Concentrations of credit risk — Financial instruments potentially subjecting the Company to concentrations of credit risk consist primarily of accounts receivable, accounts payable and bank demand deposits that may, from time to time, exceed Federal Depository Insurance Corporation (“FDIC”) insurance limits.

The Company considers the concentration of credit risk associated with its accounts receivable to be commercially reasonable and believes that such concentration does not result in the significant risk of near-term severe adverse impacts. As of December 31, 2022, and December 31, 2021, the Company had customers that individually represented 10% or more of the Company’s accounts receivable. There were three and two individual customers that represented 57% and 70% of total accounts receivable, as of December 31, 2022 and 2021, respectively. There were three and two individual customer accounts that represented 57% and 20% of total revenue for the years ended December 31, 2022 and 2021, respectively. There were one and three individual suppliers that represented 19% and 30% of total accounts payable, as of December 31, 2022 and 2021, respectively.

Accounts receivable — Accounts receivable are reported at net realizable value. Receivables consist of amounts due from distributors. In evaluating the collectability of individual receivable balances, the Company considers several factors, including the age of the balance, the customers’ historical payment history, its credit worthiness and economic trends. There was no allowance for doubtful accounts as of December 31, 2022 and 2021.

Inventories — Inventories are stated at the lower of cost or net realizable value, with cost being determined under the weighted average method, and consist of raw materials, work-in-process, and finished goods. Costs associated with spirit production and other costs related to manufacturing of products for sale, are recorded as inventory. Work-in-process inventory is comprised of all accumulated costs of raw materials, direct labor, and manufacturing overhead to the respective stage of production. Finished goods and raw materials inventory includes the supplier cost, shipping charges, import fees, and federal excise taxes. Management routinely monitors inventory and periodically writes-off damaged and unsellable inventory. There was no valuation allowance as of December 31, 2022 and 2021.

The Company holds volumes of barreled whiskey, which will not be sold within one year due to the duration of the aging process. Consistent with industry practices, all barreled whiskey is classified as work-in-process inventory and is included in current assets.

Deferred transaction costs — Deferred transaction costs consist of direct legal, accounting, filing and other fees and costs directly attributable to the Business Combination (see Note 1). The Company capitalized deferred transaction costs prior to the close of the Business Combination and included in “Other Current Assets” within the consolidated balance sheet as of December 31, 2022. The Company will reclassify the deferred transaction costs related to the Business Combination to additional paid-in capital to offset the proceeds received upon closing of the Business Combination. The deferred transaction costs were $708,817 and $0 as of December 31, 2022 and 2021, respectively.

Heritage Distilling Holding Company, Inc. Notes to Consolidated Financial Statements
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Property and equipment, net of accumulated depreciation — Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives, three to twenty years of the assets. Leasehold improvements are amortized on a straight-line basis over the shorter of the asset’s estimated useful life or the term of the lease. Construction in progress is related to the construction or development of property and equipment that have not yet been placed in service for their intended use. When the asset is available for use, it is transferred from construction in progress to the appropriate category of property and equipment and depreciation on the item commences.

Upon retirement or sale, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the consolidated statements of operations. Costs of maintenance and repairs are charged to expense as incurred; significant renewals and betterments are capitalized.

Leases — The Company adopted ASC 842, Leases (“ASC 842”) as of January 1, 2022. ASC 842 was adopted using the modified retrospective transition approach, with no restatement of prior periods or cumulative adjustments to accumulated deficit. Upon adoption, the operating lease right-of-use (“ROU”) asset was measured at cost, which included the initial measurement of the lease liability, prepaid rent and initial direct costs incurred by the Company, less incentives received. The operating lease liability represents the present value of the remaining minimum lease payments as of January 1, 2022. The Company elected the package of three practical expedients, which allowed an entity to carry forward prior conclusions related to whether any expired or existing contracts are or contain leases, the lease classification for any expired or existing leases and initial direct costs for existing leases. The Company elected not to apply the use-of-hindsight to reassess the lease term. The Company elected not to recognize leases with an initial term of 12 months or less within the consolidated balance sheets and to recognize those lease payments on a straight-line basis in the consolidated statements of operations over the lease term. The Company elected the practical expedient to not separate lease and non-lease components for all leases. The new lease accounting standard also provides practical expedients for an entity’s ongoing accounting.

The Company has operating and finance leases for corporate offices, warehouses, distilleries, tasting rooms and certain equipment that are accounted for under ASC 842. The Company determines if an arrangement is a lease at inception. Operating lease ROU assets represent the Company’s right to use an underlying asset for the lease term and operating lease liabilities represent the Company’s obligation to make lease payments arising from a lease. Operating lease ROU assets and lease liabilities are recognized at the commencement date based on the present value of the future minimum lease payments over the lease term. The Company recognizes lease expense for lease payments on a straight-line basis over the term of the lease. Operating lease ROU assets also include the impact of any lease incentives. An amendment to a lease is assessed to determine if it represents a lease modification or a separate contract. Lease modifications are reassessed as of the effective date of the modification. For modified leases the Company also reassess the lease classification as of the effective date of the modification.

The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate, because the interest rate implicit in the Company’s operating leases is not readily determinable. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in the economic environments where the leased asset is located. The incremental borrowing rate is calculated by modeling the Company’s credit rating on its history arm’s-length secured borrowing facility and estimating an appropriate credit rating for similar secured debt instruments. The Company’s calculated credit rating on secured debt instruments determines the yield curve used. In addition, an incremental credit spread is estimated and applied to reflect the Company’s ability to continue as a going concern. Using the spread adjusted yield curve with a maturity equal to the remaining lease term, the Company determines the borrowing rates for all operating leases.

The Company’s operating lease terms include periods under options to extend or terminate the operating lease when it is reasonably certain that the Company will exercise that option in the measurement of its operating lease ROU assets and liabilities. The Company considers contractual-based factors such as the nature and terms of the renewal or termination, asset-based factors such as the physical location of the asset and entity-based factors such as the importance of the leased asset to the Company’s operations to determine the operating lease term. The

Heritage Distilling Holding Company, Inc. Notes to Consolidated Financial Statements
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Company generally uses the base, non- cancelable lease term when determining the operating lease ROU assets and lease liabilities. The ROU asset is tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable in accordance with Accounting Standards Codification Topic 360, Property, Plant, and Equipment.

Operating lease transactions are included in operating lease ROU assets, current operating lease liabilities and operating lease liabilities, net of current portion on the consolidated balance sheets. Finance lease transactions are included in property and equipment, net of accumulated depreciation, current finance leases and finance leases, net of current portion on the Company’s consolidated balance sheets.

Impairment of long-lived assets — All of the Company’s long-lived assets held and used are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets. When such an event occurs, future cash flows expected to result from the use of the asset and its eventual disposition is estimated. If the undiscounted expected future cash flows are less than the carrying amount of the asset, an impairment loss is recognized for the difference between the asset’s fair value and its carrying value. The Company did not record any impairment losses on long-lived assets for the years ended December 31, 2022 and 2021.

Investments — Non-marketable equity investments of privately held companies are accounted for as equity securities without readily determinable fair value at cost minus impairment, as adjusted for observable price changes in orderly transactions for identical or similar investment of the same issue pursuant to Topic 321 Investments — Equity Securities as the Company does not exert any significant influence over the operations of the investee company.

The Company performs a qualitative assessment at each reporting period considering impairment indicators to evaluate whether the investment is impaired. Impairment indicators that the Company considers include but are not limited to; i) a significant deterioration in the earnings performance, credit rating, asset quality, or business prospects of the investee, ii) a significant adverse change in the regulatory, economic, or technological environment of the investee, iii) a significant adverse change in the general market condition of either the geographical area or the industry in which the investee operates, iv) a bona fide offer to purchase, an offer by the investee to sell, or a completed auction process for the same or similar investment for an amount less than the carrying amount of that investment; v) factors that raise significant concerns about the investee’s ability to continue as a going concern, such as negative cash flows from operations, working capital deficiencies, or noncompliance with statutory capital requirements or debt covenants. If the qualitative assessment indicates that the investment is impaired, a loss is recorded equal to the difference between the fair value and carrying value of the investment.

As of December 31, 2022 and 2021, the Company did not record any impairment charges related to its investments.

Treasury stock — Treasury stock is shares of the Company’s own stock that have been issued and subsequently repurchased by the Company. Converting outstanding shares to treasury shares does not reduce the number of shares issued but does reduce the number of shares outstanding. These shares are not eligible to receive dividends.

The Company accounts for treasury stock under the cost method. Upon the retirement of treasury shares, the Company deducts the par value of the retired treasury shares from common stock and allocates the excess of cost over par as a deduction to additional paid-in capital based on the pro-rata portion of additional paid-in-capital, and the remaining excess as an increase to accumulated deficit. Retired treasury shares revert to the status of authorized but unissued shares. All shares repurchased to date have been retired. For the years ended December 31, 2022 and 2021, the Company repurchased 144 shares and 8 shares of common stock at a price of $90 per share, respectively.

Segment reporting — The Company operates in a single segment. The segment reflects how the Company’s operations are evaluated by senior management and the structure of its internal financial reporting. Both financial and certain non-financial data are reported and evaluated to assist senior management with strategic planning.

Heritage Distilling Holding Company, Inc. Notes to Consolidated Financial Statements
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue recognition — The Company’s revenue consists primarily of the sale of spirits domestically in the United States. Customers consist primarily of direct consumers. The Company’s revenue generating activities have a single performance obligation and are recognized at the point in time when control transfers and the obligation has been fulfilled, which is when the related goods are shipped or delivered to the customer, depending upon the method of distribution and shipping terms. Revenue is measured as the amount of consideration the Company expects to receive in exchange for the sale of a product. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities. Sales terms do not allow for a right of return unless the product is damaged. Historically, returns have not been material to the Company. Amounts billed to customers for shipping and handling are included in sales. The results of operations are affected by economic conditions, which can vary significantly by time of year and can be impacted by the consumer disposable income levels and spending habits.

Direct to Consumer — The Company sells its spirits and other merchandise directly to consumers through spirits club memberships, at the Heritage Distilling tasting rooms and through the internet.

Spirits club membership sales are made under contracts with customers, which specify the quantity and timing of future shipments. Customer credit cards are charged in advance of quarterly spirit shipments in accordance with each contract. The Company transfers control and recognizes revenue for these contracts upon shipment of the spirits to the customer. As of December 31, 2022 and 2021, the Company had deferred revenues of $244,248 and $280,761, respectively, included in other current liabilities within the consolidated balance sheets. These performance obligations are expected to be satisfied within one year.

Tasting room and internet spirit sales are paid for at the time of sale. The Company transfers control and recognizes revenue for the spirits and merchandise when the product is either received by the customer (on-site tasting room sales) or upon shipment to the customer (internet sales).

The Company periodically offers discounts on spirits and other merchandise sold directly to consumers through spirits club memberships, at the Heritage Distilling tasting rooms and through the internet. All discounts are recorded as a reduction of retail product revenue.

Wholesale — The Company sells its spirits to wholesale distributors under purchase orders. The Company transfers control and recognizes revenue for these orders upon shipment of the spirits from the Company’s warehouse facilities. Payment terms to wholesale distributors typically range from 30 to 45 days. The Company pays depletion allowances to its wholesale distributors based on their sales to their customers which are recorded as a reduction of wholesale product revenue. The Company also pays certain incentives to distributors which are reflected net within revenues as variable consideration. The total amount of depletion allowances and sales incentives for the years ended December 31, 2022 and 2021 were $44,591 and $68,931, respectively.

Service revenue — Represents fees for distinct value-added services that the Company provides to third parties, which may include production, bottling, marketing consulting and other services aimed at growing and improving brands and sales. Revenue is billed monthly and earned and recognized over-time as the agreed upon services are completed. The Company recorded $1,438,460 and $876,155 in service revenue in the statements of operations for the years ended December 31, 2022 and 2021, respectively. There is no contractually committed service revenue that would give rise to an unsatisfied performance obligation at the end of each reporting period.

The following table presents revenue disaggregated by sales channel:

	For the Years Ended December 31,
	2022	2021
Direct to Consumer	$5,115,749	$5,316,322
Wholesale	1,755,356	2,094,446
Total Products Net Sales	6,871,105	7,410,768
Services	1,438,460	876,155
Total Net Sales	$8,309,565	$8,286,923

Heritage Distilling Holding Company, Inc. Notes to Consolidated Financial Statements
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Substantially all revenue is recognized from sales of goods or services transferred at a point in time when contract performance obligations are met. As such, the accompanying consolidated financial statements present financial information in a format which does not further disaggregate revenue, as there are no significant variations in economic factors affecting the nature, amount, timing, and uncertainty of cash flows.

Excise taxes — Excise taxes are levied on alcoholic beverages by governmental agencies. For imported alcoholic beverages, excise taxes are levied at the time of removal from the port of entry and are payable to the U.S. Customs and Boarder Protection (the “CBP”). For domestically produced alcoholic beverages, excise taxes are levied at the time of removal from a bonded production site and are payable to the Alcohol and Tobacco Tax and Trade Bureau (the “TTB”). These taxes are not collected from customers but are instead the responsibilities of the Company. The Company’s accounting policy is to include excise taxes in “Cost of Sales” within the consolidated statements of operations, which totaled $260,820 and $352,945 for the years ended December 31, 2022 and 2021, respectively.

Shipping and handling costs — Shipping and handling costs of $203,792 and $289,413 were included in “Cost of Sales” within the consolidated statements of operations for the years ended December 31, 2022 and 2021, respectively.

Stock-based compensation — The Company measures compensation for all stock-based awards at fair value on the grant date and recognizes compensation expense over the service period on a straight-line basis for awards expected to vest.

The fair value of stock options granted is estimated on the grant date using the Black-Scholes option pricing model. The Company uses a third-party valuation firm to assist in calculating the fair value of the Company’s stock options. This valuation model requires the Company to make assumptions and judgment about the variables used in the calculation, including the volatility of the Company’s common stock and assumed risk-free interest rate, expected years until liquidity, and discount for lack of marketability. Forfeitures are accounted for and are recognized in calculating net expense in the period in which they occur. Stock-based compensation from vested stock options, whether forfeited or not, is not reversed.

The Company grants stock options to purchase common stock with exercise prices equal to the value of the underlying stock, as determined by the Company’s Board of Directors on the date the equity award was granted.

The Board of Directors determines the value of the underlying stock by considering a number of factors, including historical and projected financial results, the risks the Company faced at the time, the preferences of the Company’s stockholders, and the lack of liquidity of the Company’s common stock.

For the years ended December 31, 2022 and 2021, the Company did not grant any stock option awards.

Stock option awards generally vest on time-based vesting schedules. Stock-based compensation expense is recognized based on the value of the portion of stock-based payment awards that is ultimately expected to vest and become exercisable during the period. The Company recognizes compensation expense for all stock-based payment awards made to employees, directors, and non-employees using a straight-line method, generally over a service period of four years.

Advertising — The Company expenses costs relating to advertising either as costs are incurred or the first time the advertising takes place. Advertising expenses totaled $1,223,985 and $300,259 for the years ended December 31, 2022 and 2021, respectively and were included in “Sales and marketing” in the consolidated statements of operations.

Income taxes — The Company follows the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 740, “Income Taxes” for establishing and classifying any tax provisions for uncertain tax positions. The Company’s policy is to recognize and include accrued interest and penalties related to unrecognized tax benefits in operating expenses. The Company is not aware of any entity level uncertain tax positions.

Heritage Distilling Holding Company, Inc. Notes to Consolidated Financial Statements
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Income taxes are accounted for under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in operations in the period that includes the enacted date.

Net loss per share attributable to common stockholders — The Company computed basic net loss per share attributable to common stockholders by dividing net loss attributable to common stockholders by the weighted-average number of common stock outstanding for the period, without consideration for potentially dilutive securities. The Company computes diluted net loss per common share after giving consideration to all potentially dilutive common stock, including stock options, restricted stock unit (“RSU”) awards, and warrants to purchase common stock outstanding during the period determined using the treasury-stock method as well as the convertible notes outstanding during the period determined using the if-converted method, except where the effect of including such securities would be antidilutive.

Recently adopted accounting pronouncements standards — In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842), to improve financial reporting and disclosures about leasing transactions. This ASU requires companies to recognize the assets and liabilities for the rights and obligations created by leases on the balance sheet, for substantially all leases. The recognition, measurement and presentation of expense and cash flows arising from a lease by a lessee will depend primarily on its classification as a finance or operating lease; both types of leases will be recognized on the balance sheet. This ASU also requires disclosures to help financial statement users to better understand the amount, timing and uncertainty of cash flows arising from leases. The new lease standard has been adopted by the Company on its effective date of January 1, 2022. The Company used the optional transition method set forth in ASU 2018-11 that allows entities to elect not to recast their comparative periods in transition.

In addition, the Company elected the package of three practical expedients permitted within the standard, which allowed it to carry forward the historical lease classification for arrangements that commenced prior to the effective date. As a result of the adoption of this ASU on January 1, 2022, the Company recorded both operating lease assets of $4,218,649 and operating lease liabilities of $5,344,169. The adoption of this ASU had an immaterial impact on the Company’s consolidated statements of operations and consolidated statements of cash flows.

In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20 and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40). This standard reduces the number of accounting modes in ASC 470-20, that require separate accounting for embedded conversion features. As a result, a convertible debt instrument will be accounted for as a single liability measured at its amortized cost as long as no other features require bifurcation and recognition as derivatives. By removing those separation models, the effective interest rate of convertible debt instruments will be closer to the coupon interest rate. Further, the diluted net income per share calculation for convertible instruments will require the Company to use the if-converted method. The treasury stock method should no longer be used to calculate diluted net income per share for convertible instruments. The Company adopted this guidance effective January 1, 2022. The adoption did not have a material impact on the consolidated financial statements.

Recent accounting pronouncements standards — No other new accounting pronouncements issued or effective during 2022 had, or are expected to have, a material impact on the Company’s consolidated financial statements.

Heritage Distilling Holding Company, Inc. Notes to Consolidated Financial Statements

NOTE 3 — INVENTORIES

Inventories consisted of the following:

	December 31,
	2022	2021
Finished Goods	$877,847	$1,116,837
Work-in-Process	1,233,462	1,258,185
Raw Materials	1,530,586	1,951,884
Total Inventory	$3,641,895	$4,326,906

NOTE 4 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	Estimated Useful Lives (in years)	December 31,
		2022	2021
Machinery and Equipment	5 to 20	$3,270,528	$3,416,630
Leasehold Improvements	Lease term	7,350,908	6,368,027
Computer and Office Equipment	3 to 10	2,492,310	2,234,428
Vehicles	5	171,629	171,629
Construction in Progress	N/A	128,598	412,179
Total Property and Equipment		13,413,973	12,602,893
Less: Accumulated Depreciation		(5,730,810)	(4,403,067)
Property and Equipment, net of Accumulated Depreciation		$7,683,163	$8,199,826

Depreciation expenses related to property and equipment for the years ended December 31, 2022 and 2021 were $1,512,661 and $1,248,959 respectively. During the year ended December 31, 2022, the Company recognized a loss of $38,383 related to the disposal of property and equipment. During the year ended December 31, 2021, the Company recognized a loss of $294,378 related to disposal of property and equipment and a location close.

NOTE 5 — CONVERTIBLE NOTES

2017 Convertible Promissory Note

On November 16, 2017, HDC, as borrower, entered into a secured convertible promissory note in the initial principal sum of $500,000, plus $50,000 of initial interest capitalized into the principal (the “November 2017 Note”). Unless earlier converted into shares, the November 2017 Note was due upon the earlier of (i) the 5-year anniversary of the November 2017 Note, (ii) a change of control, or (iii) an event of default. The November 2017 Note did not accrue interest during the first 12 months (“Payment Free Period”); thereafter, interest accrued at a rate of 9% per annum, computed on the basis of the actual number of days elapsed and a year of 365 days. The November 2017 Note plus accrued interest was paid in full in 2021.

2020 Convertible Promissory Note

In March and August 2020, the Company issued multiple unsecured convertible promissory notes (the “March 2020 Notes” and “August 2020 Notes”, respectively) with a principal sum of $1,120,000 with a maturity date of December 31, 2021. The outstanding amounts plus accrued and unpaid interest could at any time prior to the maturity date, be converted into shares of the Company’s common stock at the conversion price. Unless earlier converted into shares, the August 2020 Notes could automatically convert if upon the closing of a private offering of common stock or one of its subsidiaries of at least $5,000,000, the note plus any accrued

Heritage Distilling Holding Company, Inc. Notes to Consolidated Financial Statements
NOTE 5 — CONVERTIBLE NOTES (cont.)

and unpaid interest could automatically convert into common stock at the lesser of $143.20, or a 20% discount off the price per share of common stock sold in private offering. In 2021, all but one of the notes were converted to shares of the Company at a discounted conversion price of $75 per share. In aggregate, 9,578 shares of the Company’s stock were issued to investors. As of December 31, 2021, the Company had one investor that did not elect to convert, and the convertible note balance was $450,000 with accrued interest of $49,425. The loss on the conversion of debt was $143,190 during the year ended December 31, 2021. Subsequently, the remaining note plus accrued interest were paid in full in 2022.

2022 Convertible Promissory Note

During April through December 2022, the Company issued multiple unsecured convertible promissory notes or the 2022 Notes with an aggregate principal sum of $8,187,750 to various new and existing investors and $6,311,250 to a related party (See Note 14). The 2022 Notes bear an interest rate of 29% per annum, simple interest compounded annually with a maturity date of July 31, 2024. The 2022 Notes are convertible, in whole or in part, into shares of the Company’s common stock at a conversion price of $90 per share at the option of the convertible note holders, at any time and from time to time. If the Company consummates an initial public offering (the “IPO”) or a deSPAC merger, the unpaid and accrued balances of the 2022 Notes and the associated interests will automatically convert into the Company’s common stock at a conversion price at 75% of the price per share at which the Company’s common stock is sold in the IPO or at 75% of the redemption price per share related such deSPAC merger. The 2022 Notes also contain certain other covenants that, among other things, impose certain restrictions on indebtedness and investments. The 2022 Notes may be used for general corporate purposes, including working capital needs, capital expenditures, and the share repurchase program.

The Company elected the fair value option for the 2022 Notes under ASC Topic 825, with changes in fair value reported in the consolidated statements of operations as a component of other income (expense). The Company believes that the fair value option better reflects the underlying economics of the 2020 Convertible Notes. As a result, the 2022 Notes were recorded at fair value upon issuance and were subsequently remeasured at each reporting date until settled or converted. Concurrent with the execution of the 2022 Notes, the Company issued warrants to the 2022 Notes holders, including a related party, in an amount equal to 50% of the cash proceeds from the 2022 Notes and these warrants determined to be the warrant liabilities in accordance with ASC Topic 480 - “Distinguishing Liabilities from Equity” (“ASC 480”) (see Note 7). These warrants were measured at fair value at their respective issuance dates and at each subsequent reporting date until settlement and presented as warrant liabilities on the consolidated balance sheets. The 2022 Notes generated cash proceeds in the aggregate amount of $10,740,000, of which $4,675,000 was generated from a related party. The Company initially recorded the 2022 Notes on their respective issuance dates in the aggregate amount of $10,158,636, of which $4,422,379 was associated with the related party convertible notes. Additionally, the Company initially recorded the associated warrants on their respective issuance dates as warrant liabilities in the aggregate amount of $581,364, of which $252,621 was associated with the related party warrant liabilities. At December 31, 2022, the fair value of the 2022 Notes was $8,041,000, of which $3,476,057 was associated with the related party convertible notes. For the year ended December 31, 2022, the associated interest expense and change in fair value in the 2022 Notes totaled $2,117,636, of which $946,322 was related to change in fair value of the related party convertible notes and included in change in fair value of convertible notes in the Company’s consolidated statements of operations.

Heritage Distilling Holding Company, Inc. Notes to Consolidated Financial Statements

NOTE 6 — BORROWINGS

The borrowings consisted of the following:

	December 31,
	2022	2021
Silverview Loan	$12,250,000	$12,500,000
Convertible Promissory Notes (See Note 5)	—	450,000
PPP Loan	2,269,456	2,269,456
Channel Partners Loan	82,887	25,508
Total Notes Payable	14,602,343	15,244,964
Less: Debt Issuance Costs	(718,872)	(1,037,530)
	13,883,471	14,207,434
Less: Notes Payable, Current	(13,883,471)	(2,993,076)
Notes Payable, net of Current Portion	$—	$11,214,358

In March and September 2021, the Company executed a secured term loan agreement and an amendment with Silverview Credit Partners, L.P. (the “Silverview Loan”) for an aggregate borrowing capacity of $15,000,000. The Silverview Loan matures on April 15, 2025. The Silverview Loan accrued interest through the 18 month anniversary of the closing date at (i) a fixed rate of 10.0%, which portion was payable in cash, and (ii) at a fixed rate of 6.5%, which portion was payable in kind and added to the outstanding obligations as principal. Effective the 19th month anniversary of the closing date, the Silverview Loan accrues interest at a fixed rate of 15.0% through maturity. Interest payable in cash is required to be repaid on the fifteenth day of each calendar month. The Company has an option to prepay the Silverview Loan with a prepayment premium up to 30.0% of the obligations. The Silverview Loan also contains certain financial and other debt covenants that, among other things, impose certain restrictions on indebtedness, liens, investments and capital expenditures. The financial covenants require that, at the end of each applicable fiscal period as defined pursuant to the Silverview Loan agreement, the Company has either (i) an EBITDA interest coverage ratio up to 2.00 to 1.00, or (ii) a cash interest coverage ratio of not less than 1.25 to 1.00. Commencing with the fiscal quarter ending June 30, 2021, the Company shall maintain liquidity of not less than $500,000. The Silverview Loan may be used for general corporate purposes, including working capital needs and capital expenditures. The Company was in violation with various financial and other debt covenants with respect to its failure to comply with the financial covenants and to timely furnish its consolidated financial statements for the year ended December 31, 2022. The lender agreed to waive any existing covenant violations as of December 31, 2022 and not exercise its rights and remedies under the loan agreement through June 15, 2023. During the first quarter of 2023, the Company was in violation with the other debt covenants in connection to its failure to timely furnish its monthly income statement, a calculation of EBITDA, a monthly cash balance report, and a monthly operational performance report. The Company has been in the process of obtaining another waiver from the lender. As the chance of meeting the same or more restrictive covenants at subsequent compliance measurement dates within the following year is remote, the Company determined that the Silverview Loan should be classified as a current liability as of December 31, 2022. As of December 31, 2022 and 2021, the outstanding balance of the Silverview Loan was $12,250,000 and $12,500,000, respectively.

In April 2020, the Company was granted a loan under the Paycheck Protection Program (“PPP”) offered by the Small Business Administration (the “SBA”) under the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”), section 7(a)(36) of the Small Business Act for $3,776,100. The proceeds from the PPP loan may only be used to retain workers and maintain payroll or make mortgage interest, lease and utility payments and all or a portion of the loan may be forgiven if the proceeds are used in accordance with the terms of the program within the 8 or 24-week measurement period. The loan terms require the principal balance and 1% interest to be paid back within two years of the date of the note. In June 2021, the Company’s bank approved forgiveness of the loan

Heritage Distilling Holding Company, Inc. Notes to Consolidated Financial Statements
NOTE 6 — BORROWINGS (cont.)

in the amount of $3,776,100. During the year ended of December 31, 2021, the forgiveness was partially rescinded by the SBA and the Company recognized $1,506,644 as other income in the consolidated statements of operations, resulting in $2,269,456 in debt. The Company is currently in the process of disputing a portion if not all of the difference. The terms of the agreement state that the Company has 18-24 months to repay the PPP loan. Following the date of the forgiveness, the remaining balance of the PPP loan of $2,269,456 is expected to be repaid in 2023 with the Company’s general assets.

In January 2021, the Company was granted a loan under the second round of PPP loans for $2,000,000. The proceeds may only be used for qualified purposes and may be forgiven. The loan terms require the principal balance and 1% interest to be paid back within five years of the date of the note. During the year ended of December 31, 2021, the Company’s bank approved full forgiveness of the $2,000,000 loan and the Company recorded the full forgiveness as other income in the consolidated statements of operations.

In January 2022, the Company entered into a secured business loan and security agreement with Channel Partners Capital, LLC (the “Channel Partners Loan”) for an aggregate borrowing capacity of $250,000. The Channel Partners Loan matures on June 26, 2023 and accrues interest at a fixed rate of 13.982%. Principal of $16,528 plus interest is payable on a monthly basis. The Company has an option to prepay the Channel Partners Loan with a prepayment discount of 5.0%. As of December 31, 2022 and 2021, the outstanding balance of the Channel Partners Loan was $82,887 and 25,508, respectively.

As of December 31, 2022, the principal repayments of the Company’s debt measured on an amortized basis of $14,602,343 are expected to be due within one year from the issuance of these consolidated financial statements. The outstanding principal of $14,602,343, net of debt issuance costs of $718,872, was classified as a current liability on the Company’s consolidated balance sheets as of December 31, 2022.

NOTE 7 — WARRANT LIABILITIES

During 2022, the Company issued warrants to purchase the Company’s common stock to the 2022 Notes holders, including a related party, in an amount equal to 50% of the cash proceeds (see Note 5 and Note 14). These warrants are exercisable on or after the occurrence of an IPO or a deSPAC merger and expire on July 31, 2027. The warrant exercise price is equal to: (i) if the Company consummates an IPO, 100% of the price per share at which the Company’s common stock is sold in the IPO, or (ii) if the Company consummates a deSPAC merger, 100% of the redemption price related to such deSPAC merger. The warrants are free-standing instruments and determined to be liability-classified in accordance with ASC 480. More specifically, ASC 480 requires a financial instrument to be classified as a liability if such financial instrument contains a conditional obligation that the issuer must or may settle by issuing a variable number of its equity securities if, at inception, the monetary value of the obligation is predominantly based on a known fixed monetary amount.

The Company measured the warrant liabilities at fair value at the respective issuance dates of the 2022 Notes and December 31, 2022 using a probability weighted expected return method and the Monte Carlo Simulation (see Note 8). The fair value of the warrant liabilities at the issuance dates of the 2022 Notes was approximately $581,364, of which $252,621 was associated with the related party warrant liabilities. The warrant liabilities are subsequently remeasured to fair value at each reporting date with changes in fair value recognized as a component of total other income (expense) in the consolidated statements of operations. The Company recorded a net gain of $148,364 resulting from the change in fair value of the warrant liabilities for the year ended December 31, 2022. From the net gain of $148,364, $65,440 was related to the change in fair value of the related party warrant liabilities for the year ended December 31, 2022. At December 31, 2022, the fair value of the warrant liabilities was $433,000, of which $187,181 was associated with the related party warrant liabilities.

Heritage Distilling Holding Company, Inc. Notes to Consolidated Financial Statements

NOTE 8 — FAIR VALUE MEASUREMENT

The following table presents information about the Company’s financial liabilities that are measured at fair value on a recurring basis and indicates the fair value hierarchy of the valuation as of December 31, 2022. As of December 31, 2022, there were no financial assets and liabilities that were measured at fair value on a recurring basis under Levels 1 and 2. As of December 31, 2021, there were no financial assets and liabilities that were measured at fair value on a recurring basis under Levels 1, 2 and 3.

Fair Value Measurement as of December 31, 2022 Level 3
Convertible Notes	$8,041,000
Warrant Liabilities	433,000
Total Liabilities at Fair Value	$8,474,000

Valuation of Convertible Notes — The fair value of the 2022 Notes at issuance and at each reporting period is estimated based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The Company used a probability weighted expected return method (“PWERM”) and the Discounted Cash Flow (“DCF”) method to incorporate estimates and assumptions concerning the Company’s prospects and market indications into a model to estimate the value of the notes. The most significant estimates and assumptions used as inputs in the PWERM and DCF valuation techniques impacting the fair value of the 2022 Notes are the timing and probability of an IPO, deSPAC Merger and default scenario outcomes (see the table below). Specifically, the Company discounted the cash flows for fixed payments that were not sensitive to the equity value of the Company at payment by using annualized discount rates that were applied across valuation dates from issuance dates of the 2022 Notes to December 31, 2022. The discount rates were based on certain considerations including time to payment, an assessment of the credit position of the Company, market yields of companies with similar credit risk at the date of valuation estimation, and calibrated rates based on the fair value relative to the original issue price from the 2022 Notes.

The significant unobservable inputs that are included in the valuation of the 2022 Notes as of December 31, 2022, include:

	December 31, 2022
Significant Unobservable Input	Input Range	Weighted Average
Discount Rate	47.2% – 52.2%	48.7%
Expected Term (in years)	0.250 – 1.197	0.565
Probability Scenarios
IPO	5% – 20%
deSPAC	20% – 25%
Default/Dissolution/Forced Liquidation	45% – 60%

Valuation of Warrant Liabilities — The fair value of the warrant liabilities at issuance and at each reporting period was estimated based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The warrants are free-standing instruments and determined to be liability-classified in accordance with ASC 480. The Company used the PWERM and the Monte Carlo Simulation (“MCS”) to incorporate estimates and assumptions concerning the Company’s prospects and market indications into the models to estimate the value of the warrants. The most significant estimates and assumptions used as inputs in the PWERM and MCS valuation techniques impacting the fair value of the warrant liabilities are the timing and probability of IPO, deSPAC Merger and default scenario outcomes (see the table below). The most significant

Heritage Distilling Holding Company, Inc. Notes to Consolidated Financial Statements
NOTE 8 — FAIR VALUE MEASUREMENT (cont.)

estimates and assumptions used as inputs in the PWERM and MCS valuation techniques impacting the fair value of the warrant liabilities are those utilizing certain weighted average assumptions such as expected stock price volatility, expected term of the warrants, and risk-free interest rates.

The significant unobservable inputs that are included in the valuation of the warrant liabilities as of December 31, 2022, include:

	December 31, 2022
Significant Unobservable Input	Input Range	Weighted Average
Expected Term (in years)	0.250 – 0.700	0.436
Volatility	70.0%	70.0%
Risk-free Rate	2.9% – 4.4%	3.7%
Probability scenarios
IPO	5% – 20%
deSPAC	20% – 25%
Default/Dissolution/Forced Liquidation	45% – 60%

The following table provides a roll forward of the aggregate fair values of the Company’s financial instruments described above, for which fair value is determined using Level 3 inputs:

	Convertible Notes	Warrant Liabilities
Balance as of January 1, 2022	$—	$—
Initial Fair Value of Instruments	—	581,364
Issuance of Convertible Notes	10,158,636	—
Change in Fair Value	(2,117,636)	(148,364)
Balance as of December 31, 2022	$8,041,000	$433,000

NOTE 9 — STOCKHOLDERS’ EQUITY

Common stock — As of December 31, 2022, the Company is authorized to issue 3,000,000 shares, par value of $0.0001 per share, of common stock. The key terms of the common stocks are summarized below:

Dividends — The holders of common stock are entitled to receive dividends if declared by the Board of Directors. No dividends have been declared since the inception of the Company.

Voting rights — The holders of founder common stock are entitled to four votes for each share of founders common stock and general common stockholders are entitled to one vote for each share of general common stock.

As of December 31, 2022, the Company had 669,676 shares of common stock issued and outstanding, respectively. During the year ended December 31, 2022, the Company repurchased 144 shares of common stock and 833 common stock warrants were exercised.

Stock options — The Company’s 2018 Stock Incentive Plan was approved by the HDC Board and the HDC shareholders in March 2018. On April 27, 2019, in anticipation of the Company’s reorganization on May 1, 2019, the HDHC Board and the HDHC sole stockholder approved HDHC’s 2019 Stock Incentive Plan (the “2019 Plan”).

The 2019 Plan allows for the grant of incentive stock options (“ISOs”), nonqualified stock options (“NQSOs”), stock appreciation rights (“SARs”), restricted stock, RSU awards, performance shares, and performance units to eligible participants for ten (10) years (until April 2029). The cost of awards under the 2019 Plan generally is based on the fair value of the award on its grant date. The maximum number of shares that may be utilized for awards under the 2019 Plan is 450,000.

Heritage Distilling Holding Company, Inc. Notes to Consolidated Financial Statements
NOTE 9 — STOCKHOLDERS’ EQUITY (cont.)

The following sets forth the outstanding ISOs and related activity for the years ended December 31, 2022 and 2021:

Options Outstanding	Number of Shares	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2020	17,980	$90.00	4.83	$—
Exercised	(10)	$90.00		$—
Forfeited	(132)	$90.00
Outstanding at December 31, 2021	17,838	$90.00	3.82	$—
Forfeited	(166)	$90.00
Outstanding at December 31, 2022	17,672	$90.00	2.82	$—
Exercisable at December 31, 2022	17,161	$90.00	2.82	$—
Exercisable at December 31, 2021	16,038	$90.00	3.76	$—
Remaining unvested at December 31, 2022	17,672	$90.00	2.82	$—

ISOs require a recipient to remain in service to the Company, ISOs generally vest ratably over periods ranging from one to four years from the vesting start date of the grant and vesting of ISOs ceases upon termination of service to the Company. Vested ISOs are exercisable for three months after the date of termination of service. The terms and conditions of any ISO shall comply in all respects with Section 422 of the Code, or any successor provision, and any applicable regulations thereunder. The exercise price of each ISO is the fair market value of the Company’s stock on the applicable date of grant. The Company used the mean volatility estimate from Carta’s 409A valuation based on the median 5-year volumes of select peer companies. Fair value is estimated based on a combination of shares being sold at $90 up through February of 2019 and the most recent 409A completed when these ISOs were issued in April of 2018 valuing the Company’s stock at $90 per share. No ISOs may be granted more than ten (10) years after the earlier of the approval by the Board or the stockholders of the 2019 Plan.

There were no grants in the years ended December 31, 2022 and 2021. As of December 31, 2022, the Company had $17,095 of unrecognized compensation expense related to ISOs expected to vest over a weighted average period of 0.4 years. The weighted average remaining contractual life of outstanding and exercisable ISOs is 2.98 years.

The following table presents stock-based compensation expense included in the consolidated statements of operations related to ISOs issued under the 2019 Plan:

	For the Years Ended December 31,
	2022	2021
Cost of Sales	$12,215	$10,624
Sales and Marketing	21,361	—
General and Administrative	53,083	62,593
Total Share-based Compensation	$86,659	$73,217

Restricted stock units — The RSU awards granted in 2019 under the 2019 Plan were granted at the fair market value of the Company’s stock on the applicable date of grant. RSU awards generally vest ratably over periods ranging from one to four years from the vesting start date of the grant. Upon termination of service to the Company, vesting of RSU awards ceases, and most RSU grants are forfeited by the participant, unless the award agreement indicates otherwise. The majority of RSU awards are “double trigger” and both the service-based component, and

Heritage Distilling Holding Company, Inc. Notes to Consolidated Financial Statements
NOTE 9 — STOCKHOLDERS’ EQUITY (cont.)

the liquidity-event component must be satisfied prior to an award being settled. Upon settlement, the RSU awards are paid in shares of the Company’s common stock. The Company recognizes the compensation expense for the restricted stock units based on the fair value of the shares at the grant date amortized over the stated period for only those shares that are not subject to the double trigger.

The following table summarized the RSU activity for the years ended December 31, 2022 and 2021:

	Restricted Stock Units	Weighted Average Grant Date Fair Value Per Share
Unvested and Outstanding at December 31, 2020	196,415	$90.00
Issued	14,977	$90.00
Cancelled/Forfeited/Expired	(25,796)	$90.00
Unvested and Outstanding at December 31, 2021	185,596	$90.00
Issued	24,613	$90.00
Cancelled/Forfeited/Expired	(1,635)	$90.00
Unvested and Outstanding at December 31, 2022	208,574	$90.00

During the years December 31, 2022 and 2021, the Company recognized no stock-based compensation expense in connection with RSU awards granted under the plans. Compensation expense for RSU awards are recognized upon meeting both the time-vesting condition and the triggering event condition. As of December 31, 2022, the unrecognized compensation expense for RSU awards was $18,771,660.

Equity-classified warrants — During 2022, the Company issued 8,166 warrants to purchase the Company’s common stock to certain broker companies as part of consideration for services performed related to funding purposes. The warrants are exercisable, in whole or in part, into shares of the Company’s common stock at an exercise price of $90 per share at the option of the warrant holders, at any time. The Company determined that warrants are equity instruments in accordance with ASC 815 — Derivatives and Hedging. The fair value of the warrants at the date of the issuance was approximately $303,000 and was recorded as part of “General and Administrative” expense in the consolidated statements of operations and an increase in additional paid in capital in the consolidated balance sheets.

The Company estimates the fair values of equity warrants using the Black-Scholes option-pricing model on the date of issuance. During the years ended December 31, 2022 and 2021, the assumptions used in the Black-Scholes option pricing model were as follows:

	For the Years Ended December 31,
	2022	2021
Weighted Average Expected Volatility	44.32%	44.32%
Expected Dividends	0.00%	0.00%
Weighted Average Expected Term (in years)	5.00	7.95
Risk-Free Interest Rate	2.14%	0.64%

As of December 31, 2022, 2,600 warrants were forfeited and 833 were exercised. As of December 31, 2022 and 2021, there were outstanding and exercisable warrants of 81,208 and 77,291 to purchase shares of the Company’s common stock, respectively. As of December 31, 2022, the weighed-average remaining contractual term was 2.63 years for the outstanding and exercisable warrants.

Heritage Distilling Holding Company, Inc. Notes to Consolidated Financial Statements

NOTE 10 — INCOME TAXES

The tax effects of significant items comprising the Company’s deferred taxes as of December 31 are as follows:

	December 31,
	2022	2021
Deferred Tax Assets
Reserves	$83,134	$68,694
Deferred Rent	—	91,775
Lease Liability	1,072,236
Net Operating Loss Carryforwards	8,973,638	5,824,637
Credit Carryforwards	91,614	91,614
Fixed Asset Basis	517,435	588,033
Other Carryforwards	16,616	8,308
Allowance for Bad Debts	16,969	—
	10,771,642	6,673,061
Deferred Tax Liabilities
Investment in Flavored Bourbon LLC	(2,472,700)	(2,472,700)
Right-of-Use Assets	(869,132)	—
Less: Valuation Allowance	(7,429,810)	(4,200,361)
Total Deferred Tax Assets	$—	$—

ASC 740 requires that the tax benefit of net operating losses, temporary differences and credit carryforwards be recorded as an asset to the extent that management assesses that realization is “more likely than not.” Realization of the future tax benefits is dependent on the Company’s ability to generate sufficient taxable income within the carryforward period. Because of the Company’s recent history of operating losses, management believes that recognition of the deferred tax assets arising from the above-mentioned future tax benefits is currently not likely to be realized and, accordingly, has provided a valuation allowance. The change in the valuation allowance for the period ended December 31, 2022 was an increase of $3,229,449 and change in the valuation allowance for the period ended December 31, 2021 was an increase of $2,294,356.

At December 31, 2022 and 2021, the Company has federal net operating loss carryforwards of $40,443,870 and $26,537,194 respectively, which have an indefinite carryforward period. Under Sections 382 and 383 of the Code, substantial changes in our ownership may limit the amount of net operating loss and research and development credit carryforwards that could be used annually in the future to offset taxable income. The tax benefits related to future utilization of federal net operating loss carryforwards, credit carryovers, and other deferred tax assets may be limited or lost if the cumulative changes in ownership exceeds 50% within any three-year period. The Company has not completed a formal Section 382/383 analysis under the Code regarding the limitation of net operating loss and tax credit carryforwards. If a change in ownership were to have occurred, the annual limitation may result in a reduction of available tax attributes in a given tax year.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. Due to its operating loss carry forward, the U.S. federal statute of limitations remains open for 2018 and onward. The Company has no ongoing or recently closed income tax examinations. The Company recognizes tax benefits from an uncertain position only if it is more likely than not that the position is sustainable, based on its technical merits. Interest and penalties related to uncertain tax positions are classified as income tax expense.

Heritage Distilling Holding Company, Inc. Notes to Consolidated Financial Statements
NOTE 10 — INCOME TAXES (cont.)

In April 2020, the Company was granted a loan under the (PPP) offered by the SBA under the Coronavirus Aid, Relief and Economic Security Act (CARES Act), section 7(a)(36) of the Small Business Act. In the 2021 tax year, the Company was granted forgiveness in the amount of $3,506,644. The Company recorded this loan forgiveness within net income for the 2021 period, however this income is exempt for tax purposes.

The effective tax rate of the Company’s provision (benefit) for income taxes differs from the federal statutory rate as follows:

	For the Years Ended December 31,
	2022	2021
Effective Tax Rate Reconciliation
Statutory Rate	21.0%	21.0%
State Taxes	1.8%	1.1%
Permanent Items	3.4%	(1.0)%
Change in Valuation Allowance	(26.3)%	(31.7)%
Tax Credits	0.0%	0.4%
PPP Tax Exempt Income	0.0%	10.2%
Total	(0.1)%	0.0%

The benefit from and provision for income taxes differs from the amount computed by applying the statutory federal income tax rate of 21% to earnings before taxes, primarily due to the effects of the valuation allowance, nondeductible items, state taxes, tax exempt income, true-up adjustments, and tax credits.

NOTE 11 — LEASES

The Company adopted ASC Topic 842 on January 1, 2022 using the modified retrospective approach. Comparative information has not been restated and continues to be reported under ASC Topic 840, Leases, which was the accounting standard in effect for those periods. The Company has operating and finance leases for corporate offices, warehouses, distilleries, tasting rooms and certain equipment which have been accounted for using the adopted standard.

The following table presents the cumulative effect of the changes made to the accompanying consolidated balance sheets as of January 1, 2022 as a result of the adoption of ASC 842:

	As of December 31, 2021 under ASC 840	Adjustments due to ASC 842	As of January 1, 2022 under ASC 842
Other Current Assets	$956,232	$299,883	$1,256,115
Property and Equipment, net of Accumulated Depreciation	$8,199,826	$419,998	$8,619,824
Operating Lease Right-of-Use Assets, net	$—	$4,218,649	$4,218,649
Other Current Liabilities	$849,867	$(405,639)	$444,228
Operating Lease Liabilities, Current	$—	$1,545,887	$1,545,887
Operating Lease Liabilities, net of Current Portion	$—	$3,798,282	$3,798,282

Heritage Distilling Holding Company, Inc. Notes to Consolidated Financial Statements
NOTE 11 — LEASES (cont.)

The following table presents lease cost and cash paid for amounts included in the measurement of lease liabilities for finance and operating leases for the year ended December 31,2022.

Lease Cost	For the Year Ended December 31, 2022
Finance Lease Cost:
Amortization of Right-of-Use Assets	$49,395
Interest on Lease Liabilities	2,177
Operating Lease Cost	1,512,015
Total Lease Cost	$1,563,587

Other Information:
Cash Paid for Amounts Included in the Measurement of Lease Liabilities:
Operating Cash Flow from Operating Leases	$(1,739,833)
Operating Cash Flow from Finance Leases	$(2,177)
Financing Cash Flow from Finance Leases	$(52,703)
Right-of-Use Assets Obtained in Exchange for New Operating Lease Liabilities upon Adoption of ASC 842	$4,218,649

The following table presents the weighted-average remaining lease terms and weighted-average discount rates for finance and operating leases for the year ended December 31, 2022:

For the Year Ended December 31, 2022
Weighted Average Remaining Lease Term – Finance Leases	0.5 years
Weighted Average Remaining Lease Term – Operating Leases	6.5 years
Weighted Average Discount Rate – Finance Leases	7%
Weighted Average Discount Rate – Operating Leases	22%

The right-of-use assets and lease liabilities for finance leases were $62,038 and $13,394, respectively for December 31, 2022. The right-of-use assets and liabilities for operating leases were 3,841,480 and $4,739,182, respectively for December 31, 2022. The right-of-use assets are for finance leases included in property and equipment, net of accumulated depreciation. The amortization expense related to the right-of-use assets for finance leases is included in “Cost of Sales”, “Sales and Marketing” and “General and Administrative” expenses within the consolidated statements of operations. The interest expense on lease liabilities for finance leases is included in “Interest Expense” within the consolidated statements of operations. The operating lease cost is included in “Cost of Sales”, “Sales and Marketing” and “General and Administrative” expenses within the consolidated statements of operations.

Heritage Distilling Holding Company, Inc. Notes to Consolidated Financial Statements
NOTE 11 — LEASES (cont.)

Future undiscounted cash flows for each of the next five years and thereafter and reconciliation to the lease liabilities recognized on the balance sheet as of December 31, 2022 were as follows:

Years Ended December 31	Operating Leases	Finance Leases
2023	$1,627,292	$13,670
2024	1,361,848	—
2025	1,157,534	—
2026	1,098,959	—
2027	1,111,387	—
Thereafter	2,995,959	—
Total Lease Payments	9,352,979	13,670
Less: Interest	(4,613,797)	(276)
Total Lease Liabilities	$4,739,182	$13,394

NOTE 12 — COMMITMENTS AND CONTINGENCIES

The Company maintains operating leases for various facilities and finance leases primarily for vehicles. See Note 11, Leases, for further information.

Litigation — From time to time, the Company may become involved in various legal proceedings in the ordinary course of its business and may be subject to third-party infringement claims.

In the normal course of business, the Company may agree to indemnify third parties with whom it enters into contractual relationships, including customers, lessors, and parties to other transactions with the Company, with respect to certain matters. The Company has agreed, under certain conditions, to hold these third parties harmless against specified losses, such as those arising from a breach of representations or covenants, other third-party claims that the Company’s products when used for their intended purposes infringe the intellectual property rights of such other third parties, or other claims made against certain parties. It is not possible to determine the maximum potential amount of liability under these indemnification obligations due to the Company’s limited history of prior indemnification claims and the unique facts and circumstances that are likely to be involved in each particular claim.

As of December 31, 2022 and 2021, the Company has not been subject to any pending litigation claims.

Management Fee — The Company is required to pay a monthly management fee to a Summit Distillery, Inc (see Note 14).

NOTE 13 — RETIREMENT PLAN

The Company sponsors a Roth 401(k) and profit-sharing plan (the “Plan”), in which all eligible employees may participate after completing 3 months of employment. No contributions have been made by the Company during the years ended of December 31, 2022 and 2021.

Heritage Distilling Holding Company, Inc. Notes to Consolidated Financial Statements

NOTE 14 — RELATED-PARTY TRANSACTIONS

Management Agreement

In October 6, 2014, the Company entered into a management agreement with Summit Distillery, Inc., an Oregon corporation, to open a new Heritage Distilling Company location in Eugene, Oregon. The Company engaged Summit Distillery, Inc., to manage the Eugene location for an annual management fee. The principals and sole owners of Summit Distillery, Inc., are also shareholders of HDHC. For the years ended December 31, 2022 and 2021, the Company expensed a management fee of $180,000, respectively, to Summit Distilling, Inc. The fee is based upon a percentage of the Company’s trailing twelve months, earnings before interest, taxes and accumulated depreciation amount, as defined in the management agreement.

2022 Convertible Notes

In 2022, the Company issued multiple unsecured convertible promissory notes to a related party who is the current shareholder of the Company and owns more than 10% of the Company’s outstanding common stock as of December 31, 2022 and 2021. The aggregate principal sum of the related party convertible notes was $6,311,250 with an aggregate cash proceed of $4,675,000 (See Note 5). Concurrent with the execution of the 2022 Notes, the Company issued warrants to the related party in an amount equal to 50% of the cash proceeds from the convertible notes (see Note 7). The Company initially recorded the related party convertible notes and associated warrants on their respective issuance dates in the aggregate amount of $4,422,379 and $252,621, respectively. At December 31, 2022, the fair value of the related party convertible notes and warrant liabilities was $3,476,057 and $187,181, respectively.

NOTE 15 — BASIC AND DILUTED NET LOSS PER SHARE

The Company computes basic net income (loss) per share by dividing net income (loss) for the period by the weighted-average number of common shares outstanding during the period. The Company computes diluted net income (loss) per share by dividing net income (loss) for the period by the weighted-average number of common shares outstanding during the period, plus the dilutive effect of the stock options, RSU awards and exercisable common stock warrants, as applicable pursuant to the treasury stock method, and the convertible notes, as applicable pursuant to the if-converted method. The following table sets forth the computation of basic and diluted net loss per share:

	For the Years Ended December 31,
	2022	2021
Numerator:
Net Loss	$(12,268,216)	$(7,219,141)
Denominator:
Weighted Average Common Shares Outstanding, Basic and Diluted	669,102	663,219
Net Loss Per Share, Basic and Diluted	$(18.34)	$(10.89)

Heritage Distilling Holding Company, Inc. Notes to Consolidated Financial Statements
NOTE 15 — BASIC AND DILUTED NET LOSS PER SHARE (cont.)

Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity. The following outstanding shares of potentially dilutive securities were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have been antidilutive:

	For the Years Ended December 31,
	2022	2021
ISOs	17,672	17,838
Equity-classified Warrants	81,208	77,291
Convertible Notes	183,939	10,556
RSU Awards	208,574	185,596
Total	491,393	291,281

NOTE 16 — SUBSEQUENT EVENTS

For its consolidated financial statements as of December 31, 2022 and for the year then ended, the Company evaluated subsequent events through May 1, 2023, the date on which those financial statements were available to be issued. Other than the item noted below, there were no subsequent events identified for disclosure as of the date the financial statements were available to be issued.

Issuance of Convertible Notes — During January to March 2023, the Company issued one convertible note to an existing investor under the terms of the 2022 Notes with net cash proceeds of $260,000 and a principal sum of $351,000 (see Note 5), and multiple convertible notes (“2023 Notes”) to various new and existing investors, including a related party, with net cash proceeds of approximately $1.8 million and a principal sum of approximately $2.5 million. The 2023 Notes mature on July 31, 2024 and bear an interest rate of 29% per annum, simple interest compounded annually. The 2023 Notes are convertible, in whole or in part, into shares of the Company’s common stock at a conversion price of $90 per share at the option of the convertible note holders, at any time and from time to time. If the Company consummates an IPO or a deSPAC merger, the unpaid and accrued balances of the 2023 Notes and the associated interests will automatically convert into the Company’s common stock at a conversion price at 50% of the price per share at which the Company’s common stock is sold in an IPO or in a deSPAC merger.

1,800,000 Shares

Heritage Distilling Holding Company, Inc.

______________________________________________

PRELIMINARY PROSPECTUS

, 2023

______________________________________________

Common Stock

Newbridge Securities Corporation

Through and including            , 2024 (90 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the Nasdaq Capital Market listing fee.

Amount to be Paid
SEC registration fee	$
FINRA filing fee
The Nasdaq Capital Market initial listing fee
Printing and engraving expenses
Accounting fees and expenses
Legal fees and expenses
Transfer agent and registrar fees
Miscellaneous fees and expenses
Total	$

Item 14. Indemnification of Directors and Officers.

Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except for breaches of the director’s duty of loyalty to the corporation or its stockholders, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of a law, authorizations of the payments of a dividend or approval of a stock repurchase or redemption in violation of Delaware corporate law or for any transactions from which the director derived an improper personal benefit. Our certificate of incorporation will provide that no director will be liable to us or our stockholders for monetary damages for breach of fiduciary duties as a director, subject to the same exceptions as described above. We also expect to maintain standard insurance policies that provide coverage (1) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments we may make to such officers and directors.

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with a threatened, pending, or completed action, suit or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, indemnification is limited to expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with defense or settlement of such action or suit and no indemnification shall be made with respect to any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. In addition, to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding described above (or claim, issue, or matter therein), such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith. Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit, or proceeding may be advanced by the corporation upon receipt of an undertaking by such person to repay such amount if it is ultimately determined that such person is not entitled to indemnification by the corporation under Section 145 of the General Corporation Law of the State of Delaware. Our amended and restated certificate of incorporation will provide that we will, to the fullest extent permitted by law, indemnify any person made or threatened to be made a party to an action or proceeding by reason of the fact that he or she (or his or her testators or intestate) is or was our director or officer or serves or served at any other corporation, partnership, joint venture, trust or other enterprise in a similar capacity or as an employee or agent at our request, including service with respect to employee benefit plans maintained or sponsored by us, against expenses (including attorneys’), judgments, fines, penalties and amounts paid in settlement incurred in connection with the investigation, preparation to defend, or defense of such action, suit, proceeding, or claim. However, we are not required to indemnify or advance expenses in connection with any action, suit, proceeding, claim, or counterclaim initiated by us or on behalf of us. Our amended and restated bylaws will provide that we will indemnify and hold harmless each person who was or is a party or threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was our director or officer, or is or was serving at our request in a similar capacity of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans (whether the basis of such action, suit, or proceeding is an action in an official capacity as a director or officer or in any other capacity while serving as a director of officer) to the fullest extent authorized by the Delaware General Corporation Law against all expense, liability and loss (including attorney’s fees, judgments, fines, ERISA excise taxes, or penalties and amounts paid in settlement) reasonably incurred or suffered by such person in connection with such action, suit or proceeding, and this indemnification continues after such person has ceased to be an officer or director and inures to the benefit of such person’s heirs, executors and administrators. The indemnification rights also include the right generally to be advanced expenses, subject to any undertaking required under Delaware General Corporation Law, and the right generally to recover expenses to enforce an indemnification claim or to defend specified suits with respect to advances of indemnification expenses.

Item 15. Recent Sales of Unregistered Securities.

We sold the securities described below within the past three years which were not registered under the Securities Act.

In March 2022, the Company issued warrants to purchase an aggregate of 8,166 shares of its common stock, with an exercise price of $90.00 per share, as a fee for placement agent services in connection with the execution of the Silverview Loan.

Between April 2022 and February 2023, the Company issued unsecured convertible promissory notes with an aggregate principal sum of $11,000,000, and warrants to purchase an aggregate of 1,111,974 shares of the Company’s common stock, with an exercise price equal to the price per share at which our common stock is sold in this offering, that will exercise on a cashless basis when the price per share of our common stock reaches 125% of the exercise price, to new and existing investors. Subsequent June 30, 2023, upon the filing and effectiveness of the company’s amended and restated certificate of incorporation on November 1, 2023, the unsecured convertible promissory notes converted into prepaid warrants to purchase 3,360,714 shares of the Company’s common stock, and all such warrants were exercised on November 1, 2023.

Between March 2023 and June 2023, the Company issued unsecured convertible promissory notes with an aggregate principal sum of $5,845,500, to new and existing investors. Subsequent to June 30, 2023, upon the filing and effectiveness of the company’s amended and restated certificate of incorporation on November 1, 2023, the unsecured convertible promissory notes converted into prepaid warrants to purchase 2,537,814 shares of the Company’s common stock, 2,090,116 of such warrants were exercised on November 1, 2023.

Between July 2023 and August 2023, the Company issued unsecured convertible promissory notes with an aggregate principal sum of $1,000,000, to existing investors. upon the filing and effectiveness of the company’s amended and restated certificate of incorporation on November 1, 2023, the unsecured convertible promissory notes converted into prepaid warrants to purchase 802,468 shares of the Company’s common stock, 360,000 of such warrants were exercised on November 1, 2023.

Between August 2023 and November 1, 2023, the Company issued unsecured convertible promissory notes with an aggregate principal sum of $1,775,000 and warrants to purchase 236,666 shares of the Company’ common stock, with an exercise price equal to the price per share at which our common stock is sold in this offering that are exercisable from time to time and which will also mandatorily exercise on a cashless basis when the volume weighted average price per share of our common stock over a 20-day period reaches 125% of the exercise price, to existing and new investors.

The offers, sales and issuances of securities listed above, were deemed exempt from registration under Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder in that the issuance of securities did not involve a public offering. The recipients of such securities in each of these transactions represented their intention to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof. The offers, sales and issuances of securities listed above, were deemed exempt from registration in reliance on Section 4(a)(2) of the Securities Act or Rule 701 promulgated thereunder as transactions pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were our employees, directors or bona fide consultants and received the securities under our equity inventive plans. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act and appropriate legends were affixed to the securities issued in such transactions.

Item 16. Exhibits and Financial Statement Schedules.

(a)     Exhibits.

The exhibits to the registration statement are listed in the Exhibit Index attached hereto and are incorporated by reference herein.

(b)    Financial Statement Schedules.

All other schedules are omitted because they are not required, are not applicable, or the information is included in the financial statements or the related notes to financial statements thereto.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)     That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)     Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)    Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)    That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities: the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)    Provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(7)     For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(8)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

In reviewing the agreements included as exhibits to this registration statement, please remember they are included to provide you with information regarding their terms and are not intended to provide any other factual or disclosure information about us, our subsidiaries or other parties to the agreements. The agreements contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and:

•        should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

•        have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;

•        may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and

•        were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading. Additional information about us may be found elsewhere in the prospectus included in this registration statement.

Incorporation by Reference
Exhibit Number	Description of Exhibits	Form	Filing Date	Exhibit Number
1.1	Form of Underwriting Agreement	—	**	—
3.1	Amended and Restated Certificate of Incorporation, as currently in effect	—	*	—
3.2	Articles of Amendment to Amended and Restated Certificate of Incorporation	—	*
3.3	Bylaws, as currently in effect	—	*	—
3.4	Form of Second Amended and Restated Certificate of Incorporation to be in effect upon the completion of this offering	—	**	—
3.5	Form of Amended and Restated Bylaws, to be in effect upon the completion of this offering	—	**	—
4.1	Specimen common stock certificate	—	**	—
4.2	Form of Representative’s Warrant (included in Exhibit 1.1)
4.3	Form of outstanding convertible promissory notes	—	*	—
4.4	Form of outstanding warrants which expire between July 2024 and March 2027	—	*	—
4.5	Form of outstanding warrants which expire in August 2028	—	*	—
4.6	Form of outstanding warrant that will automatically exercise on a cashless basis at any time that the holder beneficially owns a number of shares of common stock that is less than 4.99% of outstanding shares of common stock	—	*	—
4.7	Form of outstanding warrants which expire in July 2027	—	*	—
5.1	Opinion of Pryor Cashman LLP		**	—
10.1	Loan Agreement, dated as of March 29, 2021, by and among Silverview Credit Partners, LP, as agent for the lenders, the financial institutions and other institutional investors from time to time party thereto as lenders, Heritage Distilling Company, Inc., as borrower, and Heritage Distilling Holding Company, Inc., as holdings.	—	**	—

Incorporation by Reference
Exhibit Number	Description of Exhibits	Form	Filing Date	Exhibit Number
10.2	Amendment No. 1 to Loan Agreement, dated as of September 9, 2021, by and among Silverview Credit Partners, LP, as agent for the lenders, the financial institutions and other institutional investors from time to time party thereto as lenders, Heritage Distilling Company, Inc., as borrower, and Heritage Distilling Holding Company, Inc., as holdings.	—	**	—
10.3	Consulting Agreement, dated as of April 1, 2023, by and between Heritage Distilling Company, Inc. and AV Train Consulting, LLC	—	*	—
10.4	2019 Equity Incentive Plan#	—	*	—
10.5	2023 Equity Incentive Plan#	—	**	—
21.1	Subsidiaries of the Registrant	—	*	—
23.1	Consent of Marcum LLP, independent registered public accounting firm	—	**	—
23.2	Consent of Pryor Cashman LLP (included in Exhibit 5.1)	—	**	—
24.1	Power of Attorney (included on signature page to this registration statement)

____________

*        Filed herewith.

**      To be filed by amendment.

#        Indicates a management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gig Harbor, State of Washington, on this 13th day of November 2023.

HERITAGE DISTILLING HOLDING COMPANY, INC.
By:	/s/ Justin Stiefel
Justin Stiefel Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Justin Stiefel, Jennifer Stiefel and Michael Carrosino, his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him or her and his or her name, place and stead, in any and all capacities, to sign any or all amendments (including pre-effective and post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto and other documents in connection therewith, including any Registration Statement filed pursuant to Rule 462(b) under the Securities Act of 1933, with the SEC, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any of his or her substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Justin Stiefel	Chief Executive Officer and Chairman	November 13, 2023
Justin Stiefel	(Principal Executive Officer, Principal Financial and Accounting Officer)
/s/ Michael Carrosino	Executive Vice President of Finance,	November 13, 2023
Michael Carrosino	Acting Chief Financial Officer
/s/ Laura Baumann	Director	November 13, 2023
Laura Baumann
/s/ Christopher Smith	Director	November 13, 2023
Christopher (Toby) Smith
/s/ Eric S. Trevan	Director	November 13, 2023
Eric S. Trevan, Ph.D.
/s/ Jeffrey Wensel	Director	November 13, 2023
Jeffery Wensel, M.D., Ph.D.